A copy of this preliminary prospectus supplement has been filed with the securities regulatory authorities in each of the provinces and territories of Canada and with the Securities and Exchange Commission in the United States, but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary prospectus supplement may not be complete and may have to be amended. This preliminary prospectus supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed pursuant to
General Instruction II.L of Form F-10
File Number 333-209490

SUBJECT TO COMPLETION, DATED MARCH 29, 2017

PROSPECTUS SUPPLEMENT

To a Short Form Base Shelf Prospectus Dated February 24, 2016

New Issue	March 29, 2017

Cenovus Energy Inc.

$

             Common Shares

This offering (the “Offering”) of common shares (“Common Shares”) of Cenovus Energy Inc. (“Cenovus”) consists of             Common Shares (the “Offered Shares”) at a price of $             per Offered Share (the “Offering Price”).

Price: $             per Offered Share

The Common Shares are listed on the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”) under the trading symbol “CVE”. On March 28, 2017 the last completed trading day before the announcement of the Offering, the closing price of the Common Shares was $17.36 per Common Share on the TSX and US$12.97 per Common Share on the NYSE. We have applied to the TSX and the NYSE to list the Offered Shares. Listings will be subject to Cenovus fulfilling all the listing requirements of the TSX and the NYSE, as applicable. There can be no assurance that the Offered Shares will be accepted for listing on the TSX or the NYSE.

Neither the United States (“U.S.”) Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offence.

We are permitted, under the multijurisdictional disclosure system adopted by the U.S. and Canada, to prepare this prospectus supplement in accordance with Canadian disclosure requirements, which are different from those of the U.S. We prepare our financial statements in accordance with International Financial Reporting Standards (“IFRS” or “GAAP”) as issued by the International Accounting Standards Board and they are subject to U.S. auditing and auditor independence standards. Our financial statements may not be comparable to financial statements of U.S. companies.

Certain data relating to our reserves and resources included in this prospectus supplement or incorporated by reference in the prospectus has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to U.S. disclosure standards. See “Note Relating to Reserves and Resources Disclosure”.

Owning the Offered Shares may subject you to tax consequences both in Canada and the U.S. This prospectus supplement may not describe these tax consequences fully. See “Certain Canadian Federal Income Tax Consequences” and “Certain U.S. Federal Income Tax Consequences”.

The enforcement by investors of civil liabilities under the U.S. federal securities laws may be adversely affected because we are organized under the laws of Canada. Most of our directors and officers, and some or all of the experts named in this prospectus supplement, are residents of Canada or otherwise reside outside of the U.S., and a substantial portion of their assets, as well as a substantial portion of our assets, are located outside the U.S. See “Enforceability of Civil Liabilities”.

Joint Book-Running Managers

RBC Capital Markets	J.P. Morgan

On March 29, 2017, Cenovus entered into a purchase and sale agreement (the “Acquisition Agreement”) with ConocoPhillips Company and certain of its affiliates (collectively, “ConocoPhillips”) to acquire (the “Acquisition”): (i) ConocoPhillips’ 50% interest (the “FCCL Interest”) (being the remaining 50% interest that Cenovus does not already own) in FCCL Partnership (“FCCL”), the owner of the Foster Creek, Christina Lake and Narrows Lake oil sands projects in northeast Alberta (the “FCCL Assets”), and (ii) the majority of ConocoPhillips’ western Canadian conventional assets, including ConocoPhillips’ exploration and production assets and related infrastructure and agreements in the Elmworth-Wapiti, Kaybob-Edson and Clearwater operating areas (the “Elmworth-Wapiti Area”, “Kaybob-Edson Area” and the “Clearwater Area”, respectively) and other operating areas, and all of ConocoPhillips’ interest in petroleum and natural gas rights and oil sands leases within a certain area of mutual interest northwest of Foster Creek (collectively referred to herein as the “Western Canadian Conventional Assets”, the “Deep Basin Assets” or the “DBA” and, together with the FCCL Assets, the “Assets”). The FCCL Interest and the Deep Basin Assets are to be acquired by Cenovus for total consideration of $17.7 billion, comprised of $14.1 billion in cash (the “Cash Purchase Price”) (subject to closing adjustments and subject to the exercise of ROFRs (as defined below)), and 208 million Common Shares (the “Consideration Shares” and, together with the Cash Purchase Price, the “Purchase Price”). See “Recent Developments – The Acquisition”. In addition, we have agreed that, in certain circumstances, we will make future Contingent Payments (as defined herein) to ConocoPhillips. See “Recent Developments –Contingent Payment Agreement”.

All dollar amounts in this prospectus supplement and the accompanying prospectus are in Canadian dollars, unless otherwise indicated. See “Exchange Rate Information”.

	Price to the Public	Underwriters’ Fee(1)	Net Proceeds to Cenovus(2)
Per Common Share	$	$	$
Total(3)	$	$	$

(1)	We have agreed to pay the Underwriters (as defined herein) a fee equal to % of the gross proceeds of the Offering, equal to $ per Offered Share.
(2)	Net proceeds to Cenovus are calculated before deducting the expenses of the Offering, estimated at $3.7 million, which will be paid from the gross proceeds of the Offering.
(3)

We have granted the Underwriters an option (the “Over-Allotment Option”), exercisable in whole or in part at any time from time to time prior to 5:00 p.m. (Calgary time) on the 30th day following the Offering Closing Date (as defined herein), to purchase up to an aggregate of             additional Common Shares at the Offering Price, solely to cover over-allotments, if any, and for market stabilization purposes. If the Over-Allotment Option is exercised in full then, using the same assumptions and information as set forth in notes 1 and 2, the total “Price to the Public”, “Underwriters’ Fee” and “Net Proceeds to Cenovus” (before deducting expenses of the Offering), will be $            , $             and $            , respectively. See “Plan of Distribution”. This prospectus supplement also qualifies the distribution of the Common Shares issuable on the exercise of the Over-Allotment Option. A purchaser who acquires Common Shares forming part of the Underwriters’ over-allocation position acquires those Common Shares under this prospectus supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or through secondary market purchases. See “Plan of Distribution”. Where applicable, references to the terms “Offering” and “Offered Shares” include the Common Shares issuable upon exercise of the Over-Allotment Option.

The following table sets forth the maximum number of Offered Shares that we may issue pursuant to the Over-Allotment Option.

Underwriters’ Position	Maximum Size	Exercise Period	Exercise Price
Over-Allotment Option	Common Shares	For a period of 30 days after the Offering Closing Date	$ per Common Share

It is currently anticipated that the closing date of the Offering (the “Offering Closing Date”) will be on or about April             , 2017, or such later date as we and the Underwriters may agree, but in any event not later than April             , 2017. See “Plan of Distribution”.

The terms of the Offering, including the Offering Price, were determined by negotiation between us and RBC Dominion Securities Inc. (“RBC”), J.P. Morgan Securities Canada Inc., J.P. Morgan Securities LLC (together “JPM” and collectively with RBC, the “Co-Lead Underwriters”) on their own behalf and on behalf of             ,             ,             ,             ,             ,             ,             ,             ,              and              (together with the Co-Lead Underwriters, the “Underwriters”).

The Underwriters, as principals, conditionally offer the Offered Shares, subject to prior sale, if, as and when issued by us to, and accepted by, the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution”, and subject to the approval of certain legal matters relating to Canadian law on our behalf by Blake, Cassels & Graydon LLP and on behalf of the Underwriters by Norton Rose Fulbright Canada LLP. Paul, Weiss, Rifkind, Wharton & Garrison LLP is acting as U.S. counsel to Cenovus and Shearman & Sterling LLP is acting as U.S. counsel to the Underwriters in connection with the Offering.

- i -

Both J.P. Morgan Securities Canada Inc. and J.P. Morgan Securities LLC are acting as underwriters in the Offering. Amongst J.P. Morgan Securities Canada Inc. and J.P. Morgan Securities LLC, only J.P. Morgan Securities Canada Inc. is registered as a dealer in Canada and, accordingly, amongst J.P. Morgan Securities Canada Inc. and J.P. Morgan Securities LLC, only J.P. Morgan Securities Canada Inc. will sell Offered Shares in Canada.

Subscriptions will be received subject to rejection or allotment in whole or in part, and the Underwriters reserve the right to close the subscription books at any time without notice. Book entry only certificates representing the Offered Shares will be issued in registered form to CDS Clearing and Depository Services Inc. (“CDS”) or its nominee and will be deposited with CDS on the Offering Closing Date. A purchaser of Offered Shares will receive only a customer confirmation from a registered dealer that is a CDS participant and from or through which the Offered Shares are purchased. See “Plan of Distribution”.

Subject to applicable laws, the Underwriters may, in connection with the Offering, over-allot or effect transactions that stabilize or maintain the market price of the Offered Shares at levels other than those which might otherwise prevail on the open market. The Underwriters propose to offer the Offered Shares initially at the Offering Price. After a reasonable effort has been made to sell all of the Offered Shares at the price specified, the Underwriters may reduce the selling price to investors from time to time in order to sell any of the Offered Shares remaining unsold. Any such reduction will not affect the proceeds that we receive. See “Plan of Distribution”.

Investing in the Offered Shares involves certain risks. See “Risk Factors” in the accompanying prospectus and in this prospectus supplement.

Each of RBC, JPM,             ,             ,             ,             ,             ,             ,             ,             ,             ,              and              is, directly or indirectly, a subsidiary or an affiliate of a financial institution that is a lender to Cenovus or its subsidiaries under the Existing Credit Facility (as defined herein). Furthermore, RBC and JPM are acting as our financial advisors in connection with the Acquisition and are entitled to receive certain fees from us upon completion of the Acquisition. In addition, affiliates of each of RBC and JPM have committed to provide, and agreed to syndicate, the Acquisition Credit Facilities (as defined herein) to finance a portion of the Cash Purchase Price. The net proceeds of the Offering may be used to reduce our indebtedness to such lenders including indebtedness incurred under the Existing Credit Facility and the Acquisition Credit Facilities in connection with the Acquisition. Accordingly, pursuant to applicable securities legislation, Cenovus may be considered a “connected issuer” of each such Underwriter. See “Relationship Among Cenovus and the Underwriters”, “Use of Proceeds” and “Recent Developments – Financing the Acquisition”.

Our head and registered office is located at 2600, 500 Centre Street S.E., Calgary, Alberta, Canada T2G 1A6.

Messrs. Steven F. Leer, Richard J. Marcogliese and Charles M. Rampacek and Ms. Rhonda I. Zygocki are directors of Cenovus who reside outside of Canada and each of these directors has appointed us as their agent for service of process in Canada at 2600, 500 Centre Street S.E., Calgary, Alberta, Canada T2G 1A6. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person who resides outside of Canada, even if the party has appointed an agent for service of process.

It is expected that delivery of the Offered Shares will be made against payment therefor on or about the Offering Closing Date specified on the cover page of this prospectus supplement, which will be six business days following the date of this prospectus supplement (this settlement cycle being referred to as “T+6”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Offered Shares on the date of this prospectus supplement or the next two succeeding business days will be required, by virtue of the fact that the Offered Shares will settle in T+6, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Offered Shares who wish to trade their Offered Shares on the date of this prospectus supplement or the next two succeeding business days should consult their own advisors.

- ii -

SUMMARY

The following information is a summary only and is to be read in conjunction with, and is qualified in its entirety by, the more detailed information appearing elsewhere in this prospectus supplement, the prospectus and in the documents incorporated by reference in the prospectus.

The Acquisition

On March 29, 2017, we entered into the Acquisition Agreement to acquire: (i) ConocoPhillips’ 50% interest (being the remaining 50% interest that we do not already own) in FCCL Partnership, the owner of the FCCL Assets; and (ii) the Deep Basin Assets, for total consideration of $17.7 billion, comprised of $14.1 billion in cash (subject to closing adjustments and subject to the exercise of ROFRs), and 208 million Common Shares. Closing of the Acquisition is expected to occur in the second quarter of 2017, subject to satisfaction of all closing conditions, including receipt of required regulatory approvals. See “Recent Developments – The Acquisition”.

In addition, we have agreed that, in certain circumstances, we will make future Contingent Payments to ConocoPhillips following the closing of the Acquisition. See “Recent Developments – Contingent Payment Agreement”.

Acquisition Rationale

Reinforces leadership and control of top-tier oil sands assets

The acquisition of the FCCL Interest will consolidate the ownership interests in top-tier producing in-situ oil sands assets at Foster Creek and Christina Lake and provide us with full control over operations and current and potential future growth projects at Foster Creek, Christina Lake and Narrows Lake on a 100% working interest basis. This will increase our net oil sands landholdings by approximately 0.3 million acres, our average daily bitumen production by approximately 178,000 bbls/d, and our proved bitumen reserves, as at December 31, 2016, by approximately 2,343 MMbbls, effectively doubling our oil sands exposure without any additional staff or integration requirements. In addition, we expect that consolidating the position in FCCL will allow us to effect cost improvements in our oil sands business through streamlined management processes and provide us with the full benefit from the near-to-medium term implementation of various technologies that we have developed.

Reinforcing our position as a leader in SAGD

Note: Production data and SORs are based on AER data as of December 2016. Portfolio-weighted SORs are calculated based on project operator. Peers include Athabasca Oil Corporation, China National Offshore Oil Corporation, Canadian Natural Resources Limited, ConocoPhillips, Devon Energy Corporation, Husky Energy Inc., Imperial Oil Limited, MEG Energy Corp., Pengrowth Energy Corporation and Suncor Energy Inc.

Strengthens short-cycle portfolio with an established Deep Basin presence

The acquisition of the Deep Basin Assets will increase our leasehold rights in western Canada by approximately 3.0 million acres (net), including approximately 120 MBOE/d (net) of existing oil and natural gas production (26% liquids), and will add a large inventory of approximately 1,500 identified, short-cycle, high IRR drilling opportunities, as outlined in the chart below. The Deep Basin Assets also include interests in approximately 27 natural gas processing facilities, with estimated net processing capacity of 1.4 Bcf/d and current throughput of approximately 560 MMcf/d (net), to provide cost-effective and timely support of current and future production volumes. In addition, the Deep Basin Assets will increase our proved light and medium oil and NGLs reserves as at December 31, 2016 by approximately 119 MMbbls and increase our proved natural gas reserves, as at December 31, 2016, by approximately 1,993 Bcf. Coupled with planned asset sales we expect to undertake, the acquisition of the Deep Basin Assets is expected to enhance the quality of our short-cycle development inventory.

Note: See “Drilling Locations” and “Note Regarding Forward Looking Statements” for key underlying assumptions and risks.

We believe that the Deep Basin Assets have been capital constrained in recent years and have significant investment potential that will benefit from our capital plans. Following the closing of the Acquisition, we expect to allocate capital to the Deep Basin Assets in a range of commodity price environments and in a manner that complements our long-term oil sands investment opportunities.

Specifically, following the closing of the Acquisition, we expect that our capital expenditures in respect of the Deep Basin Assets for the next three years will focus on developing the Elmworth-Wapiti Area and Kaybob-Edson Area assets, with a particular focus on development in the prolific Spirit River and Montney formations. We expect to supplement our existing team with highly qualified technical staff from ConocoPhillips and to run a three rig program in 2017, ramping up thereafter as deemed appropriate, with the potential to grow production to approximately 170 MBOE/d (net) in 2019 compared to 120 MBOE/d (net) in 2017.

Focused on the Spirit River and Montney formations

Large inventory of short-cycle, high IRR potential drilling opportunities

GLJ type curve information	IP365 (boe/d)	Well Costs ($MM,DC&T)	Gas %	IRR (%)	NPV 10% before-tax ($MM)	Payout (years)	F&D ($/boe)	Recycle Ratio (x)	1 year Capital Efficiency ($k/Flowing)
Elmworth-Wapiti Area – Montney type well	478	$6.2	58%	>100%	$8.7	~1.6	$4.90	4.1	$13.0

Kaybob-Edson Area –Spirit River type well	582	$6.4	80%	~84%	$5.8	~1.8	$5.60	2.8	$11.0

Clearwater Area – Spirit River type well	395	$4.2	81%	~87%	$3.9	~1.8	$5.50	2.8	$10.7

Note: See “Conventions and Industry Terminology” for a description of terms used and “Note Regarding Forward Looking Statements” for key underlying assumptions and risks.

While actual capital spending will be flexible and can be increased or decreased based on business needs and in response to the commodity price environment, estimated capital expenditures for the Deep Basin Assets, based on flat US$50/bbl WTI prices, are expected to increase over this three year period, with the associated number of wells expected to be drilled and the expected production growth outlined in the chart below.

In addition, Cenovus expects to be able to leverage available processing capacity within the Deep Basin Assets to support additional near-term production growth.

Note: See “Non-GAAP Measures and Additional Subtotal” for a description of terms used and “Note Regarding Forward Looking Statements” for key underlying assumptions and risks.

The locations of the Deep Basin Assets, the FCCL Assets and our significant existing conventional assets are depicted on the map below. For further information regarding the Assets see “Information Concerning the Assets”.

Internally funded growth potential

Transformative acquisition is immediately accretive to key metrics

We expect the Acquisition to increase Adjusted Funds Flow by 92%, before the impact of expected dispositions, upstream operating costs per BOE to be reduced by 7% and G&A per BOE to be reduced by 24% in 2017. Furthermore, we expect the acquired assets to generate Operating Margin of $1.8 billion for 2017 (assuming flat US$50/bbl WTI prices throughout the period). See “Note Regarding Forward Looking Statements” for key assumptions and risks. Adjusted Funds Flow is a Non-GAAP Measure and Operating Margin is an additional subtotal. See “Non-GAAP Measures and Additional Subtotal”.

Significantly enhances scale and improves capital flexibility

Following completion of the Acquisition, Cenovus expects to be the third-largest independent oil and gas producer in Canada, by production, with a 2017 forecast pro forma production base of 588,000 BOE/d (75% liquids, before asset sales) and pro forma proved plus probable reserves as at December 31, 2016 of 7,763 MMBOE. Our portfolio will span approximately 8.6 million net acres with anchor positions in two of Canada’s most prolific oil and gas plays: long-life, low-decline, best-in-class oil sands assets; and the Deep Basin, offering the flexibility to deploy capital into a large inventory of approximately 1,500 identified, short-cycle, high IRR drilling opportunities.

Note: Production volumes for peers based on consensus estimates as per FactSet as of March 17, 2017. Enterprise values per Bloomberg as of March 17, 2017; pro forma Cenovus enterprise value calculated as current enterprise value plus total transaction value before the impact of planned asset sales. Cenovus 2017F production volumes represent the midpoint of our December 8, 2016 guidance. Cenovus pro forma 2017F production volumes assume a full year contribution from the Deep Basin Assets and the FCCL Interest. Peer production volumes and enterprise value are in each case prior to completion of any announced, but not yet completed transactions. Peers include ARC Resources Ltd., Canadian Natural Resources Limited, Crescent Point Energy Corp., Encana Corporation, Husky Energy Inc., Imperial Oil Limited, Peyto Exploration & Development Corp., Seven Generations Energy Ltd., Suncor Energy Inc. and Tourmaline Oil Corp.

Maintains financial resilience

We took decisive actions during 2015 and 2016 to reduce our cost structure and enhance the sustainability of our business in a range of commodity price environments. Following the completion of the Acquisition, we expect that our significantly increased scale and integrated asset base, combined with the foregoing, will enhance our credit quality and access to capital markets.

We remain committed to maintaining our financial resilience and we will continue to target investment grade credit ratings and prudently managing our capital structure. Over the long-term, we plan to continue to target a Debt to Adjusted EBITDA ratio of 1.0 to 2.0 times and a Debt to Capitalization ratio of 30 to 40 percent.

Based on the financing plan as described under the heading “Financing the Acquisition”, upon the closing of the Acquisition we expect to have investment grade credit ratings from S&P Global Ratings, Fitch Ratings and DBRS Limited and pro forma liquidity of approximately $4.0 billion, including a combination of cash and availability on the Existing Credit Facility. We expect to have sufficient liquidity to continue to fund our working capital needs and operations for the foreseeable future.

Cenovus’s financial performance is sensitive to movements in benchmark oil and natural gas prices. At prices exceeding US$50/bbl WTI, Cenovus expects to generate a significant amount of Free Funds Flow. This provides additional flexibility to invest in new projects and allows us to fund organic growth opportunities with internally generated cash flows. Cenovus’s first priority will be to optimize its portfolio and capital structure, including by repaying the Acquisition Bridge Facilities. Cenovus continues to value total shareholder return and plans to consider the optimal level of its dividend after the divestiture of its non-core assets, as further described below, is substantially complete, taking into account factors such as future production growth, realized cost reductions and sustained margin improvements. The declaration of dividends is in the sole discretion of Cenovus’s Board of Directors.

2017F production volumes

Notes: Independent base case sensitivities assuming flat WTI, holding all other assumptions equal. Assumes NYMEX natural gas price of US$3.00/Mcf. Includes the impact of planned asset sales. Free Funds Flow is a Non-GAAP Measure –see “Non-GAAP Measures and Additional Subtotal”. See “Note Regarding Forward Looking Statements” for key underlying assumptions and risks. US$/bbl refers to WTI prices.

Pro Forma Cenovus

		Improves key financial and operation metrics(1)
		Cenovus	Cenovus pro forma impact (%)
FORECAST FINANCIAL MEASURES		2017F	2017F (before asset sales)	Accretion/ Change	2018F (post asset sales)	Accretion/ Change	2019F (post asset sales)	Accretion/ Change
Adjusted funds flow(2)	$billion	$1.6	$3.0	92%	$2.6	75%	$3.0	77%
Operating costs	$/BOE	$10.15	$9.45	(7%)	$8.65	(16%)	$8.40	(18%)
General & administrative costs	$/BOE	$2.45	$1.85	(24%)	$2.15	(26%)	$2.00	(29%)

		Cenovus	Cenovus pro forma impact (%)
FORECAST PRODUCTION & PRO FORMA RESERVES as of December 31, 2016(3)(4)		2017F	2017F (before asset sales)	Accretion/ Change	2018F (post asset sales)	Accretion/ Change	2019F (post asset sales)	Accretion/ Change
Forecast total production	MBOE/ d	290	588	103%	515	76%	559	86%
Production per share	BOE/d/ MM sh	348	478	37%	419	19%	455	26%
2P reserves(5)	MMBOE	3,797	7,763	104%	—	—	—	—
2P reserves(5) per share	BOE/sh	4.55	6.30	39%	—	—	—	—

Notes:

(1)	See “Note Regarding Forward Looking Statements” for key underlying assumptions and risks.
(2)	Adjusted Funds Flow is a Non-GAAP Measure – see “Non-GAAP Measures and Additional Subtotal”.

Free funds flow provides capital flexibility

(3)	Estimates represent full year 2017, 2018 and 2019 forecasts as if the expected dispositions of Cenovus’s legacy natural gas and crude oil properties were completed effective January 1, 2018.
(4)

Production estimates represent full year 2017F forecasts as if the Acquisition had been completed on December 31, 2016 and are not derived from the Pro Forma Statements. See “Note Relating to Prospective Financial Information”.

(5)	Reserves amounts are as at December 31, 2016.

We expect that the Acquisition will provide us with a clear line of sight to five years of steady capital investment and production growth, including 125,000 bbls/d of near-term potential production capacity growth at Christina Lake, Foster Creek, and Narrows Lake and over a decade of attractive drilling opportunities already identified in the Deep Basin Assets.

Note: 2017F is before planned asset sales, 2018F and 2019F include the impact of planned asset sales as of January 1, 2018. See “Note Regarding Forward Looking Statements” for key underlying assumptions and risks.

Cenovus expects to continue to direct the majority of its capital to sustaining its currently producing oil sands projects. Following the completion of the Acquisition, we also plan to invest in development of the Deep Basin Assets, beginning with a three rig drilling program in 2017 and a three year infrastructure budget of between $250 and $300 million to maximize throughput and optimize development of the Deep Basin Assets. At the same time, Cenovus is targeting successful completion of non-core conventional asset divestitures which we intend will generate sale proceeds to repay and retire the Asset Sale Bridge Facility, but will also reduce near term production levels. This is expected to be more than offset with development of organic growth opportunities from our Christina Lake phase G oil sands project and the Deep Basin Assets following the completion of the Acquisition. With enhanced size and scale pro forma the Acquisition, Cenovus expects to have significant capital flexibility to support potential investment decisions.

Acquisition Financing

The Purchase Price and the expenses related to the Acquisition will be financed at the closing of the Acquisition, directly or indirectly, with a combination of some or all of the following: (i) net proceeds of the Offering, (ii) amounts drawn under the Acquisition Credit

Second growth platform provides capital flexibility

Facilities and our Existing Credit Facility, (iii) a portion of existing cash on hand and other sources available to Cenovus, and (iv) the issuance of the Consideration Shares.

We intend to repay a portion of the Acquisition Credit Facilities through the sale of certain of our assets. Concurrently with the announcement of the Acquisition, Cenovus has commenced marketing non-core asset packages for its legacy Pelican Lake heavy oil and Suffield natural gas and crude oil properties. In 2016, Pelican Lake produced approximately 21,224 bbls/d (net) of heavy oil and Suffield produced approximately 7,707 bbls/d (net) of heavy oil, 17 bbls/d (net) of NGLs and 112 MMcf/d (net) of natural gas. Cenovus is also evaluating other divestiture opportunities with a view to rationalizing our asset portfolio.

Any Contingent Payments are expected to be paid from cash on hand or other sources of financing available to Cenovus, including cash flow from our crude oil, natural gas and refining operations and normal course financing activities. See “Consolidated Capitalization”.

The net proceeds of the Offering are expected to be $            , after deducting the Underwriters’ fee of $             and before deducting expenses of the Offering. If the Over-Allotment Option is exercised in full, the net proceeds of the Offering are expected to be $             after deducting the Underwriters’ fee of $             and before deducting expenses of the Offering. The expenses of the Offering are expected to be approximately $3.7 million.

Upon the closing of the Acquisition and the Offering, assuming no exercise of the Over-Allotment Option, the Consideration Shares will represent approximately             % of our issued and outstanding Common Shares.

See “Risk Factors” for a discussion of certain risks relating to the financing of the Acquisition.

Effect of the Acquisition on Cenovus

Selected Pro Forma Financial Information

The following is a summary of selected historical financial information for Cenovus, the FCCL Interest and the Deep Basin Assets and selected financial information for Cenovus on a pro forma basis after giving effect to the Acquisition, as if the Acquisition had occurred on January 1, 2016, and must be read in conjunction with the Annual Financial Statements (as defined herein) incorporated by reference in the prospectus, the FCCL Statements (as defined herein), the WCCA Statements (as defined herein) and the Pro Forma Statements (as defined herein) contained in Appendix “B” hereto. See “Caution Regarding Unaudited Pro Forma Consolidated Financial Statements”. The adjustments made in preparing the Pro Forma Statements have been made solely for the purpose of presenting the Pro Forma Statements, which are necessary to comply with applicable disclosure and reporting requirements. The Pro Forma Statements are not necessarily indicative of the financial results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results that may be obtained in the future. Additionally, the Pro Forma Statements do not give effect to any adjustments for planned asset sales that may be completed as contemplated under “Recent Developments –Financing the Acquisition”.

Year Ended December 31, 2016 ($ millions) (unaudited)

	Cenovus	FCCL Interest(1)	DBA(1)	Pro Forma
Revenue
Gross Sales	$12,282	$2,907	$774	$15,963
Less: Royalties	148	9	90	247

	12,134	2,898	684	15,716
Expenses
Purchased Product	6,978	—	—	6,978
Transportation and Blending	1,901	1,756	—	3,657
Operating	1,683	480	362	2,525
Production and Mineral Taxes	12	—	—	12

Operating Income	$1,560	$662	$322	$2,544

(1)	Includes impact of pro forma adjustments. See Pro Forma Statements in Appendix B.

Selected Combined Operational and Reserves Information

The following is a summary of selected historical operational and reserves information for Cenovus, for the FCCL Interest and the Deep Basin Assets and selected operational and reserves information for Cenovus on a pro forma basis after giving effect to the Acquisition, as if the Acquisition was completed on January 1, 2016 (in the case of the operational information) and on December 31, 2016 (in the case of the reserves information). The following is a summary only and must be read in conjunction with the Annual Financial Statements, the information concerning Cenovus under the heading “Reserves Data and Other Oil and Gas Information” in the AIF (as defined herein) incorporated by reference in the prospectus and the information concerning the Assets under the heading “Information Concerning the Assets –Selected Oil and Gas Information in Respect of the Assets” in this prospectus supplement. All reserves were independently evaluated.

Average daily production Before Royalties for the year ended December 31, 2016

	Cenovus	FCCL Interest	DBA	Pro Forma
Crude Oil & NGLs (bbls/d)
Oil Sands
Bitumen – Foster Creek	70,244	70,244	—	140,488
Bitumen – Christina Lake	79,449	79,449	—	158,898

Total Oil Sands	149,693	149,693	—	299,386

Conventional
Heavy Oil	29,185	—	—	29,185
Light & Medium Oil	25,915	—	6,980	32,895
NGLs	1,065	—	26,269	27,334

Total Conventional	56,165	—	33,249	89,414

Total Crude Oil & NGLs	205,858	149,693	33,249	388,800

Natural Gas (MMcf/d)
Oil Sands	17	—	—	17
Conventional	377	—	534	911

Total Natural Gas	394	—	534	928

Total Production (BOE/d)	271,525	149,693	122,231	543,449

Proved reserves Before Royalties as at December 31, 2016

	Cenovus	FCCL Interest	DBA	Pro Forma
Bitumen (MMbbls)	2,343	2,343	—	4,686
Heavy Oil (MMbbls)	114	—	—	114
Light & Medium Oil (MMbbls)	100	—	16	116
NGLs (MMbbls)	2	—	103	105
Natural Gas (Bcf)	652	—	1,993	2,645

Total (MMBOE)	2,668	2,343	451	5,462

Proved plus probable reserves Before Royalties as at December 31, 2016

	Cenovus	FCCL Interest	DBA	Pro Forma
Bitumen (MMbbls)	3,319	3,240	—	6,559
Heavy Oil (MMbbls)	189	—	—	189
Light & Medium Oil (MMbbls)	142	—	27	169
NGLs (MMbbls)	2	—	170	172
Natural Gas (Bcf)	864	—	3,173	4,037

Total (MMBOE)	3,797	3,240	725	7,762

Note: All reserves volumes are based on the McDaniel Forecast Prices (as defined herein).

The Offering

Issuer:	Cenovus Energy Inc.

Issue and Price:	( if the Over-Allotment Option is exercised in full) Offered Shares at an issue price of $ per Offered Share.

Proceeds:	Aggregate gross proceeds of $ ($ if the Over-Allotment Option is exercised in full).

Offering Closing Date:	The Offering is currently expected to close on or about April , 2017, or such later date as Cenovus and the Underwriters may agree, but in any event not later than April , 2017.

Use of Proceeds:

We intend to use the net proceeds of the Offering, together with a portion of our available cash and borrowings under the Acquisition Credit Facilities and the Existing Credit Facility, to finance the Cash Purchase Price and pay certain fees and expenses related to the Acquisition. The closing of the Offering is not conditional upon the Acquisition being completed. In the event that the Acquisition is not completed, we may use the net proceeds of the Offering to, among other things, reduce our indebtedness, finance future growth opportunities including acquisitions and investments, finance our capital expenditures, repurchase outstanding Common Shares or for other general corporate purposes. See “Recent Developments – The Acquisition – The Acquisition Agreement”, “Recent Developments –The Acquisition – Financing the Acquisition” and “Risk Factors – Discretion as to the Use of Proceeds if the Acquisition is not Completed”.

Tax Considerations:

You should be aware that the acquisition, ownership and disposition of Offered Shares may have tax consequences both in Canada and the U.S. See “Certain Canadian Federal Income Tax Consequences” and “Certain U.S. Federal Income Tax Consequences”.

Risk Factors:	Investing in the Offered Shares involves certain risks that should be carefully considered by prospective investors. See “Risk Factors”.

ABOUT THIS PROSPECTUS SUPPLEMENT

Unless the context otherwise requires, all references in this prospectus supplement and the prospectus to “Cenovus”, “we”, “us” and “our” mean Cenovus Energy Inc. and its consolidated subsidiaries and partnerships.

This document is provided in two parts. The first part is this prospectus supplement, which describes certain terms of the Offered Shares that we are offering hereunder, and also adds to and updates certain information contained in the prospectus and the documents incorporated by reference therein. The second part, the prospectus, gives more general information, some of which may not apply to the Offered Shares. Defined terms or abbreviations used in this prospectus supplement that are not defined herein have the meanings ascribed to them in the prospectus.

This prospectus supplement is deemed to be incorporated by reference into the prospectus solely for the purposes of the Offering. Other documents are also incorporated or deemed to be incorporated by reference into the prospectus. See “Documents Incorporated by Reference” in this prospectus supplement and “Where You Can Find More Information” in the prospectus.

You should rely only on the information contained in this prospectus supplement, the prospectus and the information incorporated by reference in the prospectus. We have not, and the Underwriters have not, authorized anyone to provide you with different or additional information. We are not, and the Underwriters are not, making an offer to sell the Offered Shares in any jurisdiction where the offer or sale is not permitted. You should not assume that the information appearing in this prospectus supplement, the prospectus or any documents incorporated by reference in the prospectus, is accurate as of any date other than the date on the front of those documents, as our business, operating results, financial condition and prospects may have changed since that date.

Except as the context otherwise requires, when used herein, all references to the Offered Shares shall include any additional Offered Shares issued in connection with any exercise of the Over-Allotment Option. If the description of the Offering or any other information varies between this prospectus supplement and the prospectus (including the documents incorporated by reference therein), investors should rely on the information in this prospectus supplement.

Except as the context otherwise requires, all references to pro forma or forecast per share amounts are described on a basis that assumes the issuance of the Consideration Shares and the completion of the Offering (assuming no exercise of the Over-Allotment Option).

In this prospectus supplement, the prospectus and in the documents incorporated by reference in the prospectus, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars, references to “dollars”, “CDN$”, or “$” are to Canadian dollars and all references to “US$” are to U.S. dollars. Unless otherwise indicated, all of our financial information included in this prospectus supplement, the prospectus and the documents incorporated by reference in the prospectus has been prepared in accordance with IFRS, which are generally accepted accounting principles for publicly accountable enterprises in Canada.

Information on or connected to our website, even if referred to in a document incorporated by reference herein, does not constitute part of this prospectus supplement or the prospectus and is not incorporated by reference herein.

All information regarding the Deep Basin Assets contained herein, including all reserves and related information, financial information and all pro forma financial information reflecting the pro forma effects of the acquisition of the Deep Basin Assets, has been derived in part from information provided by ConocoPhillips, including in connection with our due diligence investigation, and by other third parties. See “Risk Factors”.

PRESENTATION OF FINANCIAL INFORMATION

The statements of revenues, royalties and production costs of the Western Canadian Conventional Assets of ConocoPhillips included in Appendix “B” to this prospectus supplement (the “WCCA Statements”) are reported in Canadian dollars and prepared in accordance with the financial reporting framework specified in subsection 3.11(5) of National Instrument 52-107 Acceptable Accounting Principles and Auditing Standards (“NI 52-107”) for operating statements and derived from financial statements prepared in accordance with U.S. generally accepted accounting principles and may not be comparable to financial statements of Canadian companies prepared in accordance with IFRS. The audited financial statements of FCCL comprising the balance sheets as at December 31, 2016 and January 1, 2016 and the statements of earnings and comprehensive income, partners’ equity and cash flows for the period from January 2, 2016 to December 31, 2016 and the year ended January 1, 2016 and related notes included in Appendix “B” to this prospectus supplement (the “FCCL Statements”) are reported in Canadian dollars and prepared in accordance with IFRS.

As noted above, the WCCA Statements are included in this prospectus supplement in accordance with disclosure requirements under Canadian securities laws, pursuant to subsection 3.11(5) of NI 52-107 for operating statements of acquired oil and gas properties, which requirements differ from the relevant disclosure requirements under U.S. securities laws. The presentation and disclosure of the information contained in the WCCA Statements would vary under the disclosure standards prescribed by U.S. securities laws and may not be comparable to disclosure on acquired oil and gas properties of U.S. companies. The line items in the WCCA Statements have been prepared in all respects using accounting policies that are permitted by generally accepted accounting principles in the U.S., with such accounting policies applying to those line items as if such line items were presented as part of a complete set of financial statements. See also note 1 to the WCCA Statements included in Appendix “B” to this prospectus supplement.

CAUTION REGARDING UNAUDITED PRO FORMA CONSOLIDATED

FINANCIAL STATEMENTS

This prospectus supplement contains our unaudited pro forma consolidated financial statements, comprised of our unaudited pro forma consolidated balance sheet as at December 31, 2016 (the “Pro Forma Balance Sheet”), our unaudited pro forma consolidated statement of earnings for the year ended December 31, 2016 (the “Pro Forma Income Statement”) and our unaudited pro forma consolidated operating statement for the year ended December 31, 2016 (the “Pro Forma Operating Statement” and, together with the Pro Forma Balance Sheet, the Pro Forma Income Statement and the unaudited notes thereto, the “Pro Forma Statements”).

The Pro Forma Balance Sheet gives effect to: (i) the Offering, assuming no exercise of the Over-Allotment Option; (ii) the Acquisition Credit Facilities; and (iii) the completion of the Acquisition (including the issuance of the Consideration Shares) as if the Acquisition had occurred on December 31, 2016.

The Pro Forma Income Statement gives effect to the acquisition of the FCCL Interest and the Pro Forma Operating Statement gives effect to the acquisition of the FCCL Interest and the Deep Basin Assets as if the Acquisition had occurred on January 1, 2016.

None of the Pro Forma Statements give effect to any adjustments for planned asset sales that may be completed as contemplated below under “Recent Developments – Financing the Acquisition”.

The Pro Forma Statements have been prepared using certain of our historical financial statements, the WCCA Statements and the FCCL Statements, as more particularly described in the notes to such Pro Forma Statements. In preparing the Pro Forma Statements, we have not independently verified the WCCA Statements. The Pro Forma Statements are not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected therein occurred on the dates indicated. Actual amounts recorded upon the finalization of the purchase price allocation under the Acquisition may differ from the amounts reflected in the Pro Forma Statements.

Since the Pro Forma Statements have been developed to retroactively show the effect of a transaction that is expected to occur at a later date, and even though they were prepared following generally accepted practice using reasonable assumptions, the Pro Forma Statements reflect limitations inherent in the very nature of pro forma data. The data contained in the Pro Forma Statements represents only a simulation of the potential financial impact of the Acquisition and related adjustments which are preliminary in nature. Undue reliance should not be placed on the Pro Forma Statements. See “Note Regarding Forward Looking Statements” and “Risk Factors”.

EXCHANGE RATE INFORMATION

The following table sets forth, for each of the periods indicated, the period end noon exchange rate, the average noon exchange rate and the high and low noon exchange rates of one U.S. dollar in exchange for Canadian dollars as reported by the Bank of Canada.

	Year Ended December 31,
	2016	2015	2014
High	1.4589	1.3990	1.1643
Low	1.2544	1.1728	1.0614
Average	1.3248	1.2787	1.1045
Period end	1.3427	1.3840	1.1601

The noon exchange rate on March 28, 2017, as reported by the Bank of Canada for the conversion of U.S. dollars into Canadian dollars was US$1.00 equals $1.3363.

ABBREVIATIONS AND CONVERSIONS

Oil and NGLs		Natural Gas
bbl	barrel	Bcf	billion cubic feet
bbls/d	barrels per day	Mcf	thousand cubic feet
Mbbls/d	thousand barrels per day	MMcf	million cubic feet
MMbbls	million barrels	MMcf/d	million cubic feet per day
NGLs	natural gas liquids	MMBtu	million British thermal units
BOE	barrel of oil equivalent	CBM	coal bed methane
BOE/d	barrels of oil equivalent per day
MMBOE	million barrels of oil equivalent
MBOE/d	thousand barrels of oil equivalent per day
MMBOE/d	million barrels of oil equivalent per day
WCS	Western Canadian Select crude blend
WTI	West Texas Intermediate
SAGD	steam-assisted gravity drainage
SOR	steam-to-oil ratio
ISOR	instantaneous steam-to-oil ratio

In this prospectus supplement, certain natural gas volumes have been converted to BOE on the basis of six Mcf to one bbl. BOE may be misleading, particularly if used in isolation. A conversion ratio of six Mcf to one bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of six to one, utilizing a conversion on a six to one basis may be misleading as an indication of value.

NON-GAAP MEASURES AND ADDITIONAL SUBTOTAL

The following measures do not have a standardized meaning as prescribed by IFRS and therefore are considered non-GAAP measures (“Non-GAAP Measures”). You should not consider these measures in isolation or as a substitute for analysis of our results as reported under IFRS. These measures are defined differently by different companies in our industry. These measures may not be comparable to similar measures presented by other issuers.

Netback is a Non-GAAP Measure commonly used in the oil and gas industry to assist in measuring operating performance on a per-unit basis. Netback is defined as gross sales less royalties, transportation and blending, operating expenses and production and mineral taxes divided by sales volumes. Netbacks do not reflect non-cash write-downs of product inventory until the inventory is sold. Netbacks reflect Cenovus’s margin on a per-barrel basis of unblended bitumen and crude oil. As such, the bitumen and crude oil sales price, transportation and blending costs, and sales volumes exclude the impact of purchased condensate. Condensate is blended with the bitumen and heavy oil to reduce its thickness in order to transport it to market. Our Netback calculation is aligned with the definition found in the Canadian Oil and Gas Evaluation Handbook (“COGE Handbook”). See Appendix “A” for a reconciliation of Netback to the applicable line items of the Pro Forma Operating Statement.

Adjusted Funds Flow is a Non-GAAP Measure commonly used in the oil and gas industry to assist in measuring a company’s ability to finance its capital programs and meet its financial obligations. Adjusted Funds Flow is defined as Cash From Operating Activities excluding net change in other assets and liabilities and net change in non-cash working capital. Net change in other assets and liabilities is composed of site restoration costs and pension funding. Non-cash working capital is composed of current assets and current liabilities, excluding cash and cash equivalents and risk management.

Free Funds Flow is a Non-GAAP Measure defined as Adjusted Funds Flow less capital investment.

Debt is a Non-GAAP Measure defined as short-term borrowings and the current and long-term portions of long-term debt. Debt is used as a component of Net Debt.

Net Debt is a Non-GAAP Measure defined as Debt net of cash and cash equivalents.

Adjusted EBITDA is a Non-GAAP Measure that we define as earnings before finance costs, interest income, income tax expense, depreciation, depletion and amortization, goodwill impairments, asset impairments and reversals, unrealized gains (losses) on risk management, foreign exchange gains (losses), gains (losses) on divestiture of assets, revaluation gain and other income (loss), net, calculated on a trailing 12-month basis. Net debt to Adjusted EBITDA is used to steward our overall debt position and as a measure of our overall financial strength.

Capitalization is a Non-GAAP Measure defined as Debt plus shareholders’ equity. Net Debt to Capitalization is defined as net debt divided by net debt plus shareholders’ equity.

Operating Margin is an additional subtotal found in Note 1 of the Annual Financial Statements and is used to provide a consistent measure of the cash generating performance of our assets for comparability of our underlying financial performance between periods. Operating Margin is defined as revenues less purchased product, transportation and blending, operating expenses and production and mineral taxes plus realized gains less realized losses on risk management activities. Items within the “Corporate and Eliminations” segment are excluded from the calculation of Operating Margin.

NOTE REGARDING FORWARD LOOKING STATEMENTS

This prospectus supplement, the prospectus and the documents incorporated by reference therein contain certain forward looking statements and forward looking information (collectively referred to as “forward looking information”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995, about our current expectations, estimates and projections about the future, based on certain assumptions made by us in light of our experience and perception of historical trends. Although we believe that the expectations represented by such forward looking information are reasonable, there can be no assurance that such expectations will prove to be correct.

This forward looking information is identified by words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “forecast”, “future”, “F”, “target”, “position”, “project”, “committed”, “can be”, “pursue” “capacity”, “could”, “should”, “focus”, “proposed”, “potential”, “priority”, “may”, “strategy”, “forward”, “will” or similar expressions and includes suggestions of future outcomes, including statements about: the use of proceeds of the Offering; the completion of the Offering and the Acquisition, and the timing thereof; the listing of the Offered Shares on the TSX and the NYSE; the anticipated benefits to us of the Acquisition, including the effect on Adjusted Funds Flow; our pro forma financial, operating and reserves information, anticipated drilling locations, drilling inventories and drilling opportunities, and production estimates after completion of the Acquisition; the midstream gathering, processing and transportation arrangements to be acquired and assumed by us in connection with the Acquisition; the availability and repayment of the Acquisition Credit Facilities; replacement of the Equity Bridge Facility (as defined herein) through the issuance of the Offered Shares pursuant to the Offering; replacement, refinancing or repayment of the Debt Bridge Facility (as defined herein) through the issuance by us of debt securities; anticipated disposition of certain assets and the expected application of the proceeds of such dispositions to amounts owing under the Asset Sale Bridge Facility (as defined herein); the anticipated effect of the Acquisition on Cenovus’s credit ratings; the anticipated effect of the Acquisition on the consolidated capitalization of Cenovus following the completion of the Offering, the issuance of the Consideration Shares, the anticipated borrowings under the Acquisition Credit Facilities and the completion of the Acquisition; future Contingent Payments; Cenovus’s strategy and related milestones and schedules including expected timing for oil sands expansion phases and associated expected production capacities; our pro forma financial and operational projections for 2017 and future years and our plans and strategies to realize such projections; forecast exchange rates and trends; the expected development and growth of our business projections for the current year and future years and our plans and strategies to realize such projections; our forecast operating and financial results, including forecast sales prices, costs and cash flows; targets for our leverage ratios of Debt (and Net Debt) to Adjusted EBITDA as well as Debt (and Net Debt) to Capitalization; our expected ability to satisfy payment obligations as they become due; planned capital expenditures, including the amount, timing and financing thereof; our annual capital investment forecasts and plans with respect thereto; the techniques expected to be used to recover reserves and forecasts of the timing thereof; future abandonment and reclamation costs and the timing of payments in relation thereto; our expected recovery of income taxes; our expected future production, including the timing, stability or growth thereof; our expected reserves, contingent and prospective resources and related information, including future net revenue and future development costs; oil sands sustaining capital costs and the impact on net present value of oil sands projects; over ten years of steady capital investment and production growth; our expected capacities, including for projects, transportation and refining; our expected ability to preserve our financial resilience and various plans and strategies with respect thereto; forecast cost savings and sustainability thereof; our priorities for 2017 and future years; our expectations for broadening market access; our expectations for improving cost structures, forecast cost savings and the sustainability thereof; our dividend plans and strategy; the anticipated timelines for future regulatory, partner or internal approvals; the future impact of regulatory measures; our forecast commodity prices, forecast inflation and trends; differentials and trends and expected impacts to Cenovus; potential impacts to Cenovus of various risks, including those related to commodity prices, derivative financial instruments and the carbon strategy announced by the Canadian federal government; expected impacts of the Contingent Payment Agreement (as defined herein); the potential effectiveness of our risk management strategies; future use and development of technology; our ability to access and implement all technology necessary to efficiently and effectively operate our assets (including, but not limited to, the Assets) and achieve and sustain future cost reductions, including expected effects on environmental impact; and our projected shareholder return. Readers are cautioned not to place undue reliance on forward looking information as Cenovus’s actual results may differ materially from those expressed or implied.

Developing forward looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to us and others that apply to the industry in general. The factors or assumptions on which the forward looking information is based include: timing and receipt of applicable regulatory approvals for the Offering and the Acquisition; all required financing being available to complete the Acquisition; our ability to successfully integrate the Deep Basin Assets; our ability to obtain and retain qualified staff and equipment in a timely and cost-efficient manner; our ability to access sufficient capital to pursue our development plans associated with full ownership of the FCCL Assets and the acquisition of the Deep Basin Assets; the Offering being completed on the terms and timing expected; Cenovus’s ability to complete asset dispositions, including to repay and retire the Asset Sale Bridge Facility; Cenovus’s ability to issue debt securities, including to repay and retire the Debt Bridge Facility; the impact that the Acquisition and the financing thereof may have on Cenovus’s current credit ratings; forecast crude oil and natural gas prices, forecast inflation and other assumptions inherent in our current guidance set out below; expected impacts of the Contingent Payment Agreement; alignment of realized WCS (as defined herein) prices and WCS prices as calculated under the Contingent Payment Agreement; our projected capital investment levels, the flexibility of capital spending plans and the associated sources of funding; sustainability of achieved cost reductions, achievement of further cost reductions and sustainability thereof, including, but not limited to, in relation to the Assets; expected condensate prices; estimates of quantities of oil, bitumen, natural gas and NGLs from properties and other sources not currently classified as proved; future use and development of technology; our ability to access and implement all technology necessary to efficiently and effectively operate our assets (including, but not limited to, the Assets) and achieve and sustain cost reductions; our ability to obtain necessary regulatory and partner approvals; our ability to implement capital projects or stages thereof in a successful and timely manner; our ability to generate sufficient cash flow to meet our current and future obligations; estimated abandonment and reclamation costs, including associated levies and regulations; and other risks and uncertainties described from time to time in the filings we make with securities regulatory authorities. The information contained on our website is not incorporated by reference into this prospectus supplement. The reference to our website is intended to be an inactive textual reference.

The forward looking information in this prospectus supplement also includes financial outlook regarding Cenovus and other forward looking metrics (including production, financial and oil and gas related metrics) relating to Cenovus, the Acquisition and the Assets, including: the projected impact of lowering sustaining capital, including on the net present value of our assets; our estimates regarding the Field Level Break-Even (as defined herein) for our oil sands assets; our projections for and expectations relating to our Free Funds Flow (as defined herein); our projected capital expenditures; projected Contingent Payments; projections related to drilling locations and other opportunities, IRR, NPV, FNR, Payout, F&D, Recycle Ratio and Capital Efficiency (each as defined herein) metrics for wells drilled in respect of the Deep Basin Assets; our expectations regarding the impact of the Acquisition on Adjusted Funds Flow, Adjusted Funds Flow per Common Share, upstream operating costs per BOE, general and administrative (“G&A”) expenses per BOE, Free Funds Flow, operating costs, G&A and capital expenditures and our targeted Debt (and Net Debt) to Adjusted EBITDA and Debt (and Net Debt) to Capitalization ratios (as each defined herein). See also “Drilling Locations” and

“Conventions and Industry Terminology” for important information regarding our disclosure of drilling locations and other opportunities and the other oil and gas metrics referred to above.

Unless otherwise specifically stated or the context dictates otherwise, the financial outlook and other forward looking metrics contained in this prospectus supplement, in addition to the generally applicable assumptions described above, are based on the following specific assumptions, as applicable: (i) WTI prices averaging US$50.00 in 2017, 2018, and 2019; (ii) Brent prices averaging US$52.25 in 2017, 2018, and 2019; (iii) NYMEX natural gas prices averaging US$3.00 in 2017, 2018, and 2019; (iv) AECO natural gas prices averaging $3.07 in 2017, 2018, and 2019; (v) the exchange rate for the conversion of one U.S. dollar into Canadian dollars averaging $1.33 in 2017, 2018, and 2019; (vi) the pricing differential between WCS and WTI averaging US$14.50 in 2017, 2018, and 2019; (vii) Chicago 3-2-1 Crack Spread averaging US$15.00/bbl in 2017, 2018, and 2019; (viii) the successful completion of our forecast capital expenditure and development plans as outlined in this prospectus supplement (including favourable drilling results and successful completion of major projects on time and on budget); (ix) the alignment of realized WCS prices and WCS prices as calculated under the Contingent Payment Agreement; (x) overall production rates for 2017, 2018 and 2019 being in line with our expectations as outlined in this prospectus supplement; (xi) royalty rates in Alberta, Saskatchewan and British Columbia remaining unchanged from the currently announced rates for 2017, 2018 and 2019; and (xii) operating and G&A costs per BOE being in line with our expectations as outlined in this prospectus supplement.

Unless otherwise specifically stated or the context dictates otherwise, the financial outlook and other forward looking metrics contained in this prospectus supplement, in addition to the generally applicable assumptions described above, do not include or account for the effects or impacts of planned asset sales.

The risk factors and uncertainties that could cause our actual results to differ materially, include: possible failure by us to realize the anticipated benefits of, and synergies from, the Acquisition; our inability to complete the Acquisition on the terms contemplated by the Acquisition Agreement or at all; possible failure to access or implement some or all of the technology necessary to efficiently and effectively operate our assets (including, but not limited to, the Assets) and achieve and sustain future cost reductions; volatility of and other assumptions regarding commodity prices; the effectiveness of our risk management program, including the impact of derivative financial instruments, the success of our hedging strategies and the sufficiency of our liquidity position; the accuracy of cost estimates; commodity prices, currency and interest rates; possible lack of alignment of realized WCS prices and WCS prices as calculated under the Contingent Payment Agreement; product supply and demand; market competition, including from alternative energy sources; risks inherent in our marketing operations, including credit risks; exposure to counterparties and partners, including ability and willingness of such parties to satisfy contractual obligations in a timely manner; risks inherent in the operation of our crude-by-rail terminal, including health, safety and environmental risks; maintaining desirable ratios of Debt (and Net Debt) to Adjusted EBITDA as well as Debt (and Net Debt) to Capitalization; our ability to access various sources of debt and equity capital, generally, and on terms acceptable to us; our ability to finance growth and sustaining capital expenditures; changes in credit ratings applicable to us or any of our securities; changes to our dividend plans or strategy, including the dividend reinvestment plan; accuracy of our reserves, resources, future production and future net revenue estimates; our ability to replace and expand oil and gas reserves; our ability to maintain our relationship with our partners and to successfully manage and operate our integrated business; reliability of our assets including in order to meet production targets; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; the occurrence of unexpected events such as fires, severe weather conditions, explosions, blow-outs, equipment failures, transportation incidents and other accidents or similar events; refining and marketing margins; inflationary pressures on operating costs, including labour, natural gas and other energy sources used in oil sands processes; potential failure of products to achieve or maintain acceptance in the market; risks associated with fossil fuel industry reputation; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities; unexpected difficulties in producing, transporting or refining of crude oil into petroleum and chemical products; risks associated with technology and its application to our business; risks associated with climate change; the timing and the costs of well and pipeline construction; our ability to secure adequate and cost-effective product transportation including sufficient pipeline, crude-by-rail, marine or alternate transportation, including to address any gaps caused by constraints in the pipeline system; availability of, and our ability to attract and retain, critical talent; possible failure to obtain and retain qualified staff and equipment in a timely and cost-efficient manner; changes in labour relationships; changes in the regulatory framework in any of the locations in which we operate, including changes to the regulatory approval process and land-use designations, royalty, tax, environmental, greenhouse gas, carbon, climate change and other laws or regulations, or changes to the interpretation of such laws and regulations, as adopted or proposed, the impact thereof and the costs associated with compliance; the expected impact and timing of various accounting pronouncements, rule changes and standards on our business, our financial results and our consolidated financial statements; changes in general economic, market and business conditions; political and economic conditions in the countries in which we operate or supply; occurrence of unexpected events such as war, terrorist threats and the instability resulting therefrom; and risks associated with existing and potential future lawsuits and regulatory actions against us.

Statements relating to “reserves” and “resources” are deemed to be forward looking information, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated, and can be profitably produced in the future.

We caution that the foregoing list of important factors is not exhaustive. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward looking information. You should carefully consider the matters discussed under “Risk Factors” in the prospectus and in this prospectus supplement. You should also refer to “Risk Factors” in our AIF, “Risk Management” in our Annual MD&A (as defined herein), each as incorporated by reference in the prospectus, and to the risk factors described in other documents incorporated by reference in the prospectus.

You should not place undue reliance on the forward looking information contained in this prospectus supplement, the prospectus or incorporated by reference therein, as actual results achieved will vary from the forward looking information provided in this prospectus supplement, the prospectus and the documents incorporated by reference therein, and the variations may be material. We make no representation that actual results achieved will be the same in whole or in part as those set out in the forward looking information. Furthermore, the forward looking information contained in this prospectus supplement, the prospectus or incorporated by reference therein is made as of the date of this prospectus supplement or as of the date specified in the prospectus or the documents incorporated by reference therein, as the case may be. The purpose of the financial outlook in this prospectus supplement is to provide management’s expectations of the effects of the Offering and/or the Acquisition, as applicable. Except as required by applicable securities law, we undertake no obligation to update publicly or otherwise revise any forward looking information or the foregoing list of factors affecting those statements, whether as a result of new information, future events or otherwise or the foregoing lists of factors affecting this information.

This cautionary statement qualifies all forward looking information contained in this prospectus supplement and the prospectus and incorporated by reference in the prospectus.

NOTE RELATING TO PROSPECTIVE FINANCIAL INFORMATION

The prospective financial information included in this prospectus supplement has been prepared by, and is the responsibility of, Cenovus’s management.

Neither PricewaterhouseCoopers LLP nor Ernst & Young LLP has examined, compiled, nor performed any procedures with respect to the prospective financial information contained herein and, accordingly, neither PricewaterhouseCoopers LLP nor Ernst & Young LLP has expressed an opinion or any other form of assurance on such information or its achievability. Neither PricewaterhouseCoopers LLP nor Ernst & Young LLP assumes responsibility for, and each of PricewaterhouseCoopers LLP and Ernst & Young LLP denies any association with the prospective financial information included in this prospectus supplement.

The reports of PricewaterhouseCoopers LLP and Ernst & Young LLP included or incorporated by reference in this prospectus supplement refer exclusively to the historical financial statements described therein and do not extend to the prospective financial information included in this prospectus supplement and should not be read to do so.

NOTE RELATING TO RESERVES AND RESOURCES DISCLOSURE

The securities regulatory authorities in Canada have adopted National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities (“NI 51-101”), which imposes oil and gas disclosure standards for Canadian public issuers engaged in oil and gas activities. NI 51-101 requires oil and gas issuers, in their filings with Canadian securities regulatory authorities, to disclose proved and probable reserves, and to disclose reserves and production on a gross basis before deducting royalties. It also permits disclosure of resources and possible reserves. Probable reserves, possible reserves and resources are of a higher uncertainty and are less likely to be accurately estimated or recovered than proved reserves.

We are required to disclose reserves in accordance with Canadian securities law requirements and this prospectus supplement and the disclosure in certain of the documents incorporated by reference in the prospectus include reserves designated as probable reserves.

The SEC definitions of proved and probable reserves are different from the definitions contained in NI 51-101; therefore, proved and probable reserves disclosed herein and in the documents incorporated by reference in the prospectus in compliance with NI 51-101 may not be comparable to U.S. standards. The SEC requires U.S. oil and gas reporting companies, in their filings with the SEC, to disclose only proved reserves after the deduction of royalties and production due to others, but permits the optional disclosure of probable and possible reserves.

In addition, we are permitted to disclose estimates of resources other than reserves in accordance with Canadian securities laws, and certain documents incorporated by reference in the prospectus contain such estimates. The SEC does not permit the disclosure of resources other than reserves in reports filed with it by U.S. oil and gas reporting companies. Contingent and prospective resources are not, and should not be confused with, reserves. Investors are cautioned not to assume that any or all of Cenovus’s contingent and prospective resources will be converted into reserves. Additional information regarding these estimates can be found in our statement of contingent and prospective resources dated February 15, 2017, which is incorporated by reference in the prospectus.

The resources other than reserves estimates provided in the documents incorporated by reference in the prospectus are estimates only. Actual contingent and prospective resources (and any volumes that may be reclassified as reserves) and future production from such contingent and prospective resources may be greater than or less than the estimates provided therein.

Moreover, as required by NI 51-101, we have determined and disclosed the net present value of future net revenue from our reserves disclosure using forecast prices and costs. The SEC requires that reserves and related future net revenue be estimated based on historical 12 month average prices, but permits the optional disclosure of revenue estimates based on different price and cost criteria, including standardized future prices.

For additional information regarding the presentation of our reserves and other oil and gas information, see the section entitled “Reserves Data and Other Oil and Gas Information” in our AIF, which is incorporated by reference in the prospectus.

DRILLING LOCATIONS

This prospectus supplement discloses potential future drilling locations in two categories: (a) proved locations and (b) probable locations. This prospectus supplement also discloses additional un-booked future drilling opportunities. Proved locations and probable locations are proposed drilling locations identified in the Assets Reserves Reports (as defined herein) that have proved and/or probable reserves, as applicable, attributed to them in such report. Un-booked future drilling opportunities are internal Cenovus estimates based on prospective acreage and an assumption as to the number of wells that can be drilled per section based on industry practice and internal Cenovus technical analysis and review. Un-booked future drilling opportunities have been identified by Cenovus management based on evaluation of applicable geologic, seismic, engineering, production and reserves information. Un-booked future drilling opportunities do not have proved or probable reserves attributed to them in the Assets Reserves Reports. Of the approximately 1,500 identified drilling opportunities within the Deep Basin Assets to be acquired, 212 are proved locations, 221 are probable locations and the remainder are un-booked future drilling opportunities.

Cenovus’s ability to drill and develop these locations and opportunities and the drilling locations on which Cenovus actually drills wells depends on a number of uncertainties and factors, including, but not limited to, the availability of capital, equipment and personnel, oil and natural gas prices, capital and operating costs, inclement weather, seasonal restrictions, drilling results, additional geological, geophysical and reservoir information that is obtained, production rate recovery, gathering system and transportation constraints, net price received for commodities produced, regulatory approvals and regulatory changes. As a result of these uncertainties, there can be no assurance that the potential future drilling locations and opportunities Cenovus has identified will ever be drilled or if Cenovus will be able to produce oil, NGL or natural gas from these or any other potential drilling locations or opportunities. As such, Cenovus’s actual drilling activities may differ materially from those presently identified, which could adversely affect Cenovus’s business. While certain of the identified un-booked drilling opportunities have been de-risked by drilling existing wells in relatively close proximity to such un-booked drilling opportunities, some of the other un-booked drilling opportunities are farther away from existing wells where Cenovus management has less information about the characteristics of the reservoir and therefore there is more uncertainty whether wells will be drilled and, if drilled, there is further uncertainty that such wells will result in additional proved or probable reserves or production.

CONVENTIONS AND INDUSTRY TERMINOLOGY

References in this prospectus supplement to “crude oil” means “bitumen”, “heavy crude oil”, “light crude oil” and “medium crude oil” combined as those terms are defined in NI 51-101; references to “natural gas” means, collectively, “conventional natural gas” as defined in NI 51-101, “shale gas” as defined in NI 51-101, “coal bed methane” as defined in NI 51-101, “solution gas” as defined in Canadian Securities Administrators Staff Notice 51-324 – Glossary to NI 51-101 Standards of Disclosure for Oil and Gas Activities; references to “NGLs” means “natural gas liquids” as defined in NI 51-101; references to “heavy oil” means “heavy crude oil” as defined in NI 51-101; and references to “liquids” means crude oil and NGLs.

Types of wells described in this prospectus supplement are based on actual drilling results from such wells to date.

“Capital Efficiency” is defined as initial well costs divided by IP365. Initial well costs include the average expected costs to drill, complete, and tie-in a single well and exclude costs associated with early stage appraisal activity such as seismic, stratigraphic test drilling, and other infrastructure. Capital Efficiency does not have any standard meaning prescribed by IFRS or the COGE Handbook and therefore may not be comparable with the calculation of similar measures for other entities. We believe that the presentation of Capital Efficiency is relevant and useful to investors because it shows the illustrative economics in respect of wells that may be comparable to those we anticipate drilling in respect of the Deep Basin Assets over the first 365 days of production of such wells.

“Decline rate” is defined as the rate at which proved developed producing reserves are expected to naturally decline according to the evaluation by our independent qualified reserves evaluator.

“F&D” is defined as expected initial well costs divided by forecasted average recovery based on type curve analysis. F&D does not have any standard meaning prescribed by IFRS and therefore may not be comparable with the calculation of similar measures for other entities. We believe that the presentation of F&D is relevant and useful to investors because it shows the illustrative well-level finding and development cost economics in respect of wells that may be comparable to those we anticipate drilling in respect of the Deep Basin Assets.

“Field Level Break-Even” is the approximate benchmark WTI oil price at which realized bitumen revenues cover cash costs, including royalties, transportation and blending, and operating costs. Field Level Break-Even does not have any standard meaning prescribed by IFRS or the COGE Handbook and therefore may not be comparable with the calculation of similar measures for other entities. We believe that the presentation of Field Level Break-Even is relevant and useful to investors because it provides an illustrative field level break-even economic WTI oil price in respect of our oil sands projects.

“IP365” is defined as the estimated average producing day rate over the first 365 days of a type curve forecast based on analysis of existing wells having characteristics believed to be similar to the identified drilling opportunities.

“IRR” is defined as the interest rate at which the net present value of all future cash flows from a well equal zero. IRR does not have any standard meaning prescribed by IFRS or the COGE Handbook and therefore may not be comparable with the calculation of similar measures for other entities. We believe that the presentation of IRR is relevant and useful to investors because it shows illustrative well-level economics in respect of wells that may be comparable to those we anticipate drilling in respect of the Deep Basin Assets.

“NPV” is defined as the difference between the present value of projected cash inflows and the present value of projected cash outflows. NPV does not have any standard meaning prescribed by IFRS and therefore may not be comparable with the calculation of similar measures for other entities. We believe that the presentation of NPV is relevant and useful to investors because it presents the relative monetary significance of wells that may be comparable to those we anticipate drilling in respect of the Deep Basin Assets. Further, investors may utilize the measure as a basis for comparison of the relative size and value of our reserves to other companies. We use this measure when assessing the potential return on investment related to our oil and natural gas properties. NPV, however, does not purport to present the fair value of our oil, natural gas and NGLs reserves.

“Payout” is the number of years required for projected after-tax cash inflows to exceed initial well costs. Payout does not have any standard meaning prescribed by IFRS and therefore may not be comparable with the calculation of similar measures for other entities. We believe that the presentation of Payout is relevant and useful to investors because it presents an illustration of the time length to profitability of wells that may be comparable to those we anticipate drilling in respect of the Deep Basin Assets.

“Recycle Ratio” is defined as estimated total operating margin over the life of a well divided by initial well costs. Recycle Ratio does not have any standard meaning prescribed by IFRS or the COGE Handbook and therefore may not be comparable with the calculation of similar measures for other entities. We consider Recycle Ratio to be a useful supplemental measure of operating performance and profitability in respect of wells that may be comparable to those we anticipate drilling in respect of the Deep Basin Assets.

“Well Costs” or “DC&T” include the average expected costs to drill, complete, and tie-in a single well.

Material assumptions used in calculating the above metrics in this prospectus supplement are consistent with those detailed above under “Note Regarding Forward-Looking Statements”.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a corporation incorporated under and governed by the Canada Business Corporations Act. Most of our directors and officers, and some or all of the experts named in this prospectus supplement, the prospectus and the documents incorporated by reference therein, are residents of Canada or otherwise reside outside of the U.S., and a substantial portion of their assets, and a substantial portion of our assets, are located outside the U.S. We have appointed an agent for service of process in the U.S., but it may be difficult for holders of Offered Shares who reside in the U.S. to effect service within the U.S. upon those directors, officers and experts who are not residents of the U.S. It may also be difficult for holders of Offered Shares who reside in the U.S. to enforce, in the U.S., judgments of U.S. courts predicated upon our civil liability and the civil liability of our directors, officers and experts under the U.S. federal securities laws. We have been advised by our Canadian counsel, Blake, Cassels & Graydon LLP, that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws would probably be enforceable in Canada if the U.S. court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised by Blake, Cassels & Graydon LLP, however, that there is a real doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon U.S. federal securities laws.

We filed with the SEC, concurrently with our registration statement on Form F-10 of which this prospectus supplement and the prospectus forms a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed CT Corporation System as our agent for service of process in the U.S. in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving us in a U.S. court arising out of or related to or concerning the offering of Offered Shares under this prospectus supplement and the prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC, under the U.S. Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form F-10 relating to the Offered Shares. This prospectus supplement does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included in this prospectus supplement, the prospectus or the documents incorporated by reference therein about the contents of any contract, agreement or other document referred to are not necessarily complete, and in each instance, prospective investors should refer to the exhibits for a complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

We file annual and quarterly financial information, material change reports, business acquisition reports and other material with the various securities commissions or similar authorities in each of the provinces and territories of Canada. We are subject to the informational requirements of the Exchange Act and, in accordance with the Exchange Act, we also file reports with and furnish other information to the SEC. Under the multijurisdictional disclosure system adopted by the U.S., documents and other information that we file with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the U.S. Prospective investors may read and download any public document that we have filed with the various securities commissions or similar authorities in each of the provinces and territories of Canada on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com. Prospective investors may read and obtain copies of any document, for a fee, we have filed with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Additionally, prospective investors may read and download the documents we have filed or furnished on the SEC’s Electronic Data Gathering and Retrieval (“EDGAR”) system web site at www.sec.gov. Unless specifically incorporated by reference herein, documents filed or furnished by Cenovus on SEDAR or EDGAR are neither incorporated in nor part of this prospectus supplement.

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus supplement is deemed to be incorporated by reference in the prospectus solely for the purposes of the Offering. Other documents are also incorporated or deemed to be incorporated by reference in the prospectus and reference should be made to the prospectus for full particulars. See “Where You Can Find More Information” in the prospectus.

As of the date hereof, the following documents filed with, or furnished to, the securities commissions or similar authorities in each of the provinces and territories of Canada and with the SEC are specifically incorporated by reference in and form an integral part of the prospectus, as supplemented by this prospectus supplement:

(a)	our annual information form for the year ended December 31, 2016 dated February 15, 2017 (the “AIF”);

(b)	our audited annual comparative consolidated financial statements and auditor’s report thereon for the year ended December 31, 2016 (the “Annual Financial Statements”);

(c)	our management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2016 (the “Annual MD&A”);

(d)	our statement of contingent and prospective resources dated February 15, 2017;

(e)	our management proxy circular dated March 3, 2017 in connection with an annual meeting of shareholders to be held on April 26, 2017; and

(f)

the “template version” (as defined in applicable Canadian securities laws) of the term sheet for the Offering dated March 29, 2017 (the “Term Sheet”) and the investor presentation for the Offering dated March 29, 2017 (the “Investor Presentation”).

Any documents of the type referred to above, including all annual information forms, all information circulars, all annual and interim financial statements and management’s discussion and analysis relating thereto, all material change reports (excluding confidential material change reports), press releases containing financial information for financial periods more recent than the most recent annual or interim financial statements, and any business acquisition reports filed by us with securities regulatory authorities in Canada after the date of this prospectus supplement and prior to the completion or termination of the Offering shall be deemed to be incorporated by reference in the prospectus. These documents will be available through the internet on SEDAR, which can be accessed at www.sedar.com. In addition, any similar documents filed by us with the SEC in our periodic reports on Form 6-K or annual report on Form 40-F, and any other documents filed with or furnished to the SEC pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act, in each case after the date of this prospectus supplement and prior to the termination of the Offering, shall be deemed to be incorporated by reference in the registration statement relating to the Offered Shares, if and to the extent expressly provided in such reports. Our periodic reports on Form 6-K and our annual reports on Form 40-F are available on EDGAR at www.sec.gov, or by writing or calling us at the following address or telephone number:

Cenovus Energy Inc.

Investor Relations

2600, 500 Centre Street S.E.,

Calgary, Alberta, Canada T2G 1A6

telephone: (403) 766-2000

Any statement contained in the prospectus, in this prospectus supplement or in any other document (or part thereof) incorporated or deemed to be incorporated by reference into the prospectus shall be deemed to be modified or superseded for the purposes of this prospectus supplement to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference in the prospectus modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement or the prospectus.

MARKETING MATERIALS

The template version of the Term Sheet and the template version of the Investor Presentation do not form part of this prospectus supplement to the extent that the contents thereof have been modified or superseded by a statement contained in this prospectus supplement.

In addition, any “template version” of any other “marketing materials” (as such terms are defined in applicable Canadian securities laws) filed with the securities commissions or similar authorities in each of the provinces and territories of Canada in connection with the Offering after the date hereof but prior to the termination of the distribution of the Offered Shares under this prospectus supplement is deemed to be incorporated by reference herein.

CENOVUS

Cenovus is an integrated oil company headquartered in Calgary, Alberta. We began independent operations on December 1, 2009 following the split of Encana Corporation into two independent publicly traded energy companies. We are in the business of developing, producing and marketing crude oil and natural gas in Canada. We also conduct marketing activities and own refining interests in the U.S.

All of our oil and natural gas reserves and production are located in Canada, within the provinces of Alberta and Saskatchewan. As at December 31, 2016, we had a land base of approximately 5.3 million net acres. Our estimated proved reserves life index based on working interest production as at December 31, 2016 was approximately 27 years.

We have four reportable segments as follows:

Oil Sands

Our oil sands segment includes the development and production of bitumen and natural gas in northeast Alberta. Our bitumen assets include Foster Creek, Christina Lake and Narrows Lake as well as projects in the early stages of development, such as Grand Rapids and Telephone Lake. Certain of our operated oil sands properties, notably Foster Creek, Christina Lake and Narrows Lake, are currently jointly owned with ConocoPhillips through FCCL on a 50-50 basis. Cenovus’s wholly-owned subsidiary, Cenovus FCCL Ltd., is the operator and managing partner of FCCL. Following closing of the Acquisition, Cenovus will, directly or indirectly through its wholly-owned subsidiaries, be the operator and owner of 100% of FCCL. See “Recent Developments – The Acquisition.”

Cenovus’s core producing bitumen assets, Foster Creek and Christina Lake, each produce from the McMurray formation using SAGD. The SOR of a SAGD project is a measure of the volume of steam required to produce one barrel of oil, wherein a lower SOR requires less steam, and is an indicator of lower energy intensity and can lead to lower operating costs. Cenovus’s portfolio of operating oil sands assets has the lowest portfolio weighted SOR in the industry, which has resulted in low operating and sustaining capital costs, and benefits from top-tier reservoir quality. See “Recent Developments – The Acquisition – Acquisition Rationale – Reinforces leadership and control of top-tier oil sands assets”.

Cenovus has a high-quality portfolio of future growth opportunities, driven by its top-tier SAGD assets at Foster Creek, Christina Lake and Narrows Lake. Low SORs are important in achieving strong capital efficiencies on current and future phase expansions at Foster Creek, Christina Lake and Narrows Lake.

Development Approach

We apply a manufacturing-like, phased approach to developing our oil sands assets. This approach incorporates lessons learned from previous phases into future growth plans, helping us to minimize capital and operating costs and maintain our top-tier SOR. Cenovus is the largest operator of thermal oil sands assets in Canada, having successfully executed 14 capacity expansions at Foster Creek and Christina Lake, demonstrating annualized compounded oil sands production growth of 26% since 2006 and operating existing combined productive capacity of 390,000 bbls/d (gross) as at December 31, 2016. Our oil sands portfolio features regulatory approval for growth projects representing approximately 615,000 bbls/d of additional total productive capacity (gross), and we are actively reviewing the next phases of growth at each of Foster Creek and Narrows Lake to drive profitable growth for our shareholders. We have resumed work on Christina Lake phase G, our next phase of oil sands development. The project has an expected productive capacity of 50,000 bbls/d (gross) with first production anticipated in the second half of 2019. We expect to construct the project with go-forward capital efficiencies of $16,000 to $18,000 per flowing barrel of capacity.

Note: Production capacity is shown on a gross basis. See “Note regarding Forward Looking Statements”.

New Technology

We continue to focus on technologies which are targeted to improve business performance and materially increase shareholder value. Technology development is critical to stay competitive, to reduce supply costs and to maintain a social licence to operate.

Our efforts are focused on demonstrating a number of potentially impactful technologies, and specifically on the major goals described below:

•

Reduce costs of existing and future operations by using innovative facility design and facility process enhancements, such as flow control devices and new start-up techniques, to simplify facilities and reduce environmental footprint.

•	Improve well pad, drilling and subsurface development with longer reach horizontal well pairs and wider well spacing.

•

Accelerate production and significantly reduce greenhouse gas emissions intensity through implementation of a solvent-aided process, which has the potential to significantly improve SOR, and by pursuing partial upgrading technology initiatives.

Cenovus, as an industry leader in oil sands development and as operator of FCCL, continues to advance and implement a number of innovative technologies to achieve each of these major goals. We anticipate deploying many of these technologies to improve the return on invested capital from our oil sands assets in the near-to-medium term. As a result, Cenovus believes there is opportunity for substantial future value in the FCCL Assets to be realized over the long life cycle of its currently producing and future development projects.

Conventional

Our current conventional operations segment includes the development and production of conventional crude oil, NGLs and natural gas in Alberta and Saskatchewan, including the heavy oil assets at Pelican Lake, our heavy oil and natural gas assets at Suffield, the carbon dioxide enhanced oil recovery project at Weyburn and tight oil opportunities at Grassland and Langevin (also known as Palliser). Cenovus has generated approximately $2.8 billion of

Operating Margin in excess of related capital investment from its conventional business since the beginning of 2013. Certain historical production and operational information in respect of our current conventional assets is outlined below.

Average Daily Production Volumes

	Crude Oil & NGLs (bbls/d)		Natural Gas (MMcf/d)		Total Production (BOE/d)
	2016	2015	2016	2015	2016	2015
Alberta
Grassland(1)	5,913	7,248	193	212	38,080	42,581
Suffield	7,724	8,854	112	125	26,391	29,687
Langevin(1)	6,055	8,025	72	84	18,055	22,025
Pelican Lake	21,224	24,421	—	—	21,224	24,421
Other	257	1,648	—	1	257	1,815

Saskatchewan
Weyburn	14,969	15,732	—	—	14,969	15,732
Other	23	699	—	—	23	699

Total	56,165	66,627	377	422	118,999	136,960

Note:

(1)	In this prospectus supplement we refer to Grassland and Langevin combined as “Palliser”.

Refining and Marketing

Our refining and marketing segment is responsible for transporting, selling and refining crude oil into petroleum and chemical products. We jointly own two refineries in the U.S. (the “Refinery Interests”) with the operator, Phillips 66, an unrelated U.S. public company. In addition, we own and operate the Bruderheim crude-by-rail terminal in Alberta. This segment coordinates our marketing and transportation initiatives to optimize product mix, delivery points, transportation commitments and customer diversification.

Downstream Integration

Downstream integration remains an essential component of our strategy. We view the configuration and geography of our Refinery Interests as being strategically important, given that they partially mitigate light/heavy oil price differentials. Approximately 25% of Cenovus’s exposure to price differentials related to our blended bitumen production (on an estimated post-Acquisition basis) is expected to be mitigated as a result of Cenovus’s 50% interests in the Wood River and Borger refineries which are capable of processing an aggregate of 273,000 bbls/d (gross) of heavy oil. In addition, enhanced transportation options related to pipeline access and Cenovus’s Bruderheim rail facility are expected to provide further mitigation from wider light/heavy oil price differentials.

Corporate and Eliminations

Our corporate and eliminations segment primarily includes unrealized gains and losses recorded on derivative financial instruments, gains and losses on divestiture of assets, as well as our other Cenovus-wide costs for G&A, financing activities and research costs. As financial instruments are settled, the realized gains and losses are recorded in the operating segment to which the derivative instrument relates. Eliminations relate to sales and operating revenues and purchased product between segments, recorded at transfer prices based on current market prices, and to unrealized intersegment profits in inventory.

For additional information relating to our corporate structure, significant events that have influenced the development of our business during the last three financial years and additional detail regarding our business, see “Intercorporate Relationships”, “Three Year History” and “Description of the Business” in our AIF, which is incorporated by reference in the prospectus.

Improved Cost Structures

Cost reductions instituted at Cenovus, following the decline in world oil prices starting in 2014, have resulted in improved sustainability in our operations. Cenovus has competitive per-unit oil sands Netbacks with an estimated Field Level Break-Even oil price of US$25-$30/bbl WTI. See “Note Regarding Forward Looking Statements” and “Conventions and Industry Terminology” regarding, among other things, the assumptions and risks related to such estimate.

Sufficient near term takeaway capacity

Structural cost reductions since 2014 have resulted in an approximate 50% reduction in sustaining capital, an approximate 30% reduction in oil sands operating costs and an approximate 30% reduction in G&A expenses. With the institution of these cost reductions, Cenovus was able to generate Free Funds Flow in 2016 despite WTI averaging approximately US$43/bbl. Going forward, we are targeting oil sands sustaining capital costs of $7/bbl and we believe that each $1/bbl reduction in finding and development costs has the potential to represent an approximate $0.65 billion (gross) increase in net present value over the remaining life of our currently producing oil sands projects at Christina Lake and Foster Creek.

Note: See “Note Regarding Forward Looking Statements” for key assumptions and risks.

Note: Figures are calculated on a gross basis and represent the expected increase in net present value over the remaining life cycle of current and potential oil sands projects. See “Note Regarding Forward Looking Statements” for key underlying assumptions and risks.

RECENT DEVELOPMENTS

The Acquisition

Overview

On March 29, 2017, Cenovus entered into the Acquisition Agreement to acquire the FCCL Interest and the Deep Basin Assets for the Purchase Price. See “ – The Acquisition Agreement” and “ – Financing the Acquisition” below. In addition, we have agreed that, in certain circumstances, we will make future Contingent Payments to ConocoPhillips. See “ –Contingent Payment Agreement” below.

The Acquisition will have an effective date of January 1, 2017, and the date on which closing of the Acquisition occurs (the “Acquisition Closing Date”) is expected to be in the second quarter of 2017.

We have taken a number of steps in the past two-and-a-half years to enhance the sustainability of our operations and bolster our financial position to have the flexibility to make a transformative acquisition. Following completion of the Acquisition, we anticipate we will be the third-largest independent oil and gas producer in Canada. We expect that the Acquisition will enhance our ability to benefit from the near-to-medium term implementation of emerging technology developed at FCCL. The Acquisition also affords us incremental capital flexibility, adding a large inventory of approximately 1,500 identified, short-cycle, high IRR drilling opportunities to our conventional portfolio. Combined, these assets have forecast 2017 production of approximately 298,000 BOE/d. We also continue to rationalize our asset portfolio via anticipated asset sales. We believe the Acquisition positions Cenovus to drive shareholder value in a range of commodity price environments.

While we expect to realize a number of benefits as a result of the Acquisition, the Acquisition also exposes us to additional risks, including the risk that Cenovus may fail to realize some or all of the anticipated benefits of the Acquisition. See “Risk Factors” for a discussion of certain risks associated with the Acquisition.

No shareholder vote is required by either Cenovus or ConocoPhillips in respect of the Acquisition.

Acquisition Rationale

Reinforces leadership and control of top-tier oil sands assets

The acquisition of the FCCL Interest will consolidate the ownership interests in top-tier producing in-situ oil sands assets at Foster Creek and Christina Lake and provide us with full control over operations and current and potential future growth projects at Foster Creek, Christina Lake and Narrows Lake on a 100% working interest basis. This will increase our net oil sands landholdings by approximately 0.3 million acres, our average daily bitumen production by approximately 178,000 bbls/d, and our proved bitumen reserves, as at December 31, 2016, by approximately 2,343 MMbbls, effectively doubling our oil sands exposure without any additional staff or integration requirements. In addition, we expect that consolidating the position in FCCL will allow us to effect cost improvements in our oil sands business through streamlined management processes and provide us with the full benefit from the near-to-medium term implementation of various technologies that we have developed.

Note: Production data and SORs are based on AER data as of December 2016. Portfolio-weighted SORs are calculated based on project operator. Peers include Athabasca Oil Corporation, China National Offshore Oil Corporation, Canadian Natural Resources Limited, ConocoPhillips, Devon Energy Corporation, Husky Energy Inc., Imperial Oil Limited, MEG Energy Corp., Pengrowth Energy Corporation and Suncor Energy Inc.

Strengthens short-cycle portfolio with an established Deep Basin presence

The acquisition of the Deep Basin Assets will increase our leasehold rights in western Canada by approximately 3.0 million acres (net), including approximately 120 MBOE/d (net) of existing oil and natural gas production (26% liquids), and will add a large inventory of approximately 1,500 identified, short-cycle, high IRR drilling opportunities, as outlined in the chart below. The Deep Basin Assets also include interests in approximately 27 natural gas processing facilities, with estimated net processing capacity of 1.4 Bcf/d and current throughput of approximately 560 MMcf/d (net), to provide cost-effective and timely support of current and future production volumes. In addition, the Deep Basin Assets will increase our proved light and medium oil and NGLs reserves as at December 31, 2016 by approximately 119 MMbbls and increase our proved natural gas reserves, as at December 31, 2016, by approximately 1,993 Bcf. Coupled with planned asset sales we expect to undertake, the acquisition of the Deep Basin Assets is expected to enhance the quality of our short-cycle development inventory.

Note: See “Drilling Locations” and ”Note Regarding Forward Looking Statements” for key underlying assumptions and risks.

We believe that the Deep Basin Assets have been capital constrained in recent years and have significant investment potential that will benefit from our capital plans. Following the closing of the Acquisition, we expect to allocate capital to the Deep Basin Assets in a range of commodity price environments and in a manner that complements our long-term oil sands investment opportunities.

Specifically, following the closing of the Acquisition, we expect that our capital expenditures in respect of the Deep Basin Assets for the next three years will focus on developing the Elmworth-Wapiti Area and Kaybob-Edson Area assets, with a particular focus on development in the prolific Spirit River and Montney formations. We expect to supplement our existing team with highly qualified technical staff from ConocoPhillips and to run a three rig program in 2017, ramping up thereafter as deemed appropriate, with the potential to grow production to approximately 170 MBOE/d (net) in 2019 compared to 120 MBOE/d (net) in 2017.

Reinforcing our position as a leader in SAGD

Large inventory of short-cycle, high IRR potential drilling opportunities

GLJ type curve information	IP365 (boe/d)	Well Costs ($MM,DC&T)	Gas %	IRR (%)	NPV 10% before-tax ($MM)	Payout (years)	F&D ($/boe)	Recycle Ratio (x)	1 year Capital Efficiency ($k/Flowing)
Elmworth-Wapiti Area –Montney type well	478	$6.2	58%	>100%	$8.7	~1.6	$4.90	4.1	$13.0

Kaybob-Edson Area –Spirit River type well	582	$6.4	80%	~84%	$5.8	~1.8	$5.60	2.8	$11.0

Clearwater Area –Spirit River type well	395	$4.2	81%	~87%	$3.9	~1.8	$5.50	2.8	$10.7

Note: See “Conventions and Industry Terminology” for a description of terms used and “Note Regarding Forward Looking Statements” for key underlying assumptions and risks.

While actual capital spending will be flexible and can be increased or decreased based on business needs and in response to the commodity price environment, estimated capital expenditures for the Deep Basin Assets, based on flat US$50/bbl WTI prices are expected to increase over this three year period, with the associated number of wells expected to be drilled and the expected production growth outlined in the chart below.

In addition, Cenovus expects to be able to leverage available processing capacity within the Deep Basin Assets to support additional near-term production growth.

Note: See “Non-GAAP Measures and Additional Subtotal” for a description of terms used and “Note Regarding Forward Looking Statements” for key underlying assumptions and risks.

Focused on the Spirit River and Montney formations

The locations of the Deep Basin Assets, the FCCL Assets and our significant existing conventional assets are depicted on the map below. For further information regarding the Assets see “Information Concerning the Assets”.

Transformative acquisition is immediately accretive to key metrics

We expect the Acquisition to increase Adjusted Funds Flow by 92%, before the impact of expected dispositions, upstream operating costs per BOE to be reduced by 7% and G&A per BOE to be reduced by 24% in 2017. Furthermore, we expect the acquired assets to generate Operating Margin of $1.8 billion for 2017 (assuming flat US$50/bbl WTI prices throughout the period). See “Note Regarding Forward Looking Statements” for key assumptions and risks. Adjusted Funds Flow is a Non-GAAP Measure and Operating Margin is an additional subtotal. See “Non-GAAP Measures and Additional Subtotal”.

Internally funded growth potential

Significantly enhances scale and improves capital flexibility

Following completion of the Acquisition, Cenovus expects to be the third-largest independent oil and gas producer in Canada, by production, with a 2017 forecast pro forma production base of 588,000 BOE/d (75% liquids, before asset sales) and pro forma proved plus probable reserves as at December 31, 2016 of 7,763 MMBOE. Our portfolio will span approximately 8.6 million net acres with anchor positions in two of Canada’s most prolific oil and gas plays: long-life, low-decline, best-in-class oil sands assets; and the Deep Basin, offering the flexibility to deploy capital into a large inventory of approximately 1,500 identified, short-cycle, high IRR drilling opportunities.

Note: Production volumes for peers based on consensus estimates as per FactSet as of March 17, 2017. Enterprise values per Bloomberg as of March 17, 2017; pro forma Cenovus enterprise value calculated as current enterprise value plus total transaction value before the impact of planned asset sales. Cenovus 2017F production volumes represent the midpoint of our December 8, 2016 guidance. Cenovus pro forma 2017F production volumes assume a full year contribution from the Deep Basin Assets and the FCCL Interest. Peer production volumes and enterprise value are in each case prior to completion of any announced, but not yet completed transactions. Peers include ARC Resources Ltd., Canadian Natural Resources Limited, Crescent Point Energy Corp., Encana Corporation, Husky Energy Inc., Imperial Oil Limited, Peyto Exploration & Development Corp., Seven Generations Energy Ltd., Suncor Energy Inc. and Tourmaline Oil Corp.

Maintains financial resilience

We took decisive actions during 2015 and 2016 to reduce our cost structure and enhance the sustainability of our business in a range of commodity price environments. Following the completion of the Acquisition, we expect that our significantly increased scale and integrated asset base, combined with the foregoing, will enhance our credit quality and access to capital markets.

We remain committed to maintaining our financial resilience and we will continue to target investment grade credit ratings and prudently managing our capital structure. Over the long-term, we plan to continue to target a Debt to Adjusted EBITDA ratio of 1.0 to 2.0 times and a Debt to Capitalization ratio of 30 to 40 percent.

Based on the financing plan as described under the heading “Financing the Acquisition”, upon the closing of the Acquisition we expect to have investment grade credit ratings from S&P Global Ratings, Fitch Ratings and DBRS Limited and pro forma liquidity of approximately

2017F production volumes Enterprise value

$4.0 billion, including a combination of cash and availability on the Existing Credit Facility. We expect to have sufficient liquidity to continue to fund our working capital needs and operations for the foreseeable future.

Cenovus’s financial performance is sensitive to movements in benchmark oil and natural gas prices. At prices exceeding US$50/bbl WTI, Cenovus expects to generate a significant amount of Free Funds Flow. This provides additional flexibility to invest in new projects and allows us to fund organic growth opportunities with internally generated cash flows. Cenovus’s first priority will be to optimize its portfolio and capital structure, including by repaying the Acquisition Bridge Facilities. Cenovus continues to value total shareholder return and plans to consider the optimal level of its dividend after the divestiture of its non-core assets, as further described below, is substantially complete, taking into account factors such as future production growth, realized cost reductions and sustained margin improvements. The declaration of dividends is in the sole discretion of Cenovus’s Board of Directors.

Notes: Independent base case sensitivities assuming flat WTI, holding all other assumptions equal. Assumes NYMEX natural gas price of US$3.00/Mcf. Includes the impact of planned asset sales. Free Funds Flow is a Non-GAAP Measure –see “Non-GAAP Measures and Additional Subtotal”. See “Note Regarding Forward Looking Statements” for key underlying assumptions and risks. US$/bbl refers to WTI prices.

Free funds flow provides capital flexibility

Pro Forma Cenovus

Improves key financial and operational metrics(1)

		Cenovus	Cenovus pro forma impact (%)
FORECAST FINANCIAL MEASURES		2017F	2017F (before asset sales)	Accretion/ Change	2018F (post asset sales)	Accretion/ Change	2019F (post asset sales)	Accretion/ Change
Adjusted funds flow(2)	$billion	$1.6	$3.0	92%	$2.6	75%	$3.0	77%
Operating costs	$/BOE	$10.15	$9.45	(7%)	$8.65	(16%)	$8.40	(18%)
General & administrative costs	$/BOE	$2.45	$1.85	(24%)	$2.15	(26%)	$2.00	(29%)

		Cenovus	Cenovus pro forma impact (%)
FORECAST PRODUCTION & PRO FORMA RESERVES as of December 31, 2016(3)(4)		2017F	2017F (before asset sales)	Accretion/ Change	2018F (post asset sales)	Accretion/ Change	2019F (post asset sales)	Accretion/ Change
Forecast total production	MBOE/ d	290	588	103%	515	76%	559	86%
Production per share	BOE/d/ MM sh	348	478	37%	419	19%	455	26%
2P reserves(5)	MMBOE	3,797	7,763	104%	—	—	—	—
2P reserves(5) per share	BOE/sh	4.55	6.30	39%	—	—	—	—

Notes:

(1)	See “Note Regarding Forward Looking Statements” for key underlying assumptions and risks.
(2)	Adjusted Funds Flow is a Non-GAAP Measure – see “Non-GAAP Measures and Additional Subtotal”.
(3)	Estimates represent full year 2017, 2018 and 2019 forecasts as if the expected dispositions of Cenovus’s legacy natural gas and crude oil properties were completed effective January 1, 2018.
(4)

Production estimates represent full year 2017F forecasts as if the Acquisition had been completed on December 31, 2016 and are not derived from the Pro Forma Statements. See “Note Relating to Prospective Financial Information”.

(5)	Reserves amounts are as at December 31, 2016.

Second growth platform provides capital flexibility

We expect that the Acquisition will provide us with a clear line of sight to five years of steady capital investment and production growth, including 125,000 bbls/d of near-term potential production capacity growth at Christina Lake, Foster Creek, and Narrows Lake and over a decade of attractive drilling opportunities already identified in the Deep Basin Assets.

Note: 2017F is before planned asset sales, 2018F and 2019F include the impact of planned asset sales as of January 1, 2018. See “Note Regarding Forward Looking Statements” for key underlying assumptions and risks.

Cenovus expects to continue to direct the majority of its capital to sustaining its currently producing oil sands projects. Following the completion of the Acquisition, we also plan to invest in development of the Deep Basin Assets, beginning with a three rig drilling program in 2017, and we are planning a three year infrastructure budget of between $250 and $300 million to maximize throughput and optimize development of the Deep Basin Assets. At the same time, Cenovus is targeting completion of non-core conventional asset divestitures which we expect will generate sale proceeds to repay and retire the Asset Sale Bridge Facility, but will also reduce near term production levels. This is expected to be more than offset with development of organic growth opportunities from our Christina Lake phase G oil sands project and the Deep Basin Assets following the completion of the Acquisition. With enhanced size and scale pro forma the Acquisition, Cenovus expects to have significant capital flexibility to support potential investment decisions.

Financing the Acquisition

The Purchase Price and the expenses related to the Acquisition will be financed at the closing of the Acquisition, directly or indirectly, with a combination of some or all of the following: (i) net proceeds of the Offering, (ii) amounts drawn under the Acquisition Credit Facilities and our existing $4.0 billion (or the equivalent amount in U.S. dollars) committed credit facility, which consists of a $1.0 billion tranche which matures on April 30, 2019 and a $3.0 billion tranche which matures on November 30, 2019 (the “Existing Credit Facility”), (iii) a portion of existing cash on hand and other sources available to Cenovus, and (iv) the issuance of the Consideration Shares.

Any Contingent Payments are expected to be paid from cash on hand or other sources of financing available to Cenovus, including cash flow from our crude oil, natural gas and refining operations and normal course financing activities. See “Consolidated Capitalization”.

The net proceeds of the Offering are expected to be $            , after deducting the Underwriters’ fee of $            and before deducting expenses of the Offering. If the Over-Allotment Option is exercised in full, the net proceeds of the Offering are expected to be $             after deducting the Underwriters’ fee of $             and before deducting expenses of the Offering. Upon the closing of the Acquisition and the Offering, assuming no exercise of the Over-Allotment Option, the Consideration Shares will represent             % of our issued and outstanding Common Shares. The expenses of the Offering are expected to be approximately $3.7 million.

See “Risk Factors” for a discussion of certain risks relating to the financing of the Acquisition.

Acquisition Credit Facilities

For the purposes of financing a portion of the Cash Purchase Price, on March 29, 2017, Royal Bank of Canada and JPMorgan Chase Bank, N.A. committed to provide senior unsecured bridge term loan credit facilities to Cenovus in an aggregate principal amount of up to $10.5 billion on a fully underwritten basis (the “Acquisition Credit Facilities”). The Acquisition Credit Facilities will consist of (i) an equity bridge term loan credit facility in an aggregate principal amount of $3.0 billion (the “Equity Bridge Facility”), (ii) a debt bridge term loan credit facility in an aggregate principal amount of $3.9 billion (the “Debt Bridge Facility”) and (iii) an asset sale bridge term loan credit facility in an aggregate principal amount of $3.6 billion (the “Asset Sale Bridge Facility”). Cenovus will be the borrower under all of the Acquisition Credit Facilities.

The Equity Bridge Facility and Debt Bridge Facility will each mature 364 days following the Acquisition Closing Date, and the three tranches of the Asset Sale Bridge Facility will mature 12 months, 18 months and 24 months, respectively, following the Acquisition Closing Date.

We expect that the Equity Bridge Facility will be replaced by us through the issuance of Common Shares pursuant to the Offering and that the Debt Bridge Facility will be replaced, refinanced or repaid by us through the issuance of debt securities.

We expect to finance a portion of the Cash Purchase Price by drawing on the Asset Sale Bridge Facility, which we intend to repay through the sale of certain of our assets. Concurrent with the announcement of the Acquisition, Cenovus has commenced marketing non-core asset packages for its legacy Pelican Lake heavy oil and Suffield natural gas and crude oil properties. In 2016, Pelican Lake produced approximately 21,224 bbls/d (net) of heavy oil and Suffield produced approximately 7,707 bbls/d (net) of heavy oil, 17 bbls/d (net) of NGLs and 112 MMcf/d (net) of natural gas. Cenovus is also evaluating other divestiture opportunities with a view to rationalizing our asset portfolio. Cenovus expects to apply the proceeds from successful divestitures to repay outstanding amounts under the Asset Sale Bridge Facility (and, if drawn, the other Acquisition Credit Facilities).

The credit agreement pursuant to which the Acquisition Credit Facilities will be extended (the “Acquisition Credit Agreement”) will contain certain prepayment options in favour of Cenovus and certain mandatory prepayment obligations upon the occurrence of certain events. In particular, Cenovus will be required to effect reductions or make certain mandatory prepayments of the Acquisition Credit Facilities, which will permanently reduce the commitments of the lenders and/or require the mandatory repayment of indebtedness under the Acquisition Credit Facilities, in an amount equal to the net cash proceeds from: (i) any issuance of common shares or other equity securities by Cenovus or any of our subsidiaries, other than pursuant to certain prescribed exceptions; (ii) any issuance of debt securities or incurrence of other indebtedness for borrowed money by Cenovus or any of our subsidiaries, other than certain prescribed exceptions (including amounts borrowed from time to time under the Existing Credit Facility in the maximum principal amounts authorized at closing plus an agreed accordion increase); and (iii) all asset sales or other dispositions of property by Cenovus or any of our subsidiaries, subject to certain prescribed exceptions.

The Acquisition Credit Agreement will contain (i) customary representations and warranties and affirmative and negative covenants of Cenovus that will be nearly identical to those in the Existing Credit Facility, and (ii) certain additional representations and warranties as are customary for acquisition financings of the nature contemplated by the Acquisition Credit Facilities. The drawdown of the Acquisition Credit Facilities will also be subject to certain customary conditions for acquisition financings of the nature contemplated by the Acquisition Credit Facilities.

Customary fees for acquisition financings of the nature contemplated by the Acquisition Credit Facilities are payable by Cenovus and amounts outstanding under the Acquisition Credit Facilities will be subject to interest at rates based upon a specified margin over the Canadian prime rate, U.S. base rate or LIBOR (as the case may be), or in the case of bankers’ acceptances, at the specified margin, which margin will: (i) vary based upon Cenovus’s then applicable credit ratings; and (ii) increase if amounts outstanding under the Acquisition Credit Facilities are not repaid in full within specified periods of time.

2017 Pro Forma Impact

The following is a summary of the pro forma impact of the Acquisition on Cenovus’s 2017 forecast production, capital and operating costs. The following does not include any adjustments for planned asset sales that may be completed as contemplated under “ – Financing the Acquisition”.

		Cenovus 2017F	Cenovus Pro forma impact versus 2017F (%)
			2017F (before asset sales)	% Change
FORECAST PRODUCTION
Oil sands	Mbbls/d	178	356	100
Oil, NGLs & Natural gas	MBOE/d	112	232	107
Total oil equivalent	MBOE/d	290	588	103

		2017F	2017F (before asset sales)	% Change
FORECAST FINANCIAL MEASURES
Adjusted funds flow	$billion	$1.6	$3.0	92
Operating costs	$/BOE	$10.15	$9.45	(7)
General & administrative costs	$/BOE	$2.45	$1.85	(24)

Note: see “Note Regarding Forward Looking Statements” and “Note Relating to Prospective Financial Information”.

The Acquisition Agreement

The following is a summary of certain provisions of the Acquisition Agreement and is qualified in its entirety by the full text of the Acquisition Agreement, a copy of which will be filed, prior to the Offering Closing Date, in redacted form on SEDAR under Cenovus’s profile at www.sedar.com and with the SEC on EDGAR at www.sec.gov.

The Acquisition Agreement provides for the Acquisition by Cenovus of the Assets for the Purchase Price.

Conditions to the closing of the Acquisition under the Acquisition Agreement include, but are not limited to, the following: (a) the accuracy of each parties’ representations and warranties and the performance of their respective covenants; (b) the receipt of an advanced ruling certificate or no action letter under the Competition Act (Canada) (“Competition Act Approval”); (c) the expiry or termination of the waiting period under the U.S. Hart-Scott-

Rodino Antitrust Improvements Act of 1976; (d) either the receipt of notice from the Minister of Transport (Canada) that the Minister is of the opinion that the Acquisition does not raise issues with respect to the public interest as it relates to national transportation or, if the Minister of Transport is of the opinion that the Acquisition raises issues with respect to the public interest as it relates to national transportation, the Governor-in-Council (Canada) has approved the Acquisition; and (e) the conditional approval of the listing of the Consideration Shares by the TSX and the NYSE. The Acquisition Agreement does not contain a financing condition.

Under the Acquisition Agreement, a material adverse effect means (a) in respect of a party, as applicable, any change or effect, event or occurrence in or on the business, operations, assets, capitalization, financial condition rights or liabilities, whether contractual or otherwise, of such party which is material and adverse to the business, operations or financial condition of the party (taken as a whole); and (b) in respect of the FCCL Assets and the Deep Basin Assets (taken as whole), any change or effect, event or occurrence that alone, or in conjunction with any other or others, is materially adverse to the value, ownership or operation of the Deep Basin Assets and the FCCL Assets (taken as a whole and as owned and operated as of January 1, 2017, (a “Material Adverse Effect”). A Material Adverse Effect is determined without consideration of any of the following: (a) any change, effect, event or occurrence relating to or affecting the general economic conditions or securities, capital, credit, financial, banking or currency markets (including changes in interest or exchange rates), or any worsening thereof; (b) conditions affecting the oil and gas industry in Canada as a whole not disproportionately affecting the applicable party or the Deep Basin Assets; (c) any change in global, national or regional political conditions, act of war, civil unrest or similar event or any escalation or worsening thereof and not disproportionately affecting the applicable party; (d) any adoption, proposal, implementation or changes in applicable laws or in the interpretation, application or non-application of applicable law of any federal, national, provincial, territorial, municipal or other government, any political subdivision thereof, and any ministry, sub-ministry, agency, sub-agency, court, board, bureau, office, or department, including any government-owned entity, having jurisdiction over a party, the Deep Basin Assets, FCCL, the FCCL Assets, operations or the Acquisition (a “Governmental Authority”), not disproportionately affecting the applicable party or the Deep Basin Assets; and (e) any change, effect or circumstance arising from the actions or matters permitted by the Acquisition Agreement or consented to or approved in writing by the other parties, including the public announcement of the Acquisition.

Cenovus has paid a US$129,500,000 deposit to ConocoPhillips in connection with the Acquisition (the “Deposit”). Pursuant to the Acquisition Agreement, if the Acquisition is completed, the Deposit will be credited to ConocoPhillips as partial payment of the Purchase Price. If the Acquisition does not occur due to ConocoPhillips’ exercise of its rights arising from the failure of the conditions to close, including: (a) that any of the representations and warranties of Cenovus as of the date of the Acquisition Agreement or on the Acquisition Closing Date shall be untrue or incorrect, except to the extent any untruth or inaccuracy in the aggregate does not result in a Material Adverse Effect; (b) failure of Cenovus to perform all obligations required to be performed and satisfied under the Acquisition Agreement, except to the extent any failure to perform or satisfy such obligations does not in the aggregate create a Material Adverse Effect; (c) the failure of Cenovus to tender the Purchase Price less the Deposit and any adjustments provided for in the Acquisition Agreement; (d) the failure of Cenovus to produce an electronic book-based entry representing the Consideration Shares; or (e) the failure of Cenovus to accept the conditions imposed by the Commissioner of Competition appointed under the Competition Act (Canada) to the extent that Cenovus’s compliance with such conditions will not result in an adverse impact that is material to the business of Cenovus, the Deposit and any interest actually earned thereon will be forfeited to ConocoPhillips as liquidated damages. If closing of the Acquisition does not occur for any reason other than as set forth above, upon termination of the Acquisition Agreement, ConocoPhillips shall refund the Deposit to Cenovus within five (5) business days of such termination. If closing does not occur as a result of the breach by ConocoPhillips of its covenants under the Acquisition Agreement or a breach of its representations and warranties thereunder, in either case, in circumstances which are conditions precedent to Cenovus’s obligations to close, Cenovus shall be entitled to pursue its rights and remedies at law or in equity, including to specific performance, subject to the limitation that nothing in the Acquisition Agreement shall be construed so as to require a party to be liable for or to indemnify the other party in connection with any consequential losses suffered, sustained, paid or incurred by such party other than any such indirect, incidental, consequential, exemplary, special and punitive damages and loss of profits suffered, sustained, paid or incurred by a third party entitled to indemnification from a party.

It is a condition to closing in favour of Cenovus, that there shall have been no material adverse effect on FCCL (as distinct from the above description of Material Adverse Effect) in excess of 15% of the Purchase Price, meaning that, since the date of the Acquisition Agreement there shall not have been any change, effect, event or occurrence that alone, or in conjunction with any other or others, is materially adverse to the value, ownership or operation of the FCCL Assets (taken as a whole and as owned and operated as of January 1, 2017) determined in each case after taking into account any insurance proceeds which are payable or reasonably expected to be payable to FCCL (or the partners thereof) in respect of any such change, event or occurrence, but without consideration of any of the following: (a) any change, effect, event or occurrence relating to or affecting the general economic conditions or securities, capital, credit, financial, banking or currency markets (including changes in interest or exchange rates), or any worsening thereof; (b) conditions affecting the oil and gas industry in Canada as a whole and not disproportionately affecting FCCL or the FCCL Assets; (c) any change in global, national or regional political conditions, act of war, civil unrest or similar event or any escalation or worsening thereof and not disproportionately affecting the FCCL Assets; (d) any adoption, proposal, implementation or changes in applicable laws or in the interpretation, application or non-application of applicable law of any Governmental Authority not disproportionately affecting the FCCL Partnership or the FCCL Assets; (e) any change, effect or circumstance arising from the actions or matters permitted by the Acquisition Agreement or consented to or approved in writing by the other parties, including the public announcement of the Acquisition; and (f) any change, effect, event or occurrence relating to or arising from any negligence or wilful misconduct on the part of Cenovus or any of its affiliates in its role as operator of the FCCL Assets, including insufficiency in insurance proceeds to cover such loss, failure to mitigate such loss after its occurrence, or failure to take all reasonable steps to prevent or mitigate the risk of such change, effect, event or occurrence from arising in the first instance.

The Acquisition Agreement also contains provisions regarding the identification and rectification of environmental defects, title defects and other material undisclosed claims. In particular, if any environmental defects, title defects and other material undisclosed claims identified by Cenovus have a value in excess of US$250 million (converted to Canadian Dollars on the date of execution of the Acquisition Agreement) but less than 25% of the Purchase Price, the Cash Purchase Price shall be reduced by the amount of the aggregate value of losses and liabilities arising from the uncured defects and claims. If, two business days prior to the Acquisition Closing Date, there are outstanding environmental defects or title defects or other material undisclosed claims, having an aggregate value equal to or in excess of 25% of the Purchase Price, either party may elect to terminate the Acquisition Agreement upon notice to the other party at or prior to the Acquisition Closing Date. The provisions of the Acquisition Agreement pertaining to the identification and rectification of environmental defects title defects and other material undisclosed claims only extend to the Deep Basin Assets.

The Acquisition Agreement includes customary representations and warranties from each of Cenovus and ConocoPhillips for a transaction of this nature. The Acquisition Agreement does not contain any representations or warranties by ConocoPhillips in respect of the FCCL Assets. ConocoPhillips has also agreed that, prior to the completion of the Acquisition, it will maintain and operate the Assets in accordance with the Acquisition Agreement, and will not undertake certain activities with respect to the Assets without Cenovus’s prior consent.

Cenovus and ConocoPhillips have agreed to indemnify each other for a period of twelve months from closing of the Acquisition in respect of certain losses and liabilities arising out of breaches of representations and warranties or failure to perform covenants, subject to certain exceptions. In addition, Cenovus has, in a manner consistent with typical industry practice, agreed to indefinitely indemnify ConocoPhillips after closing of the Acquisition from and against certain liabilities which relate to the Assets and for all past, present and future environmental liabilities pertaining to the Assets. These indemnities of Cenovus are subject to certain limited exceptions, including that Cenovus shall not be liable to, or be required to indemnify ConocoPhillips from and against, any environmental liabilities to the extent they related to a breach of any representations or warranties of ConocoPhillips made in respect of environmental matters and only if the losses sustained in respect of such breach satisfies a de minimus threshold. ConocoPhillips’ indemnities for breach of representations and warranties and certain covenants are subject to a minimum threshold and a maximum amount, in a manner which is customary for agreements of this type.

Approximately 4.5% gross (4.0% net) acres of the lands that comprise the Deep Basin Assets have been identified by ConocoPhillips as being subject to rights of first refusal (“ROFRs”). Pursuant to the Acquisition Agreement, ConocoPhillips is required to send notices to third parties entitled to exercise a ROFR in accordance with the terms of those ROFRs. The third parties will, following the receipt of the notice, depending on the terms of the underlying instrument, have the right to waive or exercise the ROFR and acquire the assets subject to the ROFR from ConocoPhillips for the same purchase price ascribed to those properties by Cenovus. If a third party entitled to exercise a ROFR exercises its right prior to closing of the Acquisition, closing will still occur but the portion of the Assets affected by the exercised ROFR will be excluded from the purchase and sale contemplated by the Acquisition Agreement and the Cash Purchase Price will be adjusted downward by an amount equal to the value ascribed to such properties in the ROFR notices. If a third party recipient of a ROFR notice has not exercised its rights under a notice but such rights have not been extinguished, or if a third party disputes the notice prior to closing of the Acquisition, closing will still occur and Cenovus will ultimately sell or retain the applicable assets, depending on the outcome of such ROFR or dispute. Cenovus is liable to ConocoPhillips for all claims and as a separate and independent covenant has agreed to indemnify ConocoPhillips against all losses and liabilities arising out of or relating to, among other things: (a) Cenovus’s obligation to provide bona fide allocations of the portion of the Purchase Price attributable to the Deep Basin Assets for the ROFRs listed in a schedule to the Acquisition Agreement and any additional ROFRs identified by ConocoPhillips or Cenovus; (b) challenges by holders of ROFRs who dispute the validity of a notice of a ROFR in respect of the Deep Basin Assets served by Cenovus after closing of the Acquisition; (c) any failure by Cenovus to comply with the terms of any ROFR identified after closing of the Acquisition; and (d) any failure by Cenovus to comply with its obligations in respect of ROFRs.

Upon the closing of the Acquisition and the Offering, assuming no exercise of the Over-Allotment Option, the Consideration Shares will represent approximately             % of our issued and outstanding Common Shares.

See “Risk Factors – Risks Related to the Acquisition – Realization of Acquisition Benefits”.

Contingent Payment Agreement

The Acquisition Agreement provides that at the Acquisition Closing Date, Cenovus and an affiliate of ConocoPhillips will enter into a Contingent Payment Agreement (the “Contingent Payment Agreement”) related to acquired oil sands production providing that for each quarter in the five years following the closing of the Acquisition in which the average daily Western Canadian Select (“WCS”) price (as described below) exceeds $52.00/bbl, we will make the Contingent Payments to ConocoPhillips’ affiliate in an amount equal to six million dollars multiplied by the amount that the average daily WCS price exceeds $52.00/bbl. The calculation includes an adjustment mechanism related to certain significant production outages which may reduce the amount of a Contingent Payment. There are no maximum payment terms.

The terms of the Contingent Payment Agreement allow Cenovus to retain 80% to 85% of WCS prices above $52.00/bbl, based on current gross FCCL production capacity. As production capacity increases with future expansions, the percentage of upside available to Cenovus will increase further.

WCS is Canada’s largest commercial heavy oil stream, comprised of bitumen, conventional oil, synthetic crude and diluent and it is blended and sold at Hardisty, Alberta. WCS price is determined based on monthly average WTI pricing, as adjusted for an attributed monthly average differential and converted from U.S. dollars to Canadian dollars using an average monthly exchange rate.

Investor Agreement and Registration Rights Agreement

The Acquisition Agreement provides that at the Acquisition Closing Date, Cenovus and ConocoPhillips, together with certain affiliates of ConocoPhillips, will enter into an investor agreement (the “Investor Agreement”) and a registration rights agreement (the “Registration Rights Agreement”). These agreements will regulate ConocoPhillips’ actions relating to the business and affairs of Cenovus and provide ConocoPhillips with certain rights in respect of the Consideration Shares.

Investor Agreement

The following is a summary of certain provisions to be contained in the Investor Agreement and is qualified in its entirety by the full text of the Investor Agreement, the form of which is included as an exhibit to the Acquisition Agreement, a copy of which will be filed, prior to the Offering Closing Date, in redacted form on SEDAR under Cenovus’s profile at www.sedar.com and with the SEC on EDGAR at www.sec.gov.

The Investor Agreement will be entered into upon closing of the Acquisition and will terminate concurrently with the termination of the Registration Rights Agreement, which will terminate when ConocoPhillips and its affiliates hold not more than 3.5% of the then outstanding Common Shares.

During the term of the Investor Agreement, ConocoPhillips and its affiliates shall either (i) vote or cause to be voted all Common Shares that they own or over which they have control or direction in favour of, or (ii) abstain from voting in respect of all Common Shares that they own, or over which they have control or direction, in either case in respect of:

(a)

all nominees of our board of directors (the “Board of Directors”) or management at any annual or other meeting of our shareholders at which members of the Board of Directors are proposed to be elected; and

(b)	any and all other matters in respect of which the Board of Directors and management have recommended that our shareholders vote in favour at any meeting of our shareholders,

and, for greater certainty shall not withhold any vote or vote against any of the foregoing. Without limiting the foregoing, ConocoPhillips and its affiliates shall not:

(c)

knowingly take any action in contravention of or adverse to any Board of Director or management nominations or recommendations, including to support the nomination of another individual as a director of Cenovus in lieu of such Board of Director or management nominees; or

(d)	vote for or otherwise support in any manner any shareholder proposal or other matter brought forward or proposed to be brought forward as a matter to be voted upon at any meeting of our shareholders that is not supported, approved and recommended by the Board of Directors, and shall vote or cause to be voted all Common Shares that it owns, or over which it has control or direction against any such proposal or matter.

ConocoPhillips and its affiliates will not have any contractual consent or approval rights relating to our business and affairs.

During the term of the Investor Agreement, ConocoPhillips and its affiliates will be prohibited from taking certain actions without our prior written consent, including:

•

acquiring ownership of or control or direction over any of our voting securities (including Common Shares) or voting rights in respect of voting securities or, other than in the ordinary course of business, any assets of Cenovus or our subsidiaries;

•

engaging in any discussion or entering into any agreement or proposing or offering to enter into any take-over bid, arrangement, amalgamation, merger, acquisition of all or substantially all of the assets or other business combination or similar transaction with, or change in control transaction involving, Cenovus or our subsidiaries;

•	soliciting proxies with respect to the voting of any of our securities, or granting any proxy with respect to any of our securities (other than to the named management proxies);

•	requisitioning a meeting of our shareholders or seeking to obtain representation on, or nominating or proposing the nomination of any candidate for election to, the Board of Directors;

•	submitting any shareholder proposal or otherwise seeking to advise, control, change or influence our business, operations, management, policies or Board of Directors; or

•	entering into any discussions, agreements or understandings with any person with respect to the foregoing.

ConocoPhillips will also be restricted from selling or entering into certain derivative transactions in respect of Common Shares for a period of six months following the Acquisition Closing Date. Following such period it will be restricted, subject to limited exceptions (such as a public offering under the Registration Rights Agreement), in making trades and/or transfers of Common Shares, in one or more transactions, in amounts greater than 5% of our then outstanding Common Shares or if such trades and/or transfers would result in the person (or persons acting jointly or in concert) acquiring the Common Shares owning more than 5% of our then outstanding Common Shares without our prior written consent.

Registration Rights Agreement

The following is a summary of certain provisions to be contained in the Registration Rights Agreement and is qualified in its entirety by the full text of the Registration Rights Agreement, the form of which is included as an exhibit to the Acquisition Agreement, a copy of which will be filed, prior to the Offering Closing Date, in redacted form on SEDAR under Cenovus’s profile at www.sedar.com and with the SEC on EDGAR at www.sec.gov.

The Registration Rights Agreement will provide ConocoPhillips and its permitted assigns (“Holders”) with the right (the “Demand Registration Right”) to require us from the date that is six months following the Acquisition Closing Date until the date when the Holders collectively hold 3.5% or less of the then outstanding Common Shares (the “Registration Period”), to qualify the distribution of the Consideration Shares held by ConocoPhillips, and any Common Shares or other securities of Cenovus issued as a dividend, distribution, exchange, share split, recapitalization, or other corporate event in respect of such Common Shares (the “Registrable Securities”), by prospectus filed with the securities commissions or other securities regulatory authorities in each of the provinces and territories of Canada and/or the SEC pursuant to the multijurisdictional disclosure system between the United States and Canada (a “Demand Distribution”). The Holders are entitled to request up to three Demand Distributions in any one 365 day period, with the first 365 day period commencing at the beginning of the Registration Period. We must use commercially reasonable efforts to assist the Holders in making a Demand Distribution.

In addition, the Registration Rights Agreement will provide the Holders with the right (the “Piggy-Back Registration Right”), among others, to require us to include Registrable Securities, in any future public distribution in Canada or the U.S. undertaken by us (a “Distribution”). We must use reasonable efforts to cause to be included in the Distribution all of the Registrable Securities the Holders request to be sold pursuant to the Piggy-Back Registration Right; provided, however, that if the Distribution involves an underwriting and the lead underwriter(s) determine that the total number of Common Shares to be included in such Distribution should be limited for certain prescribed reasons, the Common Shares to be included in the Distribution will be first allocated to us.

The Piggy-Back Registration Right and Demand Registration Right will be subject to various conditions and limitations, and we are entitled to defer any Demand Distribution in certain circumstances, including during a blackout period under our Disclosure, Confidentiality and Employee Trading Policy, for a limited period.

The Registration Rights Agreement includes provisions providing for each of us and the Holders to indemnify each other for losses or claims caused by the applicable party’s inclusion of a misrepresentation in disclosure included in a prospectus related to a Distribution, for breaches of applicable securities laws and for other losses or claims caused by such party.

Subject to certain exceptions, all expenses incurred in connection with a registration pursuant to a Demand Distribution or a Distribution for which the Piggy-Back Registration Right is exercised (excluding underwriters’ discounts and commissions, if any, and applicable transfer taxes, if any, in respect of Registrable Securities being distributed, which shall be borne by the selling Holder) shall be borne by us.

If a Holder ceases to be affiliated with ConocoPhillips, the Holder will cease to have any rights or obligations under the Registration Rights Agreement.

INFORMATION CONCERNING THE ASSETS

Description of the Assets

FCCL Assets

Note: Production and reserves data are on a gross basis assuming a January 1, 2017 effective date and assuming closing of the Acquisition. Figures relate to FCCL Partnership assets only. Production capacity includes currently producing projects at Foster Creek and Christina Lake. Regulatory approved capacity includes existing production.

Certain of our operated oil sands properties, notably Foster Creek, Christina Lake and Narrows Lake, are currently jointly owned with ConocoPhillips through FCCL on a 50-50 basis. Cenovus FCCL Ltd., Cenovus’s wholly-owned subsidiary, is currently the owner of a 50% interest and is the operator and managing partner of FCCL. Upon closing of the Acquisition, Cenovus will, directly or indirectly through its wholly-owned subsidiaries, be the operator and owner of 100% of FCCL.

Christina Lake, Foster Creek and Narrows Lake have a combined regulatory approved capacity of 735,000 bbls/d, which combined with the regulatory approved capacity of our other oil sands projects will give us a substantial inventory of regulatory approved capacity. Our forecast for full year production for 2017 for 100% of FCCL is 356,000 bbls/d (100% liquids). See “Note Regarding Forward Looking Statements”.

Foster Creek

Foster Creek is one of our two producing oil sands projects. It is located about 330 kilometres northeast of Edmonton, Alberta on the Cold Lake Air Weapons Range – an active Canadian military base. Foster Creek is a high quality thermal oil sands project that produces from the McMurray formation using SAGD technology and has regulatory approved capacity of 295,000 bbls/d and was the first commercial steam-assisted gravity drainage project in the industry.

This project is comprised of surface access rights from the governments of Canada and Alberta and bitumen rights from the Government of Alberta for exploration, development and transportation from areas within the Cold Lake Air Weapons Range. In addition, there are exclusive rights to lease several hundred thousand acres of bitumen rights in other areas on the Cold Lake Air Weapons Range held on Cenovus’s and/or our assignee’s behalf.

Production from phases A through G at Foster Creek averaged 140,488 bbls/d (gross) in 2016 and had an SOR of 2.7. Phase G was completed in the third quarter of 2016. Phase G is expected to add approximately 30,000 bbls/d (gross) which is expected to ramp up over a 12 month period and will take nameplate capacity up to 180,000 bbls/d.

For full year 2017 we project that Foster Creek will have average production of 158,000 bbls/d (100% liquids) and we expect that capital expenditures will be approximately $700 million – see “Note Regarding Forward Looking Statements”. In 2017, non-fuel operating costs are expected to be $8.50/bbl, a 5% increase from 2016 but an almost 30% decrease from 2014.

While expansion work on phase H was deferred in 2015 in response to the low commodity price environment, Cenovus has announced that we intend to provide an update on its plans for phase H, including capital cost and timing expectations at its Investor Day in June 2017. Foster Creek phase H has a design capacity of 30,000 bbls/d (gross).

We also operate a 98 megawatt (gross) natural gas-fired cogeneration facility in conjunction with Foster Creek. The steam and power generated by the facility is presently being used within the SAGD operation and any excess power generated is being sold into the Alberta Power Pool.

Christina Lake

Christina Lake is one of our two producing oil sands projects, and is located approximately 150 kilometres southeast of Fort McMurray, in northeast Alberta. Christina Lake is a high quality thermal oil sands project that produces from the McMurray formation using SAGD technology and has regulatory approved capacity of 310,000 bbls/d (gross).

Production from phases A through F at Christina Lake averaged 158,898 bbls/d (gross) in 2016 and had a SOR of 1.9. Phase F was completed in the fourth quarter of 2016, and is expected to add approximately 50,000 bbls/d (gross), ramping up over a 12 month period and bringing total nameplate capacity to 210,000 bbls/d. This expansion includes a 100 megawatt (gross) natural gas-fired cogeneration facility. The steam and power generated by the facility is presently being used within the SAGD operation and any excess power generated is being sold into the Alberta Power Pool.

For full year 2017 we project that Christina Lake will have average production of 198,000 bbls/d (100% liquids) and we expect that capital expenditures will be approximately $650 million – see “Note Regarding Forward Looking Statements”. In 2017, non-fuel operating costs are expected to be $5.00/bbl, a 7% decline from a year earlier and 33% lower than 2014.

We have resumed work on the phase G expansion in 2017, which was deferred in late 2014 due to the low commodity price environment. Prior to resumption of the phase G expansion project, Cenovus identified approximately $500 million in cost savings related to updating its field development plan, re-bidding fabrication and construction contracts, a reduction in the number of well pairs required, improved drilling efficiencies and lower plant expansion costs. We expect to construct the project with go-forward capital efficiencies of $16,000 to $18,000 per flowing barrel of capacity. Module assembly has already resumed for phase G, which has a design capacity of 50,000 bbls/d (gross), and field construction is expected to ramp up to full activity by mid-2017 as modules are delivered to the site. First oil from phase G is expected in the second half of 2019.

Narrows Lake area asset map

Narrows Lake

Narrows Lake is located adjacent to Christina Lake and has a reservoir depth of up to 375 metres below the surface. The map below shows Narrows Lake’s proximity to Christina Lake and infrastructure.

Narrows Lake will be our first implementation of a solvent-aided process, a technology which we believe has the potential to significantly improve SOR, in conjunction with SAGD. The solvent-aided process is expected to reduce SOR by approximately 30% while increasing recovery factor by approximately 15%.

In 2012, we received regulatory approval for phases A, B and C for an aggregate of 130,000 bbls/d (gross) of production capacity. Initial work on phase A (which has a design capacity of 45,000 bbls/d (gross)) commenced in the third quarter of 2013. Due to the low commodity price environment, in 2015 we deferred new construction spending on phase A. We expect that the future development of Narrows Lake will benefit from the existing infrastructure and resources at Christina Lake, which we expect to lower overall costs. We are targeting a cumulative SOR of 1.8. Narrows Lake has 1,000 MMbbls of proved plus probable reserves (100% liquids) and we expect that capital expenditures at Narrows Lake for 2017 will be approximately $30 million – see “Note Regarding Forward Looking Statements”.

As previously announced, Cenovus intends to provide an update on our plans for Narrows Lake phase A, including capital cost and timing expectations, at our investor day in June 2017.

Landholdings

The following table summarizes our net landholdings through FCCL, both actual and pro forma after giving effect to the Acquisition, in each case as at December 31, 2016:

(thousands of acres)	Developed Acreage		Undeveloped Acreage		Total Acreage
	Actual	Pro Forma	Actual	Pro Forma	Actual	Pro Forma
Foster Creek	8	16	57	114	65	130
Christina Lake	5	9	25	50	30	59
Narrows Lake	—	—	13	27	13	27

Total	13	25	95	191	108	216

Bitumen Production

The following table summarizes our share of daily average production through FCCL for the periods indicated on a net basis:

	Actual (bbls/d)		Pro Forma (bbls/d)
(annual average)	2016	2015	2016	2015
Foster Creek	70,244	65,345	140,488	130,690
Christina Lake	79,449	74,975	158,898	149,950

Total	149,693	140,320	299,386	280,640

Producing Wells

The following table summarizes our net interests in producing wells through FCCL as at December 31, 2016, both actual and pro forma after giving effect to the Acquisition. These figures exclude wells which were capable of producing, but that were not producing as at December 31, 2016:

(number of wells)	Producing Bitumen Wells
	Actual	Pro Forma
Foster Creek	147	294
Christina Lake	98	196

Total	245	490

Deep Basin Assets

The Deep Basin Assets are comprised of approximately 3.0 million net acres (4.2 million gross acres) of land primarily in the Elmworth-Wapiti, Kaybob-Edson, Clearwater and other operating areas, with an average 70% working interest. Within the Deep Basin Assets, there are approximately 31,700 net acres of mineral title interests. Production from the Deep Basin Assets for the year ended December 31, 2016 averaged approximately 122 MBOE/d (net) (27% liquids). The Deep Basin Assets have a low average decline rate of 17%. The Deep Basin Assets include 725 MMBOE (27% liquids) of proved plus probable reserves (62% proved).

Also included in the Deep Basin Assets are majority owned and operated infrastructure including interests in approximately 27 natural gas processing facilities in the region (77% average working interest in the operated facilities), with estimated aggregate net processing capacity of 1.4 Bcf/d and current throughput of approximately 560 MMcf/d (net), all of which are to be acquired by Cenovus pursuant to the Acquisition. The associated natural gas processing facilities are required to support current and future production volumes and form an integrated component of the Deep Basin Assets. In addition, the processing facilities currently generate third party processing revenues from contracting out unutilized capacity.

The following map shows the infrastructure footprint of the Deep Basin Assets.

The Deep Basin Assets, depicted on the map below, have a large inventory of approximately 1,500 identified, short-cycle, high IRR drilling opportunities with much of the land base having multi-zone potential including the Falher, Wilrich, Notikewin, Montney and Glauconite formations and in areas that attract capital from offsetting operators. Industry activity remains very strong in these areas, with the majority of the activity targeting liquids rich natural gas. We consider much of this acreage to have a lower level of exploration risk over time given observable and strong industry activity in adjacent areas.

Elmworth-Wapiti Area

As of December 31, 2016, the Deep Basin Assets include leasehold rights of approximately 1.2 million net acres of land in the Elmworth-Wapiti Area (71% average working interest), which is situated in northwest Alberta and northeast British Columbia and contains 310 identified drilling opportunities, including 37 proved and 39 probable locations. The Elmworth-Wapiti Area features a prolific hydrocarbon stack that produces oil and gas from multiple geological formations, including strong horizontal liquids-rich development potential in the Montney and Spirit River formations. It is a well-delineated area that was historically developed with conventional vertical well technology. Development programs were shifted to horizontal drilling in the development of the Elmworth-Wapiti Area to further improve production from the tight sand plays. Eight horizontal wells were drilled in the Elmworth-Wapiti Area in 2016, with full year production from the area averaging approximately 50,000 BOE/d (28% liquids). Our forecast for full-year 2017 production from the Deep Basin Assets in Elmworth-Wapiti Area is 46,000 BOE/d (27% liquids) and we expect that capital expenditures for the Deep Basin Assets in the Elmworth-Wapiti Area for 2017 will be approximately $55 million – see “Note Regarding Forward Looking Statements”.

Active operators in the Elmworth-Wapiti Area proximate to the properties comprising the Deep Basin Assets include Canadian Natural Resources Limited, Encana Corporation, ARC Resources Ltd., and NuVista Energy Ltd.

The Elmworth-Wapiti Area assets include an 83% average working interest in three operated natural gas processing facilities, including the Elmworth plant (with 395 MMcf/d net processing capacity), Noel plant (with 150 MMcf/d net processing capacity) and Wembley plant, with estimated total gross processing capacity of 700 MMcf/d (583 MMcf/d net), which support current and expected future production in the area that is to be acquired by Cenovus pursuant to the Acquisition. The primary processing facility in the Elmworth-Wapiti Area is the Elmworth Plant.

Kaybob-Edson Area

As of December 31, 2016, the Deep Basin Assets include leasehold rights of approximately 0.72 million net acres in the Kaybob-Edson Area (71% average working interest), which is situated southeast of the Elmworth-Wapiti Area in west-central Alberta and contains approximately 630 identified drilling opportunities, including 87 proved and 61 probable locations. Target development is in the Triassic and Lower Cretaceous formations where the industry has de-risked several highly-prolific zones in offsetting acreage, including the Spirit River and Kakwa formations and meaningful potential in the Montney and Duvernay formations. Total net production from the Kaybob-Edson Area in 2016 was approximately 37,000 BOE/d (20% liquids). Our forecast for full-year 2017 production from the Deep Basin Assets in the Kaybob-Edson Area is 37,000 BOE/d (18% liquids) and we expect that capital expenditures for the Deep Basin Assets in the Kaybob-Edson Area for 2017 will be approximately $60 million – see “Note Regarding Forward Looking Statements”.

Active operators in the Kaybob-Edson Area proximate to the properties comprising the Deep Basin Assets include Canadian Natural Resources Limited, Jupiter Resources Inc., Tourmaline Oil Corp., and Seven Generations Energy Ltd.

The Kaybob-Edson Area assets include a 72% average working interest in seven operated natural gas processing facilities, including the Peco (69 MMcf/d net processing capacity), Wolf, Niton and Berland plants, with estimated total gross processing capacity of 370 MMcf/d (265 MMcf/d net). Natural gas processing is mostly controlled by midstream operators and other oil and gas companies in the Kaybob-Edson Area. Favourable longer-term contracts are in place to manage both existing base and new development volumes across the Spirit River, Cardium, and Glauconite formations (among others).

Clearwater Area

As of December 31, 2016, the Deep Basin Assets include leasehold rights of approximately 0.8 million net acres in the Clearwater Area (68% average working interest), which is situated south of the Kaybob-Edson Area in west-central Alberta and contains 540 identified drilling opportunities, including 87 proved and 122 probable locations with significant horizontal potential across the Spirit River, Cardium and Glauconite formations. The Deep Basin Assets in the Clearwater Area are characterized by multi-horizon reservoirs at medium depths ranging from 2,000 metres to 3,000 metres, all with high-liquids content. This is a well-delineated area that provides several low-risk, horizontal drilling development programs. The average net production from the Deep Basin Assets in the Clearwater Area was 35,000 BOE/d in 2016 (36% liquids). Our forecast for full-year 2017 production from the Deep Basin Assets in Clearwater Area is 37,000 BOE/d (36% liquids) and we expect that capital expenditures for the Deep Basin Assets in the Clearwater Area for 2017 will be approximately $55 million – see “Note Regarding Forward Looking Statements”.

Active operators in the Clearwater Area proximate to the properties comprising the Deep Basin Assets include ARC Resources Ltd., Bellatrix Exploration Ltd., Penn West Petroleum Ltd., and TAQA North Ltd.

The Clearwater Area assets include a 63% average working interest in six operated natural gas processing facilities, including the Sand Creek, Lodgepole and Alder Flats plants, with estimated total gross processing capacity of 200 MMcf/d (125 MMcf/d net), which support current and expected future production in the area that is to be acquired by Cenovus pursuant to the Acquisition.

Other Areas

As of December 31, 2016, the Deep Basin Assets included (i) leasehold rights of approximately 131,000 net acres situated in northeastern British Columbia primarily in the Horn River Basin, which is situated in northeastern British Columbia, and throughout Alberta. These leasehold rights include approximately 118,000 net undeveloped acres, all of which is to be acquired by Cenovus pursuant to the Acquisition (the “Other Areas”). In respect of the majority of these net undeveloped acres, there is limited infrastructure takeaway capacity in the applicable region and a large scale infrastructure program would be required to justify further development for this area. No material commitments or asset retirement obligations are associated with the Other Areas.

Clearwater area asset map

As of December 31, 2016, the Other Areas included (i) a 33.33% working interest in approximately 25,000 net acres of petroleum and natural gas rights within certain area of mutual interest lands, which are situated northwest of Foster Creek and on the Cold Lake Air Weapons Range, an active military base and (ii) an undivided 33.33% working interest in approximately 23,000 net acres of oil sands leases within the same area. These interests are also to be acquired by Cenovus pursuant to the Acquisition.

Selected Oil and Gas Information in Respect of the Assets

Cenovus retained two independent qualified reserves evaluators, McDaniel & Associates Consultants Ltd. (“McDaniel”) and GLJ Petroleum Consultants Ltd. (“GLJ”), to evaluate and prepare reports (“Assets Reserves Reports”) on 100% of the Assets’ bitumen, heavy oil, light & medium oil, NGLs and natural gas proved and probable reserves. McDaniel evaluated approximately 84% of the Assets’ proved reserves and GLJ evaluated approximately 16% of the Assets’ proved reserves.

The reserves data and other oil and gas information contained in this prospectus supplement is dated March 22, 2017, with an effective date of December 31, 2016. McDaniel’s preparation date of the information is March 21, 2017 and GLJ’s preparation date is March 6, 2017.

The information regarding the Assets set forth herein summarizes the bitumen, heavy oil, light & medium oils, NGLs and natural gas reserves associated with the Assets and the net present values of future net revenue for such reserves using forecast prices and costs as at December 31, 2016. The following reserves data has been prepared in accordance with the standards contained in the COGE Handbook and NI 51-101. See “Note Relating to Reserves and Resources Disclosure Information” above.

Reserves Data

The reserves data presented summarizes the Assets’ bitumen, heavy oil, light & medium oil, NGLs, and natural gas reserves and the net present values (“NPV”) and future net revenue (“FNR”) for these reserves. The reserves data uses forecast prices and costs prior to provision for interest, G&A expenses or the impact of any hedging activities. FNR has been presented on a before and after income tax basis.

Summary of Oil and Gas Reserves as at December 31, 2016

(Forecast prices and inflation)

	Bitumen (MMbbls)	Heavy Oil (MMbbls)	Light & Medium Oil (MMbbls)	NGLs (MMbbls)	Natural Gas (Bcf)	Total (MMBOE)
Before Royalties
Proved Reserves
Developed Producing	304	—	13	71	1,457	631
Developed Non-Producing	33	—	—	—	15	35
Undeveloped	2,006	—	3	32	521	2,128

Proved Reserves	2,343	—	16	103	1,993	2,794
Probable Reserves	897	—	11	67	1,180	1,172

Proved plus Probable Reserves	3,240	—	27	170	3,173	3,966

	Bitumen (MMbbls)	Heavy Oil (MMbbls)	Light & Medium Oil (MMbbls)	NGLs (MMbbls)	Natural Gas (Bcf)	Total (MMBOE)
After Royalties
Proved Reserves
Developed Producing	244	—	11	58	1,341	537
Developed Non-Producing	25	—	—	—	13	27
Undeveloped	1,510	—	2	28	480	1,620

Proved Reserves	1,779	—	13	86	1,834	2,184
Probable Reserves	670	—	10	55	1,060	912

Proved plus Probable Reserves	2,449	—	23	141	2,894	3,096

Summary of Net Present Value of Future Net Revenue as at December 31, 2016

(Forecast prices and inflation)

	Discounted at %/year ($ millions)					Unit Value Discounted at 10%(1)
	0%	5%	10%	15%	20%	$/BOE
Before Income Taxes
Proved Reserves
Developed Producing	10,159	9,581	8,346	7,338	6,551	15.56
Developed Non-Producing	926	704	550	440	360	19.98
Undeveloped	59,399	23,856	11,735	6,591	4,020	7.24

Proved Reserves	70,483	34,141	20,631	14,370	10,931	9.45
Probable Reserves	31,316	12,999	6,390	3,644	2,312	7.01

Proved plus Probable Reserves	101,799	47,140	27,021	18,013	13,242	8.73

	Discounted at %/year ($ millions)
	0%	5%	10%	15%	20%
After Income Taxes(2)
Proved Reserves
Developed Producing	8,717	8,397	7,357	6,500	5,830
Developed Non-Producing	687	538	431	353	294
Undeveloped	43,520	17,843	8,932	5,102	3,167

Proved Reserves	52,924	26,788	16,721	11,955	9,291
Probable Reserves	22,591	9,527	4,717	2,702	1,723

Proved plus Probable Reserves	75,515	36,305	21,437	14,657	11,014

(1)	Unit values have been calculated using Assets’ Interest After Royalties reserves.
(2)

Values are calculated by considering existing tax pools and tax circumstances for Cenovus and its subsidiaries in the consolidated evaluation of Cenovus’s oil and gas properties, and take into account current federal tax regulations. Values do not represent an estimate of the value at the business entity level, which may be significantly different.

Total Future Net Revenue (undiscounted) as at December 31, 2016

(Forecast prices and inflation – $ millions)

Reserves Category	Revenue	Royalties	Operating Costs	Development Costs	Total Abandonment and Reclamation Costs(1)	FNR Before Future Income Taxes	Future Income Taxes	FNR After Future Income Taxes
Proved	179,346	42,518	44,011	17,524	4,810	70,483	17,559	52,924

Proved plus Probable	255,979	60,766	60,890	26,486	6,038	101,799	26,284	75,515

(1)	Total abandonment and reclamation costs included for all wells, facilities and other liabilities, known and existing, and to be incurred as a result of future development activity.

Future Net Revenue by Product Type as at December 31, 2016

(Forecast prices and inflation)

Reserves Category	Product Types	FNR Before Income Taxes (discounted at 10%/year) ($ millions)	Unit Value Discounted at 10%/year(1) ($/BOE)
Proved	Bitumen	17,252	9.70
	Heavy Oil	1	23.90
	Light & Medium Oil	408	29.66
	Natural Gas & NGLs	2,970	7.58

	Total	20,631	9.45

Proved plus Probable	Bitumen	21,810	8.91
	Heavy Oil	1	23.81
	Light & Medium Oil	635	27.51
	Natural Gas & NGLs	4,575	7.33

	Total	27,021	8.73

(1)	Unit values have been calculated using Assets’ Interest After Royalties reserves.

Additional Notes to Reserves Data Tables

•	The estimates of FNR presented do not represent fair market value.

•	FNR from reserves excludes cash flows related to risk management activities.

•

In accordance with NI 51-101, NPV and FNR amounts presented include all of the existing estimated abandonment and reclamation costs related to the Assets, plus all forecast estimates of abandonment and reclamation costs attributable to future development activity associated with the reserves.

Definitions

After Royalties means volumes after deduction of royalties and includes royalty interest reserves, if any.

Before Royalties means volumes before deduction of royalties and excludes royalty interest reserves, if any.

Assets’ Interest means, in relation to production, reserves, resources and property, the interest (operating or non-operating) attributed to the Assets.

Gross means: (a) in relation to wells, the total number of wells in which an interest is included in the Assets; and (b) in relation to properties, the total acreage of properties in which an interest is included in the Assets.

Net means: (a) in relation to wells, the number of wells obtained by aggregating the working interest in each of the gross wells included in the Assets; and (b) in relation to the interest in a property included in the Assets, the total acreage in which it has an interest multiplied by its working interest.

Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, as of a given date, based on analysis of drilling, geological, geophysical and engineering data, the use of established technology and specified economic conditions, which are generally accepted as being reasonable.

Reserves are classified according to the degree of certainty associated with the estimates:

Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

Each of the reserves categories may be divided into developed and undeveloped categories:

Developed reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g., when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided as follows:

Developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

Developed non-producing reserves are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (e.g., when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable) to which they are assigned.

Pricing Assumptions

The forecast of prices, inflation and exchange rate (the “McDaniel Forecast Prices”) provided in the table below was obtained from McDaniel and used to estimate FNR associated with the reserves disclosed herein. The McDaniel Forecast Prices are dated January 1, 2017. The inflation forecast was applied uniformly to prices beyond the forecast interval, and to all future costs. For historical prices that we realized during 2016, see “Production History” in the AIF.

	Oil					Natural Gas
Year	WTI Cushing Oklahoma (US$/ bbl)	Edmonton Par Price 40 API ($/bbl)	Cromer Medium 29.3 API ($/bbl)	Alberta Heavy 12 API ($/bbl)	WCS ($/bbl)	AECO Gas Price ($/MMBtu)	Inflation Rate (%/year)	Exchange Rate (US$/ CDN$)
2017	55.00	69.80	62.80	46.50	53.70	3.40	0.0	0.750
2018	58.70	72.70	67.60	50.50	58.20	3.15	2.0	0.775
2019	62.40	75.50	70.20	54.00	61.90	3.30	2.0	0.800
2020	69.00	81.10	75.40	58.00	66.50	3.60	2.0	0.825
2021	75.80	86.60	80.50	61.90	71.00	3.90	2.0	0.850
2022	77.30	88.30	82.10	63.10	72.40	3.95	2.0	0.850
2023	78.80	90.00	83.70	64.40	73.80	4.10	2.0	0.850
2024	80.40	91.80	85.40	65.60	75.30	4.25	2.0	0.850
2025	82.00	93.70	87.10	67.00	76.80	4.30	2.0	0.850
2026	83.70	95.60	88.90	68.40	78.40	4.40	2.0	0.850
2027	85.30	97.40	90.60	69.60	79.90	4.50	2.0	0.850
There-after	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	2.0	0.850

Future Development Costs

The following table outlines undiscounted future development costs deducted in the estimation of FNR calculated utilizing forecast prices and inflation for the years indicated:

Reserves Category ($ millions)	2017	2018	2019	2020	2021	Remainder	Total
Proved	362	718	856	789	434	14,365	17,524
Proved plus Probable	428	781	1,286	1,336	832	21,823	26,486

We believe that existing cash balances, internally generated cash flows, our Existing Credit Facility, management of our asset portfolio and access to capital markets will be sufficient to fund our future development costs. However, there can be no guarantee that the necessary funds will be available or that we will allocate funding to develop all of our reserves. Failure to develop those reserves would have a negative impact on our FNR.

The interest or other costs of external funding are not included in the reserves and FNR estimates and would reduce FNR depending upon the funding sources utilized. We do not believe that interest or other funding costs would make development of any property uneconomic.

Development of Proved and Probable Undeveloped Reserves

FCCL Interest

At the end of 2016, the FCCL Interest had proved undeveloped bitumen reserves of 2,006 million barrels Before Royalties, or approximately 86% of the proved bitumen reserves of the FCCL Interest. Of the FCCL Interest’s 897 million barrels of probable bitumen reserves, 856 million barrels, or approximately 95% are undeveloped. The evaluation of these reserves anticipates they will be recovered using SAGD.

Typical SAGD project development involves the initial installation of a steam generation facility and then progressively drilling sufficient SAGD well pairs to fully utilize the available steam.

Bitumen reserves can be classified as proved when there is sufficient stratigraphic drilling to have demonstrated to a high degree of certainty the presence of the bitumen in commercially recoverable volumes. McDaniel’s standard for sufficient drilling in the McMurray formation is a minimum of eight wells per section with 3D seismic, or 16 wells per section with no seismic. In other geological formations, such as the Grand Rapids, there may be some variation in the standard. Additionally, all requisite legal and regulatory approvals must have been obtained, operator and partner funding approvals must be in place, and a reasonable development timetable must be established. Proved developed bitumen reserves are differentiated from proved undeveloped bitumen reserves by the presence of drilled production/injection well pairs at the reserves estimation effective date. Because a steam plant has a long life relative to well pairs, in the early stages of a SAGD project, only a small portion of proved reserves will be developed as the number of well pairs drilled will be limited by the available steam capacity.

Recognition of probable reserves requires sufficient drilling of stratigraphic wells to establish reservoir suitability for SAGD. Reserves will be classified as probable if the well density falls between the stratigraphic well requirements for proved reserves and for probable reserves, and are located within an approved project area. If well density exceeds the requirement for proved reserves within an approved project area, but outside of an approved development area, those reserves can only be recognized as probable. McDaniel’s standard for probable reserves is a minimum of four stratigraphic wells per section. If reserves lie outside the approved development area, approval to include those reserves in the development area must be obtained before development drilling of SAGD well pairs can commence.

Development of the proved undeveloped reserves will take place in an orderly manner as additional well pairs are drilled to utilize the available steam when existing well pairs reach the end of their steam injection phase. The forecast production of the Assets’ proved bitumen reserves extends approximately 47 years, based on existing facilities. Production of the current proved developed portion is estimated to take approximately 13 years.

Deep Basin Assets

The Deep Basin Assets are oil and gas assets with reserves subject to development timing requirements as prescribed in N1 51-101 and the COGE Handbook. As such, all proved and proved plus probable undeveloped reserves tabulated above are scheduled to be developed within five years and 10 years, respectively.

Significant Factors or Uncertainties Affecting Reserves Data

The evaluation of reserves is a continuous process that can be significantly impacted by a variety of internal and external influences. Revisions are often required resulting from changes in pricing, economic conditions, regulatory changes, and historical performance. While these factors can be considered and potentially anticipated, certain judgments and assumptions are always required. As new information becomes available, these areas are reviewed and revised accordingly. For a discussion of the risk factors and uncertainties affecting reserves data, see “Risk Factors –Operational Risks – Uncertainty of Reserves and Future Net Revenue Estimates” in the AIF.

Other Oil and Gas Information

Oil and Gas Properties and Wells

The following tables summarize the interests in producing and non-producing wells attributable to the Assets, as at December 31, 2016:

	Oil		Gas		Total
	Gross	Net	Gross	Net	Gross	Net
Producing Wells(1)
Alberta
FCCL Interest	490	245	-	-	490	245
DBA	797	444	3,509	2,591	4,306	3,035

Total Alberta	1,287	689	3,509	2,591	4,796	3,280
British Columbia	3	2	735	329	738	331

Total	1,290	691	4,244	2,920	5,534	3,611

(1)	Includes wells containing multiple completions as follows: 14 gross gas wells (12 net wells) and no gross oil wells.

	Oil		Gas		Total
	Gross	Net	Gross	Net	Gross	Net
Non-Producing Wells(1)
Alberta
FCCL Interest	98	49	-	-	98	49
DBA	-	-	16	8	16	8

Total Alberta	98	49	16	8	114	57
British Columbia	-	-	-	-	-	-

Total	98	49	16	8	114	57

(1)

Non-producing wells include wells which are capable of producing, but which are currently not producing. Non-producing wells do not include other types of wells such as stratigraphic test wells, service wells, or wells that have been abandoned.

The Assets contain no material properties with attributed reserves which are capable of producing, but which are not in production.

Exploration and Development Activity

The following tables summarize the Assets’ gross participation and net interest in wells drilled in 2016(1):

	FCCL Interest		DBA		Total
	Gross	Net	Gross	Net	Gross	Net
Development Wells Drilled
Oil	52	26	1	1	53	27
Gas	—	—	10	7	10	7
Dry & Abandoned	—	—	—	—	—	—

Total Working Interest	52	26	11	8	63	34
Royalty	—	—	—	—	—	—
Total Canada	52	26	11	8	63	34

(1)	Only 2 exploration gas wells (2 gross, 1 net) were drilled in the Deep Basin Assets in 2016, none in the FCCL Interest.

During the year ended December 31, 2016, 205 gross stratigraphic test wells (103 net wells) were drilled.

During the year ended December 31, 2016, no service wells were drilled within the FCCL Interest or Deep Basin Assets. SAGD well pairs are counted as a single producing well in the table above.

For all types of wells except stratigraphic test wells, the calculation of the number of wells is based on the number of surface locations. For stratigraphic test wells, the calculation is based on the number of bottomhole locations.

Development activities in respect of the Assets were focused on sustaining production at Christina Lake and Foster Creek.

Properties With No Attributed Reserves

The Assets include approximately 4.56 million gross acres (2.8 million net acres) of properties in Canada to which no reserves have been specifically attributed. These properties are planned for current and future development in both oil sands and conventional oil and gas operations. There are currently no work commitments on these properties.

The Assets include the rights to explore, develop, and exploit approximately 168,000 net acres that could potentially expire by December 31, 2017, which relate entirely to Crown and freehold land. Continuation applications have been submitted for the vast majority of these lands and we expect that very few of these lands will expire in 2017.

For areas where the Assets include interests in different formations under the same surface area through separate leases, gross and net acreage have been calculated on the basis of each individual lease.

Properties with no attributed reserves include Crown lands where bitumen contingent and prospective resources have been identified and Crown lands where exploration activities to date have not identified potential reserves in commercial quantities. See “Risk Factors –Financial Risks – Commodity Prices” and “Risk Factors – Financial Risks – Development and Operating Costs” and “Risk Factors – Operational Risks – Uncertainty of Reserves and Future Net Revenue Estimates” in our AIF for further discussion of economic and risk factors relevant to properties with no attributed reserves.

Additional Information Concerning Abandonment and Reclamation Costs

The estimated total future abandonment and reclamation costs for existing wells, facilities, and infrastructure is based on management’s estimate of costs to remediate, reclaim and abandon wells and facilities having regard to the working interest included in the Assets and the estimated timing of the costs to be incurred in future periods. We have developed a process to calculate these estimates, which considers applicable regulations, actual and anticipated costs, type and size of the well or facility and the geographic location.

We have estimated undiscounted future abandonment and reclamation costs for the existing Assets at approximately $1.7 billion (approximately $0.5 billion, discounted at 10%) at December 31, 2016, of which we expect between $42 million and $62 million will require payment in the next three financial years on a portion of the 4,118 net wells.

Of the undiscounted future abandonment and reclamation costs to be incurred over the life of the proved reserves included in the Assets, approximately $4.8 billion has been deducted in estimating the FNR, which represents the total existing estimated abandonment and reclamation costs associated with the Assets, plus all forecast estimates of abandonment and reclamation costs attributable to future development activity associated with the reserves.

Forward Contracts

The Deep Basin Assets include marketing, transportation and processing contracts which Cenovus will assume upon the closing of the Acquisition. Certain of these contracts may impact our exposure to commodity prices. We have not yet determined the nature or degree of such impact.

Costs Incurred in Respect of the Assets

($ millions)	2016
Acquisitions
Unproved	1
Proved	3

Total Acquisitions	4
Exploration Costs	111
Development Costs	652

Total Costs Incurred	767

Production Estimates

The following table summarizes the estimated 2017 average daily volume of the Assets’ working interest Before Royalties reflected in the reserves reports for the Assets using forecast prices and costs, all of which will be produced in Canada. These estimates assume certain activities take place, such as the development of undeveloped reserves, and that there are no divestitures.

2017 Estimated Production (Forecast prices and inflation)	Proved Reserves	Probable Reserves	Proved plus Probable Reserves
Bitumen (bbls/d)(1)	176,482	8,030	184,512
Heavy Oil (bbls/d)	4	0	4
Light & Medium Oil (bbls/d)	5,381	107	5,488
NGLs (bbls/d)	28,892	904	29,796
Natural Gas (MMcf/d)	545	15	561

Assets’ Working Interest Before Royalties (BOE/d)	301,666	11,609	313,275

(1)

Includes Christina Lake production of 101,500 barrels per day for proved reserves and 106,638 barrels per day for proved plus probable reserves, and Foster Creek production of 74,982 barrels per day for proved reserves and 77,874 barrels per day for proved plus probable reserves.

Production History

Average Working Interest Daily Production Volumes of Acquired Assets (barrels per day, unless otherwise stated)	2016
	Year	Q4	Q3	Q2	Q1
Crude Oil & NGLs (bbls/d)
FCCL Interest
Bitumen – Foster Creek	70,244	81,588	73,798	64,544	60,882
Bitumen – Christina Lake	79,449	82,808	79,793	78,060	77,093

	149,693	164,396	153,591	142,604	137,975
DBA
Light & Medium Oil	6,563	5,774	6,388	6,888	7,213
NGLs	25,855	24,310	25,553	25,693	27,885

	32,418	30,084	31,941	32,581	35,098

Total Crude Oil & NGLs	182,111	194,480	185,532	175,185	173,073

Natural Gas (MMcf/d)
DBA	526	497	514	529	566

Total Natural Gas & CBM	526	497	514	529	566

Total Production (BOE/d)	269,861	277,320	271,244	263,418	267,362

Average Royalty Interest Daily Production Volumes of Acquired Assets (barrels per day, unless otherwise stated)	2016
	Year	Q4	Q3	Q2	Q1
Crude Oil & NGLs (bbls/d)
FCCL Interest
Bitumen – Foster Creek	—	—	—	—	—
Bitumen – Christina Lake	—	—	—	—	—

	—	—	—	—	—
DBA
Light & Medium Oil	417	179	424	464	605
NGLs	414	379	424	429	422

	831	558	848	893	1,027

Total Crude Oil & NGLs	831	558	848	893	1,027

Natural Gas (MMcf/d)
DBA	7	6	7	8	9

Total Natural Gas	7	6	7	8	9

Total Production (BOE/d)	2,063	1,502	1,999	2,228	2,531

Per-Unit Results

The following tables summarize the Assets’ per-unit results, as well as the impact of realized financial hedging, on a quarterly basis, Before Royalties, for the periods indicated. The reconciliation of the financial components of each Netback to Operating Margin can be found in Appendix “A” hereto.

Netbacks of Acquired Assets(1) (Excluding Impact of Realized Gain (Loss) on Risk Management)	Year	Q4	Q3	Q2	Q1
Bitumen – Foster Creek ($/bbl)
Sales Price	30.27	38.57	33.47	33.40	11.82
Royalties	(0.01)	(0.27)	0.19	0.23	(0.16)
Transportation and Blending	9.67	8.13	9.21	12.12	9.80
Operating	10.40	10.48	9.51	9.99	11.86

Netback	10.21	20.23	14.56	11.06	(9.68)
Bitumen – Christina Lake ($/bbl)
Sales Price	25.35	34.87	29.22	28.31	8.85
Royalties	0.33	0.56	0.41	0.28	0.05
Transportation and Blending	5.21	4.57	4.98	5.28	6.05
Operating	7.39	8.07	7.64	6.26	7.52

Netback	12.42	21.67	16.19	16.49	(4.77)
Total Bitumen – FCCL Interest ($/bbl)
Sales Price	27.65	36.70	31.29	30.59	10.13
Royalties	0.17	0.14	0.30	0.26	(0.04)
Transportation and Blending	7.29	6.33	7.04	8.35	7.66
Operating	8.80	9.27	8.55	7.94	9.38

Netback	11.39	20.96	15.40	14.04	(6.87)
Light & Medium Oil ($/bbl)
Sales Price	47.28	57.07	49.69	49.80	35.26
Royalties	5.78	8.42	7.75	4.09	3.60
Operating(2)	8.28	7.81	7.91	9.81	7.53

Netback	33.22	40.84	34.03	35.90	24.13
NGLs ($/bbl)
Sales Price	20.80	27.67	20.61	18.74	16.79
Royalties	4.65	6.15	4.84	3.97	3.79
Operating(2)	8.25	7.81	7.91	9.81	7.53

Netback	7.90	13.71	7.86	4.96	5.47
Total Natural Gas ($/Mcf)
Sales Price	2.00	2.92	2.26	1.25	1.65
Royalties	0.15	0.23	0.14	0.10	0.14
Operating(2)	1.38	1.30	1.32	1.64	1.25

Netback	0.47	1.39	0.80	(0.49)	0.26

(1)

Netback is a Non-GAAP Measure commonly used in the oil and gas industry to assist in measuring operating performance on a per-unit basis. Netback is defined as gross sales less royalties, transportation and blending, operating expenses and production and mineral taxes divided by sales volumes. Netbacks do not reflect non-cash write-downs of product inventory until the inventory is sold. Our calculation is consistent with the definition found in the COGE Handbook. The crude oil sales price, transportation and blending costs, and sales volumes exclude the impact of purchased condensate. See “Non-GAAP Measures and Additional Subtotal”.

(2)	ConocoPhillips does not split operating costs into the various product streams. These costs represent the total cost on a per BOE basis allocated to products based on the relative BOE volume.

EFFECT OF THE ACQUISITION ON CENOVUS

Selected Pro Forma Financial Information

The following is a summary of selected historical financial information for Cenovus, the FCCL Interest and the Deep Basin Assets and selected financial information for Cenovus on a pro forma basis after giving effect to the Acquisition, as if the Acquisition had occurred on January 1, 2016, and must be read in conjunction with the Annual Financial Statements, the FCCL Statements, the WCCA Statements and the Pro Forma Statements contained in Appendix “B” hereto. The Pro Forma Statements are not necessarily indicative of the financial results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results that may be obtained in the future. See “Caution Regarding Unaudited Pro Forma Consolidated Financial Statements”. Additionally, the Pro Forma Statements do not give effect to any adjustments for planned asset sales that may be completed as contemplated under “Recent Developments – Financing the Acquisition”.

Year Ended December 31, 2016 ($ millions) (unaudited)

	Cenovus	FCCL Interest(1)	DBA(1)	Pro Forma
Revenue
Gross Sales	$12,282	$2,907	$774	$15,963
Less: Royalties	148	9	90	247

	12,134	2,898	684	15,716
Expenses
Purchased Product	6,978	—	—	6,978
Transportation and Blending	1,901	1,756	—	3,657
Operating	1,683	480	362	2,525
Production and Mineral Taxes	12	—	—	12

Operating Income	$1,560	$662	$322	$2,544

(1)	Includes impact of pro forma adjustments. See Pro Forma Statements in Appendix B.

Selected Combined Operational and Reserves Information

The following is a summary of selected historical operational and reserves information for Cenovus, for the FCCL Interest and the Deep Basin Assets and selected operational and reserves information for Cenovus on a pro forma basis after giving effect to the Acquisition, as if the Acquisition was completed on January 1, 2016 (in the case of the operational information) and on December 31, 2016 (in the case of the reserves information). The following is a summary only and must be read in conjunction with the Annual Financial Statements incorporated by reference in the prospectus, the information concerning Cenovus under the heading “Reserves Data and Other Oil and Gas Information” in the AIF incorporated by reference in the prospectus and the information concerning the Assets under the heading “Information Concerning the Assets – Selected Oil and Gas Information in Respect of the Assets” in this prospectus supplement. All reserves were independently evaluated. The pro forma reserves information does not give effect to any adjustments for planned asset sales that may be completed as contemplated under “Recent Developments –Financing the Acquisition”.

Average daily production Before Royalties for the year ended December 31, 2016

	Cenovus	FCCL Interest	DBA	Pro Forma
Crude Oil & NGLs(bbls/d)
Oil Sands
Foster Creek	70,244	70,244	—	140,488
Christina Lake	79,449	79,449	—	158,898

Total Oil Sands	149,693	149,693	—	299,386

Conventional
Heavy Oil	29,185	—	—	29,185
Light & Medium Oil	25,915	—	6,980	32,895
NGLs	1,065	—	26,269	27,334

Total Conventional	56,165	—	33,249	89,414

Total Crude Oil & NGLs	205,858	149,693	33,249	388,800

Natural Gas (MMcf/d)
Oil Sands	17	—	—	17
Conventional	377	—	534	911

Total Natural Gas	394	—	534	928

Total Production (BOE/d)	271,525	149,693	122,231	543,449
Proved reserves Before Royalties as at December 31, 2016
	Cenovus	FCCL Interest	DBA	Pro Forma
Bitumen (MMbbls)	2,343	2,343	—	4,686
Heavy Oil (MMbbls)	114	—	—	114
Light & Medium Oil (MMbbls)	100	—	16	116
NGLs (MMbbls)	2	—	103	105
Natural Gas & CBM (Bcf)	652	—	1,993	2,645

Total (MMBOE)	2,668	2,343	451	5,462
Proved plus probable reserves Before Royalties as at December 31, 2016
	Cenovus	FCCL Interest	DBA	Pro Forma
Bitumen (MMbbls)	3,319	3,240	—	6,559
Heavy Oil (MMbbls)	189	—	—	189
Light & Medium Oil (MMbbls)	142	—	27	169
NGLs (MMbbls)	2	—	170	172
Natural Gas (Bcf)	864	—	3,173	4,037

Total (MMBOE)	3,797	3,240	725	7,762

Note: All reserves volumes are based on the McDaniel Forecast Prices.

USE OF PROCEEDS

The net proceeds of the Offering will be approximately $            , after deducting the Underwriters’ fee of $             and before deducting the expenses of the Offering. If the Over-Allotment Option is exercised in full, the net proceeds of the Offering will be approximately $             after deducting the Underwriters’ fee of $             and before deducting the expenses of the Offering. The expenses of the Offering are expected to be approximately $3.7 million.

We intend to use the net proceeds of the Offering, together with a portion of our available cash and borrowings under the Acquisition Credit Facilities and the Existing Credit Facility, to finance the Cash Purchase Price and pay certain fees and expenses related to the Acquisition. Prior to the closing of the Acquisition, the net proceeds may, from time to time, be invested in interest bearing deposits or in short-term interest bearing or discount debt obligations or other short-term investments (in each case, either Canadian or U.S. dollars).

The closing of the Offering is not conditional upon the Acquisition being completed. In the event that the Acquisition is not completed, we may use the net proceeds of the Offering to, among other things, reduce our indebtedness, finance future growth opportunities including acquisitions and investments, finance our capital expenditures, repurchase outstanding Common Shares or for other general corporate purposes.

See “Recent Developments – The Acquisition – The Acquisition Agreement”, “Recent Developments – The Acquisition –Financing the Acquisition” and “Risk Factors – Discretion as to the Use of Proceeds if the Acquisition is not Completed”.

CONSOLIDATED CAPITALIZATION

There have been no material changes in our share and loan capital from that set forth in the Annual Financial Statements.

After giving effect to the Offering and the issuance of the Consideration Shares, the equity of Cenovus will increase by the amount of the net proceeds of the Offering and the amount attributed to the Consideration Shares, and the issued and outstanding Common Shares will increase by              shares. In the event of the exercise in full of the Over-Allotment Option, the equity of Cenovus will increase by an additional $             and the number of issued and outstanding Common Shares will increase by an additional              Common Shares.

The following table sets forth our consolidated capitalization as at December 31, 2016, both on an actual basis and on a pro forma basis after giving effect to the Offering (assuming no exercise of the Over-Allotment Option), the issuance of the Consideration Shares, the anticipated borrowings under the Acquisition Credit Facilities and the Existing Credit Facility, the use of a portion of our available cash to fund the Acquisition and the completion of the Acquisition, in each case as if the completion of the Offering and the Acquisition had occurred as at December 31, 2016.

	As at December 31, 2016
	Actual	Pro Forma
	($ millions)
Cash and Cash Equivalents	$3,720	$

Indebtedness
Existing Credit Facility(1)	$—	$900
U.S. Dollar Denominated Unsecured Notes(2)	6,378	6,378
Debt Discounts and Transaction Costs	(46)	(46)
Acquisition Credit Facilities(3)	—	7,500

Total Indebtedness	6,332	14,732
Shareholder’s equity
Common Shares	5,534
Consideration Shares(4)	—	3,611
Paid in Surplus	4,350	4,350
Retained Earnings	796	2,589
Accumulated Other Comprehensive Income	910	910

Total Shareholder’s equity	11,590

Total Capitalization	$17,922	$

(1)

As at December 31, 2016, we had in place the Existing Credit Facility, the maturity dates of which are extendable from time to time, at our option and upon agreement from the lenders. Borrowings are available by way of bankers’ acceptances, LIBOR based loans, prime rate loans or U.S. base rate loans. As at December 31, 2016, there were no amounts drawn on the Existing Credit Facility.

(2)	U.S. dollar denominated debt has been converted to Canadian dollar amounts using the exchange rate of US$1.00 equal CDN$1.3427 as at December 31, 2016.
(3)	See “Recent Developments – Financing the Acquisition – Acquisition Credit Facilities”.
(4)	Value of the Consideration Shares is based on a price of $17.36 per Common Share.

See “Recent Developments – The Acquisition – Financing the Acquisition” and “Caution Regarding Unaudited Pro Forma Consolidated Financial Statements”.

PLAN OF DISTRIBUTION

The Offering consists of              Offered Shares at the Offering Price of $             per Offered Share and up to an additional              Offered Shares at the Offering Price if the Underwriters exercise the Over-Allotment Option in full. The Offered Shares will be issued on the Offering Closing Date pursuant to the Underwriting Agreement (as defined below).

Under an underwriting agreement (the “Underwriting Agreement”) dated as of March             , 2017 among us and the Underwriters, we have agreed to sell an aggregate of              Offered Shares to the Underwriters, and the Underwriters have severally (and not jointly or jointly and severally) agreed to purchase, as principal, such Offered Shares at the Offering Price of $             per Offered Share, payable in cash to Cenovus against delivery of the Offered Shares on the Offering Closing Date. The Underwriting Agreement provides that, in consideration of the services of the Underwriters in connection with the Offering, we will pay the Underwriters a fee of approximately $             per Offered Share issued and sold as part of the Offering, for an aggregate fee payable of $             (assuming the Over-Allotment Option is not exercised). The Underwriters’ fee in respect of the Offering is payable on the Offering Closing Date.

We have granted to the Underwriters the Over-Allotment Option to purchase up to an additional              Offered Shares on the same terms and conditions as the Offering, exercisable in whole or in part at any time prior to 5:00 p.m. (Calgary time) on the 30th day following the Offering Closing Date solely for the purpose of covering over-allotments that exist on the Offering Closing Date, if any and for market stabilization purposes. A purchaser who acquires Offered Shares forming part of the Underwriters’ over-allocation position acquires those Offered Shares under this prospectus supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or through secondary market purchases. If the Underwriters exercise the Over-Allotment Option in full, the total price to the public, underwriting commission and net proceeds to Cenovus, before deducting expenses of the Offering, will be $            , $             and $            , respectively. This prospectus supplement qualifies the issuance of Offered Shares upon exercise of the Over-Allotment Option.

The terms of the Offering were established through negotiation between us and the Co-Lead Underwriters, on their own behalf and on behalf of the other Underwriters.

The obligations of the Underwriters under the Underwriting Agreement are several (and not joint or joint and several), and may be terminated upon the occurrence of certain stated events. Such events include, but are not limited to, (a) a material adverse change, financial or otherwise, in the business, operations or condition (financial or otherwise) of Cenovus and our subsidiaries taken as a whole, which, in the reasonable opinion of an Underwriter, would materially adversely affect the market price or market value of the Common Shares, and (b) any event, action, state, condition or financial occurrence, or any catastrophe of national or international consequence, or any law or regulation, which in the reasonable opinion of an Underwriter, materially adversely affects or involves, or will materially adversely affect, or involve, the financial markets in Canada or the U.S. or the business, operations or affairs of Cenovus and have a material adverse effect on the market price or market value of the Common Shares. If an Underwriter fails to purchase the Offered Shares which it has agreed to purchase, the remaining Underwriter(s) may, but are not obligated to, purchase such Offered Shares, provided that if the number of Offered Shares that a defaulting Underwriter(s) agreed but failed to purchase is less than or equal to 12% of the aggregate number of Offered Shares agreed to be purchased by the Underwriters, then the other Underwriters are severally obligated to purchase the Offered Shares which the defaulting Underwriter or Underwriters failed to purchase, on a pro rata basis or as they may otherwise agree between themselves. If the aggregate amount of Offered Shares not purchased is greater than 12% of the aggregate number of Offered Shares agreed to be purchased by the Underwriters, then each of the

Underwriters shall be relieved of its obligations to purchase its respective percentage of the Offered Shares, subject to the terms and conditions of the Underwriting Agreement. The Underwriters are, however, obligated to take up and pay for all of the Offered Shares if any of the Offered Shares are purchased under the Underwriting Agreement, but are not obligated to take up and pay for any Common Shares under the Over-Allotment Option. The Underwriting Agreement also provides that we will indemnify the Underwriters and their respective directors, officers, affiliates, employees, and each person who controls any Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act against certain liabilities, claims, demands, losses, costs, damages and expenses.

The Underwriters are offering the Offered Shares, subject to prior sale, if, as and when issued to and accepted by them, subject to certain conditions contained in the Underwriting Agreement.

The Offering Price for the Offered Shares offered in Canada and in the U.S. is payable in Canadian dollars only. All of the proceeds of the Offering will be paid to Cenovus by the Underwriters in Canadian dollars based on the Canadian dollar Offering Price. The Underwriters propose to offer the Offered Shares initially at the Offering Price. After a reasonable effort has been made to sell all of the Offered Shares at the Offering Price, the Underwriters may subsequently reduce the selling price to investors from time to time in order to sell any of the Offered Shares remaining unsold. Any such reduction will not affect the net proceeds received by us pursuant to the Offering. In the event the Offering Price of the Offered Shares is reduced, the compensation received by the Underwriters will be decreased by the amount by which the aggregate price paid by the purchasers for the Offered Shares is less than the gross proceeds paid to us by the Underwriters for the Offered Shares.

Subscriptions for Offered Shares will be received subject to rejection or allotment in whole or in part, and the right is reserved to close the subscription books at any time without notice.

The Common Shares are listed on the TSX and the NYSE. We have applied to the TSX and the NYSE to list the Offered Shares. Listings will be subject to Cenovus fulfilling all the listing requirements of the TSX and the NYSE, as applicable. There can be no assurance that the Offered Shares will be accepted for listing on the TSX or the NYSE.

Pursuant to policy statements of certain securities regulators, the Underwriters may not, throughout the period of distribution, bid for or purchase Common Shares. The policy statements allow certain exceptions to the foregoing prohibitions. The Underwriters may only avail themselves of such exceptions on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Common Shares. These exceptions include a bid or purchase permitted under the Universal Market Integrity Rules for Canadian Marketplaces of the Investment Industry Regulatory Organization of Canada, relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Pursuant to the first mentioned exception, in connection with the Offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

Until the distribution of Offered Shares is completed, SEC rules may limit the Underwriters from bidding for and purchasing Common Shares. We have been advised by the Underwriters that, in connection with the Offering, the Underwriters may effect transactions that stabilize or maintain the market price of the Common Shares at levels other than those that might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. If the Underwriters create a short position in the Common Shares in connection with the Offering (i.e. if they sell more Offered Shares than are listed on the cover of this prospectus supplement), the Underwriters may reduce that short position by purchasing Common Shares in the open market. The Underwriters may also elect to reduce any short position by exercising all or part of the Over-Allotment Option described above. Purchases of Common Shares to stabilize the price or to reduce a short position may cause the price of the Common Shares to be higher than it might be otherwise be in the absence of such purchases. No representation is made as to the magnitude or effect of such stabilization or other activities. The Underwriters are not required to engage in these activities.

Pursuant to the Underwriting Agreement, Cenovus has agreed, subject to certain exceptions, not to directly or indirectly, offer, sell or issue for sale or resale, as the case may be, or publicly announce the issue or sale or intended issue or sale of, any Common Shares, or financial instruments or securities convertible or exchangeable into Common Shares, or publicly announce its intention to do so or file a prospectus or registration statement in respect thereof, for a period from the date of the Underwriting Agreement until 90 days following closing of the Offering without the prior written consent of the Co-Lead Underwriters on behalf of the Underwriters, which consent will not be unreasonably withheld; provided that, Cenovus shall not be prevented or restricted from issuing or agreeing to issue any of its Common Shares or securities or other financial instruments convertible into or having the right to acquire its Common Shares pursuant to Cenovus’s: (i) stock option plan, performance share unit plan or deferred share unit plans; (ii) shareholder rights plan; (iii) dividend reinvestment plan; or (iv) issuance of the Consideration Shares in respect of the Acquisition.

The Offered Shares will be offered in Canada and the U.S. through the Underwriters either directly or, if applicable, through their respective Canadian or U.S. registered broker-dealer affiliates or agents, as applicable. The Offering is being made concurrently in the U.S. and in all of the provinces and territories of Canada pursuant to the multijurisdictional disclosure system implemented by the SEC and the securities regulatory authorities in Canada. Offers may also be made on a private placement basis where permitted by applicable law. No Offered Shares will be offered or sold in any jurisdiction except by or through brokers or dealers duly registered under the applicable securities laws of that jurisdiction, or in circumstances where an exemption from such registered dealer requirements is available.

In connection with the sale of the Offered Shares, the Underwriters may receive compensation from us or from purchasers of the Offered Shares for whom they may act as agents in the form of concessions or commissions.

Underwriters, dealers and agents that participate in the distribution of the Offered Shares may be deemed to be underwriters and any commissions received by them from us and any profit on the resale of Offered Shares by them may be deemed to be underwriting commissions under the Securities Act.

Both J.P. Morgan Securities Canada Inc. and J.P. Morgan Securities LLC are acting as underwriters in the Offering. Amongst J.P. Morgan Securities Canada Inc. and J.P. Morgan Securities LLC, only J.P. Morgan Securities Canada Inc. is registered as a dealer in Canada and, accordingly, amongst J.P. Morgan Securities Canada Inc. and J.P. Morgan Securities LLC , only J.P. Morgan Securities Canada Inc. will sell Offered Shares in Canada.

It is expected that we will arrange for the deposit of the Offered Shares distributed under this prospectus supplement under the book-based system of registration, to be registered to CDS and deposited with CDS on the Offering Closing Date. No certificates evidencing the Offered Shares will be issued to purchasers of the Offered Shares. Purchasers of Offered Shares will receive only a customer confirmation from the Underwriters or other registered dealer who is a CDS participant and from or through whom a beneficial interest in the Offered Shares is purchased.

Neither Cenovus nor the Underwriters will assume any liability for: (a) any aspect of the records relating to the beneficial ownership of the Offered Shares held by CDS or the payments relating thereto; (b) maintaining, supervising or reviewing any records relating to the Offered Shares; or (c) any advice or representation made by or with respect to CDS and those contained in this prospectus supplement and relating to the rules governing CDS or any action to be taken by CDS or at the direction of its CDS participants. The rules governing CDS provide that it acts as the agent and depository for the CDS participants. As a result, CDS participants must look solely to CDS and persons, other than CDS participants, having an interest in the Offered Shares must look solely to CDS participants for payments made by or on behalf of Cenovus to CDS in respect of the Offered Shares.

In compliance with the guidelines of the U.S. Financial Industry Regulatory Authority, Inc. (“FINRA”), the maximum discount or commission to be received by any FINRA member or independent broker-dealer may not exceed 8% of the aggregate gross sales proceeds of any Offered Shares offered hereby.

Certain of the Underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the Underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Electronic Distribution

A prospectus supplement in electronic format may be made available on Internet sites or through other online services maintained by the Underwriters in the Offering, or by their affiliates. In those cases, and subject to applicable laws, prospective investors in the U.S. may view offering terms online and prospective investors in the U.S. may be allowed to place orders online. The Underwriters may agree with us to allocate a specific number of Offered Shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the Underwriters on the same basis as the other allocations.

Other than the prospectus supplement in electronic format, the information on the Underwriters’ web site and any information contained in any other web site maintained by the Underwriters or any selling group member is not part of or incorporated by reference into this prospectus supplement, the prospectus or the registration statement of which this prospectus supplement and the accompanying prospectus forms a part and has not been approved and/or endorsed by us or the Underwriters in their capacity as underwriters and should not be relied upon by investors.

T+6 Settlement Cycle

It is expected that delivery of the Offered Shares will be made against payment therefor on or about the Offering Closing Date specified on the cover page of this prospectus supplement, which will be six business days following the date of this prospectus supplement (this settlement cycle being referred to as “T+6”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Offered Shares on the date of this prospectus supplement or the next two succeeding business days will be required, by virtue of the fact that the Offered Shares will settle in T+6, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Offered Shares who wish to trade their Offered Shares on the date of this prospectus supplement or the next two succeeding business days should consult their own advisors.

Selling Restrictions

Each of the Underwriters has represented and agreed that it has not and will not offer, sell or delivery any of the Offered Shares, directly or indirectly, or distribute this prospectus supplement or the accompanying prospectus or any other offering material relating to the Offered Shares, in or from any jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof and in a manner that will not impose any obligation on us, except as set forth in the Underwriting Agreement.

Notice to Prospective Investors in the European Economic Area

This prospectus supplement has been prepared on the basis that any offer of Offered Shares in any member state (the “Member States” and each a “Member State”) of the European Economic Area will be made pursuant to an exemption under the Prospectus Directive (as defined below) from the requirement to produce or publish a prospectus for offers of Offered Shares. Accordingly, any person making or intending to make any offer in a Member State of Offered Shares which are the subject of the offering contemplated in this prospectus supplement may only do so in circumstances in which no obligation arises for us or any of the Underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither we nor the Underwriters have authorised, nor do we or they authorise, the making of any offer of Offered Shares in circumstances in which an obligation arises for us or the Underwriters to publish a prospectus or supplement a prospectus for such offer. Neither we nor the Underwriters have authorised, nor do we or they authorise, the making of any offer of Offered Shares through any financial intermediary, other than offers made by the Underwriters, which constitute the final placement of the Offered Shares contemplated in this prospectus supplement.

In relation to each Member State of the European Economic Area, each Underwriter has represented and agreed, and each further underwriter appointed under the Offering will be required to represent and agree, that with effect from and including the date on which the Prospectus Directive was implemented in that Member State (the “Relevant Implementation Date”), it has not made and will not make an offer of any Offered Shares which are the subject of the offering contemplated by this prospectus supplement to the public in that Member State, except that it may, with effect from and including the Relevant Implementation Date, make an offer of such Offered Shares to the public in that Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the Underwriters for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Offered Shares shall result in a requirement for the publication by us or any Underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive or of a supplement to a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Offered Shares to the public” in relation to any Offered Shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Offered Shares to be offered so as to enable an investor to decide to purchase or subscribe to the Offered Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC (as amended), and includes any relevant implementing measure in the Member State.

Each subscriber for the Offered Shares located within a Member State will be deemed to have represented, acknowledged and agreed that it is a qualified investor within the meaning of Article 2(1)(e) of the Prospectus Directive.

Notice to Prospective Investors in the United Kingdom

This document is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (including the Financial Services Act of 2012) (the “FSMA”)) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

Each Underwriter, on behalf of itself and each of its affiliates, has represented and agreed, and each further Underwriter appointed under the Offering will be required to represent and agree, that:

(a)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of the FSMA received by it in connection with the issue or sale of the Offered Shares in circumstances in which Section 21(1) of the FSMA does not apply to Cenovus; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Offered Shares in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in France

Neither this prospectus supplement nor any other offering material relating to the Offered Shares has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The Offered Shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus supplement nor any other offering material relating to the Offered Shares has been or will be:

(a)	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

(b)	used in connection with any offer for subscription or sale of the Offered Shares to the public in France.

Such offers, sales and distributions will be made in France only:

(a)

to qualified investors (investisseurs qualifiées) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

(b)	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

(c)

in a transaction that, in accordance with article L.411-2-II-1-or-2-or 3 of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The Offered Shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Australia

No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia (“Corporations Act”)) in relation to the Offered Shares has been or will be lodged with the Australian Securities & Investments Commission (“ASIC”). This document has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

(a)	you confirm and warrant that you are either:

(i)	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

(ii)

a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

(iii)	a person associated with Cenovus under section 708(12) of the Corporations Act; or

(iv)

a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act, and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance; and

(b)

you warrant and agree that you will not offer any of the Offered Shares for resale in Australia within 12 months of those Offered Shares being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Notice to Prospective Investors in Hong Kong

The Offered Shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the Offered Shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Offered Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Offered Shares may not be circulated or distributed, nor may the Offered Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the Offered Shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Offered Shares pursuant to an offer made under Section 275 of the SFA except:

(a)

to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

(b)	where no consideration is or will be given for the transfer; or

(c)	where the transfer is by operation of law.

Notice to Prospective Investors in China

This document does not constitute a public offer of the Offered Shares, whether by sale or subscription, in the People’s Republic of China (the “PRC”). The Offered Shares are not being offered or sold directly or indirectly in the PRC to or for the benefit of, legal or natural persons of the PRC. Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the Offered Shares or any beneficial interest therein without obtaining all prior PRC’s governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this document are required by the issuer and its representatives to observe these restrictions.

Notice to Prospective Investors in the United Arab Emirates

The Offered Shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this document does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This document has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

Notice to Prospective Investors in Switzerland

The Offered Shares may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading facility in Switzerland. Neither this prospectus supplement nor any other offering or marketing material relating to the Offered Shares constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 S-15 of the Swiss Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange or any other regulated trading facility in Switzerland, and neither this prospectus supplement nor any other offering or marketing material relating to the Offered Shares may be publicly distributed or otherwise made publicly available in Switzerland.

Notice to Prospective Investors in Japan

The Offered Shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, each of the Underwriters, on behalf of itself and each of its affiliates that participates in the initial distribution of the Offered Shares, has undertaken that it has not offered or sold and will not offer or sell any Offered Shares, directly or indirectly, in Japan or to, or for the benefit of, any Japanese Person (as defined below) or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, any Japanese Person except pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended), and under circumstances which will result in compliance with all applicable laws, regulations and guidelines promulgated by the relevant Japanese governmental and regulatory authorities and in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

TRADING PRICE AND VOLUME

All of the outstanding Common Shares are listed and posted for trading on the TSX and the NYSE under the symbol “CVE”. The following table outlines the share price trading range and volume of shares traded by month for March 2016 through March 28, 2017.

TSX

	High	Low	Volume
	($ per Common Share)
2016
March	18.14	15.39	93,521,504
April	20.11	16.12	83,385,547
May	20.52	18.30	70,937,894
June	21.00	16.92	88,826,628
July	18.93	17.23	67,412,422
August	20.06	17.68	54,906,613
September	19.84	17.15	76,582,147
October	21.39	18.33	72,318,838
November	21.26	17.96	69,538,291
December	22.07	20.18	70,527,887
2017
January	20.88	17.55	64,423,812
February	18.85	16.75	74,978,910
March 1 – 28(1)	17.41	15.72	107,350,314

Note:

(1)	On March 28, 2017 the last completed trading day before the announcement of the Offering, the closing price of the Common Shares on the TSX was $17.36 per Common Share.

NYSE

	High	Low	Volume
	(US$ per Common Share)
2016
March	13.97	11.41	49,864,758
April	16.07	12.25	45,076,000
May	15.80	14.11	43,105,001
June	16.56	12.90	41,918,920
July	14.52	13.11	41,757,006
August	15.72	13.47	31,370,290
September	15.35	12.93	40,938,083
October	15.96	13.96	40,029,412
November	15.82	13.36	33,592,018
December	16.82	14.96	36,665,113
2017
January	15.54	13.49	36,445,830
February	14.46	12.61	38,947,917
March 1 – 28(1)	13.01	11.66	41,094,401

Note:

(1)	On March 28, 2017, the last completed trading day before the announcement of the Offering, the closing price of the Common Shares on the NYSE was US$12.97 per Common Share.

PRIOR SALES

The following table summarizes the Common Shares or securities convertible into Common Shares that we issued during the 12-month period prior to the date of this prospectus supplement:

Date of Issue	Securities	Price per Security		Number of Securities
Between March 29, 2016 and March 28, 2017	Common Shares(1)	—		—
Between March 29, 2016 and March 28, 2017	Options(3)	$19.88	(2)	3,161,718

Notes:

(1)	No Common Shares were issued on the exercise of options during this period.
(2)	Represents the weighted average exercise price per option.
(3)	Options granted pursuant to our employee stock option plan.

DESCRIPTION OF SHARE CAPITAL

The following is a summary of the rights, privileges, restrictions and conditions which are attached to Common Shares and to our first and second preferred shares (the “First Preferred Shares” and the “Second Preferred Shares” respectively, and collectively the “Preferred Shares”). We are authorized to issue an unlimited number of Common Shares. We are authorized to issue a number of First Preferred Shares and Second Preferred Shares not exceeding, in aggregate, 20% of the number of issued and outstanding Common Shares. As at March 27, 2017, there were 833,289,845 Common Shares and no Preferred Shares outstanding.

Common Shares

The holders of Common Shares are entitled: (i) to receive dividends if, as and when declared by the Board of Directors; (ii) to receive notice of, to attend, and to vote on the basis of one vote per Common Share held, at all meetings of shareholders; and (iii) to participate in any distribution of Cenovus’s assets in the event of liquidation, dissolution or winding up or other distribution of our assets among our shareholders for the purpose of winding up our affairs.

Preferred Shares

Preferred Shares may be issued in one or more series. The Board of Directors may determine the designation, rights, privileges, restrictions and conditions attached to each series of Preferred Shares before the issue of such series. Holders of Preferred Shares are not entitled to vote at any meeting of shareholders, but may be entitled to vote if Cenovus fails to pay dividends on that series of Preferred Shares. The First Preferred Shares are entitled to priority over the Second Preferred Shares and the Common Shares with respect to the payment of dividends and the distribution of assets in the event of any liquidation, dissolution or winding up of Cenovus’s affairs. The Second Preferred Shares are entitled to priority over the Common Shares with respect to the payment of dividends and the distribution of assets in the event of any liquidation, dissolution or winding up of Cenovus’s affairs. Pursuant to a special resolution of our shareholders passed at the annual and special meeting of our shareholders on April 29, 2015, Cenovus’s articles were amended to provide that the aggregate number of Preferred Shares issued by Cenovus may not exceed 20% of the aggregate number of Common Shares then outstanding.

DIVIDENDS

The declaration of dividends is at the sole discretion of the Board of Directors and is considered each fiscal quarter. All dividends will be reviewed by the Board of Directors and may be increased, reduced or suspended from time to time. Our ability to pay dividends and the actual amount of such dividends is dependent upon, among other things, our financial performance, our debt covenants and obligations, our ability to meet our financial obligations as they come due, our working capital requirements, our future tax obligations, our future capital requirements, commodity prices and the risk factors set forth in the documents incorporated by reference in the prospectus.

Effective the first quarter of 2016, we reduced the quarterly dividend by 69% from $0.16 to $0.05 per Common Share. The Board of Directors has approved a first quarter dividend of $0.05 per share payable on March 31, 2017 to holders of record of Common Shares as of March 15, 2017. Subscribers for Offered Shares will not be entitled to receive the dividend payable on March 31, 2017.

For further information concerning the dividends we paid over the past three years, see the heading “Dividends” in our AIF which is incorporated by reference in the prospectus, and also refer to the heading “Risk Factors – Financial Risks – Ability to Pay Dividends” in the AIF for additional information.

RELATIONSHIP AMONG CENOVUS AND THE UNDERWRITERS

Under applicable securities legislation in certain provinces and territories of Canada, we may be considered to be a “connected issuer” of each of RBC, JPM,             ,             ,             ,             ,             ,             ,             ,             ,             ,              and             , as each is, directly or indirectly, a wholly-owned or majority-owned subsidiary of a financial institution which has extended or will extend credit facilities to Cenovus upon which we may draw from time to time (collectively, the “lenders”) (see “Recent Developments – The Acquisition – Financing the Acquisition”). Furthermore, RBC and JPM are acting as our financial advisors in connection with the Acquisition and are entitled to receive certain fees from us upon completion of the Acquisition. In addition, affiliates of each of RBC and JPM have committed to provide and agreed to syndicate the Acquisition Credit Facilities in connection with financing a portion of the Cash Purchase Price for the Acquisition. At March 24, 2017, we had no letters of credit issued against the Existing Credit Facility and no amounts were drawn under the Existing Credit Facility. The Existing Credit Facility is unsecured and we are in compliance with all terms of the agreements governing the Existing Credit Facility and none of the lenders has waived a breach of such agreements since the entering into of the Existing Credit Facility. Our financial position has not changed substantially since the most recent amendments to the Existing Credit Facility. None of the lenders were involved in the decision to offer the Offered Shares and none will be involved in the determination of the terms of the distribution of the Offered Shares. The terms of the Offering, including the Offering Price, were determined by negotiation between us and the Co-Lead Underwriters, on their own behalf and on behalf of the other Underwriters. As a consequence of the sale of the Offered Shares under this prospectus supplement, each of the participating Underwriters will receive a commission on the principal amount of any Offered Shares sold through such Underwriters. In addition, RBC and JPM are acting as our financial advisors in respect of the Acquisition and will earn fees for their work related to the Acquisition, including certain fees payable upon completion of the Acquisition. Prior to closing of the Acquisition, proceeds from the sale of the Offered Shares may, from time to time, be invested in interest bearing deposits or in short-term interest bearing or discount debt obligations (in either Canadian or U.S. dollars) or other investments, including with the Underwriters or their affiliates and may, upon our receipt of all regulatory approvals required to finalize the Acquisition and the fulfillment or waiver of all other outstanding conditions precedent to closing of the Acquisition as set forth in the Acquisition Agreement, be used to reduce indebtedness which we or our subsidiaries may have with one or more of the lenders. See “Use of Proceeds”.

RISK FACTORS

An investment in the Offered Shares is subject to various risks including those risks inherent to the industries in which we operate as well as risks relating to the Acquisition. Before deciding whether to invest in any Offered Shares, prospective purchasers of Offered Shares should consider carefully the disclosure under the headings “Risk Factors” in our AIF and “Risk Management” in our Annual MD&A.

Discussions of certain risks affecting us in connection with our business are provided in our annual disclosure documents filed with the various securities regulatory authorities and the SEC which are incorporated by reference in the prospectus.

Risks Related to the Acquisition

Possible Failure to Complete or Delay in Completing the Acquisition

The Offering Closing Date will occur prior to closing of the Acquisition.

The closing of the Acquisition is subject to the receipt of required regulatory approvals and the satisfaction of certain closing conditions. The closing of the Acquisition will also require us to draw on the Acquisition Credit Facilities, which have certain conditions. See “Recent Developments – Financing the Acquisition”. There is no certainty, nor can we provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied. If they are not satisfied or waived, the Acquisition will not be completed. In addition, a substantial delay in obtaining regulatory approvals or the imposition of unfavourable terms or conditions in the approvals could have a material adverse effect on our ability to complete the Acquisition and on our business, financial condition or results of operations following the Acquisition. If the Acquisition is not completed as contemplated, we could suffer adverse consequences, including the loss of investor confidence and we would have discretion as to the use of the net proceeds of the Offering, as described below.

Discretion as to the Use of Proceeds if the Acquisition is not Completed

We intend to use the net proceeds of the Offering, together with a portion of our available cash and borrowings under the Acquisition Credit Facilities and the Existing Credit Facility, to pay the Cash Purchase Price and pay certain fees and expenses related to the Acquisition. However, the Acquisition is subject to the satisfaction or waiver of certain conditions, some of which are beyond our control, and the Offering is not conditioned upon the consummation of the Acquisition. There can be no assurances that the Acquisition will occur on the terms set forth in the Acquisition Agreement or at all. In the event that the Acquisition is not completed, we may use the net proceeds of the Offering to, among other things, reduce our indebtedness, finance future growth opportunities including acquisitions and investments, finance our capital expenditures, repurchase outstanding Common Shares or for general corporate purposes. Accordingly, our management and Board of Directors would have discretion as to the use of the net proceeds of the Offering, and there can be no assurance as to how the net proceeds would be reallocated. See “Use of Proceeds”.

Unexpected Costs or Liabilities Related to the Acquisition

Acquisitions of oil and natural gas properties are based in large part on engineering, environmental and economic assessments made by the acquiror, independent engineers and consultants. These assessments include a series of assumptions regarding such factors as recoverability and marketability of oil and natural gas, environmental restrictions and prohibitions regarding releases and emissions of various substances, future prices of oil and gas and operating costs, future capital expenditures and royalties and other government levies which will be imposed over the producing life of the reserves. Many of these factors are subject to change and are beyond our control. All such assessments involve a measure of geologic, engineering, environmental and regulatory uncertainty that could result in lower production and reserves or higher operating or capital expenditures than anticipated.

Although we conducted title and environmental reviews in respect of the Deep Basin Assets, such reviews cannot guarantee that any unforeseen defects in the chain of title will not arise to defeat our title to certain assets or that environmental defects or deficiencies do not exist.

In connection with the Acquisition, there may be liabilities that we failed to discover or were unable to quantify in our due diligence conducted prior to the execution of the Acquisition Agreement and we may not be indemnified for some or all of these liabilities. The discovery or quantification of any material liabilities could have a material adverse effect on our business, financial condition or future prospects. In addition, the Acquisition Agreement limits the amount for which we are indemnified, such that liabilities in respect of the Acquisition may be greater than the amounts for which we are indemnified under the Acquisition Agreement. See “Recent Developments – The Acquisition – The Acquisition Agreement”.

Realization of Acquisition Benefits

As described in “Recent Developments – The Acquisition”, we believe that the Acquisition will provide a number of benefits to Cenovus. However, there is a risk that some or all of the expected benefits of the Acquisition may fail to materialize, may cost more to achieve or may not occur within the time periods that we anticipate. The realization of such benefits may be affected by a number of factors, many of which are beyond our control.

Financial and Operational Forecasts and Projections

Our financial and operational forecasts are based on a number of assumptions, many of which are outside of our control; if our assumptions prove to be inaccurate, our actual financial and operational results may be different from the forecasts and such differences may be material.

This prospectus supplement includes forecasts of Adjusted Funds Flow, production, capital expenditures, operating costs, G&A costs, Free Funds Flow, Field Level Break-Even, projections of IRR, NPV, Payout, FRD, Recycle Ratio, Capital Efficiency and un-booked drilling locations, which are based on a number of assumptions and estimates that are discussed in this prospectus supplement and that may not prove to be correct. See “Note Regarding Forward Looking Statements”. Our management has prepared these financial and operational forecasts. Although we consider the assumptions and estimates underlying the forecasts to be reasonable as of the date of this prospectus supplement, those assumptions and estimates are inherently uncertain and subject to significant business, economic, financial, regulatory, technological, geological and competitive risks and uncertainties, many of which are beyond our control and if our assumptions prove to be inaccurate, our actual results may differ materially from our forecasts. Such assumptions are further subject, to a significant degree, on future business decisions, some of which may change, and that could further cause our actual results to differ materially from those forecasted. Accordingly, the forecasts contained in this prospectus supplement are only an estimate of what our management believes to be realizable as of the date of this prospectus supplement. Our forecasts are forward looking statements and should be read together with the historical financial and operational information included elsewhere in this prospectus supplement and the prospectus, including the documents incorporated by reference therein. Actual results may vary from the forecasts contained in this prospectus supplement, and the variations may be material. Inclusion of the forecasts in this prospectus supplement should not be regarded as a representation by any person that the results contained in the forecasts herein will be achieved. Investors should recognize that the reliability of any forecasted financial and operational data diminishes the farther in the future that the data is forecast. Additionally, investors should recognize that the reliability of any forecasted financial and operational data relating to the Assets is inherently more imprecise than forecasts of assets we currently own, given that we currently do not own the Deep Basin Assets. In light of the foregoing, investors are urged to consider any forecasts contained in this prospectus supplement in context, and not to place undue reliance on them. See “Note Relating to Prospective Financial Information”.

Amount of Contingent Payments

The amount of Contingent Payments will vary depending on WCS prices from time to time during the five year period following the closing of the Acquisition, and such payments may be significant. In addition, in the event that such payments are made, this could have an adverse impact on our Adjusted Funds Flow and other metrics.

Historical and Pro Forma Financial and Operating Information

The historical financial and operating information relating to the Deep Basin Assets included in this prospectus supplement, including portions of the Pro Forma Statements included in Appendix “B” to this prospectus supplement and such information used to prepare such portions of the Pro Forma Statements (including the WCCA Statements included in Appendix “B” to this prospectus supplement), has been derived on a historical basis from the historical accounting and other records of ConocoPhillips. The historical financial and operating information may not reflect what the financial or operating results of the Deep Basin Assets would have been had we owned the Deep Basin Assets during the period presented or what our financial or operating results will be in the future. Unless specifically noted otherwise, the historical financial and operating information does not contain any adjustments to reflect changes that may occur in our cost structure, financing and operations as a result of the Acquisition. In preparing certain portions of the pro forma financial and operating information in this prospectus supplement, we have, where applicable, given effect to, among other items, the Offering and the completion of the Acquisition. The Pro Forma Statements do not give effect to any adjustments for planned asset sales that may be completed as contemplated under “Recent Developments – Financing the Acquisition”. The assumptions and estimates underlying the pro forma financial and operating information may be materially different from our actual experience going forward. See “Note Regarding Forward Looking Statements”.

Significant Transaction and Related Costs

We expect to incur a number of costs associated with completing the Acquisition, integrating the Deep Basin Assets and the targeted asset sales. The substantial majority of such costs will consist of transaction costs related to the Acquisition, facilities and systems consolidation costs and employment-related costs. Additional unanticipated costs may be incurred in the integration of the Assets into our business and the targeted asset sales.

Operational and Reserves and Resources Risks Relating to the Assets

The risk factors set forth in the AIF and in this prospectus supplement relating to the oil and natural gas business, environmental matters and the operations and reserves and resources of Cenovus apply equally in respect of the Assets. In particular, the reserves, resources and recovery information contained in the reserves and resources reports in respect of the Assets is only an estimate and the actual production from and ultimate reserves of those properties may be greater or less than the estimates contained in such reports.

Risk of Default in the Repayment of Borrowings under the Acquisition Credit Facilities

We anticipate incurring material indebtedness under the Acquisition Credit Facilities to fund a portion of the Cash Purchase Price of the Acquisition (see “Recent Developments –Financing the Acquisition – Acquisition Credit Facilities”). We intend to repay borrowings under the Asset Sale Bridge Facility through the sale of certain of our assets. We may not be able to sell such assets in the time period we estimate, or for prices we expect to realize from such sales. If we are unable to sell such assets on the terms that we expect to receive, or at all, our ability to repay borrowings under the Asset Sale Bridge Facility as anticipated could be adversely affected. We intend to repay borrowings under the Debt Bridge Facility using proceeds from the issuance of debt securities. We may not be able to sell such debt securities in the time period we estimate, on the terms that we expect to achieve, or at all. If we are unable to sell sufficient debt securities our ability to repay borrowings under the Debt Bridge Facility as anticipated could be adversely affected. In the event we are unable to refinance borrowings we incur under the Acquisition Credit Facilities in the manner intended, we may be required to utilize other sources of liquidity including cash on hand, cash from operating activities or borrowings under our Existing Credit Facility to the extent of any availability thereunder. We may also be required to seek extensions to or modifications of the terms of the Acquisition Credit Facilities in order to defer the maturity dates of borrowings incurred thereunder. However, in recent years, depressed prices for crude oil and natural gas have materially affected the operating and financial performance of borrowers in the energy sector which has at times resulted in the curtailment of the availability of credit from lenders, and an unwillingness to provide borrowers with desired extensions to, or other modifications of, repayment terms. As a result, depending on oil and gas and credit market conditions at the time when borrowings under the Acquisition Credit Facilities are due for repayment, and our own financial performance at that time, we may be unable to obtain extensions or modifications of the terms of the Acquisition Credit Facilities on terms satisfactory to us, or at all, which could result in us defaulting on our repayment obligations under the Acquisition Credit Facilities and being subject to various remedies available to the lenders thereunder including remedies available under applicable bankruptcy and insolvency legislation.

Increased Indebtedness

If the Acquisition is consummated on the terms contemplated in the Acquisition Agreement, we anticipate that we will borrow up to $4.5 billion, through drawdowns on the Acquisition Credit Facilities and the Existing Credit Facility, or by the issuance of debt securities in replacement thereof, assuming successful completion of the Offering and the replacement of the Equity Bridge Facility with the proceeds thereof. Such borrowings will represent a significant increase in Cenovus’s consolidated indebtedness. Such additional indebtedness will increase Cenovus’s interest expense and debt service obligations and may have a negative effect on Cenovus’s results of operations.

Cenovus’s ability to service its increased debt will depend upon, among other things, its future financial and operating performance, which will be affected by prevailing economic conditions, interest rate fluctuations and financial, business, regulatory and other factors, some of which are beyond Cenovus’s control. If Cenovus’s operating results are not sufficient to service its current or future indebtedness, Cenovus may be forced to take actions such as reducing dividends, reducing or delaying business activities, investments or capital expenditures, selling assets, restructuring or refinancing its debt, or seeking additional equity capital.

Our credit ratings could be lowered or withdrawn entirely by a rating agency if, in its judgment, the circumstances warrant. The increased indebtedness of Cenovus arising from the Acquisition could be a factor considered by the ratings agencies in downgrading Cenovus’s credit rating. If a rating agency were to downgrade Cenovus’s credit rating, Cenovus’s borrowing costs could increase and its funding sources could decrease. In addition, a failure by Cenovus to maintain its current credit ratings could affect its business relationships with suppliers and operating partners. A credit downgrade could also adversely affect the availability and cost of capital needed to fund the growth investments that are a central element to Cenovus’s long-term business strategy.

Exchange Rate Risk

In addition to the net proceeds of the Offering, the advances under the Acquisition Credit Facilities, among other things, are anticipated to be used to finance a portion of the Cash Purchase Price. As we anticipate funding a portion of the Cash Purchase Price from a combination of Canadian and U.S. dollar denominated sources, and the Cash Purchase Price of the Acquisition is denominated in U.S. dollars, a significant decline in the value of the Canadian dollar relative to the U.S. dollar at the time of closing of the Acquisition could increase the cost to Cenovus of financing the Cash Purchase Price in Canadian dollar terms. Future events that may significantly increase or decrease the risk of future movement in the exchange rates for these currencies cannot be predicted.

British Columbia Exposure

Pursuant to the Acquisition, we will acquire approximately 0.9 million gross acres (0.7 million net acres) of land holdings in British Columbia, which exposes us to the following additional risks.

Aboriginal Claims

Aboriginal groups have claimed aboriginal title and rights to portions of western Canada, including British Columbia, and such claims, if successful, could have a material negative impact on Cenovus. The Governments of Canada and British Columbia have a duty to consult with Aboriginal people in relation to actions and decisions which may impact those rights and claims and, in certain cases, have a duty to accommodate their concerns. These duties have the potential to adversely affect Cenovus’s ability to obtain and renew permits, leases, licenses and other approvals, or to meet the terms and conditions of those approvals. The scope of the duty to consult by the federal Government of Canada and the Government of British Columbia is subject to ongoing litigation which may result in uncertainty with respect to the process to obtain permits, leases, licenses and other approvals. Opposition by Aboriginal groups may also negatively impact Cenovus in terms of public perception, diversion of management time and resources, legal and other advisory expenses, potential blockades or other interference by third parties in Cenovus’s operations, or court-ordered relief impacting Cenovus’s operations. Challenges by Aboriginal groups could adversely impact Cenovus’s progress and ability to explore and develop its properties.

Climate Change Regulation

On August 19, 2016, the Government of British Columbia unveiled its Climate Leadership Plan with a goal to reduce net annual GHG emissions by up to 25 million tonnes below current forecasts by 2050, and reaffirmed that it will achieve its 2050 target of an 80% reduction in emissions from 2007 levels. In addition to various measures across the economy that are designed to incentivize the growth of the renewable energy sector, the use of low GHG emitting technologies, and the improvement of energy efficiency, among other goals, the Government of British Columbia has committed to implementing a formal policy to regulate carbon capture and storage projects. Further, the Climate Leadership Plan sets out a strategy to reduce methane emissions in the upstream natural gas sector, beginning with a Legacy phase that targets a 45% reduction in fugitive and vented emissions by 2025 for facilities built before January 1, 2015, followed by a Transition phase for facilities built between 2015 and 2018 that will involve a new offset protocol and a Clean Infrastructure Royalty Credit Program, and finally a Future phase that will include the development and implementation of new methane emissions reduction standards.

Environmental Regulation

In British Columbia, the Oil and Gas Activities Act (the “OGAA”) impacts conventional oil and gas producers, shale gas producers and other operators of oil and gas facilities in the province. Under the OGAA, the British Columbia Oil and Gas Commission (the “Commission”) has broad powers, particularly with respect to compliance and enforcement and the setting of technical safety and operational standards for oil and gas activities. The Environmental Protection and Management Regulation establishes the government’s environmental objectives for Crown lands for water, riparian habitats, wildlife and wildlife habitat, old-growth forests and cultural heritage resources. The OGAA requires the Commission to consider these environmental objectives in deciding whether or not to authorize an oil and gas activity. In addition, although not exclusively an environmental statute, the Petroleum and Natural Gas Act, in conjunction with the OGAA, requires proponents to obtain various approvals before undertaking exploration or production work, such as geophysical licences, geophysical exploration project approvals, permits for the exclusive right to do geological work and geophysical exploration work, and well, test hole and water-source well authorizations. Such approvals are given subject to environmental considerations and licences and project approvals can be suspended or cancelled for failure to comply with this legislation or its regulations.

Royalty Regime

Producers of oil and natural gas from Crown lands in British Columbia are required to pay annual rental payments, and make monthly royalty payments in respect of oil and natural gas produced. The amount payable as a royalty in respect of oil depends on the type and vintage of the oil, the quantity of oil produced in a month and the value of that oil. Generally, oil is classified as either light or heavy and the vintage of oil is classified as either: “old oil” that is produced from a pool with a completed well that first recovered oil before October 31, 1975; “new oil” that is produced from a pool with a completed well that first recovered oil between October 31, 1975 and June 1, 1998; and “third-tier oil” that is produced from a pool with a completed well that first recovered oil after June 1, 1998 or through an enhanced oil recovery scheme. The royalty calculation takes into account the production of oil on a well-by-well basis, the specified royalty rate for a given vintage of oil, the average unit-selling price of the oil and any applicable royalty exemptions. Royalty rates are reduced on low-productivity wells, reflecting the higher unit costs of extraction, and are the lowest for third-tier oil, reflecting the higher unit costs of both exploration and extraction.

The royalty payable in respect of natural gas produced on Crown lands is determined by a sliding scale formula based on a reference price, which is the greater of the average net price obtained by the producer and a prescribed minimum price. For non-conservation gas (not produced in association with oil), the royalty rate depends on the date of acquisition of the oil and natural gas tenure rights and the spud date of the well, and may also be impacted by the select price, a parameter used in the royalty rate formula to account for inflation. Royalty rates are fixed for certain classes of non-conservation gas when the reference price is below the select price. Conservation gas is subject to a lower royalty rate than non-conservation gas. Royalties on NGLs are levied at a flat rate of 20% of sales volume.

Producers of oil and natural gas from freehold lands in British Columbia are required to pay monthly freehold production taxes. For oil, the applicable freehold production tax is based on the volume of monthly production, and is either a flat rate, or, beyond a certain production level, is determined using a sliding scale formula based on the production level. For natural gas, the applicable freehold production tax is a flat rate, or, at certain production levels, is determined using a sliding scale formula based on the reference price similar to that applied to natural gas production on Crown land, and depends on whether the natural gas is conservation gas or non-conservation gas. The production tax rate for freehold NGLs is a flat rate of 12.25%. Additionally, owners of mineral rights in British Columbia must pay an annual mineral land tax that is equivalent to $4.94 per hectare of producing lands. Non-producing lands are taxed on a sliding scale between $1.25 – $4.94 per hectare, depending on the total number of hectares owned by the entity.

The Government of British Columbia maintains a number of targeted royalty programs for key resource areas intended to increase the competitiveness of British Columbia’s low productivity natural gas wells. These include both royalty credit and royalty reduction programs.

The Government of British Columbia also maintains an Infrastructure Royalty Credit Program that provides royalty credits for up to 50% of the cost of certain approved road construction or pipeline infrastructure projects intended to facilitate increased oil and gas exploration and production in under-developed areas and to extend the drilling season.

Risks Related to the Offering

Dilution of Shareholders

We are authorized to issue, among other classes of shares, an unlimited number of Common Shares for consideration and on terms and conditions as established by our Board of Directors without the approval of shareholders in certain instances. The holders of the Offered Shares will have no pre-emptive rights in connection with such further issues. Any future issuances of Common Shares or other securities convertible into, or exchangeable for, Common Shares may result in dilution to present and prospective holders of Common Shares.

Market Price

We cannot predict at what price the Common Shares or other securities that we issue will trade in the future. Common Shares and our other securities will not necessarily trade at values determined solely by reference to the underlying value of our assets. One of the factors that may influence the market price of such securities is the annual dividend yield on the Common Shares. An increase in market interest rates may lead purchasers of Common Shares to demand a higher annual yield and this could adversely affect the market price of the Common Shares.

During the recent period of low commodity prices, the securities markets have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the market price of the Common Shares. As a result, investors may not be able to resell their Common Shares at or above the Offering Price.

In addition, the market price for the Common Shares may be affected by changes in general market conditions, fluctuations in the market for equity or debt securities, actual or anticipated variations in Cenovus’s financial conditions or operating results, announcements of new developments, changes in financial reports by securities analysis or failure to meet such analysts’ expectations, a downgrade, suspension or withdrawal of the rating assigned by a rating agency to Cenovus’s indebtedness, the occurrence of major catastrophic events, sales of the Common Shares in the marketplace, and numerous other factors beyond the control of Cenovus.

Effect on Market Price from Future Sales of Common Shares by ConocoPhillips

The future sales of Consideration Shares into the market by ConocoPhillips, including pursuant to the Registration Rights Agreement, could also adversely affect prevailing market prices for the Common Shares.

Dividends

The amount of cash available to Cenovus to pay dividends, if any, can vary significantly from period to period for a number of reasons. The decision whether or not to pay dividends and the amount of such dividends are subject to the discretion of our Board of Directors, which regularly evaluates Cenovus’s proposed dividend repayments and the solvency test requirements of the Canada Business Corporations Act. In addition, the level of dividends per Common Share will be affected by the number of outstanding Common Shares and other securities that may be entitled to receive cash dividends or other payments, the operating cash flow that we generate, financial requirements for our operations and the execution of our growth strategy. Dividends may be increased, reduced or suspended depending on Cenovus’s operational success, the performance of our assets, or other reasons. The market value of the Common Shares may deteriorate if Cenovus is unable to meet dividend expectations in the future, and that deterioration may be material. In addition, our ability to pay dividends following the Acquisition could be adversely affected if the Operating Margin resulting from the Acquisition does not materialize as expected when coupled with the potentially dilutive effect of the additional Common Shares issued in the Offering.

Insolvency or Winding-Up

The Common Shares are equity capital of Cenovus that rank subordinate to preference shares, if any, in the event of an insolvency or winding-up of Cenovus. If we become insolvent or are wound up, our assets must be used to pay liabilities and other debt before payments may be made on the preference shares, if any, and, subsequently, on the Common Shares.

Other Risks

U.S. Administration

Recent changes to the federal administration in the U.S. may result in legislative and regulatory changes that could have an adverse effect on Cenovus. In particular, the 2016 U.S. presidential election and the related changes in political agenda, coupled with the transition of administration, has created uncertainty as to the position the U.S. federal government will take with respect to world affairs and events. This uncertainty may include issues such as U.S. support for existing treaty and trade relationships with other countries, including Canada. In particular, proposals to implement a border adjustment tax may, if implemented, lead to unfavourable tax treatment on goods imported to the U.S. from Canada, and have a significant impact on Canadian companies that do business in the U.S. Implementation by the U.S. government of new legislative or regulatory policies could impose additional costs on Cenovus, decrease U.S. demand for Cenovus’s products, or otherwise negatively impact Cenovus, which may have a material adverse effect on our business, financial condition and operations. In addition, this uncertainty may adversely impact (a) the ability or willingness of Canadian companies to transact business with companies such as Cenovus whose products are being exported to the U.S.; (b) our profitability, particularly if the U.S. imposes any border adjustment taxes and/or the Government of Canada imposes new restrictions on imports from the U.S.; (c) regulation and trade agreements affecting the U.S. and Canada; (d) global stock markets (including the TSX); and (e) general global economic conditions. All of these factors are outside of our control, but may nonetheless lead us to adjust our strategy in order to compete effectively in global markets.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSEQUENCES

In the opinion of Blake, Cassels & Graydon LLP, counsel to Cenovus, and Norton Rose Fulbright Canada LLP, counsel to the Underwriters, the following is, as of the date of this prospectus, a fair summary of the principal Canadian federal income tax considerations generally applicable under the Tax Act to a purchaser who acquires as beneficial owner Offered Shares pursuant to the Offering and who, for purposes of the Tax Act, deals at arm’s length and is not affiliated with Cenovus or the Underwriters, and acquires and holds the Offered Shares as capital property (a “Holder”). Generally, the Offered Shares will be considered to be capital property to a Holder provided that the Holder does not use or hold the Offered Shares in the course of carrying on a business and such Holder has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary does not apply to a Holder (i) that is a “financial institution” for purposes of the mark-to-market rules contained in the Tax Act; (ii) that is a “specified financial institution” as defined in the Tax Act; (iii) an interest in which is a “tax shelter investment” as defined in the Tax Act; (iv) that reports its “Canadian tax results” (as defined in the Tax Act) in a currency other than Canadian currency; or (v) that has entered or will enter into, with respect to the Offered Shares, a “derivative forward agreement”, as defined in the Tax Act. Such Holders should consult their own tax advisors with respect to an investment in Offered Shares.

This summary is based on the facts set out in this prospectus supplement and the prospectus, the provisions of the Tax Act and the Regulations in force as of the date hereof, and counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing by the CRA and publicly available prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all. This summary does not otherwise take into account or anticipate any changes in law or in the administrative policies or assessing practices of the CRA, whether by way of judicial, legislative or governmental decision or action. This summary is not exhaustive of all possible Canadian federal income tax considerations, and does not take into account other federal or any provincial, territorial or foreign income tax legislation or considerations, which may differ materially from those described in this summary.

This summary is of a general nature only and is not, and is not intended to be, and should not be construed to be, legal or tax advice to any particular Holder, and no representations concerning the tax consequences to any particular Holder are made. The tax consequences of acquiring, holding and disposing of Offered Shares will vary according to the Holder’s particular circumstances. Holders should consult their own tax advisors regarding the tax considerations applicable to them having regard to their particular circumstances.

Holders Resident in Canada

The following portion of this summary is applicable to a Holder who, for the purposes of the Tax Act and any applicable tax treaty or convention and at all relevant times, is or is deemed to be resident in Canada (a “Resident Holder”). A Resident Holder to whom the Offered Shares might not constitute capital property may make, in certain circumstances, the irrevocable election permitted by subsection 39(4) of the Tax Act to have the Offered Shares, and all other Canadian securities held by such person, treated as capital property. Resident Holders considering making such election should first consult their own tax advisors.

Taxation of Dividends

Dividends received or deemed to be received on an Offered Share by a Resident Holder will be included in computing the Resident Holder’s income for purposes of the Tax Act. Dividends received by a Resident Holder who is an individual will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends paid by taxable Canadian corporations. To the extent that Cenovus designates the dividends as “eligible dividends” within the meaning of the Tax Act in the prescribed manner, such dividends will be eligible for the enhanced gross-up and dividend tax credit. Cenovus has, by notice on its website, indicated that all dividends paid by it after November 30, 2009 will be designated as eligible dividends until a notification of change is posted on its website. Dividends received by individuals (other than certain trusts) may give rise to alternative minimum tax under the Tax Act, depending on the individual’s circumstances.

Dividends received or deemed to be received by a Resident Holder that is a corporation will be included in computing the corporation’s income and will generally be deductible in computing its taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as a gain from the disposition of capital property or proceeds of disposition. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances. A Resident Holder that is a “private corporation” or a “subject corporation”, each as defined in the Tax Act, may be liable to pay a refundable tax under Part IV of the Tax Act on dividends received (or deemed to be received) on the Offered Shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income. A Resident Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay a refundable tax on its “aggregate investment income” (as defined in the Tax Act), including any dividends or deemed dividends that are not deductible in computing the Resident Holder’s taxable income.

Disposition of Offered Shares

Upon a disposition or a deemed disposition of an Offered Share (other than in a disposition to Cenovus that is not a sale in the open market in the manner in which shares would normally be purchased by any member of the public in an open market), a Resident Holder will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Offered Share, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Offered Share to the Resident Holder. The cost to the Resident Holder of an Offered Share acquired pursuant to the Offering will, at any particular time, be determined by averaging the cost of such share with the adjusted cost base of all Offered Shares of Cenovus owned by the Resident Holder as capital property at that time, if any.

One half of any such capital gain (a “taxable capital gain”) realized by a Resident Holder will be required to be included in computing the Resident Holder’s income, and one half of any such capital loss (an “allowable capital loss”) realized by a Resident Holder must generally be deducted against taxable capital gains realized by the Resident Holder in the year of disposition. Allowable capital losses not deductible in the taxation year in which they are realized may ordinarily be deducted by the Resident Holder against taxable capital gains realized in any of the three preceding taxation years or any subsequent taxation year, subject to the detailed rules contained in the Tax Act in this regard. Capital gains realized by an individual (other than certain trusts) may be subject to alternative minimum tax.

If the Resident Holder is a corporation, the amount of any capital loss realized on the disposition or deemed disposition of an Offered Share by the Resident Holder may be reduced by the amount of dividends received or deemed to have been received by the Resident Holder on such Offered Share to the extent and in the circumstances prescribed by the Tax Act.

Similar rules may apply where a corporation is a member of a partnership or beneficiary of a trust that owns Offered Shares, or where a partnership or trust is itself a member of a partnership or a beneficiary of a trust that owns Offered Shares.

If the Resident Holder is a “Canadian-controlled private corporation” (as defined in the Tax Act), the Resident Holder may also be liable to pay a refundable tax on its “aggregate investment income”, which is defined to include an amount in respect of taxable capital gains.

Holders Not Resident in Canada

The following portion of this summary is applicable to a Holder who, for the purposes of the Tax Act and any applicable tax treaty or convention and at all relevant times, is not resident or deemed to be resident in Canada and who does not use or hold (and is not deemed to use or hold) the Offered Shares in connection with a business carried on in Canada (a “Non-Resident Holder”). This part of the summary is not applicable to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada.

This part of the summary is not applicable to a Non-Resident Holder whose Offered Shares are or are deemed to be “taxable Canadian property” for purposes of the Tax Act. Provided that the Offered Shares are listed on a designated stock exchange (which includes the TSX and the NYSE) at a particular time, the Offered Shares generally will not constitute taxable Canadian property to a Non-Resident Holder at that time unless, at any time during the five year period immediately preceding that time: (i) 25% or more of the issued shares of any class or series of Cenovus’s capital stock were owned by any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm’s length, and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; and (ii) more than 50% of the value of the Offered Shares was derived, directly or indirectly, from one or any combination of (a) real or immoveable property situated in Canada, (b) Canadian resource properties, (c) timber resource properties, and (d) options in respect of any such property, all for purposes of the Tax Act. A Non-Resident Holder’s Offered Shares can also be deemed to be taxable Canadian property in certain circumstances set out in the Tax Act.

Taxation of Dividends

Dividends paid or credited or deemed to be paid or credited by Cenovus to a Non-Resident Holder will generally be subject to Canadian withholding tax at the rate of 25%, subject to any applicable reduction in the rate of such withholding under an income tax treaty between Canada and the country where the Non-Resident Holder is resident. For example, under the Canada-United States Income Tax Convention (1980) (the “Treaty”), the withholding tax rate in respect of a dividend paid to a person who is the beneficial owner of the dividend and is resident in the U.S. for purposes of, and entitled to full benefits under, the Treaty, is generally reduced to 15%. Non-Resident Holders are urged to consult their own tax advisors to determine their entitlement to relief under an applicable income tax treaty or convention.

Disposition of Offered Shares

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on the disposition of Offered Shares.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion describes certain material U.S. federal income tax considerations to U.S. Holders (defined below) under present U.S. federal income tax laws of an investment in the Offered Shares. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated under the Code, court decisions, and published positions of the Internal Revenue Service (“IRS”), all as in effect on the date of this prospectus supplement and all of which are subject to change or differing interpretations, possibly with retroactive effect, that could affect the tax considerations described below. No ruling has been or will be sought or obtained from the IRS with respect to any of the U.S. federal income tax consequences discussed herein. There can be no assurance that the IRS will not challenge any of the conclusions described herein or that a U.S. court will not sustain such challenge. This discussion applies only to investors that hold the Offered Shares as “capital assets” within the meaning of Code Section 1221 (i.e., generally, for investment purposes) and that have the U.S. dollar as their functional currency. This discussion does not address any aspect of non-income taxation or state, local or non-U.S. taxation.

The following discussion does not deal with the tax considerations to any particular investor or to persons in special tax situations such as:

•	banks;

•	certain financial institutions;

•	insurance companies;

•	broker dealers;

•	U.S. expatriates and former long-term residents of the U.S.;

•	traders in securities that elect the mark-to-market method of accounting for their securities;

•	tax-exempt entities;

•	partnerships or other pass-through entities and any owners thereof;

•	regulated investment companies;

•	real estate investment trusts;

•	persons liable for alternative minimum tax;

•	persons holding Offered Shares as part of a straddle, hedging, conversion or integrated transaction; or

•	persons that actually or constructively own Common Shares (including Offered Shares) representing 10% or more of our voting stock.

PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES, AS WELL AS THE STATE, LOCAL AND NON-U.S. TAX CONSIDERATIONS TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE COMMON SHARES.

The discussion below of the U.S. federal income tax considerations to “U.S. Holders” of Offered Shares will apply to you if you are a beneficial owner of our Offered Shares and you are, for U.S. federal income tax purposes:

•	an individual U.S. citizen or resident alien;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is organized in or under the laws of the U.S., any State thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the supervision of a court within the U.S. and the control of one or more U.S. persons; or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If you are a partner in a partnership or other entity treated as a partnership that holds our Offered Shares, your tax treatment will depend on your status and the activities of the partnership. U.S. Holders of our Offered Shares that are partnerships and partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax considerations of holding our Offered Shares.

Taxation of Dividends and Other Distributions on the Offered Shares

Subject to the passive foreign investment company (“PFIC”) rules discussed below, the gross amount of a distribution paid to you with respect to the Offered Shares (including amounts withheld to pay Canadian withholding taxes) will be included in your gross income as dividend income to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations. With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends may constitute “qualified dividend income” and, thus, may be taxed at the lower applicable capital gains rate, provided that (1) we are eligible for the benefits of the U.S.-Canada income tax treaty or the Offered Shares, with respect to which dividends are paid, are readily tradeable on an established securities market in the U.S.; (2) we are not a PFIC for either our taxable year in which the dividend is paid or the preceding taxable year; and (3) certain holding period requirements are met. We expect to be eligible for the benefits of the U.S.-Canada income tax treaty. Further, U.S. Treasury guidance indicates that the Offered Shares currently are readily tradeable on an established securities market; however, there can be no assurance that the Offered Shares will be considered readily tradeable on an established securities market in future years. However, if we are a PFIC, dividends paid to non-corporate U.S. Holders generally will not be eligible for the preferential tax rates applicable to qualified dividend income.

Subject to the PFIC rules discussed below, to the extent that the amount of a distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in your Offered Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not currently intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, you should expect that a distribution will be treated as a dividend.

Taxation of Disposition of Offered Shares

Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a Offered Share equal to the difference between the amount realized for the Offered Share and your adjusted tax basis in the Offered Share. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, that has held the Offered Share for more than one year, you are currently eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will be treated as U.S. source gain or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company

Based on our current and expected operations and assets, we do not expect to be a PFIC, for U.S. federal income tax purposes for our current taxable year ending December 31, 2017 or for subsequent taxable years. Our expectation for our current taxable year is based on, among other things, our estimates of the current and anticipated value of our assets as determined, in part, on the expected price of the Offered Shares following the Offering. Our actual PFIC status for any taxable year will not be determinable until the close of the taxable year, and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year or any future taxable year. A non-U.S. corporation is considered to be a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income (e.g., dividends, interest and gains from the sale or exchange of investment property and certain rents and royalties); or

•

at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.

For the purposes of the PFIC tests described above, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

The determination as to whether we are a PFIC is made each year and this determination is highly fact intensive. As a result, our PFIC status may change. In particular, our PFIC status will be determined, in part, on the market price of the Offered Shares, which is likely to fluctuate after the Offering. If we are a PFIC for any taxable year during which you hold the Offered Shares, we will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold the Offered Shares. In addition, for the purposes of the PFIC rules, you will be deemed to own your proportionate shares of any of our subsidiaries that are treated as PFICs.

If we are a PFIC for any taxable year during which you hold Offered Shares, you will be subject to adverse tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale, exchange or other disposition (including certain pledges) of the Offered Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Offered Shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated rateably over your holding period in the Offered Shares;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income; and

•

the amount allocated to each of the other taxable years will be subject to the highest tax rate on ordinary income in effect for you for that year, and an interest charge applicable to underpayments of tax would be imposed on the resulting tax liability as if that tax liability had been due for each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Offered Shares cannot be treated as capital gains, even if you hold the Offered Shares as capital assets.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock in a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. If you make a mark-to-market election for your Offered Shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of your Offered Shares as of the close of your taxable year over your adjusted basis in such Offered Shares. You would be allowed a deduction for the excess, if any, of the adjusted basis of the Offered Shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the Offered Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Offered Shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the Offered Shares, as well as to any loss realized on the actual sale or disposition of the Offered Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Offered Shares. Your basis in the Offered Shares will be adjusted to reflect any such income or loss amounts. The mark-to-market election will be effective for the taxable year for which the election is made and all subsequent taxable years, unless the Offered Shares cease to be marketable stock or the IRS consents to the revocation of the election.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (i.e., regularly traded) on a qualified exchange, including the NYSE, or other market, as defined in applicable U.S. Treasury regulations. We expect that the Offered Shares will be listed on the NYSE and, consequently, the mark-to-market election would be available to you if we were to be or become a PFIC and if the Offered Shares were regularly traded. However, were we to be or become a PFIC, a mark-to-market election may not be available with respect to any subsidiary PFICs that you would be deemed to own. U.S. Holders of Offered Shares will generally be treated as owning an indirect equity interest in any such PFICs. Accordingly, the “excess distribution” rules, discussed above, may apply with respect to any subsidiary PFICs that you would be deemed to own.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder that makes a valid qualified electing fund election with respect to a PFIC will include in gross income for a taxable year such U.S. Holder’s pro rata share of the PFIC’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if the PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election.

If you hold Offered Shares in any year in which we are a PFIC, you will be required to file IRS Form 8621, or any other form specified by the U.S. Treasury Department, for each such year.

You are urged to consult your tax advisor regarding the application of the PFIC rules.

The remainder of this discussion assumes that we are not classified as a PFIC.

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax may elect to deduct or credit such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a tax year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose. In addition, this limitation is calculated separately with respect to specific categories of income with the result that credits generated within a specific category of income may only offset income taxes with respect to foreign source income within that same category of income. You are urged to consult your own tax advisor regarding the foreign tax credit rules.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are qualified dividend income, the amount of the dividend taken into account for purposes of calculating the U.S. foreign tax credit limitation will generally be limited to the gross amount of the taxable dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividends distributed by us with respect to Offered Shares will generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” The rules governing the foreign tax credit are complex. You are urged to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

Receipt of Foreign Currency

The U.S. dollar value of any cash payment in Canadian dollars to a U.S. Holder will be translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the payment, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. For U.S. Holders following the accrual method of accounting, the amount realized on a disposition of the Offered Shares for an amount in Canadian dollars will be the U.S. dollar value of this amount on the date of disposition. On the settlement date, such U.S. Holder will recognize U.S. source foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference (if any) between the U.S. dollar value of the amount received based on the exchange rates in effect on the date of sale or other disposition and the settlement date. However, in the case of Offered Shares traded on an established securities market that are sold by a cash method U.S. Holder (or an accrual method U.S. Holder that so elects), the amount realized will be based on the exchange rate in effect on the settlement date for the disposition, and no exchange gain or loss will be recognized at that time. A U.S. Holder will generally have a basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. Any U.S. Holder that receives payment in Canadian dollars and converts or disposes of the Canadian dollars after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss and that generally will be U.S. source income or loss for foreign tax credit purposes. You are urged to consult your own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

Additional Tax on Investment Income

A non-corporate U.S. Holder whose income exceeds certain thresholds may be subject to a 3.8% tax on the lesser of (A) the U.S. Holder’s “net investment income” for the relevant taxable year, and (B) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold. Net investment income includes, among other things, dividends and net gain from disposition of property (other than property held in a trade or business). You are urged to consult your own tax advisor regarding the additional tax on investment income.

Information Reporting and Backup Withholding

Dividend payments with respect to the Offered Shares and proceeds from the sale, exchange or redemption of the Offered Shares may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status must provide such certification on IRS Form W-9. You should consult your tax advisor regarding the application of the information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and timely furnishing any required information.

U.S. return disclosure obligations (and related penalties for failure to disclose) apply to certain U.S. individuals who hold specified foreign financial assets if the total value of all such assets is more than US$50,000 on the last day of the tax year or more than US$75,000 at any time during the tax year. The definition of specified foreign financial assets may include the Offered Shares. You should consult your own tax advisor regarding the application of these disclosure obligations. U.S. Holders may be required to make various tax filings with respect to their investments in the Offered Shares, including, among others, IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation).

LEGAL MATTERS

Certain legal matters in connection with the Offering relating to Canadian law will be passed upon by Blake, Cassels & Graydon LLP, on behalf of Cenovus, and by Norton Rose Fulbright Canada LLP, on behalf of the Underwriters, and certain legal matters in connection with the Offering relating to U.S. law will be passed upon by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York, on behalf of Cenovus. The Underwriters have been represented by Shearman & Sterling LLP, Toronto, Ontario, with respect to matters of U.S. law.

As of the date of this prospectus supplement the partners and associates of Blake, Cassels & Graydon LLP and of Norton Rose Fulbright Canada LLP, each as a group, own, directly or indirectly, less than 1% of each class of outstanding securities of Cenovus.

EXPERTS

Our auditor is PricewaterhouseCoopers LLP, Chartered Professional Accountants, of Calgary, Alberta who has prepared an independent auditor’s report dated February 15, 2017 in respect of our audited annual consolidated financial statements for the year ended December 31, 2016, comprising our consolidated balance sheets as at December 31, 2016 and December 31, 2015 and the consolidated statements of earnings (loss), comprehensive income, shareholders’ equity and cash flows for the years ended December 31, 2016, 2015 and 2014 and the related notes. PricewaterhouseCoopers LLP has advised that they are independent with respect to us within the meaning of the Code of Professional Conduct of the Chartered Professional Accountants of Alberta and within the meaning of the Securities Act and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (U.S.).

The FCCL Statements included in Appendix “B” to this prospectus supplement and in the registration statement have been audited by PricewaterhouseCoopers LLP, Chartered Professional Accountants, of Calgary, Alberta, an independent registered public accounting firm, as stated in their report, which is included in Appendix “B” hereto. Such financial statements have been so included herein in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. PricewaterhouseCoopers LLP has advised that they are independent with respect to FCCL within the meaning of the Code of Professional Conduct of the Chartered Professional Accountants of Alberta and within the meaning of the Securities Act and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (U.S.).

The statements of revenues, royalties and production costs of the Western Canadian Conventional Assets of ConocoPhillips included in Appendix “B” to this prospectus supplement and incorporated by reference in the prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing thereon elsewhere herein and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. Ernst & Young LLP is independent with respect to ConocoPhillips within the meaning of the Code of Professional Conduct of the American Institute of Certified Public Accountants (U.S.).

Information relating to the oil and gas reserves attributable to the Assets included in this prospectus supplement, and relating to our reserves and resources in certain documents incorporated by reference in the prospectus was prepared by GLJ and/or McDaniel as independent qualified reserves evaluators. The designated professionals, as such term is defined under applicable securities legislation, of each of GLJ and McDaniel in each case, as a group beneficially own, directly or indirectly, less than 1% of any class of our securities.

TRANSFER AGENT AND REGISTRAR

Computershare Investor Services Inc. has been duly appointed as transfer agent and registrar for the Common Shares in Canada and Computershare Trust Company N.A. has been duly appointed as co-transfer agent and co-registrar for the Common Shares in the U.S.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement: the documents referred to under “Documents Incorporated by Reference”; consent of PricewaterhouseCoopers LLP; consent of Ernst & Young LLP; consent of Blake, Cassels & Graydon LLP; consent of Norton Rose Fulbright Canada LLP; consent of GLJ; consent of McDaniel; and powers of attorney from directors and officers of Cenovus.

APPENDIX “A”

RECONCILIATION OF NON-GAAP MEASURES

NETBACK RECONCILIATIONS FOR ACQUIRED ASSETS (unaudited)

Netback is a Non-GAAP Measure commonly used in the oil and gas industry to assist in measuring operating performance on a per-unit basis. Netback is defined as gross sales less royalties, transportation and blending, operating expenses and production and mineral taxes divided by sales volumes. Netbacks do not reflect non-cash write-downs of product inventory until the inventory is sold. Netbacks reflect our margin on a per-barrel basis of unblended crude oil. As such, the crude oil sales price, transportation and blending costs, and sales volumes exclude the impact of purchased condensate. Condensate is blended with the heavy oil to reduce its thickness in order to transport it to market. Our Netback calculation is aligned with the definition found in the COGE Handbook.

The following tables provide a reconciliation of the items comprising Netbacks (in millions of dollars) to the acquisition of the FCCL Interest and the Deep Basin Assets found in the pro forma operating statement, including adjustments.

	2016
	Year	Q4	Q3	Q2	Q1
Acquired Sales Volumes
(barrels per day, unless otherwise stated)
Crude Oil and NGLs (bbls/d)
Oil Sands
Foster Creek	69,647	79,827	76,318	62,089	60,169
Christina Lake	79,481	81,398	80,313	76,066	80,118

	149,128	161,225	156,631	138,155	140,287
DBA
Light and Medium Oil	6,980	5,953	6,812	7,352	7,818
NGLs	26,269	24,689	25,977	26,122	28,307

	33,249	30,642	32,789	33,474	36,125

Total Crude Oil and NGLs	182,377	191,867	189,420	171,629	176,412
Natural Gas (MMcf/d)

DBA	534	503	521	537	575

Total Sales (BOE/d)	271,359	275,651	276,283	261,197	272,205

($ millions)

	Foster Creek	Christina Lake	Oil Sands Heavy Oil	Condensate	Inventory	Other Products	50% FCCL
Oil Sands Heavy Oil
Year Ended December 31, 2016
Gross Sales	771	738	1,509	1,402	—	(4)	2,907
Royalties	—	9	9	—	—	—	9
Transportation and Blending	246	152	398	1,402	(44)	—	1,756
Operating	265	215	480	—	—	—	480

Netback	260	362	622	—	44	(4)	662
Three Months Ended December 31, 2016
Gross Sales	283	261	544	408	—	—	952
Royalties	(2)	4	2	—	—	—	2
Transportation and Blending	59	34	93	408	—	—	501
Operating	77	60	137	—	—	(1)	136

Netback	149	163	312	—	—	1	313
Three Months Ended September 30, 2016
Gross Sales	235	216	451	337	—	(2)	786
Royalties	1	3	4	—	—	—	4
Transportation and Blending	65	37	102	337	—	—	439
Operating	67	56	123	—	—	—	123

Netback	102	120	222	—	—	(2)	220
Three Months Ended June 30, 2016
Gross Sales	188	196	384	322	—	(1)	705
Royalties	1	2	3	—	—	—	3
Transportation and Blending	68	37	105	322	(26)	—	401
Operating	56	43	99	—	—	—	99

Netback	63	114	177	—	26	(1)	202
Three Months Ended March 31, 2016
Gross Sales	65	65	130	335	—	(1)	464
Royalties	—	—	—	—	—	—	—
Transportation and Blending	54	44	98	335	(18)	—	415
Operating	65	56	121	—	—	1	122

Netback	(54)	(35)	(89)	—	18	(2)	(73)

NETBACK RECONCILIATIONS FOR ACQUIRED ASSETS (unaudited)

($ millions)

	Light & Medium Oil	NGLs	Natural Gas	Other	DBA
Conventional Crude Oil, NGLs and Natural Gas
Year ended December 31, 2016
Gross Sales	121	200	392	61	774
Royalties	15	45	30	—	90
Operating(1)	21	79	269	(7)	362

Netback	85	76	93	68	322

Three months ended December 31, 2016
Gross Sales	31	63	135	15	244
Royalties	4	14	11	—	29
Operating(1)	4	18	60	(4)	78

Netback	23	31	64	19	137

Three months ended September 30, 2016
Gross Sales	31	49	109	11	200
Royalties	5	11	7	—	23
Operating(1)	5	19	63	(1)	86

Netback	21	19	39	12	91

Three months ended June 30, 2016
Gross Sales	34	45	61	14	154
Royalties	3	10	5	—	18
Operating(1)	7	23	80	(1)	109

Netback	24	12	(24)	15	27

Three months ended March 31, 2016
Gross Sales	25	43	87	21	176
Royalties	3	10	7	—	20
Operating(1)	5	19	66	(1)	89

Netback	17	14	14	22	67

(1)	Operating costs have not been split into the various product streams. These costs represent the total cost on a per BOE basis allocated to products based on the relative BOE volume.

APPENDIX “B”

FINANCIAL STATEMENTS

Index to Financial Statements

Page
Audited operating statements of the Western Canadian Conventional Assets for the years ended December 31, 2016 and December 31, 2015	B-3

Audited financial statements of FCCL comprising the balance sheets as at December 31, 2016 and January  1, 2016 and the statements of earnings and comprehensive income, partners’ equity and cash flows for the period from January 2, 2016 to December 31, 2016 and the year ended January 1, 2016 and related notes

B-11
Unaudited pro forma consolidated financial statements of Cenovus as at and for the year December 31, 2016	B-39
Unaudited supplementary information – oil and gas activities for the year ended December 31, 2016	B-49
Unaudited pro forma supplementary information – oil and gas activities for the year ended December 31, 2016 of Cenovus	B-56

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Statements of Revenue, Royalties and Production Costs

Western Canadian Conventional Assets of ConocoPhillips

For the Years Ended December 31, 2016 and 2015

Report of Independent Auditors

Board of Directors

ConocoPhillips

We have audited the accompanying statements of revenue, royalties and production costs of the Western Canadian Conventional Assets of ConocoPhillips (the oil and gas properties described in Note 1) for the years ended December 31, 2016 and 2015, and a summary of significant accounting policies and other explanatory information (together “the operating statements”).

Management’s responsibility for the operating statements

Management of ConocoPhillips is responsible for the preparation of these operating statements of the Western Canadian Conventional Assets in accordance with the financial reporting framework specified in subsection 3.11(5) of National Instrument 52-107 Acceptable Accounting Principles and Auditing Standards for operating statements of an acquired oil and gas property, and for such internal control as management determines is necessary to enable the preparation of the operating statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on the operating statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the operating statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the operating statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the operating statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the operating statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the operating statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the operating statements referred to above for the years ended December 31, 2016 and 2015 are prepared, in all material respects, in accordance with the financial reporting framework specified in subsection 3.11(5) of National Instrument 52-107 Acceptable Accounting Principles and Auditing Standards for operating statements of an acquired oil and gas property.

/s/ Ernst & Young LLP

Tulsa, Oklahoma

March 23, 2017

Statements of revenue, royalties and production costs of the Western Canadian Conventional Assets of ConocoPhillips

($Canadian Thousands)

	12 months ended December 31
	2016	2015
Revenue	$773,553	993,936
Royalties	(89,387)	(110,543)

	684,166	883,393
Production costs	366,831	414,130

Operating Income	$317,335	469,263

Notes to the Statements of revenue, royalties and production costs of the Western Canadian Conventional Assets of ConocoPhillips

Years ended December 31, 2016 and 2015

1.	BASIS OF PRESENTATION

The accompanying audited statements of revenue, royalties and production costs (the “operating statements”) relate to the operations of the Western Canadian Conventional Assets which are being offered for sale by ConocoPhillips and are prepared in accordance with the financial reporting framework specified in subsection 3.11(5) of National Instrument 52-107 Acceptable Accounting Principles and Auditing Standards for an operating statement.

The line items in the operating statements have been prepared in all respects using accounting policies that are permitted by generally accepted accounting principles in the United States of America (U.S. GAAP), with such accounting policies applying to those line items as if such line items were presented as part of a complete set of financial statements.

Accordingly, the operating statements include the following line items: Revenue (consisting of natural gas, natural gas liquid and crude sales), Royalties, Production Costs and Operating Income related to the Western Canadian Conventional Assets. Historically, financial statements for the Western Canadian Conventional Assets were not prepared nor were the financial results presented in financial statements on a stand-alone basis or in separate legal entities. As a result, the accompanying operating statements vary from a complete income statement in accordance with U.S. GAAP in that they do not reflect certain expenses that were incurred in connection with the ownership and operation of the Western Canadian Conventional Assets including, but not limited to, general and administrative expenses, interest expense and federal and provincial income tax expense. These costs were not separately allocated to the Western Canadian Conventional Assets in the accounting records of ConocoPhillips and are not indicative of costs which would have been incurred by ConocoPhillips in the ownership of the Western Canadian Conventional Assets on a stand-alone basis. The accompanying statements also do not include provisions for depreciation, depletion, amortization and accretion, and impairments as such amounts may not be indicative of the costs which a buyer may incur upon the allocation of the purchase price paid for the Western Canadian Conventional Assets. Furthermore, no balance sheet has been presented for the Western Canadian Conventional Assets, nor has information about the Western Canadian Conventional Assets’ operating, investing and financing cash flows been provided. Accordingly, the historical operating statements of the Western Canadian Conventional Assets are presented in lieu of the full financial statements.

These operating statements are not indicative of the results of operations for the Western Canadian Conventional Assets on a go forward basis.

The line items included in these operating statements are measured using the currency of the economic environment in which the properties operate. These operating statements are presented in Canadian dollars.

2.	SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates – The revenue, royalties and production costs are derived from the historical operating statements of ConocoPhillips. U.S. GAAP requires management to make estimates and assumptions that affect such line items. Actual results could be different from those estimates.

Joint Interest Operations – The operating statements reflect only the proportionate interest of the Western Canadian Conventional Assets.

Notes to the Statements of revenue, royalties and production costs of the Western Canadian Conventional Assets of ConocoPhillips

Years ended December 31, 2016 and 2015

Revenue Recognition – Commodity revenue is recognized upon delivery and passage of title to the customer using the sales method for gas imbalances. Commodity revenues are based on the third party sales price, net of transportation, and do not reflect any of ConocoPhillips’ corporate marketing activities.

Royalties – Royalties are recorded at the time the product is produced and sold. Royalties are calculated in accordance with the applicable regulations and/or terms of individual royalty agreements.

Production Costs – Production costs are recognized when incurred and consist of the direct expenses of operating the Western Canadian Conventional Assets. The Production costs include lease operating expenses, electricity, production and ad valorem taxes, gathering, processing and transportation expenses. Lease operating expenses include lifting costs, well repair expenses, surface repair expenses, well workover costs and other field expenses. Lease operating expenses also include expenses directly associated with support personnel, support services, equipment, facilities and insurance directly related to natural gas, natural gas liquid and crude production activities of the Western Canadian Conventional Assets.

Contingencies – The activities of the Western Canadian Conventional Assets may become subject to potential claims and litigation in the normal course of business. ConocoPhillips does not believe that any liability resulting from any pending or threatened litigation will have a materially adverse effect on the operations or financial results of the Western Canadian Conventional Assets.

Subsequent Events – Management has evaluated subsequent events through March 23, 2017, the date the operating statements were available to be issued, and has concluded no events need to be reported during the period.

Supplemental Oil and Gas Reserve Information – Unaudited

The following tables summarize the proved oil, natural gas liquids and natural gas reserves and the standardized measure of discounted future net cash flows (“Standardized Measure”) of the Western Canadian Conventional Assets at December 31, 2016 and 2015. The recording and reporting of proved reserves are governed by criteria established by regulations of the U.S. Securities and Exchange Commission (SEC) as well as the Financial Accounting Standards Board (FASB) Accounting Standards Codification Topic 932, “Extractive Activities – Oil and Gas”. Proved reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible – from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations – prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time. Proved reserves are further classified as either developed or undeveloped. Proved developed reserves are proved reserves that can be expected to be recovered through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared with the cost of a new well, and through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well. Proved undeveloped reserves are proved reserves expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Engineering estimates of the quantities of proved reserves are inherently imprecise.

Notes to the Statements of revenue, royalties and production costs of the Western Canadian Conventional Assets of ConocoPhillips

Years ended December 31, 2016 and 2015

Proved Reserves

	Crude Oil	Natural Gas Liquids	Natural Gas	Total Proved Reserves
Years Ended December 31	Millions of barrels		BCF*	MMBOE**
Developed and Undeveloped
End of 2014	12	58	1,309	288
Revisions	2	(8)	(87)	(21)
Improved recovery	1	—	1	2
Extensions and discoveries	—	2	40	9
Production	(3)	(8)	(202)	(45)

End of 2015	12	44	1,061	233
Revisions	3	10	114	32
Extensions and discoveries	—	1	40	8
Production	(2)	(8)	(183)	(41)

End of 2016	13	47	1,032	232
Developed
End of 2014	11	51	1,204	262
End of 2015	11	43	1,056	231
End of 2016	13	47	1,027	231
Undeveloped
End of 2014	1	7	105	26
End of 2015	1	1	5	2
End of 2016	—	—	5	1

*	Billions of cubic feet.
**	Millions of barrels of oil equivalent.

Natural gas reserves are converted to barrels of oil equivalent (BOE) based on a 6:1 ratio: six thousand cubic feet of natural gas converts to one BOE.

In 2016, positive revisions for natural gas were primarily due to favorable changes in technical data.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserve Quantities

In accordance with SEC and FASB requirements, amounts were computed using 12-month average prices (adjusted only for existing contractual changes) and end-of-year costs, appropriate tax rates and a prescribed 10 percent discount factor. Twelve-month average prices are calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period. For all years, continuation of year-end economic conditions was assumed. The calculations were based on estimates of proved reserves, which are revised over time as new data becomes available. Probable or possible reserves, which may become proved in the future, were not considered. The calculations also require assumptions as to the timing of future production of proved reserves and the timing and amount of future development costs, including dismantlement, and future production costs, including taxes other than income taxes. We do not use forward contracts or other derivative instruments to manage commodity price risk.

Notes to the Statements of revenue, royalties and production costs of the Western Canadian Conventional Assets of ConocoPhillips

Years ended December 31, 2016 and 2015

While due care was taken in its preparation, we do not represent that this data is the fair value of our oil and gas properties, or a fair estimate of the present value of cash flows to be obtained from their development and production.

	($Canadian Millions)
At December 31	2016	2015
Future cash inflows	$3,548	4,264
Less:
Future production and transportation costs	3,433	3,854
Future development costs	1,677	1,756
Future income tax provisions	6	88

Future net cash flows	(1,568)	(1,434)
10 percent annual discount	(1,316)	(1,461)

Discounted future net cash flows	$(252)	27

Sources of Change in Discounted Future Net Cash Flows

	($Canadian Millions)
At December 31	2016	2015
Discounted future net cash flows at the beginning of the year	$27	1,416

Changes during the year
Revenues less production costs for the year	(117)	(458)
Net changes in prices and production costs	(417)	(2,333)
Extension, discoveries and improved recovery, less estimated future costs	1	63
Development costs for the year	28	156
Changes in estimated future development costs	112	491
Purchases of reserves in place, less estimated future costs	2	—
Revisions of previous quantity estimates	37	128
Accretion of discount	2	161
Net change in income taxes	73	403

Total changes	(279)	(1,389)

Discounted future net cash flows at year end	$(252)	27

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FCCL Partnership

Financial Statements

For the Period Ended December 31, 2016

(Canadian Dollars)

FCCL Partnership	Financial Statements

February 15, 2017

Independent Auditor’s Report

To the Partners of the FCCL Partnership

We have audited the accompanying financial statements of the FCCL Partnership, which comprise the Balance Sheets as at December 31, 2016 and January 1, 2016 and the Statements of Earnings and Comprehensive Income, Partners’ Equity and Cash Flows for the period from January 2, 2016 to December 31, 2016 and the year then ended January 1, 2016, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

FCCL Partnership’s responsibility for the financial statements

FCCL Partnership is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as FCCL Partnership determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by FCCL Partnership, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of the FCCL Partnership as at December 31, 2016 and January 1, 2016 and its financial performance and its cash flows for the period from January 2, 2016 to December 31, 2016 and the year then ended January 1, 2016, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants

Calgary, Alberta, Canada

FCCL Partnership	Financial Statements

STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME (LOSS)

For the periods ended

(Canadian Dollars)

	Notes	December 31, 2016	January 1, 2016
Revenues
Gross Sales	23	5,413,147,605	5,535,163,138
Less: Royalties		(19,764,731)	(48,654,313)

		5,393,382,874	5,486,508,825
Expenses
Transportation and Blending	23	3,098,086,084	3,205,481,179
Operating		969,734,725	1,010,508,206
(Gain) Loss on Risk Management	24	1,834,206	(72,396,967)
Depreciation, Depletion and Amortization	9,14	1,314,822,509	1,245,303,667
Exploration Expense	9,13	1,385,860	—
General and Administrative		186,366,042	191,724,842
Management Fees	23	1,368,500	1,195,800
Finance Costs	6	23,202,478	18,345,721
Interest Income	7	(4,281,520)	(3,440,498)
Foreign Exchange (Gain) Loss, Net	8	(8,385,318)	(70,474,196)
Research Costs		31,635,761	17,433,349
(Gain) Loss on Divestiture of Assets		510,217	—

Net Earnings (Loss) and Comprehensive Income (Loss)		(222,896,670)	(57,172,278)

Allocation of Net Earnings (Loss) to Partners	5
Cenovus FCCL Ltd.		(111,448,335)	(28,586,139)
ConocoPhillips Canada Resources Corp.		(111,448,335)	(28,586,139)

		(222,896,670)	(57,172,278)

See accompanying Notes to Financial Statements.

FCCL Partnership	Financial Statements

BALANCE SHEETS

As at

(Canadian Dollars)

	Notes	December 31, 2016	January 1, 2016
Assets
Current Assets
Cash and Cash Equivalents	10	805,929,609	417,877,552
Accounts Receivable and Accrued Revenues	11	572,408,955	213,699,367
Inventories	12	207,075,181	241,405,050
Prepaid Expenses		12,695,179	12,330,324
Risk Management	24	—	14,225,602

Current Assets		1,598,108,924	899,537,895
Exploration and Evaluation Assets	13	2,934,832,031	3,020,973,471
Property, Plant and Equipment, Net	14	18,778,607,149	18,983,403,456
Long-Term Investment	15	4,700,000	4,700,000
Other Assets	16	1,500,000	1,500,000

Total Assets		23,317,748,104	22,910,114,822

Liabilities and Partners’ Equity
Current Liabilities
Accounts Payable and Accrued Liabilities	17	283,699,658	340,887,714
Due to Partner	18,23	99,168,868	102,406,932
Due to Related Party	19,23	13,424,620	1,457,805
Risk Management	24	9,653,006	391,285

Current Liabilities		405,946,152	445,143,736
Long-Term Loans Payable to Partners	20	434,000	434,000
Decommissioning Liabilities	21	259,114,192	346,341,875
Long-Term Incentives		21,015,406	9,528,439

Total Liabilities		686,509,750	801,448,050
Partners’ Equity		22,631,238,354	22,108,666,772

Total Liabilities and Partners’ Equity		23,317,748,104	22,910,114,822

Commitments and Contingencies	27

See accompanying Notes to Financial Statements.

Approved by the Management Committee

/s/ Harbir Chhina	/s/ Michael Hatfield
Cenovus FCCL Ltd.	ConocoPhillips Canada Resources Corp.

FCCL Partnership	Financial Statements

STATEMENTS OF PARTNERS’ EQUITY

(Canadian Dollars)

	Notes	Cenovus FCCL Ltd.	ConocoPhillips Canada Resources Corp.	Total
Balance as at January 1, 2015		10,836,640,497	10,836,640,497	21,673,280,994
Net Earnings (Loss) Allocation		(28,586,139)	(28,586,139)	(57,172,278)
Partner Contribution	5	250,000,000	250,000,000	500,000,000
Investment Tax Credits	5	(3,720,972)	(3,720,972)	(7,441,944)

Balance as at January 1, 2016		11,054,333,386	11,054,333,386	22,108,666,772
Net Earnings (Loss) Allocation		(111,448,335)	(111,448,335)	(222,896,670)
Partner Contribution	5	375,000,000	375,000,000	750,000,000
Investment Tax Credits	5	(2,265,874)	(2,265,874)	(4,531,748)

Balance as at December 31, 2016		11,315,619,177	11,315,619,177	22,631,238,354

See accompanying Notes to Financial Statements.

FCCL Partnership	Financial Statements

STATEMENTS OF CASH FLOWS

For the periods ended

(Canadian Dollars)

	Notes	December 31, 2016	January 1, 2016
Operating Activities
Net Earnings (Loss)		(222,896,670)	(57,172,278)
Depreciation, Depletion and Amortization	14	1,314,822,509	1,245,303,667
Exploration Expense	9,13	1,385,860	—
Unrealized (Gain) Loss on Risk Management	24	21,631,551	(3,470,585)
Unrealized Foreign Exchange (Gain) Loss	8	(647,853)	(5,356,628)
(Gain) Loss on Divestiture of Assets		510,217	—
Unwinding of Discount on Decommissioning Liabilities	6,21	22,099,901	17,940,593
Decommissioning Liabilities Settled	21	(15,396,502)	(10,980,756)
Other		33,051,104	(4,543,276)
Net Change in Non-Cash Working Capital		(270,123,271)	131,652,665

Cash From (Used in) Operating Activities		884,436,846	1,313,373,402

Investing Activities
Capital Expenditures – Exploration and Evaluation Assets	13	(49,565,328)	(143,244,844)
Capital Expenditures – Property, Plant and Equipment	14	(1,082,361,225)	(2,064,401,735)
Proceeds from Disposition		44,689	612,211
Net Change in Other Assets		—	2,636,800
Net Change in Non-Cash Working Capital		(117,131,460)	(358,576,222)

Cash From (Used in) Investing Activities		(1,249,013,324)	(2,562,973,790)

Net Cash Provided (Used in) Before Financing Activities		(364,576,478)	(1,249,600,388)

Financing Activities
Partner Contribution	5	750,000,000	500,000,000
Repayment of Promissory Note Receivable from Partner	5	—	347,970,000

Cash From (Used in) Financing Activities		750,000,000	847,970,000

Foreign Exchange Gain (Loss) on Cash and Cash Equivalents Held in Foreign Currency		2,628,535	3,314,688

Increase (Decrease) in Cash and Cash Equivalents		388,052,057	(398,315,700)
Cash and Cash Equivalents, Beginning of Period		417,877,552	816,193,252

Cash and Cash Equivalents, End of Period		805,929,609	417,877,552

Supplementary Cash Flow Information	26

See accompanying Notes to Financial Statements.

FCCL Partnership	Financial Statements

NOTES TO FINANCIAL STATEMENTS

All amounts in Canadian Dollars, unless otherwise indicated

For the period ended December 31, 2016

1.	PARTNERSHIP INFORMATION

FCCL Partnership (the “Partnership”) was formed on November 1, 2006 under the laws of the Province of Alberta for the purpose of carrying on the business of the development, production and marketing of crude oil and natural gas in Canada. Cenovus FCCL Ltd. (“Cenovus FCCL”) is the managing partner and operator for the Partnership. Cenovus Energy Inc. (“Cenovus”) is the ultimate parent of Cenovus FCCL.

ConocoPhillips Canada Resources Corp. (“ConocoPhillips”) subscribed for units of the Partnership on January 2, 2007, and the assets of the Partnership were restated to their fair market values.

The executive office is located at 2600, 500 Centre Street S.E., Calgary, Alberta, Canada, T2G 1A6.

2.	BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE

In these Financial Statements, unless otherwise indicated, all dollars are expressed in Canadian dollars. All references to C$ or $ are to Canadian dollars and references to US$ are to United States (“U.S.”) dollars.

These Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee. These Financial Statements have been prepared in compliance with IFRS.

These Financial Statements have been prepared on a historical cost basis, except as detailed in the Partnership’s accounting policies disclosed in Note 3.

The financial year end of the Partnership was changed from January 1 to December 31 to align with the year end of its partners. Accordingly, the financial statements are prepared for the period January 2, 2016 to December 31, 2016 with the comparative period being for the period January 2, 2015 to January 1, 2016.

The Partnership’s Financial Statements were approved by the Management Committee on February 15, 2017.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A) Foreign Currency Translation

Functional and Presentation Currency

The Partnership’s functional and presentation currency is Canadian dollars.

Transactions and Balances

Transactions in foreign currencies are translated to Canadian dollars at exchange rates in effect at the dates of the transactions. Monetary assets and liabilities of the Partnership that are denominated in foreign currencies are translated into Canadian dollars at the rates of exchange in effect at the period-end date. Any gains or losses are recorded in the Statements of Earnings and Comprehensive Income (Loss).

FCCL Partnership	Financial Statements

NOTES TO FINANCIAL STATEMENTS

All amounts in Canadian Dollars, unless otherwise indicated

For the period ended December 31, 2016

B) Revenue Recognition

Sales of Product

Revenues associated with the sales of the Partnership’s crude oil are recognized when the significant risks and rewards of ownership have been transferred to the customer, the sales price and costs can be measured reliably and it is probable that the economic benefits will flow to the Partnership. This is generally met when title passes from the Partnership to its customer. Revenues from crude oil production represent the Partnership’s share, net of royalty payments to governments.

Purchases and sales of products that are entered into in contemplation of each other with the same counterparty are recorded on a net basis.

Interest Income

Interest income is recognized as the interest accrues using the effective interest method.

C) Transportation and Blending

The costs associated with the transportation of crude oil, including the cost of diluent used in blending, are recognized when the product is sold.

D) Exploration Expense

Costs incurred prior to obtaining the legal right to explore (pre-exploration costs) are expensed in the period in which they are incurred as exploration expense.

Costs incurred after the legal right to explore is obtained, are initially capitalized. If it is determined that the field/project/area is not technically feasible and commercially viable or if the Partnership decides not to continue the exploration and evaluation activity, the unrecoverable accumulated costs are expensed as exploration expense.

E) Income Taxes

The Partnership is not a separate tax paying entity for Canadian federal income tax purposes. Income taxes related to the Partnership’s income are the responsibility of each of the partners.

F) Cash and Cash Equivalents

Cash and cash equivalents include short-term investments, such as money market deposits or similar type instruments, with a maturity of three months or less.

G) Inventories

Product inventories are valued at the lower of cost and net realizable value on a weighted average cost basis. The cost of inventory includes all costs incurred in the normal course of business to bring each product to its present location and condition. Net realizable value is the estimated selling price in the ordinary course of business less any expected selling costs. If the carrying amount exceeds net realizable value, a write-down is recognized. The write-down may be reversed in a subsequent period if circumstances which caused it no longer exist and the inventory is still on hand.

FCCL Partnership	Financial Statements

NOTES TO FINANCIAL STATEMENTS

All amounts in Canadian Dollars, unless otherwise indicated

For the period ended December 31, 2016

H) Exploration and Evaluation Assets

Costs incurred after the legal right to explore an area has been obtained and before technical feasibility and commercial viability of the field/project/area have been established are capitalized as exploration and evaluation (“E&E”) assets. These costs include license acquisition, geological and geophysical, drilling, sampling, decommissioning and other directly attributable internal costs. E&E assets are not depreciated and are carried forward until technical feasibility and commercial viability of the field/project/area is established or the assets are determined to be impaired. E&E costs are subject to regular technical, commercial and Management review to confirm the continued intent to develop the resources.

Once technical feasibility and commercial viability have been established, the carrying value of the E&E asset is tested for impairment. The carrying value, net of any impairment loss, is then reclassified as property, plant and equipment (“PP&E”).

Any gains or losses from the divestiture of E&E assets are recognized in net earnings.

I) Property, Plant and Equipment

General

PP&E is stated at cost less accumulated depreciation, depletion, and amortization (“DD&A”), and net of any impairment losses. Expenditures related to renewals or betterments that improve the productive capacity or extend the life of an asset are capitalized. Maintenance and repairs are expensed as incurred. Land is not depreciated.

Any gains or losses from the divestiture of PP&E are recognized in net earnings.

Development and Production Assets

Development and production assets are capitalized on an area-by-area basis and include all costs associated with the development and production of crude oil and natural gas properties, as well as any E&E expenditures incurred in finding reserves of crude oil or natural gas transferred from E&E assets. Capitalized costs include directly attributable internal costs, decommissioning liabilities, and, for qualifying assets, borrowing costs directly associated with the acquisition of, the exploration for, and the development of crude oil and natural gas reserves.

Costs accumulated within each area are depleted using the unit-of-production method based on estimated proved reserves determined using forward prices and costs. For the purpose of this calculation, natural gas is converted to crude oil on an energy equivalent basis. Costs subject to depletion include estimated future costs to be incurred in developing proved reserves.

Exchanges of development and production assets are measured at fair value unless the transaction lacks commercial substance or the fair value of neither the asset received, nor the asset given up, can be reliably measured. When fair value is not used, the carrying amount of the asset given up is used as the cost of the asset acquired.

Other Assets

Costs associated with office furniture, fixtures, leasehold improvements and information technology are carried at cost and depreciated on a straight-line basis over the estimated service lives of the assets, which range from three to 25 years.

FCCL Partnership	Financial Statements

NOTES TO FINANCIAL STATEMENTS

All amounts in Canadian Dollars, unless otherwise indicated

For the period ended December 31, 2016

The residual value, method of amortization and the useful lives of the assets are reviewed annually and adjusted on a prospective basis, if appropriate.

J) Impairment

Non-Financial Assets

PP&E and E&E assets are reviewed separately for indicators of impairment quarterly or when facts and circumstances suggest that the carrying amount may exceed its recoverable amount.

If indicators of impairment exist, the recoverable amount of the cash generating unit (“CGU”) is estimated as the greater of value-in-use (“VIU”) and fair value less costs of disposal (“FVLCOD”). VIU is estimated as the present value of the future cash flows expected to arise from the continuing use of a CGU or an asset. FVLCOD is determined by estimating the discounted after-tax future net cash flows. For the Partnership’s assets, FVLCOD is based on the discounted after-tax cash flows of reserves and resources using forward prices and costs, consistent with Cenovus’s independent qualified reserves evaluators, (“IQREs”), and the Partnership may consider an evaluation of comparable asset transactions.

If the recoverable amount of the CGU is less than the carrying amount, an impairment loss is recognized.

E&E assets are allocated to a related CGU containing development and production assets for the purposes of testing for impairment.

Impairment losses on PP&E and E&E assets are recognized in the Statements of Earnings and Comprehensive Income (Loss) as additional DD&A and exploration expense, respectively.

Impairment losses recognized in prior periods are assessed at each reporting date for any indicators that the impairment losses may no longer exist or may have decreased. In the event that an impairment loss reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but only to the extent that the carrying amount does not exceed the amount that would have been determined had no impairment loss been recognized on the asset in prior periods. The amount of the reversal is recognized in net earnings.

Financial Assets

At each reporting date, the Partnership assesses whether there are any indicators that its financial assets are impaired. An impairment loss is only recognized if there is objective evidence of impairment, the loss event has an impact on future cash flows and the loss can be reliably estimated.

Evidence of impairment may include default or delinquency by a debtor or indicators that the debtor may enter bankruptcy. For equity securities, a significant or prolonged decline in the fair value of the security below cost is evidence that the assets are impaired.

An impairment loss on a financial asset carried at amortized cost is calculated as the difference between the amortized cost and the present value of the future cash flows discounted at the asset’s original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account. Impairment losses on financial assets carried at amortized cost are reversed through net earnings in subsequent periods if the amount of the loss decreases.

FCCL Partnership	Financial Statements

NOTES TO FINANCIAL STATEMENTS

All amounts in Canadian Dollars, unless otherwise indicated

For the period ended December 31, 2016

K) Leases

Leases in which substantially all of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Operating lease payments are recognized as an expense on a straight-line basis over the lease term.

Leases where the Partnership assumes substantially all the risks and rewards of ownership are classified as finance leases within PP&E and a corresponding lease obligation is recognized. Capitalized lease assets are depreciated over the shorter of the estimated useful life of the asset or the lease term.

L) Provisions

General

A provision is recognized if, as a result of a past event, the Partnership has a present obligation, legal or constructive, that can be estimated reliably, and it is more likely than not that an outflow of economic benefits will be required to settle the obligation. Where applicable, provisions are determined by discounting the expected future cash flows at a pre-tax credit-adjusted rate that reflects the current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognized as a finance cost in the Statements of Earnings and Comprehensive Income (Loss).

Decommissioning Liabilities

Decommissioning liabilities include those legal or constructive obligations where the Partnership will be required to retire tangible long-lived assets such as producing well sites, crude oil and natural gas processing facilities. The amount recognized is the present value of estimated future expenditures required to settle the obligation using a credit-adjusted risk-free rate. A corresponding asset equal to the initial estimate of the liability is capitalized as part of the cost of the related long-lived asset. Changes in the estimated liability resulting from revisions to expected timing or future decommissioning costs are recognized as a change in the decommissioning liability and the related long-lived asset. The amount capitalized in PP&E is depreciated over the useful life of the related asset.

Actual expenditures incurred are charged against the accumulated liability.

M) Financial Instruments

The Partnership’s financial assets include cash and cash equivalents, accounts receivable and accrued revenues, risk management assets, long-term investment and other assets. The Partnership’s financial liabilities include accounts payable and accrued liabilities, due to partner, due to related party, risk management liabilities, long-term loans payable to partners and long-term incentives.

Financial instruments are recognized when the Partnership becomes a party to the contractual provisions of the instrument. Financial assets and liabilities are not offset unless the Partnership has the current legal right to offset and intends to settle on a net basis or settle the asset and liability simultaneously. A financial asset is derecognized when the rights to receive cash flows from the asset have expired or have been transferred and the Partnership has transferred substantially all the risks and rewards of ownership. A financial liability is derecognized when the obligation is discharged, cancelled or expired. When an

FCCL Partnership	Financial Statements

NOTES TO FINANCIAL STATEMENTS

All amounts in Canadian Dollars, unless otherwise indicated

For the period ended December 31, 2016

existing financial liability is replaced by another from the same counterparty with substantially different terms, or the terms of an existing liability are substantially modified, this exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability. The difference in the carrying amounts of the liabilities is recognized in the Statements of Earnings and Comprehensive Income (Loss).

Financial instruments are classified as either “fair value through profit and loss”, “loans and receivables”, “held-to-maturity investments”, “available for sale financial assets” or “financial liabilities measured at amortized cost”. The Partnership determines the classification of its financial instruments at initial recognition. Financial instruments are initially measured at fair value except in the case of “financial liabilities measured at amortized cost”, which are initially measured at fair value net of directly attributable transaction costs.

As required by IFRS, the Partnership characterizes its fair value measurements into a three-level hierarchy, depending on the degree to which the inputs are observable, as follows:

•	Level 1 inputs are quoted prices in active markets for identical assets and liabilities;

•	Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability either directly or indirectly; and

•	Level 3 inputs are unobservable inputs for the asset or liability.

Fair Value through Profit or Loss

Financial assets and financial liabilities at “fair value through profit or loss” are either “held-for-trading” or have been “designated at fair value through profit or loss”. In both cases the financial assets and financial liabilities are measured at fair value with changes in fair value recognized in net earnings.

Risk management assets and liabilities are derivative financial instruments classified as “held-for-trading” unless designated for hedge accounting. Derivative instruments that do not qualify as hedges, or are not designated as hedges, are recorded using mark-to-market accounting whereby instruments are recorded in the Balance Sheets as either an asset or liability with changes in fair value recognized in net earnings as a (gain) loss on risk management. The estimated fair value of all derivative instruments is based on quoted market prices or, in their absence, third-party market indications and forecasts.

Derivative financial instruments are used to manage economic exposure to market risks relating to commodity prices. Derivative financial instruments are not used for speculative purposes. Policies and procedures are in place with respect to required documentation and approvals for the use of derivative financial instruments. Where specific financial instruments are executed, the Partnership assesses, both at the time of purchase and on an ongoing basis, whether the financial instrument used in the particular transaction is effective in offsetting changes in fair values or cash flows of the transaction.

Loans and Receivables

“Loans and receivables” are financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, these assets are measured at amortized cost at the settlement date using the effective interest method of amortization. “Loans and receivables” comprise cash and cash equivalents, accounts receivable and accrued revenues and other assets. Gains and losses on “loans and receivables” are recognized in net earnings when the “loans and receivables” are derecognized or impaired.

FCCL Partnership	Financial Statements

NOTES TO FINANCIAL STATEMENTS

All amounts in Canadian Dollars, unless otherwise indicated

For the period ended December 31, 2016

Available for Sale Financial Assets

“Available for sale financial assets” are measured at fair value, with changes in the fair value recognized in other comprehensive income (“OCI”). When an active market is non-existent, fair value is determined using valuation techniques. When fair value cannot be reliably measured, such assets are carried at cost. Available for sale financial assets comprise of an investment in the equity of a private company that the Partnership does not control or have significant influence over.

Financial Liabilities Measured at Amortized Cost

These financial liabilities are measured at amortized cost at the settlement date using the effective interest method of amortization. Financial liabilities measured at amortized cost comprise accounts payable and accrued liabilities, due to partner, due to related party and long-term loans payable to partners.

N) Reclassification

Long-term incentive liabilities of $10 million, previously included in accounts payable and accrued liabilities as at January 1, 2016, have been reclassified from current to long-term to conform to the presentation adopted for the period ended December 31, 2016. In addition, goods and service tax payable of $30 million, previously included in accounts payable and accrued liabilities as at January 1, 2016, has been reclassified to goods and service tax receivable to conform to the presentation adopted for the period ended December 31, 2016.

O) Recent Accounting Pronouncements

Amended Accounting Standard Adopted

There were no new or amended accounting standards or interpretations adopted for the period ended December 31, 2016.

New Accounting Standards and Interpretations not yet Adopted

A number of new accounting standards, amendments to accounting standards and interpretations are effective for annual periods beginning on or after January 1, 2017 and have not been applied in preparing the Financial Statements for the period ended December 31, 2016. The standards applicable to the Partnership are as follows and will be adopted on their respective effective dates:

Leases

On January 13, 2016, the IASB issued IFRS 16, “Leases” (“IFRS 16”), which requires entities to recognize lease assets and lease obligations on the balance sheet. For lessees, IFRS 16 removes the classification of leases as either operating leases or finance leases, effectively treating all leases as finance leases. Certain short-term leases (less than 12 months) and leases of low-value assets are exempt from the requirements, and may continue to be treated as operating leases.

Lessors will continue with a dual lease classification model. Classification will determine how and when a lessor will recognize lease revenue, and what assets would be recorded.

FCCL Partnership	Financial Statements

NOTES TO FINANCIAL STATEMENTS

All amounts in Canadian Dollars, unless otherwise indicated

For the period ended December 31, 2016

IFRS 16 is effective for years beginning on or after January 1, 2019, with early adoption permitted if IFRS 15 “Revenue From Contracts With Customers” has been adopted. The standard may be applied retrospectively or using a modified retrospective approach. The modified retrospective approach does not require restatement of prior period financial information as it recognizes the cumulative effect as an adjustment to opening retained earnings and applies the standard prospectively. The Partnership is currently evaluating the impact of adopting IFRS 16 on the Financial Statements.

Revenue Recognition

On May 28, 2014, the IASB issued IFRS 15, “Revenue From Contracts With Customers” (“IFRS 15”) replacing IAS 11, “Construction Contracts”, IAS 18, “Revenue”, and several revenue-related interpretations. IFRS 15 establishes a single revenue recognition framework that applies to contracts with customers. The standard requires an entity to recognize revenue to reflect the transfer of goods and services for the amount it expects to receive, when control is transferred to the purchaser. Disclosure requirements have also been expanded.

IFRS 15 is effective for annual periods beginning on or after January 1, 2018. Early adoption is permitted. The standard may be applied retrospectively or using a modified retrospective approach. The Partnership is currently evaluating the impact of adopting IFRS 15 on the Financial Statements.

Financial Instruments

On July 24, 2014, the IASB issued the final version of IFRS 9, “Financial Instruments” (“IFRS 9”) to replace IAS 39, “Financial Instruments: Recognition and Measurement” (“IAS 39”).

IFRS 9 introduces a single approach to determine whether a financial asset is measured at amortized cost or fair value and replaces the multiple rules in IAS 39. The approach is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The IAS 39 measurement categories for financial assets will be replaced by fair value through profit or loss, fair value through other comprehensive income and amortized cost. Based on its preliminary assessment, the Partnership does not believe the change in classification will have a material effect on the Financial Statements.

IFRS 9 retains most of the IAS 39 requirements for financial liabilities. However, where the fair value option is applied to financial liabilities, the change in fair value resulting from an entity’s own credit risk is recorded in OCI rather than net earnings, unless this creates an accounting mismatch. The Partnership currently does not designate any financial liabilities as fair value through profit or loss.

A new expected credit loss model for calculating impairment on financial assets replaces the incurred loss impairment model used in IAS 39. The new model will result in more timely recognition of expected credit losses. The Partnership does not expect the change in the impairment model to have a material impact on the Financial Statements.

In addition, IFRS 9 includes a simplified hedge accounting model, aligning hedge accounting more closely with risk management. The Partnership does not currently apply hedge accounting.

FCCL Partnership	Financial Statements

NOTES TO FINANCIAL STATEMENTS

All amounts in Canadian Dollars, unless otherwise indicated

For the period ended December 31, 2016

IFRS 9 is effective for years beginning on or after January 1, 2018. Early adoption is permitted if IFRS 9 is adopted in its entirety at the beginning of a fiscal period.

4.	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

The timely preparation of the Financial Statements in accordance with IFRS requires that the Partnership make estimates and assumptions, and use judgment regarding the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the Financial Statements, and the reported amounts of revenues and expenses during the period. Such estimates primarily relate to unsettled transactions and events as of the date of the Financial Statements. The estimated fair value of financial assets and liabilities, by their very nature, are subject to measurement uncertainty. Accordingly, actual results may differ from estimated amounts as future confirming events occur.

A) Critical Judgments in Applying Accounting Policies

Critical judgments are those judgments made by Management in the process of applying accounting policies that have the most significant effect on the amounts recorded in the Partnership’s Financial Statements.

Exploration and Evaluation Assets

The application of the Partnership’s accounting policy for E&E expenditures requires judgment in determining whether it is likely that future economic benefit exists when activities have not reached a stage where technical feasibility and commercial viability can be reasonably determined. Factors such as drilling results, future capital programs, future operating expenses, as well as estimated reserves and resources are considered. In addition, Management uses judgment to determine when E&E assets are reclassified to PP&E. In making this determination, various factors are considered including the existence of reserves, whether the appropriate approvals have been received from regulatory bodies and the Partnership’s internal approval process.

Identification of CGUs

CGUs are defined as the lowest level of integrated assets for which there are separately identifiable cash flows that are largely independent of cash flows from other assets or groups of assets. The classification of assets into CGUs requires significant judgment and interpretation. Factors considered in the classification include the integration between assets, shared infrastructures, the existence of common sales points, geography, geologic structure and the manner in which Management monitors and makes decisions about its operations. The recoverability of the Partnership’s assets is assessed at the CGU level. As such, the determination of a CGU could have a significant impact on impairment losses.

B) Key Sources of Estimation Uncertainty

Critical accounting estimates are those estimates that require Management to make particularly subjective or complex judgments about matters that are inherently uncertain. Estimates and underlying assumptions are reviewed on an ongoing basis and any revisions to accounting estimates are recorded in the period in which the estimates are revised. The following are the key assumptions about the future and other key sources of estimation at the end of the reporting period that changes to could result in a material adjustment to the carrying amount of assets and liabilities within the next financial year.

FCCL Partnership	Financial Statements

NOTES TO FINANCIAL STATEMENTS

All amounts in Canadian Dollars, unless otherwise indicated

For the period ended December 31, 2016

Crude Oil and Natural Gas Reserves

There are a number of inherent uncertainties associated with estimating crude oil and natural gas reserves. Reserves estimates are dependent upon variables including the recoverable quantities of hydrocarbons, the cost of the development of the required infrastructure to recover the hydrocarbons, production costs, estimated selling price of the hydrocarbons produced, royalty payments and taxes. Changes in these variables could significantly impact the reserves estimates which would affect the impairment test and DD&A expense of the Partnership’s crude oil and natural gas assets. The Partnership’s crude oil and natural gas reserves are evaluated annually by IQREs.

Impairment of Assets

Determining the recoverable amount of a CGU or an individual asset requires the use of estimates and assumptions, which are subject to change as new information becomes available. For the Partnership’s crude oil and natural gas assets, these estimates include future commodity prices, expected production volumes, quantity of reserves and resources, discount rates, future development and operating expenses and income tax rates. Changes in assumptions used in determining the recoverable amount could affect the carrying value of the related assets.

Crude Oil and Natural Gas Prices

The forward prices as at December 31, 2016 used to determine future cash flows from crude oil and natural gas reserves were:

	2017	2018	2019	2020	2021	Average Annual Change Thereafter
WTI (US$/barrel)(1)	55.00	58.70	62.40	69.00	75.80	2.0%
WCS (C$/barrel)(2)	53.70	58.20	61.90	66.50	71.00	2.0%
AECO (C$/Mcf)(3)(4)	3.40	3.15	3.30	3.60	3.90	2.2%

(1)	West Texas Intermediate (“WTI”) crude oil.
(2)	Western Canadian Select (“WCS”) crude oil blend.
(3)	Alberta Energy company (“AECO”) natural gas
(4)	Assumes gas heating value of one million British Thermal Units per thousand cubic feet.

Discount and Inflation Rates

Evaluations of discounted future cash flows are initiated using a discount rate of 10 percent and inflation is estimated at two percent, which is common industry practice and used by the Partnership’s IQREs in preparing their reserves reports. Based on the individual characteristics of the asset, other economic and operating factors are also considered, which may increase or decrease the implied discount rate.

There were no impairments of the Partnership’s CGUs as at December 31, 2016.

Decommissioning Costs

Provisions are recorded for the future decommissioning and restoration of the Partnership’s crude oil and natural gas assets at the end of their economic lives. Management uses judgment to assess the existence and to estimate the future liability. The actual cost of

FCCL Partnership	Financial Statements

NOTES TO FINANCIAL STATEMENTS

All amounts in Canadian Dollars, unless otherwise indicated

For the period ended December 31, 2016

decommissioning and restoration is uncertain and cost estimates may change in response to numerous factors including changes in legal requirements, technological advances, inflation and the timing of expected decommissioning and restoration. In addition, Management determines the appropriate discount rate at the end of each reporting period. This discount rate, which is credit adjusted, is used to determine the present value of the estimated future cash outflows required to settle the obligation and may change in response to numerous market factors.

5.	SIGNIFICANT PARTNERSHIP TRANSACTIONS AND PARTNERS’ INVESTED CAPITAL

For the period ended December 31, 2016 the Partnership made distributions of $5 million (period ended January 1, 2016 – $7 million) consisting of investment tax credits (“ITCs”). The ITCs were distributed to the partners in proportion with each partner’s respective Partnership interest.

During the period ended December 31, 2016, the Partnership received capital contributions of $375 million from each of its partners, for a total of $750 million (period ended January 1, 2016 – $500 million). There were no Partnership units issued for these transactions.

On December 30, 2014, the Partnership loaned Cenovus FCCL $348 million in exchange for a non-interest bearing promissory note receivable. The promissory note receivable was collected January 7, 2015.

The fair values of the partners’ contributions have been used in determining the Partnership units issued. The Partnership interests are:

	December 31, 2016		January 1, 2016
As at	Partnership Units Held	Percentage	Partnership Units Held	Percentage
Cenovus FCCL Ltd.	7,506,250	50%	7,506,250	50%
ConocoPhillips Canada Resources Corp.	7,506,250	50%	7,506,250	50%

	15,012,500	100%	15,012,500	100%

6.	FINANCE COSTS

For the periods ended	December 31, 2016	January 1, 2016
Interest Expense – Long-Term Loans Payable to Partners (Note 20)	52,080	52,080
Unwinding of Discount on Decommissioning Liabilities (Note 21)	22,099,901	17,940,593
Other	1,050,497	353,048

	23,202,478	18,345,721

7.	INTEREST INCOME

For the periods ended	December 31, 2016	January 1, 2016
Interest on Short-Term Investments	(3,054,776)	(3,410,526)
Other	(1,226,744)	(29,972)

	(4,281,520)	(3,440,498)

FCCL Partnership	Financial Statements

NOTES TO FINANCIAL STATEMENTS

All amounts in Canadian Dollars, unless otherwise indicated

For the period ended December 31, 2016

8.	FOREIGN EXCHANGE (GAIN) LOSS, NET

For the periods ended	December 31, 2016	January 1, 2016
Unrealized Foreign Exchange (Gain) Loss on Translation of:
U.S. Dollar Cash	(2,628,535)	(3,314,688)
Other	1,980,682	(2,041,940)

Unrealized Foreign Exchange (Gain) Loss	(647,853)	(5,356,628)
Realized Foreign Exchange (Gain) Loss	(7,737,465)	(65,117,568)

	(8,385,318)	(70,474,196)

9.	IMPAIRMENTS

A) Cash Generating Unit Impairments

As at December 31, 2016, there were no indicators of impairment.

As at January 1, 2016, the significant decline in crude oil prices was an indication of impairment. As such, the Partnership tested its CGUs for impairment. No impairment was noted.

B) Asset Impairments

Exploration and Evaluation Assets

For the period ended December 31, 2016 $1 million of previously capitalized E&E costs were deemed not to be technically feasible and commercially viable, and were recorded as exploration expense (period ended January 1, 2016 – $ nil).

Property, Plant and Equipment Impairments

For the period ended December 31, 2016, the Partnership recorded impairment losses of $32 million related to preliminary engineering costs associated with a project that was cancelled and equipment that was written down to its recoverable amount. The impairment losses have been recorded in DD&A.

For the period ended January 1, 2016, the Partnership impaired a sulphur recovery facility for $32 million. The Partnership did not have future plans for the assets and did not believe it would recover the carrying amount through a sale.

10.	CASH AND CASH EQUIVALENTS

As at	December 31, 2016	January 1, 2016
Cash	55,829,609	36,577,552
Short-Term Investments	750,100,000	381,300,000

	805,929,609	417,877,552

11.	ACCOUNTS RECEIVABLE AND ACCRUED REVENUES

As at	December 31, 2016	January 1, 2016
Accruals	566,753,326	188,167,698
Joint Operations Receivables	311,936	1,466,680
Goods and Services Tax	5,343,693	24,064,989

	572,408,955	213,699,367

FCCL Partnership	Financial Statements

NOTES TO FINANCIAL STATEMENTS

All amounts in Canadian Dollars, unless otherwise indicated

For the period ended December 31, 2016

12.	INVENTORIES

As at	December 31, 2016	January 1, 2016
Product	175,305,235	210,241,141
Parts and Supplies	31,769,946	31,163,909

	207,075,181	241,405,050

During the period ended December 31, 2016, approximately $3,642 million of produced and purchased inventory was recorded as an expense (period ended January 1, 2016 – $3,699 million).

As at December 31, 2016 there was no write-down of product inventory from cost to net realizable value (January 1, 2016 – $43 million).

13.	EXPLORATION AND EVALUATION ASSETS

Total
As at January 1, 2015	3,034,450,417
Additions	143,244,844
Transfers to PP&E (Note 14)	(152,301,993)
Change in Decommissioning Liabilities	(4,419,797)

As at January 1, 2016	3,020,973,471
Additions	49,565,328
Transfers to PP&E (Note 14)	(133,910,732)
Exploration Expense (Note 9)	(1,385,860)
Change in Decommissioning Liabilities	(410,176)

As at December 31, 2016	2,934,832,031

FCCL Partnership	Financial Statements

NOTES TO FINANCIAL STATEMENTS

All amounts in Canadian Dollars, unless otherwise indicated

For the period ended December 31, 2016

14.	PROPERTY, PLANT AND EQUIPMENT, NET

	Development & Production	Other	Total
COST
As at January 1, 2015	21,955,922,057	125,340,666	22,081,262,723
Additions	2,064,401,735	—	2,064,401,735
Dispositions	—	(612,211)	(612,211)
Investment tax credits	(4,293,512)	—	(4,293,512)
Transfers from E&E Assets (Note 13)	152,301,993	—	152,301,993
Change in Decommissioning Liabilities	(19,359,975)	—	(19,359,975)

As at January 1, 2016	24,148,972,298	124,728,455	24,273,700,753
Additions	1,082,361,225	—	1,082,361,225
Dispositions	—	(554,906)	(554,906)
Investment tax credits	(2,518,068)	—	(2,518,068)
Transfers from E&E Assets (Note 13)	133,910,732	—	133,910,732
Other	(21,751,200)	—	(21,751,200)
Change in Decommissioning Liabilities	(93,520,906)	—	(93,520,906)

As at December 31, 2016	25,247,454,081	124,173,549	25,371,627,630

ACCUMULATED DEPRECIATION, DEPLETION AND AMORTIZATION
As at January 1, 2015	3,964,363,558	64,602,395	4,028,965,953
Depreciation, Depletion and Amortization	1,186,209,922	26,789,619	1,212,999,541
Impairment Losses (Note 9)	32,304,126	—	32,304,126
Other	16,027,677	—	16,027,677

As at January 1, 2016	5,198,905,283	91,392,014	5,290,297,297
Depreciation, Depletion and Amortization	1,264,166,033	18,197,050	1,282,363,083
Impairment Losses (Note 9)	32,459,426	—	32,459,426
Other	(12,099,325)	—	(12,099,325)

As at December 31, 2016	6,483,431,417	109,589,064	6,593,020,481
CARRYING VALUE
As at January 1, 2015	17,991,558,499	60,738,271	18,052,296,770
As at January 1, 2016	18,950,067,015	33,336,441	18,983,403,456

As at December 31, 2016	18,764,022,664	14,584,485	18,778,607,149

PP&E includes the following amounts in respect of assets under construction and are not subject to DD&A:

As at	December 31, 2016	January 1, 2016
Development and Production	1,475,575,875	1,457,808,659

15.	LONG-TERM INVESTMENT

On November 8, 2012, the Partnership purchased a 20 percent ownership interest in a private corporation for cash. This investment was recorded at fair value upon initial recognition. As the remaining ownership interest is held by two unrelated parties, the Partnership does not have significant influence over the private corporation. There was no indication of impairment at December 31, 2016 or January 1, 2016.

16.	OTHER ASSETS

Other assets consist of a long-term receivable from Alberta Electric System Operator for electrical system access. The Partnership expects to recover this amount over nine years, commencing in the year ended December 31, 2018.

FCCL Partnership	Financial Statements

NOTES TO FINANCIAL STATEMENTS

All amounts in Canadian Dollars, unless otherwise indicated

For the period ended December 31, 2016

17.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As at	December 31, 2016	January 1, 2016
Accruals	280,810,405	335,504,937
Long-Term Incentives	2,888,761	5,341,710
Other	492	41,067

	283,699,658	340,887,714

18.	DUE TO PARTNER

As at	December 31, 2016	January 1, 2016
Cenovus FCCL Ltd.	99,168,868	102,406,932

Amount due to partner is unsecured, non-interest bearing and have no fixed terms of repayment.

19.	DUE TO RELATED PARTY

As at	December 31, 2016	January 1, 2016
Cenovus Energy Inc.	13,424,620	1,457,805

Amount due to related party is unsecured, non-interest bearing and have no fixed terms of repayment.

20.	LONG-TERM LOANS PAYABLE TO PARTNERS

On June 8, 2007, the Partnership received funds from its partners in exchange for promissory instruments. The amounts and terms of the instruments are as follows:

As at			December 31, 2016	January 1, 2016
Cenovus FCCL Ltd.	(Note A	)	217,000	217,000
ConocoPhillips Canada Resources Corp.	(Note B	)	217,000	217,000

			434,000	434,000

A) The promissory instrument due June 8, 2037 provides for a rate of return on the unpaid principal balance of 12 percent per annum, payable quarterly on the thirtieth day following each calendar quarter end. The principal amount may be repaid by the Partnership prior to the maturity date with the written consent of Cenovus FCCL.

B) The promissory instrument due June 8, 2037 provides for a rate of return on the unpaid principal balance calculated in accordance with an earnings-based formula set out in the instrument. The rate of return, capped at 12 percent per annum, is payable quarterly on the thirtieth day following each calendar quarter end. The principal amount may be repaid by the Partnership prior to the maturity date with the written consent of ConocoPhillips. The payment may be made with cash or, at the election of the Partnership, with 200 Partnership Units subject to an adjustment formula defined in the instrument.

FCCL Partnership	Financial Statements

NOTES TO FINANCIAL STATEMENTS

All amounts in Canadian Dollars, unless otherwise indicated

For the period ended December 31, 2016

21.	DECOMMISSIONING LIABILITIES

The decommissioning provision represents the present value of the expected future costs associated with the retirement of crude oil and natural gas assets. The aggregate carrying amount of the obligation is:

As at	December 31, 2016	January 1, 2016
Decommissioning Liabilities, Beginning of Period	346,341,875	363,161,810
Liabilities Incurred	13,526,183	13,263,416
Liabilities Settled	(15,396,502)	(10,980,756)
Change in Estimated Future Cash Flows	(132,958,689)	57,315,405
Change in Discount Rate	25,501,424	(94,358,593)
Unwinding of Discount on Decommissioning Liabilities	22,099,901	17,940,593

Decommissioning Liabilities, End of Period	259,114,192	346,341,875

As at December 31, 2016, the undiscounted amount of estimated future cash flows required to settle the obligation is $1,459 million (January 1, 2016 – $1,627 million), which has been discounted using a credit-adjusted risk-free rate of 5.9 percent (January 1, 2016 –6.4 percent). An inflation rate of two percent (January 1, 2016 – two percent) was used to calculate the decommissioning provision. Most of these obligations are not expected to be paid for several periods, or decades, and are expected to be funded from general resources at that time. The Partnership expects to settle approximately $15 million to $17 million of decommissioning liabilities over the next year. Revisions in estimated future cash flows resulted from lower cost estimates, partially offset by accelerated timing of decommissioning liabilities over the estimated life of the reserves.

Sensitivities

Changes to the credit-adjusted risk-free rate or the inflation rate would have the following impact on the decommissioning liabilities:

	December 31, 2016		January 1, 2016
($ millions)	Credit-Adjusted Risk-Free Rate	Inflation Rate	Credit-Adjusted Risk-Free Rate	Inflation Rate
One Percent Increase	(40)	59	(41)	58
One Percent Decrease	57	(41)	55	(43)

22.	CAPITAL STRUCTURE

The Partnership’s capital structure consists of its partners’ equity. The partner’s objectives when managing the Partnership’s capital structure is to finance its capital expansion program and to maintain financial flexibility to ensure the partner’s ability to meet financial obligations. The Partnership’s capital structure is monitored jointly by the partners. To manage the capital structure, the Partnership may adjust capital spending, distribute cash to the partners or require cash contributions from the partners.

The Partnership’s capital structure objectives and methods for managing its capital structure have remained unchanged from the previous periods.

FCCL Partnership	Financial Statements

NOTES TO FINANCIAL STATEMENTS

All amounts in Canadian Dollars, unless otherwise indicated

For the period ended December 31, 2016

23.	RELATED PARTY TRANSACTIONS

The Partnership has transactions with partners and related parties in the normal course of business. Related parties include:

•	Cenovus FCCL, managing and operating partner of the Partnership;

•	ConocoPhillips, a partner;

•	Cenovus Energy Marketing Services Ltd. (“CEMSL”), a related company; and

•	Cenovus, parent of Cenovus FCCL and CEMSL.

Services provided by Cenovus FCCL are governed by the Administration and Operating Services (Canada) Agreement. Pursuant to this agreement, all administration and operating services relating to the Partnership property and business are provided or arranged to be provided by Cenovus FCCL. The balance payable for the services provided as at December 31, 2016 is $99 million (January 1, 2016 – $102 million) and was included in due to partner on the Balance Sheets. A management fee of US$1 million is charged annually for these services.

Services provided by Cenovus are governed by the Bitumen Marketing Agency Agreement and the Diluent Supply Agreement. The Bitumen Marketing Agency Agreement designates Cenovus as the Partnership’s sole and exclusive agent in marketing, selling and making arrangements for the transporting, storing and handling of the Partnership’s bitumen production. Under the Diluent Supply Agreement, the Partnership has agreed to purchase all of its diluent requirements from Cenovus at commercial rates and terms. Cenovus retains title to the diluent until it is delivered to Foster Creek or Christina Lake. A service charge is payable monthly to Cenovus in exchange for these services. For the period ended December 31, 2016 service fees totaled $27 million (period ended January 1, 2016 – $27 million) and were recorded in general and administrative expense. Diluent purchases for the period ended December 31, 2016 totaled $2,664 million (period ended January 1, 2016 – $2,721 million) and were recorded in transportation and blending. The net balance receivable from Cenovus relating to these contracts as at December 31, 2016 is $384 million (as at January 1, 2016 –$47 million) and is included in accounts receivable and accrued revenues on the Balance Sheets.

Cenovus has also paid for certain services, related primarily to administrative costs, on behalf of the Partnership. The amount payable to Cenovus as at December 31, 2016 is $13 million and is included in amounts due to related party on the Balance Sheets (January 1, 2016 – $1 million).

All product shipped to sales points in the US was sold to CEMSL at the Canada/US border at commercial rates and terms. Sales to CEMSL were $1,406 million during the period ended December 31, 2016 (period ended January 1, – $1,392 million). The balance receivable from CEMSL as of December 31, 2016 is $173 million (as at January 1, 2016 – $106 million) and is included in accounts receivable and accrued revenues on the Balance Sheets.

The long-term loans payable to partners are fully described in Note 20.

24.	FINANCIAL INSTRUMENTS

The Partnership’s financial assets consist of cash and cash equivalents, accounts receivable and accrued revenues, risk management assets, long-term investment and other assets. The Partnership’s financial liabilities consist of accounts payable and accrued liabilities, due to

FCCL Partnership	Financial Statements

NOTES TO FINANCIAL STATEMENTS

All amounts in Canadian Dollars, unless otherwise indicated

For the period ended December 31, 2016

partner, due to related party, risk management liabilities, long-term loans payable to partners and long-term incentives. Risk management assets and liabilities arise from the use of derivative financial instruments.

A) Fair Value of Non-Derivative Financial Instruments

The fair values of cash and cash equivalents, accounts receivable and accrued revenues and accounts payable and accrued liabilities approximate their carrying amount due to the short-term maturity of those instruments.

The amounts due to partner, due to related party and long-term loans payable approximate their carrying amount due to the specific non-tradeable nature of these instruments.

Available for sale financial assets comprise a private equity investment. This asset is carried at fair value on the Balance Sheets in long-term investment. Fair value is determined based on recent private placement transactions (Level 3) when available. There are restrictions on selling the Partnership’s interest in the private equity investment; therefore, it is uncertain if the Partnership could realize a similar valuation observed in recent transactions.

The following table provides a reconciliation of changes in the fair value of available for sale financial assets:

As at	December 31, 2016	January 1, 2016
Fair Value, Beginning of Period	4,700,000	4,700,000
Change in Fair Value(1)	—	—

Fair Value, End of Period	4,700,000	4,700,000
(1)	Unrealized gains and losses on available for sale financial assets are recorded in other comprehensive income.

B) Fair Value of Risk Management Assets and Liabilities

The Partnership’s risk management assets and liabilities consist of crude oil and condensate contracts. Crude oil and condensate contracts are recorded at their estimated fair value based on the difference between the contracted price and the period-end forward price for the same commodity, using quoted market prices or the period-end forward price for the same commodity extrapolated to the end of the term of the contract (Level 2).

Summary of Unrealized Risk Management Positions

	December 31, 2016			January 1, 2016
	Risk Management			Risk Management
As at	Asset	Liability	Net	Asset	Liability	Net
Recognized Risk Management Positions
Gross Amount	—	(11,769,638)	(11,769,638)	17,341,573	(3,507,256)	13,834,317
Amount Offset	—	2,116,632	2,116,632	(3,115,971)	3,115,971	—

Net Amount per Financial Statements	—	(9,653,006)	(9,653,006)	14,225,602	(391,285)	13,834,317

FCCL Partnership	Financial Statements

NOTES TO FINANCIAL STATEMENTS

All amounts in Canadian Dollars, unless otherwise indicated

For the period ended December 31, 2016

The following table presents the Partnership’s fair value hierarchy for risk management assets and liabilities carried at fair value:

As at	December 31, 2016	January 1, 2016
Level 2 – Prices Sourced From Observable Data or Market Corroboration	(9,653,006)	13,834,317

Prices sourced from observable data or market corroboration refers to the fair value of contracts valued in part using active quotes and in part using observable, market-corroborated data. Prices determined from unobservable inputs refers to the fair value of contracts valued using data that is both unobservable and significant to the overall fair value measurement.

The following table provides a reconciliation of changes in the fair value of the Partnership’s risk management assets and liabilities:

As at	December 31, 2016	January 1, 2016
Fair Value of Contracts, Beginning of Period	13,834,317	8,687,114
Fair Value of Contracts Realized During the Period	(19,797,345)	(68,926,382)
Change in Fair Value of Contracts in Place at Beginning of Period and Contracts Entered Into During the Period	(1,834,206)	72,396,967
Unrealized Foreign Exchange Gain (Loss) on U.S. Dollar Contracts	(1,855,772)	1,676,618

Fair Value of Contracts, End of Period	(9,653,006)	13,834,317

Financial assets and liabilities are only offset if the Partnership has the current legal right to offset and intends to settle on a net basis or settle the asset and liability simultaneously. The Partnership offsets risk management assets and liabilities when the counterparty, commodity, currency and timing of settlement are the same. No additional unrealized risk management positions are subject to an enforceable master netting arrangement or similar agreement that are not otherwise offset.

The derivative liabilities do not have credit risk-related contingent features. Due to credit practices that limit transactions according to counterparties’ credit quality, the change in fair value through profit or loss attributable to changes in the credit risk of financial liabilities is immaterial.

C) Earnings Impact of (Gains) Losses From Risk Management Positions

For the periods ended	December 31, 2016	January 1, 2016
Realized (Gain) Loss	(19,797,345)	(68,926,382)
Unrealized (Gain) Loss	21,631,551	(3,470,585)

(Gain) Loss on Risk Management	1,834,206	(72,396,967)

25.	RISK MANAGEMENT

The Partnership is exposed to financial risks, including market risk related to commodity prices, foreign exchange rates, as well as credit risk and liquidity risk.

A) Commodity Price Risk

Commodity price risk arises from the effect that fluctuations of forward commodity prices may have on the fair value or future cash flows of financial assets and liabilities. To partially

FCCL Partnership	Financial Statements

NOTES TO FINANCIAL STATEMENTS

All amounts in Canadian Dollars, unless otherwise indicated

For the period ended December 31, 2016

mitigate exposure to commodity price risk, the Partnership has entered, either directly or indirectly through Cenovus, into various financial derivative instruments.

The use of these derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors of Cenovus. The Partnership’s policy is not to use derivative financial instruments for speculative purposes.

Net Fair Value of Commodity Price Positions

As at December 31, 2016	Notional Volumes	Term	Average Price		Fair Value
Crude Oil Contracts
WTI Fixed Price	34,100 bbls/d	December 2016 – February 2017	US$	48.02/bbl	(9,653,006)

Sensitivities – Risk Management Positions

The following table summarizes the sensitivity of the fair value of the Partnership’s risk management positions to fluctuations in commodity prices, with all other variables held constant. The Partnership believes the price fluctuations identified in the table below are a reasonable measure of volatility. The impact of fluctuating commodity prices on the Partnership’s open risk management positions in place at December 31, 2016 could have resulted in unrealized gains (losses) impacting earnings before income tax based on the following risk management positions in place:

		December 31, 2016
($ millions)	Sensitivity Range	Increase	Decrease
Crude Oil Commodity Price	± US$5 per bbl Applied to WTI Hedges	(7)	7

		January 1, 2016
($ millions)	Sensitivity Range	Increase	Decrease
Crude Oil Commodity Price	± US$10 per bbl Applied to WTI Hedges	(44)	44
Condensate Commodity Price	± US$10 per bbl Applied to Condensate Hedges	15	(15)

B) Foreign Exchange Risk

Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of the Partnership’s financial assets or liabilities. As the Partnership operates in North America, fluctuations in the exchange rate between the U.S./Canadian dollar can have a significant effect on reported results.

C) Credit Risk

Credit risk arises from the potential that the Partnership may incur a loss if a counterparty to a financial instrument fails to meet its obligation in accordance with agreed terms. This credit risk exposure is mitigated through the use of the approved credit policy governing the Partnership’s credit portfolio and with credit practices that limit transactions according to counterparties’ credit quality. The maximum credit risk exposure associated with accounts receivable and accrued revenues is the total carrying value. As at December 31, 2016 and

FCCL Partnership	Financial Statements

NOTES TO FINANCIAL STATEMENTS

All amounts in Canadian Dollars, unless otherwise indicated

For the period ended December 31, 2016

January 1, 2016, substantially all of the Partnership’s accounts receivable were less than 60 days. A substantial portion of the Partnership’s accounts receivable is with Cenovus and CEMSL as discussed in Note 23.

Major Customers

In connection with the marketing and sale in Canada of the Partnership’s crude oil for the period ended December 31, 2016, the Partnership had two customers which individually accounted for more than 10 percent of its revenues, net of royalties. Sales to these companies, one a refining company and the other a major international integrated energy company, both with high quality investment grade ratings, were approximately $954 million and $599 million, respectively (for the period ended January 1, 2016 – two customers; sales of $1,076 million and $1,090 million).

D) Liquidity Risk

Liquidity risk is the risk that the Partnership will not be able to meet all of its financial obligations as they become due. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price. The Partnership has no debt other than the long-term loans payable to partners. Cash generated from operating activities are used to fund the Partnership’s capital program.

Undiscounted cash outflows relating to financial liabilities are:

As at December 31, 2016	Less than 1 Year	1-3 Years	4-5 Years	Thereafter	Total
Accounts Payable and Accrued Liabilities	283,699,658	—	—	—	283,699,658
Due to Partner	99,168,868	—	—	—	99,168,868
Due to Related Party	13,424,620	—	—	—	13,424,620
Long-Term Loans Payable to Partners	—	—	—	434,000	434,000
Interest on Long-Term Loans to Partners(1)	52,080	104,160	104,160	807,240	1,067,640

As at January 1, 2016	Less than 1 Year	1-3 Years	4-5 Years	Thereafter	Total
Accounts Payable and Accrued Liabilities	340,887,714	—	—	—	340,887,714
Due to Partner	102,406,932	—	—	—	102,406,932
Due to Related Party	1,457,805	—	—	—	1,457,805
Long-Term Loans Payable to Partners	—	—	—	434,000	434,000
Interest on Long-Term Loans to Partners(1)	52,080	104,160	104,160	859,320	1,119,720

(1)	Assumes maximum rate of return to maturity of loan (Note 20).

26.	SUPPLEMENTARY CASH FLOW INFORMATION

For the periods ended	December 31, 2016	January 1, 2016
Interest Received	4,281,520	3,440,498
Interest Paid	1,102,577	405,128

FCCL Partnership	Financial Statements

NOTES TO FINANCIAL STATEMENTS

All amounts in Canadian Dollars, unless otherwise indicated

For the period ended December 31, 2016

27.	COMMITMENTS AND CONTINGENCIES

A) Commitments

As part of normal operations, the Partnership has committed to certain amounts over the next five periods and thereafter as follows:

As at December 31, 2016 ($ millions)	1 Year	2 Years	3 Years	4 Years	5 Years	Thereafter	Total
Transportation and Storage	341	341	341	341	353	4,696	6,413
Operating Leases	4	3	3	2	2	—	14
Capital Commitments	21	5	1	—	—	—	27
Other Long-Term Commitments	42	—	—	—	—	—	42

Total Payments	408	349	345	343	355	4,696	6,496

As at January 1, 2016 ($ millions)	1 Year	2 Years	3 Years	4 Years	5 Years	Thereafter	Total
Transportation and Storage	333	352	414	414	422	5,203	7,138
Operating Leases	4	3	3	2	2	3	17
Capital Commitments	29	7	—	—	—	—	36
Other Long-Term Commitments	11	—	—	—	—	—	11

Total Payments	377	362	417	416	424	5,206	7,202

B) Contingencies

Legal Proceedings

The Partnership is involved in a limited number of legal claims associated with the normal course of operations. The Partnership believes that any liabilities that might arise from such matters, to the extent not provided for, are not likely to have a material effect on its Financial Statements.

Decommissioning Liabilities

The Partnership is responsible for the retirement of long-lived assets at the end of their useful lives. The Partnership has recorded a liability of $259 million as at December 31, 2016 (January 1, 2016 – $346 million), based on current legislation and estimated costs, related to its crude oil and natural gas properties. Actual costs may differ from those estimated due to changes in legislation and changes in costs.

FCCL Partnership	Financial Statements

Cenovus Energy Inc.

Pro Forma Consolidated Financial Statements (unaudited)

For the Year Ended December 31, 2016

(Canadian Dollars)

Cenovus Energy Inc.	Pro Forma Consolidated Financial Statements

PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS (unaudited)

For the Year Ended December 31, 2016

($ millions, except for per share amounts)

	Cenovus Energy Inc.	Acquisition of 50% of Partnership	Pro Forma Adjustments	Notes	Pro Forma Cenovus with Additional 50% of Partnership
Revenues
Gross Sales	12,282	2,947	(40)	3K	15,189
Less Royalties	148	10	(1)	3K	157

	12,134	2,937	(39)		15,032

Expenses
Purchase Product	6,978	—	—		6,978
Transportation and Blending	1,901	1,784	(28)	3K	3,657
Operating	1,683	487	(7)	3K	2,163
Production and Mineral Taxes	12	—	—		12
(Gain) Loss on Risk Management	343	1	—		344
Depreciation, Depletion and Amortization	1,498	659	62	3F	2,219
Exploration Expense	2	1	—		3
General and Administrative	326	94	—		420
Finance Costs	492	11	279	3D	782
Interest Income	(52)	(2)	•	3E	•
Foreign Exchange (Gain) Loss, Net	(198)	(4)	—		(202)
Research Costs	36	16	—		52
Revaluation Gain	—	—	(2,505)	2	(2,505)
Transaction Costs	—	—	50	3G	50
(Gain) Loss on Divestiture of Assets	6	1	—		7
Other (Income) Loss, Net	34	—	—		34

Earnings (Loss) Before Income Tax	(927)	(111)	•		•
Income Tax Expense (Recovery)	(382)	(31)	•	3H	•

Net Earnings (Loss)	(545)	(80)	•		•

Net Earnings (Loss) Per Common Share
Basic	(0.65)			3I	•

Diluted	(0.65)			3I	•

See accompanying Notes to Pro Forma Consolidated Financial Statements (unaudited).

Cenovus Energy Inc.	Pro Forma Consolidated Financial Statements

PRO FORMA CONSOLIDATED OPERATING STATEMENT (unaudited)

For the Year Ended December 31, 2016

($ millions)

	Cenovus Energy Inc.	DBA Acquisition	Pro Forma Adjustments	Notes	Pro Forma with DBA Acquisition	Acquisition of 50% of Partnership	Pro Forma Adjustments	Notes	Pro Forma Cenovus
Revenues
Gross Sales	12,282	774	—		13,056	2,947	(40)	3K	15,963
Less: Royalties	148	90	—		238	10	(1)	3K	247

	12,134	684	—		12,818	2,937	(39)		15,716
Expenses
Purchased Product	6,978	—	—		6,978	—	—		6,978
Transportation and Blending	1,901	—	—		1,901	1,784	(28)	3K	3,657
Operating	1,683	367	(5)	3C	2,045	487	(7)	3K	2,525
Production and Mineral Taxes	12	—	—		12	—	—		12

Operating Income	1,560	317	5		1,882	666	(4)		2,544

See accompanying Notes to Pro Forma Consolidated Financial Statements (unaudited).

Cenovus Energy Inc.	Pro Forma Consolidated Financial Statements

PRO FORMA CONSOLIDATED BALANCE SHEET (unaudited)

As at December 31, 2016

($ millions)

	Cenovus Energy Inc.	Acquisition of 50% of Partnership (note 2,3K)	Pro Forma Adjustments	Notes	Pro Forma with 100% of Partnership	DBA Acquisition (note 2)	Pro Forma Adjustments	Notes	Pro Forma Cenovus
Assets
Current Assets
Cash and Cash Equivalents	3,720	403		3A(ii)		—		3A(ii)
Accounts Receivable and Accrued Revenues	1,838	332	—		2,170	—	—		2,170
Income Tax Receivable	6	—	—		6	—	—		6
Inventories	1,237	35	—		1,272	—	—		1,272
Risk Management	21	—	—		21	—	—		21

Current Assets	6,822	770				—
Exploration and Evaluation Assets	1,585	2,683	—		4,268	2,444	—		6,712
Property, Plant and Equipment, Net	16,426	11,407	—		27,833	4,036	—		31,869
Risk Management	3	—	—		3	—	—		3
Income Tax Receivable	124	—	—		124	—	—		124
Other Assets	56	3	—		59	—	—		59
Goodwill	242	2,449	—		2,691	—	—		2,691

Total Assets	25,258	17,312				6,480

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts Payable and Accrued Liabilities	2,266	151	50	3G	2,467	—	—		2,467
Income Tax Payable	112	—	—		112	—	—		112
Contingent payment	—	—	51	3A(iii)	51				51
Short-Term Borrowings	—	—	4,800	3B(i)	4,800	—	900	3B(i)	5,700
Risk Management	293	5	—		298	—	—		298

Current Liabilities	2,671	156	4,901		7,728	—	900		8,628
Long-Term Debt	6,332	—	757	3B(i)	7,089	—	1,943	3B(i)	9,032
Risk Management	22	—	—		22	—	—		22
Decommissioning Liabilities	1,847	129	—		1,976	480	—		2,456
Other Liabilities	211	11	—		222	—	—		222
Contingent payment	—	—	304	3A(iii)	304	—	—		304
Deferred Income Taxes	2,585	3,100	3	3H	5,688	—	9	3H	5,697

Total Liabilities	13,668	3,396	5,965		23,029	480	2,852		26,361
Shareholders’ Equity								3A,
Share Capital	5,534	—		3B(ii)		—		3B(ii)
			2,389	3A(i)			1,222	3A(i)
Paid in Surplus	4,350	—	—		4,350	—	—		4,350
Retained Earnings	796	1,829	(36)	2,3H, 3G	2,589	—	—		2,589
		12,087	(12,087)			6,000	(6,000)
AOCI(1)	910	—	—		910	—	—		910

Shareholders’ Equity	11,590	13,916				6,000

Total Liabilities and Shareholders’ Equity	25,258	17,312				6,480

(1)	Accumulated Other Comprehensive Income

See accompanying Notes to Pro Forma Consolidated Financial Statements (unaudited).

Cenovus Energy Inc.	Pro Forma Consolidated Financial Statements

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in Canadian Dollars (in $ millions), unless otherwise indicated

For the year ended December 31, 2016

1.	BASIS OF PRESENTATION

The accompanying unaudited pro forma consolidated financial statements (the “pro forma statements”) of Cenovus Energy Inc. (“Cenovus” or the “Company”) have been prepared by Management of Cenovus for illustrative purposes only and give effect to Cenovus’s proposed acquisition (the “Acquisition”) of; (i) an additional 50 percent interest in FCCL Partnership (“FCCL” or the “Partnership”), and (ii) the majority of the Western Canadian Conventional Assets (the “Deep Basin Assets” or the “DBA”) of ConocoPhillips. The unaudited pro forma consolidated financial information has been prepared using International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and on a basis consistent with Cenovus’s accounting policies.

The Acquisition is accounted for using the acquisition method pursuant to IFRS 3, “Business Combinations” (“IFRS 3”). Under the acquisition method, assets and liabilities are recorded at their fair value on the date of acquisition and the total consideration is allocated to the tangible and intangible assets acquired and liabilities assumed. The excess of consideration given over the fair value of the net assets acquired will be recorded as goodwill. The acquisition of the additional 50 percent interest in FCCL has been accounted for as a step acquisition and as such Cenovus’s existing 50 percent interest has been revalued to fair value with the difference between Cenovus’s carrying value and fair value recognized in net earnings (loss) as a Revaluation Gain.

The unaudited pro forma statements have been prepared from information derived from, and should be read in conjunction with, the audited consolidated financial statements of Cenovus as at and for the year ended December 31, 2016, the audited financial statements of FCCL Partnership as at and for the period ended December 31, 2016 and the audited Statements of Revenue, Royalties and Production Costs for the Western Canadian Conventional Assets for the year ended December 31, 2016.

The unaudited pro forma consolidated balance sheet gives effect to the Acquisition and assumptions described in note 2 and note 3 as if the Acquisition had occurred on December 31, 2016. The unaudited pro forma consolidated statement of earnings and the unaudited pro forma operating statement give effect to the Acquisition and assumptions described in note 3 as if the Acquisition had occurred on January 1, 2016.

The adjustments to the pro forma statements are preliminary and have been made solely for the purpose of presenting the pro forma statements, which are necessary to comply with applicable disclosure and reporting requirements. The pro forma statements are prepared in accordance with IFRS and Canadian securities laws and are not intended to comply with the requirements of Regulation S-X under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and the rules and regulations of the SEC promulgated thereunder that would be applicable to a U.S. issuer offering securities registered under the Securities Act.

The unaudited pro forma statements may not be indicative of the results that would have occurred if the events reflected therein had been in effect on the dates indicated or of the results which may be obtained in the future. The actual financial position and results of operations of Cenovus for any period following the closing of the Acquisition will vary from the amounts set forth in the unaudited pro forma statements and such variation may be material. The pro forma statements do not give effect to any asset dispositions expected to occur.

Transactions between Cenovus and the acquired interest in FCCL during the periods presented have been eliminated from the unaudited pro forma statements.

Cenovus Energy Inc.	Pro Forma Consolidated Financial Statements

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in Canadian Dollars (in $ millions), unless otherwise indicated

For the year ended December 31, 2016

2.	THE ACQUISITION

On March 29, 2017, Cenovus announced that it had entered into a purchase and sale agreement with ConocoPhillips to purchase all of ConocoPhillips’ interest in FCCL which would increase Cenovus’s interest to 100 percent. In addition, Cenovus will acquire undeveloped land, producing assets and interests in various facilities in Alberta and British Columbia. Consideration for the Acquisition of US$13,269 million, prior to adjustments, consists of cash and 208 million Cenovus common shares. In addition, Cenovus has agreed to make contingent payments as described in Note 3.

Upon completion of the Acquisition, Cenovus will control FCCL, as defined under IFRS 10, “Consolidated Financial Statements”. Accordingly, FCCL will be consolidated upon completion of the Acquisition. The Acquisition will be accounted for using the acquisition method pursuant to IFRS 3. Under the acquisition method, assets and liabilities are recorded at their fair values on the date of purchase and the total purchase price is allocated to the tangible and intangible assets acquired and liabilities assumed. The excess of consideration given over the fair value of the net assets acquired will be recorded as goodwill. Cenovus’s existing 50 percent interest in FCCL was jointly controlled with its partner and met the definition of a joint operation under IFRS 11, “Joint Arrangements” and as such Cenovus recognized its share of the assets, liabilities revenues and expenses in its consolidated results before the business combination. As a result of the Acquisition, Cenovus’s existing 50 percent interest was re-measured to its fair value resulting in a non-cash gain of $2,505 million ($1,829 million, after-tax) which was recorded as a Revaluation Gain in net earnings (loss).

Cenovus Energy Inc.	Pro Forma Consolidated Financial Statements

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in Canadian Dollars (in $ millions), unless otherwise indicated

For the year ended December 31, 2016

The following table summarizes the estimated fair value assigned to each major class of assets and liabilities acquired as at December 31, 2016. This purchase price allocation is preliminary and is subject to change.

($ millions)
Consideration (Note 3A)
Shares	3,611
Cash	14,121

17,732
Fair value of existing 50 percent ownership interest	12,063
Accounting value of contingent payments	355

Total Consideration	30,150

100 percent of the identifiable assets and liabilities for FCCL Partnership
Cash	806
Working capital	396
Exploration and evaluation assets	3,137
Property, plant and equipment	20,071
Other assets	6
Risk management	(10)
Decommissioning liabilities	(259)
Deferred tax	(2,424)
Other liabilities	(22)

21,701

Recognized amounts of identifiable assets acquired and liabilities assumed for DBA
Exploration and evaluation assets	2,444
Property, plant and equipment	4,036
Decommissioning liabilities	(480)

6,000

Total identifiable net assets	27,701

Goodwill	2,449

Total	30,150

Under the acquisition method, the acquired assets and liabilities assumed are measured at their estimated fair value at the date of acquisition. The excess of the purchase price over the preliminary estimated fair value of net assets acquired is classified as goodwill on the accompanying unaudited pro forma consolidated balance sheet.

The Acquisition is expected to be financed through a mix of equity, funds drawn from Cenovus’s existing and acquisition credit facilities, and a portion of cash on hand.

3.	PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

A) Consideration

Consideration provided to the vendor will be a combination of common shares and cash.

(i) Vendor share issuance

Pursuant to the purchase and sale agreement, Cenovus will issue ConocoPhillips 208 million Cenovus common shares. For purposes of the pro forma financial statements, the

Cenovus Energy Inc.	Pro Forma Consolidated Financial Statements

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in Canadian Dollars (in $ millions), unless otherwise indicated

For the year ended December 31, 2016

share component of the consideration has been determined based on the March 28, 2017 closing share price of $17.36, which could vary materially from the price prevailing on the closing date and applied in the final purchase price allocation.

(ii) Cash

The remaining purchase price consideration of $14,121 million will be paid in cash and is expected to be financed with a portion of cash on hand ($             million), borrowings under Cenovus’s existing credit facility and acquisition credit facilities, and the public offering of Cenovus common shares as detailed below. The March 28, 2017 Bank of Canada noon rate of 1.3363 Canadian dollars per U.S. dollar has been used for the purposes of these pro forma statements. At the close of the acquisition, the applicable foreign exchange rate will be applied to the cash consideration to convert to Canadian dollars.

(iii) Contingent payment

Cenovus and ConocoPhillips have agreed to a contingent payment related to acquired oil sands production with a five-year term beginning on the closing date. The quarterly payment will be an amount equal to the amount that the quarterly average of the daily Western Canadian Select (“WCS”) price exceeds $52.00 per barrel multiplied by six million dollars. This payment may be adjusted for material production outages. No contingent payment is required to be made in any such quarter in which the average daily WCS price is less than $52.00 per barrel. There are no maximum payment terms associated with the contingent payment.

For accounting purposes under IFRS, the contingent payment is accounted for as a financial option and has been valued using an option pricing model where the probability distribution for WCS is based on the volatility of West Texas Intermediate options, volatility of Canadian-U.S. foreign exchange options and WCS futures pricing. For the purpose of these pro forma financial statements, the fair value of the contingent payment has been estimated to be $355 million. The fair value on closing date could vary materially. Changes in fair value of the contingent payment after the closing date are re-measured at fair value at each reporting date with changes in fair value recognized in net earnings (loss).

As of March 22, 2017, the forward market for WCS for the next five years averages approximately US$32.64 per barrel or Canadian $43.41 per barrel.

B) Financing of the Proposed Acquisition

The cash portion of the purchase price will be financed through borrowings under Cenovus’s existing credit facility and acquisition credit facilities, common shares and a portion of cash on hand.

(i) Committed credit facility / Acquisition financing

Approximately $900 million will be drawn on Cenovus’s existing committed credit facility and an additional $7.5 billion will be financed through borrowings under the acquisition credit facilities. Approximately $5,700 million of the additional debt of $8,400 million will be repayable within the next year.

(ii) Common share issuance

The common share portion of the purchase price consideration is expected to be financed by the distribution of common shares of Cenovus, at a price of $             for gross proceeds of

Cenovus Energy Inc.	Pro Forma Consolidated Financial Statements

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in Canadian Dollars (in $ millions), unless otherwise indicated

For the year ended December 31, 2016

$             million ($             million net of $             million issue costs and assuming no exercise of the Over-Allotment Option provided to the Underwriters, as defined in the prospectus supplement).

C) IFRS – U.S. GAAP Differences

The audited Statement of Revenue, Royalties and Production Costs for the Western Canadian Conventional Assets include production costs associated with exploration geological and geophysical activities that would be capitalized under Cenovus’s accounting policy. Total costs of $5 million have been removed from operating expenses.

D) Interest Expense

Interest expense was adjusted to reflect the additional debt incurred to fund the Acquisition as if it had occurred on January 1, 2016. A pro forma adjustment was made to increase interest expense by $279 million for the year ended December 31, 2016. The interest adjustment was calculated using an average interest rate of 3.3 percent.

E) Interest Income

Interest income was adjusted to reflect foregone interest on $             billion of cash used to fund the Acquisition as if the Acquisition had occurred on January 1, 2016. A pro forma adjustment was made to decrease interest income by $             million for the year ended December 31, 2016. The interest adjustment was calculated using an average interest rate of one percent.

F) Depreciation, Depletion and Amortization

Depreciation, depletion and amortization has been adjusted to reflect the application of the appropriate unit of production rate for the increased value of the property, plant and equipment associated with FCCL.

G) Transaction Costs

Transaction costs of $50 million have been recorded as expenses for the year ended December 31, 2016 as a result of the pro forma acquisition date of January 1, 2016. Transaction costs comprise estimated costs for legal, accounting and other costs associated with the completion of the Acquisition, excluding share and debt issue costs.

H) Deferred Income Tax

The adjustment to income tax includes the deferred tax impact of the above pro forma adjustments as well as the gain on acquisition discussed in note 2. Income taxes applicable to the pro forma adjustments are calculated at the Canadian statutory tax rate of 27 percent. The deferred income tax liability is the cumulative amount of tax applicable to temporary differences between the accounting and tax values of assets and liabilities.

Cenovus Energy Inc.	Pro Forma Consolidated Financial Statements

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in Canadian Dollars (in $ millions), unless otherwise indicated

For the year ended December 31, 2016

I) Earnings per Share

Earnings per share is based on the historical weighted average number of shares adjusted as follows and assumes the Over-Allotment Option is not exercised by the Underwriters:

As at	December 31, 2016
Basic – weighted average number of shares (millions)	833.3
Common share issuance to vendor	208.0
Public common share issuance

Basic – pro forma weighted average number of shares

Diluted – weighted average number of shares (millions)	833.3
Common share issuance to vendor	208.0
Public common share issuance

Diluted – pro forma weighted average number of shares

K) Intercompany Transactions and Balances

Intercompany transactions and balances between Cenovus and FCCL for the acquired interest have been eliminated in the unaudited pro forma statements.

Cenovus Energy Inc.	Pro Forma Consolidated Financial Statements

FCCL Partnership

Supplementary Information—Oil and Gas Activities (unaudited)

For the year ended December 31, 2016

(Canadian dollars)

DISCLOSURES ABOUT OIL AND GAS PRODUCING ACTIVITIES TOPIC 932 “EXTRACTIVE ACTIVITIES—OIL AND GAS” (UNAUDITED)

The following select disclosures of FCCL Partnership’s (“FCCL” or the “Partnership”) reserves and other oil and gas information have been prepared in accordance with United States (“U.S.”) Financial Accounting Standards Board (“FASB”) Topic 932, “Extractive Activities—Oil & Gas” and the U.S. disclosure requirements of the Securities and Exchange Commission (“SEC”). While the Partnership is not a separate tax paying entity for Canadian federal and provincial income tax purposes, the following disclosure has been prepared assuming the Partnership is subject to taxation as a Canadian corporation. Income taxes related to the Partnership’s income are the responsibility of each of its partners.

All amounts pertaining to FCCL’s audited Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise noted, all dollars are in millions of Canadian dollars. All references to C$ or $ are to Canadian dollars and references to US$ are to U.S. dollars.

RESERVES DATA

The SEC Modernization of Oil and Gas Reporting final rules require that proved reserves be estimated using existing economic conditions (constant pricing). FCCL’s results have been calculated using the average of the first-day-of-the-month prices for the prior twelve month period. This same twelve month average price is also used in calculating the aggregate amount of (and changes in) future cash inflows related to the standardized measure of discounted future net cash flows. Future fluctuations in prices, production rates, or changes in political or regulatory environments could cause FCCL’s share of future production from Canadian reserves to be materially different from that presented.

The reserves estimates included in this supplemental information are estimates only. There are numerous uncertainties inherent in estimating quantities of reserves, including many factors beyond the Partnership’s control. In general, estimates of economically recoverable bitumen, crude oil and natural gas reserves and the future net cash flows derived therefrom are based upon a number of variable factors and assumptions, including but not limited to: product prices; future operating and capital costs; historical production from the properties and the assumed effects of regulation by governmental agencies, including with respect to royalty payments and taxes; initial production rates; production decline rates; and the availability, proximity and capacity of oil and gas gathering systems, pipelines and processing facilities, all of which may vary considerably from actual results.

All such estimates are to some degree uncertain and classifications of reserves are only attempts to define the degree of uncertainty involved. For those reasons, estimates of the economically recoverable bitumen, crude oil and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues expected therefrom, prepared by different engineers or by the same engineers at different times, may vary substantially. FCCL’s actual production, revenues, royalty payments, taxes and development and operating expenditures with respect to its reserves may vary from current estimates and such variances may be material.

Estimates with respect to reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves, rather than upon actual production history. Subsequent evaluation of the same reserves based upon production history will result in variations, which may be material, in the estimated reserves.

FCCL Partnership	Supplementary Information—Oil and Gas Activities (unaudited)

Canadian provincial royalties are determined based on a graduated percentage scale which varies with prices and production volumes. Canadian reserves, as presented on a net basis, assume royalty rates in existence at the time the estimates were made.

Subsequent to December 31, 2016 no major discovery or other favourable or unfavourable event is believed to have caused a material change in the proved reserves as of that date.

The reserves data contained herein is dated February 14, 2017 with an effective date of December 31, 2016.

FCCL Partnership	Supplementary Information—Oil and Gas Activities (unaudited)

OIL AND GAS RESERVE INFORMATION

All of FCCL’s reserves are located in Alberta, Canada.

Net Proved Reserves (FCCL Share After Royalties)(1)(2)

Average Fiscal-Year Prices

Bitumen (MMbbls)(3)
2015
Beginning of year	3,006
Revisions and improved recovery	672
Extensions and discoveries	328
Purchase of reserves in place	—
Sale of reserves in place	—
Production	(100)

End of year	3,906

Developed	565
Undeveloped	3,341

Total	3,906

2016
Beginning of year	3,906
Revisions and improved recovery	(256)
Extensions and discoveries	268
Purchase of reserves in place	—
Sale of reserves in place	—
Production	(109)

End of year	3,809

Developed	613
Undeveloped	3,196

Total	3,809

(1)	Definitions:

(a)	“Net” reserves are the remaining reserves attributable to FCCL, after deduction of estimated royalties and including royalty interests.
(b)

“Proved” oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs and under existing economic conditions, operating methods and government regulations, i.e., prices and costs as of the date the estimate is made.

(c)

“Developed” oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods in which the cost of the required equipment is relatively minor compared to the cost of a new well.

(d)

“Undeveloped” reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(2)	Estimates of total net proved bitumen, reserves are not filed by FCCL with any U.S. federal authority or agency other than the SEC.
(3)	Millions of barrels is abbreviated as MMbbls;

FCCL Partnership	Supplementary Information—Oil and Gas Activities (unaudited)

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS AND CHANGES THEREIN

In calculating the standardized measure of discounted future net cash flows, the average of the first-day-of-the-month prices for the prior twelve month period and cost assumptions were applied to FCCL’s annual future production from proved reserves to determine cash inflows. Future production and development costs do not include any cost inflation and assume the continuation of existing economic, operating and regulatory conditions. Future income taxes are calculated by applying statutory income tax rates to future pre-tax cash flows after provision for the tax cost of the oil and natural gas properties based upon existing laws and regulations. The discount was computed by application of a 10 percent discount factor to the future net cash flows. The calculation of the standardized measure of discounted future net cash flows is based upon the discounted future net cash flows prepared by independent qualified reserves evaluators in relation to the reserves they respectively evaluated, and adjusted to the extent provided by contractual arrangements such as price risk management activities, in existence at year end and to account for asset retirement obligations and future income taxes.

The Partnership cautions that the discounted future net cash flows relating to proved oil and gas reserves are an indication of neither the fair market value of FCCL’s oil and gas properties, nor the future net cash flows expected to be generated from such properties. The discounted future net cash flows do not include the fair market value of exploratory properties and probable or possible oil and gas reserves, nor is consideration given to the effect of anticipated future changes in crude oil and natural gas prices, development, asset retirement and production costs and possible changes to tax and royalty regulations. The prescribed discount rate of 10 percent may not appropriately reflect future interest rates. The computation also excludes values attributable to FCCL’s enhancing the netback price of the Partnership’s proprietary production.

Computation of the standardized measure of discounted future net cash flows relating to proved oil and gas reserves were based on the following average of the first-day-of-the-month benchmark prices for the twelve month period before the end of the year:

	Crude oil
	WTI(1) Cushing Oklahoma (US$/bbl)	WCS(2) (C$/bbl)	Edmonton par (C$/bbl)
2016	42.75	37.98	52.06
2015	50.28	46.78	59.41

(1)	WTI is an abbreviation for West Texas Intermediate.
(2)	WCS is an abbreviation for Western Canadian Select.

FCCL Partnership	Supplementary Information—Oil and Gas Activities (unaudited)

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

($ millions)	2016	2015
Future cash inflows	86,579	125,322
Less future:
Production costs	41,030	56,753
Development costs	20,211	25,901
Decommissioning liability payments	2,166	2,456
Income taxes	4,998	9,398

Future net cash flows	18,174	30,814
Less 10 percent annual discount for estimated timing of cash flows	11,625	21,180

Discounted future net cash flows	6,549	9,634

Changes in Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

($ millions)	2016	2015
Balance, beginning of year	9,634	26,710
Changes resulting from:
Sales of oil and gas produced during the period	(1,345)	(1,340)
Extensions, discoveries and improved recovery, net of related costs	564	1,030
Purchases of proved reserves in place	—	—
Sales of proved reserves in place	—	—
Net change in prices and production costs	(6,736)	(30,476)
Revisions to quantity estimates	(803)	2,106
Accretion of discount	1,226	3,492
Previously estimated development costs incurred net of change in future development costs	2,818	3,069
Asset Retirement Obligation	23	(130)
Other	1	(402)
Net change in income taxes	1,167	5,575

Balance, end of year	6,549	9,634

FCCL Partnership	Supplementary Information—Oil and Gas Activities (unaudited)

OTHER FINANCIAL INFORMATION

Results of Operations

($ millions)	2016(1)	2015(2)
Oil and gas sales to external customers, net of royalties, transportation and blending and realized risk management	2,315	2,350

Less:
Operating costs, production and mineral taxes, and accretion of decommissioning liabilities	992	1,029
Depreciation, depletion and amortization	1,314	1,245
Exploration expense	1	—

Operating income	8	76
Income taxes	2	20

Results of operations	6	56

(1)	For the period January 2, 2016 to December 31, 2016
(2)	For the year ended January 1, 2016

Capitalized Costs

($ millions)	2016	2015
Proved oil and gas properties	25,371	24,274
Unproved oil and gas properties(1)	2,935	3,021

Total capital cost	28,306	27,295
Accumulated depreciation, depletion and amortization	6,593	5,290

Net capitalized costs	21,713	22,005

(1)	Unproved oil and gas properties include exploration and evaluation assets for which no proved reserves have been recognized.

Costs Incurred

($ millions)	2016	2015
Acquisitions
Unproved	—	6
Proved	—	—

Total acquisitions	—	6
Exploration costs	67	104
Development costs	1,065	2,098

Total costs incurred	1,132	2,208

FCCL Partnership	Supplementary Information—Oil and Gas Activities (unaudited)

Cenovus Energy Inc.

Pro Forma Supplementary Information—Oil and Gas Activities (unaudited)

For the Year Ended December 31, 2016

(Canadian Dollars)

DISCLOSURES ABOUT OIL AND GAS PRODUCING ACTIVITIES TOPIC 932 “EXTRACTIVE ACTIVITIES—OIL AND GAS” (unaudited)

The accompanying unaudited pro forma disclosures of reserves and other oil and gas information (the “pro forma information”) of Cenovus Energy Inc. (“Cenovus” or the “Company”) have been prepared by the Management of Cenovus for illustrative purposes only and give effect to Cenovus’s proposed acquisition (the “Acquisition”) of an additional 50 percent interest in FCCL Partnership (“FCCL”) and the majority of the Western Canadian Conventional Assets (the “Deep Basin Assets’ or the “DBA”) of ConocoPhillips. The pro forma information has been prepared in accordance with United States (“U.S.”) Financial Accounting Standards Board (“FASB”) Topic 932, “Extractive Activities–Oil & Gas” and the U.S. disclosure requirements of the Securities and Exchange Commission (“SEC”).

All amounts pertaining to the Cenovus and FCCL are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Amounts pertaining the DBA are in accordance with the financial reporting framework specified in subsection 3.11(5) of National Instrument 52-107 Acceptable Accounting Principles and Auditing Standards for operating statements of an acquired oil and gas property and based on ConocoPhillips’s historical financial information. Unless otherwise noted, all dollars are in millions of Canadian dollars. All references to C$ or $ are to Canadian dollars and references to US$ are to U.S. dollars.

The unaudited pro forma information which have been prepared from information derived from and should be read in conjunction with the Supplementary Information–Oil and Gas Activities of Cenovus, FCCL and the audited Statements of Revenue, Royalties and Production Costs for the Western Canadian Conventional Assets as at and for the year ended December 31, 2016 as well as the unaudited pro forma consolidated financial statements of Cenovus included in this prospectus supplement.

The unaudited pro forma information may not be indicative of the results that would have occurred if the events reflected therein had been in effect on the dates indicated or of the results which may be obtained in the future. The actual financial position and results of operations of Cenovus for any period following the closing of the Acquisition will vary from the amounts set forth in the unaudited pro forma statements and such variation may be material.

RESERVES DATA

The SEC Modernization of Oil and Gas Reporting final rules require that proved reserves be estimated using existing economic conditions (constant pricing). The pro forma information has been calculated using the average of the first-day-of-the-month prices for the prior twelve month period. This same twelve month average price is also used in calculating the aggregate amount of (and changes in) future cash inflows related to the standardized measure of discounted future net cash flows. Future fluctuations in prices, production rates, or changes in political or regulatory environments could cause Cenovus’s share of future production from Canadian reserves to be materially different from that presented.

The reserves estimates included in this supplemental information are estimates only. There are numerous uncertainties inherent in estimating quantities of reserves, including many factors beyond the Company’s control. In general, estimates of economically recoverable bitumen, crude oil, natural gas liquids (“NGLs”) and natural gas reserves and the future net cash flows derived therefrom are based upon a number of variable factors and assumptions, including but not limited to: product prices; future operating and capital costs; historical production from the properties and the assumed effects of regulation by governmental agencies, including with respect to royalty payments and taxes; initial

Cenovus Energy Inc.	Pro Forma Supplementary Information—Oil and Gas Activities (unaudited)

production rates; production decline rates; and the availability, proximity and capacity of oil and gas gathering systems, pipelines and processing facilities, all of which may vary considerably from actual results.

All such estimates are to some degree uncertain and classifications of reserves are only attempts to define the degree of uncertainty involved. For those reasons, estimates of the economically recoverable bitumen, crude oil and NGLs and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues expected therefrom, prepared by different engineers or by the same engineers at different times, may vary substantially. Actual production, revenues, royalty payments, taxes and development and operating expenditures with respect to reserves may vary from current estimates and such variances may be material.

Estimates with respect to reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves, rather than upon actual production history. Subsequent evaluation of the same reserves based upon production history will result in variations, which may be material, in the estimated reserves.

Canadian provincial royalties are determined based on a graduated percentage scale which varies with prices and production volumes. Canadian reserves, as presented on a net basis, assume royalty rates in existence at the time the estimates were made.

Subsequent to December 31, 2016 no major discovery or other favourable or unfavourable event is believed to have caused a material change in the proved reserves as of that date.

OIL AND GAS RESERVE INFORMATION

All of the asset’s reserves are located in Alberta, Saskatchewan and British Columbia, Canada. The pro forma net proved reserves gives effect to the Acquisition as if the Acquisition had occurred prior to December 31, 2015.

Pro Forma Net Proved Reserves (Share After Royalties)(1)(2)

Average Fiscal-Year Prices

December 31, 2016

Bitumen

(MMbbls)(3)	Cenovus Energy Inc.	50% FCCL Partnership	DBA	Pro Forma Cenovus
Beginning of year	1,953	1,953	—	3,906
Revisions and improved recovery	(128)	(128)	—	(256)
Extensions and discoveries	134	134	—	268
Purchase of reserves in place	—	—	—	—
Sale of reserves in place	—	—	—	—
Production	(54)	(55)	—	(109)

End of year	1,905	1,904	—	3,809

Developed	307	306	—	613
Undeveloped	1,598	1,598	—	3,196

Total	1,905	1,904	—	3,809

Cenovus Energy Inc.	Pro Forma Supplementary Information—Oil and Gas Activities (unaudited)

Crude Oil and Natural Gas liquids

(MMbbls)(3)	Cenovus Energy Inc.	50% FCCL Partnership	DBA	Pro Forma Cenovus
Beginning of year	190	—	56	246
Revisions and improved recovery	(45)	—	13	(32)
Extensions and discoveries	—	—	1	1
Purchase of reserves in place	—	—	—	—
Sale of reserves in place	—	—	—	—
Production	(18)	—	(10)	(28)

End of year	127	—	60	187

Developed	115	—	60	175
Undeveloped	12	—	—	12

Total	127	—	60	187

Natural Gas

(Bcf)(3)	Cenovus Energy Inc.	50% FCCL Partnership	DBA	Pro Forma Cenovus
Beginning of year	539	—	1,061	1,600
Revisions and improved recovery	8	—	114	122
Extensions and discoveries	—	—	40	40
Purchase of reserves in place	—	—	—	—
Sale of reserves in place	—	—	—	—
Production	(141)	—	(183)	(324)

End of year	406	—	1,032	1,438

Developed	405	—	1,027	1,432
Undeveloped	1	—	5	6

Total	406	—	1,032	1,438

(1)	Definitions:
(a)	“Net” reserves are the remaining reserves attributable to Cenovus, after deduction of estimated royalties and including royalty interests.
(b)

“Proved” oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs and under existing economic conditions, operating methods and government regulations, i.e., prices and costs as of the date the estimate is made.

(c)

“Developed” oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods in which the cost of the required equipment is relatively minor compared to the cost of a new well.

(d)

“Undeveloped” reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(2)	Estimates of total net proved bitumen, crude oil, natural gas liquids, or natural gas reserves are not filed by Cenovus with any U.S. federal authority or agency other than the SEC.
(3)	Millions of barrels is abbreviated as MMbbls; Billion cubic feet is abbreviated as Bcf.

Cenovus Energy Inc.	Pro Forma Supplementary Information—Oil and Gas Activities (unaudited)

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS AND CHANGES THEREIN

In calculating the standardized measure of discounted future net cash flows, the average of the first-day-of-the-month prices for the prior twelve month period and cost assumptions were applied to acquired asset’s annual future production from proved reserves to determine cash inflows. Future production and development costs do not include any cost inflation and assume the continuation of existing economic, operating and regulatory conditions. Future income taxes are calculated by applying statutory income tax rates to future pre-tax cash flows after provision for the tax cost of the oil and natural gas properties based upon existing laws and regulations. The discount was computed by application of a 10 percent discount factor to the future net cash flows. The calculation of the standardized measure of discounted future net cash flows is based upon the discounted future net cash flows of the reserves and adjusted to the extent provided by contractual arrangements such as price risk management activities, in existence at year end and to account for asset retirement obligations and future income taxes.

Readers are cautioned that the discounted future net cash flows relating to proved oil and gas reserves are an indication of neither the fair market value of acquired asset’s oil and gas properties, nor the future net cash flows expected to be generated from such properties. The discounted future net cash flows do not include the fair market value of exploratory properties and probable or possible oil and gas reserves, nor is consideration given to the effect of anticipated future changes in crude oil and natural gas prices, development, asset retirement and production costs and possible changes to tax and royalty regulations. The prescribed discount rate of 10 percent may not appropriately reflect future interest rates.

Computation of the standardized measure of discounted future net cash flows relating to proved oil and gas reserves were based on the following average of the first-day-of-the-month benchmark prices for the twelve month period before the end of the year:

	Crude Oil			Natural Gas
	WTI(1) Cushing Oklahoma (US$/bbl)	WCS(2) (C$/bbl)	Edmonton Par (C$/bbl)	Henry Hub Louisiana (US$/MMBtu)	AECO(3) (C$/MMBtu)
2016	42.75	37.98	52.06	2.49	2.17
2015	50.28	46.78	59.41	2.58	2.69

(1)	WTI is an abbreviation for West Texas Intermediate.
(2)	WCS is an abbreviation for Western Canadian Select.
(3)	AECO is an abbreviation for Alberta Energy Company Operations.

Pro forma standardized measure of discounted future net cash flows relating to proved Oil and Gas reserves(1)

2016 ($ millions)	Cenovus Energy Inc.	50% FCCL Partnership	DBA	Pro Forma Cenovus
Future cash inflows	49,119	43,290	3,548	95,957
Less future:
Production costs	24,121	20,515	3,433	48,069
Development costs	11,293	10,106	1,677	23,076
Decommissioning liability payments	2,882	1,083	—	3,965
Income taxes	1,966	2,499	6	4,471

Future net cash flows	8,857	9,087	(1,568)	16,376
Less 10 percent annual discount for estimated timing of cash flows	5,225	5,813	(1,316)	9,722

Discounted future net cash flows	3,632	3,274	(252)	6,654

(1)	The pro forma standardized measure of discounted future net cash flows gives effect to the transaction as if it had occurred prior to December 31, 2015.

Cenovus Energy Inc.	Pro Forma Supplementary Information—Oil and Gas Activities (unaudited)

Pro Forma Changes in Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves(1)

2016 ($ millions)	Cenovus Energy Inc.	50% FCCL Partnership	DBA	Pro Forma Cenovus
Balance, beginning of year	6,026	4,817	27	10,870
Changes resulting from:
Sales of oil and gas produced during the period	(1,421)	(672)	(117)	(2,210)
Extensions, discoveries and improved recovery, net of related costs	285	282	1	568
Purchases of proved reserves in place	—	—	2	2
Sales of proved reserves in place	—	—	—	—
Net change in prices and production costs	(3,895)	(3,368)	(417)	(7,680)
Revisions to quantity estimates	(750)	(402)	37	(1,115)
Accretion of discount	746	613	2	1,361
Previously estimated development costs incurred net of change in future development costs	1,536	1,409	140	3,085
Asset Retirement Obligation	175	12	—	187
Other	58	—	—	58
Net change in income taxes	872	583	73	1,528

Balance, end of year	3,632	3,274	(252)	6,654

(1)	The pro forma changes in standardized measure of discounted future net cash flows gives effect to the transaction as if it had occurred prior to December 31, 2015.

OTHER FINANCIAL INFORMATION

Results of Operations(1)

2016 ($ millions)	Cenovus Energy Inc.	50% FCCL(2) Partnership	Pro Forma Cenovus with Additional 50% of FCCL Partnership	DBA(2)	Pro Forma Cenovus
Oil and gas sales to external customers, net of royalties, transportation and blending and realized risk management	2,031	1,152	3,183	684	3,867
Intersegment sales	347	—	347	—	347

	2,378	1,152	3,530	684	4,214
Less:
Operating costs and production and mineral taxes, and accretion of decommissioning liabilities	1,085	491	1,576	362	1,938

	1,293	661	1,954	322	2,276
Depreciation, depletion and amortization	1,222	721	1,943
Goodwill impairment	—	—	—
Exploration expense	2	1	3

Operating income	69	(61)	8
Income taxes	19	(16)	3

Results of Operation	50	(45)	5

(1)	The pro forma results of operation gives effect to the transaction as if it had occurred as at January 1, 2016.
(2)	Includes the impact of pro forma adjustments. See Pro Forma Statements in Appendix B

Cenovus Energy Inc.	Pro Forma Supplementary Information—Oil and Gas Activities (unaudited)

Capitalized Costs(1)

2016 ($ millions)	Cenovus Energy Inc.	Deemed Disposition of 50% FCCL Partnership	Acquisition of 100% FCCL Partnership	DBA	Pro Forma Cenovus
Proved oil and gas properties	32,274	(12,012)	20,071	4,036	44,369
Unproved oil and gas properties(2)	1,585	(454)	3,137	2,444	6,712

Total capital cost	33,859	(12,466)	23,208	6,480	51,081
Accumulated depreciation, depletion and amortization	20,396	(3,348)	—	—	17,048

Net capitalized costs	13,463	(9,118)	23,208	6,480	34,033

(1)	The pro forma capitalized costs gives effect to the transaction as if it had occurred as at December 31, 2016.

(2)	Unproved oil and gas properties include exploration and evaluation assets for which no proved reserves have been recognized.

Costs Incurred(1)

2016 ($ millions)	Cenovus Energy Inc.	50% FCCL Partnership	Pro Forma Cenovus with Additional 50% of FCCL Partnership
Acquisitions
Unproved	11	—	11
Proved	—	—	—

Total acquisitions	11	—	11
Exploration costs	35	33	68
Development costs	738	533	1,271

Total costs incurred	784	566	1,350

(1)	The pro forma costs incurred gives effect to the transaction as if it had occurred as at January 1, 2016.

Cenovus Energy Inc.	Pro Forma Supplementary Information—Oil and Gas Activities (unaudited)

SHORT FORM BASE SHELF PROSPECTUS

New Issue	February 24, 2016

Cenovus Energy Inc.

US$5,000,000,000

Debt Securities

Common Shares

Preferred Shares

Subscription Receipts

Warrants

Share Purchase Contracts

Units

We may from time to time offer and sell our debentures, notes or other evidence of indebtedness of any kind, nature or description and which may be issuable in series (collectively, “debt securities”), common shares, preferred shares, subscription receipts, warrants, share purchase contracts and units (collectively, debt securities, common shares, preferred shares, subscription receipts, warrants, share purchase contracts and units are referred to in this prospectus as the “Securities”) having an aggregate offering amount of up to US$5,000,000,000 (or the equivalent in other currencies based on the applicable exchange rate at the time of the offering) during the 25-month period that this prospectus, including any amendments hereto, remains valid. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in one or more prospectus supplements. The Securities may be offered and sold in Canada and/or the United States and elsewhere where permitted by law. We will provide the specific terms of the Securities in supplements to this prospectus that will be delivered to purchasers together with this prospectus. Unless otherwise provided in a prospectus supplement relating to a series of debt securities, the debt securities will be our direct, unsecured and unsubordinated obligations and will be issued under a trust indenture. You should read this prospectus and any prospectus supplement carefully before you invest in any of the Securities.

Neither the United States Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved these Securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offence.

We are permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and they are subject to United States auditing and auditor independence standards. Our financial statements may not be comparable to financial statements of United States companies.

Certain data relating to our reserves and resources included in or incorporated by reference in this prospectus has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards. See “Note Relating to Reserves and Resources Disclosure”.

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Owning the Securities may subject you to tax consequences both in the United States and Canada. This prospectus or any applicable prospectus supplement may not describe these tax consequences fully. You should read the tax discussion in any applicable prospectus supplement. See “Certain Income Tax Considerations”.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely because we are organized under the laws of Canada. Most of our directors and officers, and some or all of the experts named in this prospectus, are residents of Canada or otherwise reside outside of the United States, and a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. See “Enforceability of Civil Liabilities”.

Investment in the Securities involves certain risks that should be considered by a prospective purchaser. See “Risk Factors” along with the risk factors described in the applicable prospectus supplement pertaining to a distribution of Securities and the risk factors described in the documents incorporated by reference in this prospectus and any applicable prospectus supplement. See “Where You Can Find More Information”.

We may sell the Securities to or through underwriters or dealers purchasing as principals and may also sell the Securities to one or more purchasers directly pursuant to applicable statutory exemptions, or through agents. See “Plan of Distribution”. The prospectus supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, as the case may be, engaged by us in connection with the offering and sale of Securities, and will set forth the terms of the offering of such Securities, including the method of distribution of such Securities, the public offering price, the proceeds to us, any fees, discounts or other compensation payable to underwriters, dealers or agents, and any other material terms of the plan of distribution. Securities may be sold from time to time in one or more transactions at a fixed price or fixed prices, or at non-fixed prices. If offered on a non-fixed price basis, Securities may be offered at market prices prevailing at the time of sale or at prices to be negotiated with purchasers at the time of sale, which prices may vary as between purchasers and during the period of distribution. If Securities are offered on a non-fixed price basis, the underwriters’, dealers’ or agents’ compensation will be increased or decreased by the amount by which the aggregate price paid for Securities by the purchasers exceeds or is less than the gross proceeds paid by the underwriters, dealers or agents to us. See “Plan of Distribution”.

Subject to applicable laws, in connection with any offering of Securities, the underwriters or agents, as the case may be, may conduct transactions intended to stabilize, maintain or otherwise affect the market price for the Securities at levels other than those which otherwise might prevail in the open market. Such transactions may be commenced, interrupted or discontinued at any time. See “Plan of Distribution”.

Our common shares are listed on the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”) under the symbol “CVE”. On February 23, 2016, the last completed trading day prior to the date of this prospectus, the closing price of the common shares on the TSX and NYSE was $14.49 and US$10.52 per common share, respectively. Unless otherwise specified in the applicable prospectus supplement, the debt securities, preferred shares, subscription receipts, warrants, share purchase contracts and units will not be listed on any securities or stock exchange. There is no market through which the debt securities, preferred shares, subscription receipts, warrants, share purchase contracts and units may be sold and purchasers may not be able to resell such securities purchased under this prospectus and the applicable prospectus supplement. This may affect the pricing of the debt securities, preferred shares, subscription receipts, warrants, share purchase contracts and units in the secondary market, the transparency and availability of trading prices, the liquidity of the debt securities, preferred shares, subscription receipts, warrants, share purchase contracts and units and the extent of issuer regulation. See “Risk Factors”.

Our head and registered office is located at 2600, 500 Centre Street S.E., Calgary, Alberta, Canada T2G 1A6.

OFFERINGS OF DEBT SECURITIES OUTSIDE THE UNITED STATES	25

DESCRIPTION OF SHARE CAPITAL	25

DESCRIPTION OF SUBSCRIPTION RECEIPTS	26

DESCRIPTION OF WARRANTS	27

ABOUT THIS PROSPECTUS

Except as set forth under “Description of Debt Securities”, and unless the context otherwise requires, all references in this prospectus and any prospectus supplement to “Cenovus”, “we”, “us” and “our” mean Cenovus Energy Inc. and its consolidated subsidiaries and partnerships.

In this prospectus, in any prospectus supplement and in documents incorporated by reference in this prospectus, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars, references to “dollars”, or “$” are to Canadian dollars and all references to “US$” are to U.S. dollars. Unless otherwise indicated, all financial information included in this prospectus and documents incorporated by reference in this prospectus or included in any prospectus supplement has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which are also generally accepted accounting principles for publicly accountable enterprises in Canada.

We may, from time to time, sell any combination of the Securities described in this prospectus in one or more offerings up to an aggregate offering amount of US$5,000,000,000 or the equivalent in other currencies. This prospectus provides you with a general description of the Securities that we may offer. Each time we sell Securities under this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering of Securities. The prospectus supplement may also add, update or change information contained in this prospectus. Before you invest, you should read both this prospectus and any applicable prospectus supplement together with additional information described under the heading “Where You Can Find More Information”.

Cenovus has filed with the SEC under the Securities Act of 1933, as amended (the “1933 Act”) a registration statement on Form F-10 relating to the offering of the Securities, of which this prospectus forms part. This prospectus does not contain all of the information set forth in such registration statement, certain items of which are contained in the exhibits to the registration statement as permitted or required by the rules and regulations of the SEC. Items of information omitted from this prospectus but contained in the registration statement will be available on the SEC’s website at www.sec.gov. You may refer to the registration statement and the exhibits to the registration statement for further information with respect to us and the Securities.

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Information on or connected to our website, even if referred to in a document incorporated by reference herein, does not constitute part of this prospectus.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference in this prospectus contain certain forward looking statements and forward looking information (collectively referred to as “forward looking information”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995, about our current expectations, estimates and projections about the future, based on certain assumptions made by us in light of our experience and perception of historical trends. Although we believe that the expectations represented by such forward looking information are reasonable, there can be no assurance that such expectations will prove to be correct.

This forward looking information is identified by words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “forecast” or “F”, “future”, “target”, “position”, “project”, “capacity”, “could”, “should”, “focus”, “goal”, “outlook”, “proposed”, “potential”, “may”, “strategy”, “forward”, “opportunity”, “schedule”, “on track” or similar expressions and includes suggestions of future outcomes, including statements about: Cenovus’s strategy and related milestones and schedules including with respect to the development and growth of our business; projected future value; projections for the current year and future years; forecast operating and financial results; planned capital expenditures, including the timing and financing thereof; expected future production, including the timing, stability or growth thereof; expected reserves, contingent and prospective resources and related information, including future net revenue and future development costs; broadening market access; expected capacities, including for projects, transportation and refining; improving cost structures, forecast cost savings and the sustainability thereof; dividend plans and strategy; anticipated timelines for future regulatory, partner or internal approvals; future impact of regulatory measures; forecast commodity prices and expected impacts to Cenovus; future use and development of technology, including expected effects on environmental impact; and projected shareholder return. Readers are cautioned not to place undue reliance on forward looking information as Cenovus’s actual results may differ materially from those expressed or implied.

Developing forward looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to us and others that apply to the industry in general. The factors or assumptions on which the forward looking information is based include: assumptions inherent in our current guidance, available at cenovus.com; projected capital investment levels, the flexibility of capital spending plans and the associated source of funding; estimates of quantities of oil, bitumen, natural gas and natural gas liquids (“NGLs”) from properties and other sources not currently classified as proved; our ability to obtain necessary regulatory and partner approvals; the successful and timely implementation of capital projects or stages thereof; our ability to generate sufficient cash flow from operations to meet its current and future obligations; and other risks and uncertainties described from time to time in the filings we make with securities regulatory authorities. The information contained on our website is not incorporated into this prospectus. The reference to our website is intended to be an inactive textual reference.

The risk factors and uncertainties that could cause our actual results to differ materially, include: volatility of and assumptions regarding oil and gas prices; the effectiveness of our risk management program, including the impact of derivative financial instruments, the success of our hedging strategies and the sufficiency of our liquidity position; the accuracy of cost estimates; commodity prices, currency and interest rates; product supply and demand; market competition, including from alternative energy sources; risks inherent in our marketing operations, including credit risks; exposure to counterparties and partners, including ability and willingness of such parties to satisfy contractual obligations in a timely manner; risks inherent in operation of our crude-by-rail terminal, including health, safety and environmental risks; maintaining desirable ratios of debt (and net debt) to adjusted earnings before interest, taxes, depreciation and amortization as well as debt (and net debt) to capitalization; our ability to access various sources of debt and equity capital, generally, and on terms acceptable to us; our ability to finance growth and sustaining capital expenditures; changes in credit ratings applicable to us

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or any of our securities; changes to our dividend plans or strategy, including the dividend reinvestment plan; accuracy of our reserves, resources and future production expense and future net revenue estimates; our ability to replace and expand oil and gas reserves; our ability to maintain our relationship with our partners and to successfully manage and operate our integrated business; reliability of our assets including in order to meet production targets; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; the occurrence of unexpected events such as fires, severe weather conditions, explosions, blow-outs, equipment failures, transportation incidents and other accidents or similar events; refining and marketing margins; inflationary pressures on operating costs, including labour, natural gas and other energy sources used in oil sands processes; potential failure of new products to achieve acceptance in the market; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities; unexpected difficulties in producing, transporting or refining of crude oil into petroleum and chemical products; risks associated with technology and its application to our business; the timing and the costs of well and pipeline construction; our ability to secure adequate and cost-effective product transportation including sufficient pipeline, crude-by-rail, marine or alternate transportation, including to address any gaps caused by constraints in the pipeline system; availability of, and our ability to attract and retain, critical talent; changes in the regulatory framework in any of the locations in which we operate, including changes to the regulatory approval process and land-use designations, royalty, tax, environmental, greenhouse gas, carbon, climate change and other laws or regulations, or changes to the interpretation of such laws and regulations, as adopted or proposed, the impact thereof and the costs associated with compliance; the expected impact and timing of various accounting pronouncements, rule changes and standards on our business, its financial results and its consolidated financial statements; changes in the general economic, market and business conditions; the political and economic conditions in the countries in which we operate; the occurrence of unexpected events such as war, terrorist threats and the instability resulting therefrom; and risks associated with existing and potential future lawsuits and regulatory actions against us.

Statements relating to “reserves” and “contingent resources” are deemed to be forward looking information, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and contingent resources described exist in the quantities predicted or estimated, and can be profitably produced in the future.

We caution that the foregoing list of important factors is not exhaustive. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward looking information. You should carefully consider the matters discussed under “Risk Factors” in this prospectus and in any applicable prospectus supplement. You should also refer to “Risk Factors” in our annual information form, “Risk Management” in our annual Management’s Discussion and Analysis, each as incorporated by reference in this prospectus, and to the risk factors described in other documents incorporated by reference in this prospectus.

You should not place undue reliance on the information contained in this prospectus or incorporated by reference in this prospectus, as actual results achieved will vary from the information provided in this prospectus and the variations may be material. We make no representation that actual results achieved will be the same in whole or in part as those set out in the forward looking information. Furthermore, the forward looking information contained or incorporated by reference in this prospectus is made as of the date of this prospectus or as of the date specified in the documents incorporated by reference into this prospectus, as the case may be. Except as required by applicable securities law, we undertake no obligation to update publicly or otherwise revise any forward looking information or the foregoing list of factors affecting those statements, whether as a result of new information, future events or otherwise or the foregoing lists of factors affecting this information.

This cautionary statement qualifies all forward looking information contained in this prospectus or incorporated by reference in this prospectus.

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NOTE RELATING TO RESERVES AND RESOURCES DISCLOSURE

The securities regulatory authorities in Canada have adopted National Instrument 51-101 — Standards of Disclosure for Oil and Gas Activities (“NI 51-101”), which imposes oil and gas disclosure standards for Canadian public issuers engaged in oil and gas activities. NI 51-101 permits oil and gas issuers, in their filings with Canadian securities regulatory authorities, to disclose not only proved, probable and possible reserves but also resources, and to disclose reserves and production on a gross basis before deducting royalties. Probable reserves, possible reserves and resources are of a higher risk and are less likely to be accurately estimated or recovered than proved reserves.

We are permitted to disclose reserves in accordance with Canadian securities law requirements and the disclosure in the documents incorporated by reference in this prospectus include reserves designated as probable reserves. The SEC definitions of proved and probable reserves are different from the definitions contained in NI 51-101; therefore, proved and probable reserves disclosed in the documents incorporated by reference in this prospectus in compliance with NI 51-101 may not be comparable to United States standards. The SEC requires United States oil and gas reporting companies, in their filings with the SEC, to disclose only proved reserves after the deduction of royalties and production due to others but permits the optional disclosure of probable and possible reserves.

In addition, we are permitted to disclose estimates of resources in accordance with Canadian securities laws and certain documents incorporated by reference in this prospectus contain such estimates. The SEC does not permit the disclosure of resources in reports filed with it by United States oil and gas reporting companies. Resources are not, and should not be confused with, reserves. Additional information regarding these estimates can be found in our statement of contingent and prospective resources dated February 10, 2016, which is incorporated by reference in this prospectus.

The resource estimates provided in the documents incorporated by reference in this prospectus are estimates only. Actual contingent resources (and any volumes that may be reclassified as reserves) and future production from such contingent resources may be greater than or less than the estimates provided therein.

Moreover, as permitted by NI 51-101, we have determined and disclosed the net present value of future net revenue from its reserves in our NI 51-101 compliant reserves disclosure using forecast prices and costs. The SEC requires that reserves and related future net revenue be estimated based on historical 12 month average prices, but permits the optional disclosure of revenue estimates based on different price and cost criteria, including standardized future prices.

For additional information regarding the presentation of our reserves and other oil and gas information, see the section entitled “Reserves Data and Other Oil and Gas Information” in our annual information form, which is incorporated by reference in this prospectus.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a corporation incorporated under and governed by the Canada Business Corporations Act. Most of our directors and officers, and some or all of the experts named in this prospectus, are residents of Canada or otherwise reside outside of the United States, and a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for holders of securities who reside in the United States to effect service within the Unites States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors and officers and experts under the United States federal securities laws. We have been advised by our Canadian counsel, Bennett Jones LLP, that a judgment of a United States court predicated solely upon civil liability under U.S.

5

federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised by Bennett Jones LLP, however, that there is a substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon U.S. federal securities laws.

We filed with the SEC, concurrently with our registration statement on Form F-10 of which this prospectus forms a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed CT Corporation System as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving us in a United States court arising out of or related to or concerning the offering of securities under this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated by reference in this prospectus may be obtained on request without charge from the Investor Relations department of Cenovus Energy Inc., 2600, 500 Centre Street S.E., Calgary, Alberta, Canada T2G 1A6, telephone (403) 766-2000. These documents are also available through the internet via the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com.

We file with the securities commission or authority in each of the provinces and territories of Canada, annual and quarterly reports, material change reports and other information. We are subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, in accordance with the Exchange Act, we also file reports with and furnish other information to the SEC. Under the multijurisdictional disclosure system adopted by the United States, these reports and other information (including financial information) may be prepared, in part, in accordance with the disclosure requirements of Canada, which differ from those in the United States. You may read any document we file with or furnish to the SEC at the SEC’s public reference room at Room 1580, 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the same documents from the public reference room of the SEC at 100 F Street, N.E., Washington D.C. 20549 by paying a fee. Please call the SEC at 1-800-SEC-0330 or contact them at www.sec.gov for further information on the public reference rooms. Our filings are also electronically available from the SEC’s Electronic Data Gathering, Analysis and Retrieval system (EDGAR), which can be accessed at www.sec.gov, as well as from commercial document retrieval services.

Under applicable securities laws in Canada and the United States, the Canadian securities commissions and the SEC allow us to incorporate by reference certain information that we file with them, which means that we can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this prospectus. We incorporate by reference the documents listed below, which were filed with the Canadian securities commissions under Canadian securities legislation:

(a)	our audited annual consolidated financial statements and auditor’s report thereon for the year ended December 31, 2015;

(b)	our management’s discussion and analysis for the year ended December 31, 2015;

(c)	our annual information form dated February 10, 2016;

(d)	our management proxy circular dated March 6, 2015 in connection with an annual and special meeting of shareholders held on April 29, 2015; and

(e)	our statement of contingent and prospective resources dated February 10, 2016.

Any documents of the type required by National Instrument 44-101 (“NI 44-101”) to be incorporated by reference in this prospectus, including any annual information form, audited annual consolidated financial

6

statements (together with the auditor’s report thereon), information circular, unaudited interim consolidated financial statements, management’s discussion and analysis, material change reports (excluding confidential material change reports) or business acquisition reports filed by us with securities commissions or similar authorities in the relevant provinces and territories of Canada subsequent to the date of this prospectus and prior to the termination of the offering of Securities under any prospectus supplement shall be deemed to be incorporated by reference into this prospectus. These documents are available through the internet on SEDAR. In addition, any similar documents filed by us with the SEC in our periodic reports on Form 6-K or annual reports on Form 40-F and any other documents filed with or furnished to the SEC pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act, in each case after the date of this prospectus, shall be deemed to be incorporated by reference into this prospectus and the registration statement of which this prospectus forms a part, if and to the extent expressly provided in such reports. To the extent that any document or information incorporated by reference into this prospectus is included in a report that is filed with or furnished to the SEC on Form 40-F, 20-F, 10-K, 10-Q, 8-K or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part.

Any statement contained in this prospectus or in a document (or part thereof) incorporated by reference, or deemed to be incorporated by reference, in this prospectus shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained in the prospectus or in any subsequently filed document (or part thereof) that also is, or is deemed to be, incorporated by reference in this prospectus modifies or replaces such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes.

Any “template version” of “marketing materials” (as those terms are defined under applicable Canadian securities laws) that are utilized in connection with the distribution of Securities will be filed on SEDAR. In the event that such marketing materials are filed after the date of the applicable prospectus supplement for the offering and before termination of the distribution of such Securities, such filed versions of the marketing materials will be deemed to be incorporated by reference into the applicable prospectus supplement for the purposes of the distribution of the Securities to which the prospectus supplement pertains.

We will file updated interest coverage ratios quarterly with the applicable securities regulatory authorities, including the SEC, either as prospectus supplements or exhibits to our unaudited interim consolidated financial statements and audited annual consolidated financial statements which will be deemed to be incorporated by reference in this prospectus for the purpose of the offering of the Securities.

Upon a new annual information form and related audited annual consolidated financial statements and management’s discussion and analysis being filed by us with the securities commission or similar regulatory authority in each of the provinces and territories of Canada during the term of this prospectus, the previous annual information form, the previous audited annual consolidated financial statements and related management’s discussion and analysis, all unaudited interim consolidated financial statements and related management’s discussion and analysis, material change reports and business acquisition reports filed prior to the commencement of our financial year in which the new annual information form and corresponding audited annual consolidated financial statements and management’s discussion and analysis are filed shall be deemed no longer to be incorporated into this prospectus for purposes of future distributions of Securities under this prospectus. Upon new unaudited interim consolidated financial statements and related management’s discussion and analysis being filed by us with the securities commission or similar regulatory authority in each of the provinces and territories of Canada during the term of this prospectus, all unaudited interim consolidated financial statements and related management’s discussion and analysis filed prior to the new unaudited interim consolidated financial statements and related management’s discussion and analysis shall be deemed no longer to be incorporated into this prospectus for purposes of future distributions of Securities under this prospectus. Upon

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a new information circular relating to an annual meeting of our shareholders being filed by us with the securities commission or similar regulatory authority in each of the provinces and territories of Canada during the term of this prospectus, the information circular for the preceding annual meeting of our shareholders shall be deemed no longer to be incorporated into this prospectus for purposes of future distributions of Securities under this prospectus.

All information permitted under applicable securities laws to be omitted from this prospectus will be contained or incorporated by reference in one or more prospectus supplements that will be delivered to purchasers together with this prospectus and any amendments hereto. Each prospectus supplement will be deemed to be incorporated by reference in this prospectus for the purposes of applicable securities legislation as of the date of the prospectus supplement and only for the purposes of the offering of the Securities to which the prospectus supplement pertains.

You may obtain a copy of our annual information form and other information identified above through the internet via the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com, from the SEC’s Electronic Data Gathering, Analysis and Retrieval system (EDGAR), which can be accessed at www.sec.gov, from Cenovus’s website, which can be accessed at cenovus.com, or by writing or calling us at the following address or telephone number:

Cenovus Energy Inc.

2600, 500 Centre Street S.E.

Calgary, Alberta T2G 1A6

Attention: Investor Relations

(403) 766-2000

CENOVUS ENERGY INC.

Cenovus is a Canadian integrated oil company headquartered in Calgary, Alberta. We began independent operations on December 1, 2009 following the split of Encana Corporation into two independent publicly traded energy companies. Cenovus is in the business of developing, producing and marketing crude oil, NGLs and natural gas in Canada with marketing activities and refining operations in the United States.

Our reportable segments are as follows:

•	Oil Sands, includes the development and production of bitumen and natural gas in northeast Alberta. Our bitumen assets include Foster Creek, Christina Lake and Narrows Lake as well as projects in the early stages of development, such as Grand Rapids and Telephone Lake. Certain of our operated oil sands properties, notably Foster Creek, Christina Lake and Narrows Lake, are jointly owned with ConocoPhillips, an unrelated public company in the United States.

•	Conventional, includes the development and production of conventional crude oil, NGLs and natural gas in Alberta and Saskatchewan, including the heavy oil assets at Pelican Lake, the carbon dioxide enhanced oil recovery project at Weyburn and emerging tight oil opportunities.

•	Refining and Marketing, includes transporting, selling and refining crude oil into petroleum and chemical products. We jointly own two refineries in the United States with the operator Phillips 66, an unrelated public company in the United States. In addition, we own and operate a crude-by-rail terminal in Alberta. This segment coordinates our marketing and transportation initiatives to optimize product mix, delivery points, transportation commitments and customer diversification.

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Corporate and Eliminations, primarily includes unrealized gains and losses recorded on derivative financial instruments, gains and losses on divestiture of assets, as well as other Cenovus-wide costs for

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general and administrative, financing activities and research costs. As financial instruments are settled, the realized gains and losses are recorded in the operating segment to which the derivative instrument relates. Eliminations relate to sales and operating revenues and purchased product between segments, recorded at transfer prices based on current market prices, and to unrealized intersegment profits in inventory.

CONSOLIDATED CAPITALIZATION

There have been no material changes in the share and loan capital of Cenovus, on a consolidated basis, since December 31, 2015.

USE OF PROCEEDS

Unless otherwise indicated in the applicable prospectus supplement, we will use the net proceeds we receive from the sale of the Securities for general corporate purposes. Those general corporate purposes may include capital expenditures, the repayment of indebtedness and the financing of acquisitions. The amount of net proceeds to be used for any such purpose will be described in the applicable prospectus supplement. We may invest funds that we do not immediately require in short-term marketable securities.

DESCRIPTION OF DEBT SECURITIES

In this section only, “we”, “us”, “our” or “Cenovus” refer only to Cenovus Energy Inc. without any of its subsidiaries or partnerships through which it operates. The following description describes certain general terms and provisions of the debt securities.

We may issue debt securities either separately or together with or upon the conversion of or in exchange for other Securities. The particular terms and provisions of each series of debt securities we may offer will be described in greater detail in the applicable prospectus supplement which may provide information that is different from this prospectus. We reserve the right to include in a prospectus supplement specific variable terms pertaining to the debt securities that are not within the descriptions set forth in this prospectus. To the extent that any terms or provisions or other information pertaining to the debt securities described in a prospectus supplement differ from any of the terms or provisions or other information described in this prospectus, the description set forth in this prospectus shall be deemed to have been superseded by the description set forth in the prospectus supplement relating with respect to those debt securities.

Unless otherwise described in the applicable prospectus supplement, debt securities offered pursuant to this prospectus in the United States will be issued under an indenture dated August 17, 2012 between Cenovus and The Bank of New York Mellon, as “Trustee” (the “Indenture”). The Indenture is subject to and governed by the U.S. Trust Indenture Act of 1939, as amended. We may, from time to time, issue debt instruments and incur additional indebtedness other than through the issuance of debt securities pursuant to this prospectus and/or outside the United States pursuant to this prospectus. See “Offerings of Debt Securities Outside the United States”.

The following is, unless otherwise indicated, a summary of certain provisions of the Indenture and the debt securities issuable thereunder and is not meant to be complete and is subject to and qualified in its entirety by the detailed provisions of the Indenture. For more information, you should refer to the full text of the Indenture and the debt securities, including the definitions of certain terms not defined in this prospectus, and the applicable prospectus supplement. Prospective investors should rely on information in such prospectus supplement if it is different from the following information. The Indenture has been filed as an exhibit to the registration statement of which this prospectus is a part and is available as described above under “Where You Can Find More Information”.

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General

The Indenture does not limit the aggregate principal amount of debt securities (which may include debentures, notes and other unsecured evidences of indebtedness) that we may issue thereunder. It provides that debt securities may be issued from time to time in one or more series and may be denominated and payable in U.S. dollars or any foreign currency. Special Canadian and U.S. federal income tax considerations applicable to any of our debt securities denominated in a currency other than U.S. dollars will be described in the applicable prospectus supplement.

The debt securities offered pursuant to this prospectus are permitted to be issued in an aggregate principal amount of up to US$5,000,000,000, or the equivalent in other currencies, or if any debt securities are offered at an original issue discount, such greater amount as shall result in an aggregate offering price of up to US$5,000,000,000, or the equivalent in other currencies. The Indenture also permits us to increase the principal amount of any series of our debt securities previously issued and to issue debt securities of that increased principal amount. The applicable prospectus supplement relating to a distribution of debt securities will set forth the following terms and information relating to the debt securities being offered by us, as applicable:

•	the specific designation and the aggregate principal amount of the debt securities of such series;

•	the extent and manner, if any, to which payment on or in respect of our debt securities of such series will be senior or will be subordinated to the prior payment of our other liabilities and obligations;

•	the percentage or percentages of principal amount at which our debt securities of such series will be issued;

•	the date or dates on which the principal of (and premium, if any, on) our debt securities of such series will be payable and the portion (if less than the principal amount) of the debt securities of such series to be payable upon a declaration of acceleration of maturity and/or the method by which such date or dates shall be determined or extended;

•	the rate or rates (whether fixed or variable) at which our debt securities of such series will bear interest, if any, and the date or dates from which such interest will accrue;

•	the dates on which any interest will be payable and the regular record dates for the payment of interest on our debt securities of such series in registered form;

•	the place or places where the principal of (and premium, if any, and interest, if any, on) our debt securities will be payable, and each office or agency where our debt securities of such series may be presented for registration of transfer or exchange;

•	if other than U.S. dollars, the currency in which our debt securities of such series are denominated or in which currency payment of the principal of (and premium, if any, and interest, if any, on) such debt securities of such series will be payable;

•	whether our debt securities of such series will be issuable in the form of one or more global securities and, if so, the identity of the depositary for the global securities;

•	any mandatory or optional redemption or sinking fund provisions;

•	the period or periods, if any, within which, the price or prices at which, the currency in which and the terms and conditions upon which our debt securities of such series may be redeemed or purchased by us;

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•	the terms and conditions, if any, upon which you may redeem our debt securities of such series prior to maturity and the price or prices at which and the currency in which our debt securities of such series are payable;

•	any index used to determine the amount of payments of principal of (and premium, if any, or interest, if any, on) our debt securities of such series;

•	the terms, conditions and procedures, if any, on which our debt securities may be converted or exchanged for other of our securities, including common shares, debt securities or debt securities of other entities;

•	any other terms of our debt securities of such series, including covenants and events of default which apply solely to a particular series of our debt securities being offered which do not apply generally to other debt securities, or any covenants or events of default generally applicable to our debt securities of such series which do not apply to a particular series of our debt securities;

•	if other than The Depository Trust Company, the person designated as the depositary for the debt securities of such series;

•	any applicable material Canadian and U.S. federal income tax consequences;

•	whether and under what circumstances we will pay Additional Amounts (defined below under “Payment of Additional Amounts”) on the debt securities of such series in respect of certain taxes (and the terms of any such payment) and, if so, whether we will have the option to redeem the debt securities of such series rather than pay the Additional Amounts (and the terms of any such option);

•	whether the payment of our debt securities will be guaranteed by any other person; and

•	if other than denominations of US$2,000 and any integral multiple of US$1,000 in excess thereof, the denominations in which any securities of the series shall be issuable.

Unless otherwise indicated in the applicable prospectus supplement, the Indenture does not afford holders of our debt securities the right to tender such debt securities to us in the event that we have a change in control.

Our debt securities may be issued under the Indenture bearing no interest or at a discount below their stated principal amount. The Canadian and U.S. federal income tax consequences and other special considerations applicable to any such discounted debt securities or other debt securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or U.S. federal income tax purposes will be described in the prospectus supplement relating to the debt securities.

In addition to new issues of debt securities, this prospectus may be used in connection with the remarketing of outstanding debt securities, in which case the terms of the remarketing and of the remarketed debt securities will be set forth in the applicable prospectus supplement.

Ranking

Unless otherwise indicated in an applicable prospectus supplement, the debt securities will be unsecured and unsubordinated obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness outstanding from time to time. We conduct a substantial portion of our business through corporate and partnership subsidiaries. The debt securities will be structurally subordinated to all existing and future indebtedness and liabilities, including trade payables, of any of our corporate or partnership subsidiaries. See “Risk Factors”.

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Debt Securities in Global Form

The Depositary, Book-Entry and Settlement

A series of our debt securities may be issued under the Indenture in whole or in part in global form as a “global security” and will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the prospectus supplement relating to that series. Unless and until exchanged, in whole or in part, for our debt securities issued under the Indenture in definitive registered form, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of the depositary, by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any such nominee to a successor of the depositary or a nominee of the successor.

The specific terms of the depositary arrangement with respect to any portion of a particular series of our debt securities to be represented by a global security will be described in a prospectus supplement relating to such series. We anticipate that the following provisions will apply to all depositary arrangements.

Upon the issuance of a global security, the depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of our debt securities represented by the global security to the accounts of such persons, designated as “participants”, having accounts with such depositary or its nominee. Such accounts shall be designated by the underwriters, dealers or agents participating in the distribution of our debt securities or by us if such debt securities are offered and sold directly by us. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary therefor or its nominee (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The laws of some states in the United States may require that certain purchasers of securities have the ability to take physical delivery of such securities in definitive form.

So long as the depositary for a global security, or its nominee, is the registered owner of the global security, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to have a series of our debt securities represented by the global security registered in their names and will not receive or be entitled to receive physical delivery of such series of our debt securities in definitive form.

Payments of Principal, Premium, if any, and Interest

Any payments of principal, premium, if any, and interest on global securities registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security representing such debt securities. None of us, the Trustee or any paying agent for our debt securities represented by the global securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

We expect that the depositary for a global security or its nominee, upon receipt of any payment of principal, premium, if any, or interest, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of such depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in “street name”, and will be the responsibility of such participants.

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Discontinuance of Depositary’s Services

If a depositary for a global security representing a particular series of our debt securities is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue such series of our debt securities in definitive form in exchange for a global security representing such series of our debt securities. In addition, we may at any time and in our sole discretion determine not to have a series of our debt securities represented by a global security and, in such event, will issue a series of our debt securities in definitive form in exchange for the global security representing such series of debt securities.

Debt Securities in Definitive Form

A series of our debt securities may be issued solely as registered securities in denominations of US$2,000 and any integral multiple of US$1,000 in excess thereof or in such other denominations as may be set out in a prospectus supplement relating to any particular series.

An applicable prospectus supplement will indicate the places to register a transfer of our debt securities in definitive form. Except for certain restrictions set forth in the Indenture, no service charge will be made for any registration of transfer or exchange of such debt securities, but we may, in certain instances, require a sum sufficient to cover any tax or other governmental charges payable in connection with these transactions.

We shall not be required to:

•	issue, register the transfer of or exchange any series of our debt securities during a period beginning at the opening of business 15 days before the day of the selection for redemption of debt securities of that series to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption;

•	register the transfer of or exchange any debt security, or portion thereof, called for redemption, except the unredeemed portion of any debt security being redeemed in part; or

•	issue, register the transfer of or exchange any of our debt securities which have been surrendered for repayment at the option of the holder, except the portion, if any, thereof not to be so repaid.

Unless otherwise indicated in the applicable prospectus supplement, payment of any interest will be made to the persons in whose name our debt securities are registered at the close of business on the day or days specified by us.

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the Indenture. The Indenture contains the full definition of all such terms. See “Where You Can Find More Information” in this prospectus.

“Consolidated Net Tangible Assets” means the total amount of assets of any person on a consolidated basis (less applicable reserves and other properly deductible items) after deducting therefrom:

•	all current liabilities (excluding any indebtedness classified as a current liability and any current liabilities which are by their terms extendible or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed and excluding any liabilities related to assets held for sale);

•	all goodwill, trade names, trademarks, patents and other like intangibles; and

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•	appropriate adjustments on account of non-controlling interests of other persons holding shares of the Subsidiaries of such person,

in each case, as shown on the most recent annual audited or quarterly unaudited consolidated balance sheet of such person computed in accordance with GAAP.

“Current Assets” means assets which in the ordinary course of business are expected to be realized in cash or sold or consumed within 12 months.

“Facilities” means any drilling equipment, production equipment and platforms or mining equipment; pipelines, pumping stations and other pipeline facilities; terminals, warehouses and storage facilities; refineries and related facilities; bulk plants; production, separation, dehydration, extraction, treating and processing facilities; gasification or natural gas liquefying facilities, flares, stacks and burning towers; floatation mills, crushers and ore handling facilities; tank cars, tankers, barges, ships, trucks, automobiles, airplanes and other marine, automotive, aeronautical and other similar moveable facilities or equipment; computer systems and associated programs or office equipment; roads, airports, docks (including drydocks); reservoirs and waste disposal facilities; sewers; generating plants (including power plants) and electric lines; telephone and telegraph lines, radio and other communications facilities; townsites, housing facilities, recreation halls, stores and other related facilities; and similar facilities and equipment of or associated with any of the foregoing.

“Financial Instrument Obligations” means obligations arising under:

•	interest rate swap agreements, forward rate agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into by a person relating to interest rates or pursuant to which the price, value or amount payable thereunder is dependent or based upon interest rates in effect from time to time or fluctuations in interest rates occurring from time to time;

•	currency swap agreements, cross-currency agreements, forward agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into by a person relating to currency exchange rates or pursuant to which the price, value or amount payable thereunder is dependent or based upon currency exchange rates in effect from time to time or fluctuations in currency exchange rates occurring from time to time; and

•	commodity swap or hedging agreements, floor, cap or collar agreements, commodity futures or options or other similar agreements or arrangements, or any combination thereof, entered into by a person relating to one or more commodities or pursuant to which the price, value or amount payable thereunder is dependent or based upon the price of one or more commodities in effect from time to time or fluctuations in the price of one or more commodities occurring from time to time.

“GAAP” means generally accepted accounting principles in Canada which are in effect from time to time (including, for clarity and as applicable, International Financial Reporting Standards as issued by the International Accounting Standards Board), unless the person’s most recent audited or quarterly financial statements are not prepared in accordance with generally accepted accounting principles in Canada, in which case GAAP shall mean generally accepted accounting principles in the United States in effect from time to time.

“Lien” means, with respect to any properties or assets, any mortgage or deed of trust, pledge, hypothecation, assignment, security interest, lien, charge, encumbrance, preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such properties or assets (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

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“Non-Recourse Debt” means indebtedness to finance the creation, development, construction or acquisition of properties or assets and any increases in or extensions, renewals or refinancings of such indebtedness, provided that the recourse of the lender thereof (including any agent, trustee, receiver or other person acting on behalf of such lender) in respect of such indebtedness is limited in all circumstances to the properties or assets created, developed, constructed or acquired in respect of which such indebtedness has been incurred and to the receivables, inventory, equipment, chattels payable, contracts, intangibles and other assets, rights or collateral connected with the properties or assets created, developed, constructed or acquired and to which such lender has recourse.

“Permitted Liens” of any person at any particular time means:

•	Liens existing as of the date of the Indenture, or arising thereafter pursuant to contractual commitments entered into prior to such date;

•	Liens on Current Assets given in the ordinary course of business to any financial institution or others to secure any indebtedness payable on demand or maturing (including any right of extension or renewal) within 12 months or less from the date such indebtedness is incurred;

•	Liens in connection with indebtedness, which, by its terms, is Non-Recourse Debt to us or any of our Subsidiaries;

•	Liens existing on property or assets at the time of acquisition (including by way of lease) by such person, provided that such Liens were not incurred in anticipation of such acquisition;

•	Liens or obligations to incur Liens (including under indentures, trust deeds and similar instruments) on property or assets of another person existing at the time such other person becomes a Subsidiary of such person, or is liquidated or merged into, or amalgamated or consolidated with, such person or Subsidiary of such person or at the time of the sale, lease or other disposition to such person or Subsidiary of such person of all or substantially all of the properties and assets of such other person, provided that such Liens were not incurred in anticipation of such other person becoming a Subsidiary of such person;

•	Liens upon property or assets of whatsoever nature other than Restricted Property;

•	Liens upon property or facilities used in connection with, or necessarily incidental to, the purchase, sale, storage, transportation or distribution of oil or gas, or the products derived from oil or gas;

•	Liens arising under partnership agreements, oil and natural gas leases, overriding royalty agreements, net profits agreements, production payment agreements, royalty trust agreements, master limited partnership agreements, farm-out agreements, division orders, contracts for the sale, purchase, exchange, storage, transportation, distribution, gathering or processing of Restricted Property, unitizations and pooling designations, declarations, orders and agreements, development agreements, operating agreements, production sales contracts (including security in respect of take or pay or similar obligations thereunder), area of mutual interest agreements, natural gas balancing or deferred production agreements, injection, repressuring and recycling agreements, salt water or other disposal agreements, seismic or geophysical permits or agreements, which in each of the foregoing cases is customary in the oil and natural gas business, and other agreements which are customary in the oil and natural gas business, provided in all instances that such Lien is limited to the property or assets that are the subject of the relevant agreement;

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Liens on assets or property (including oil sands property) securing: (i) all or any portion of the cost of acquisition (directly or indirectly), surveying, exploration, drilling, development, extraction, operation,

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production, construction, alteration, repair or improvement of all or any part of such assets or property, the plugging and abandonment of wells and the decommissioning or removal of structures or facilities located thereon, and the reclamation and clean-up of such properties, facilities and interests and surrounding lands whether or not owned by us or our Restricted Subsidiaries, (ii) all or any portion of the cost of acquiring (directly or indirectly), developing, constructing, altering, improving, operating or repairing any assets or property (or improvements on such assets or property) used or to be used in connection with such assets or property, whether or not located (or located from time to time) at or on such assets or property, (iii) indebtedness incurred by us or any of our Subsidiaries to provide funds for the activities set forth in clauses (i) and (ii) above, provided such indebtedness is incurred prior to, during or within two years after the completion of acquisition, construction or such other activities referred to in clauses (i) and (ii) above, and (iv) indebtedness incurred by us or any of our Subsidiaries to refinance indebtedness incurred for the purposes set forth in clauses (i) and (ii) above. Without limiting the generality of the foregoing, costs incurred after the date hereof with respect to clauses (i) or (ii) above shall include costs incurred for all facilities relating to such assets or property, or to projects, ventures or other arrangements of which such assets or property form a part or which relate to such assets or property, which facilities shall include, without limitation, Facilities, whether or not in whole or in part located (or from time to time located) at or on such assets or property;

•	Liens granted in the ordinary course of business in connection with Financial Instrument Obligations;

•	Purchase Money Mortgages;

•	Liens in favor of us or any of our Subsidiaries to secure indebtedness owed to us or any of our Subsidiaries;

•	any Lien the validity of which is being contested at the time by us or any of our Subsidiaries in good faith or payment of which has been provided for by creation of a reserve in an amount in cash sufficient to pay the same in full; and

•	any extension, renewal, alteration, refinancing, replacement, exchange or refunding (or successive extensions, renewals, alterations, refinancings, replacements, exchanges or refundings) of all or part of any Lien referred to in the foregoing clauses; provided, however, that (i) such new Lien shall be limited to all or part of the property or assets which was secured by the prior Lien plus improvements on such property or assets and (ii) the indebtedness, if any, secured by the new Lien is not increased from the amount of the indebtedness secured by the prior Lien then existing at the time of such extension, renewal, alteration, refinancing, replacement, exchange or refunding, plus an amount necessary to pay fees and expenses, including premiums, related to such extensions, renewals, alterations, refinancings, replacements, exchanges or refundings.

“Purchase Money Mortgage” of any person means any Lien created upon any property or assets of such person to secure or securing the whole or any part of the purchase price of such property or assets or the whole or any part of the cost of constructing or installing fixed improvements thereon or to secure or securing the repayment of money borrowed to pay the whole or any part of such purchase price or cost of any vendor’s privilege or Lien on such property or assets securing all or any part of such purchase price or cost including title retention agreements and leases in the nature of title retention agreements; provided that (i) the principal amount of money borrowed which is secured by such Lien does not exceed 100% of such purchase price or cost and any fees incurred in connection therewith, and (ii) such Lien does not extend to or cover any other property other than such item of property and any improvements on such item.

“Restricted Property” means any oil, gas or mineral property of a primary nature located in the United States or Canada, and any facilities located in the United States or Canada directly related to the mining, processing or manufacture of hydrocarbons or minerals, or any of the constituents thereof or the derivatives

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therefrom and includes Voting Shares or other interests of a corporation or other person which owns such property or facilities, but does not include (i) any property or facilities used in connection with or necessarily incidental to the purchase, sale, storage, transportation or distribution of Restricted Property, (ii) any property which, in the opinion of our board of directors, is not materially important to the total business conducted by us and our Subsidiaries as an entirety, or (iii) any portion of a particular property which, in the opinion of our board of directors, is not materially important to the use or operation of such property.

“Restricted Subsidiary” means any Subsidiary of ours which owns Restricted Property which assets, calculated on a consolidated basis, represent not less than the greater of (i) 5% of our Consolidated Net Tangible Assets and (ii) $100,000,000 (or the equivalent thereof in any other currency), excluding however any Subsidiary of ours if the amount of our share of the Shareholders’ Equity therein does not at the time exceed 2% of our Shareholders’ Equity.

“Shareholders’ Equity” means the aggregate amount of shareholders’ equity (including but not limited to share capital, paid in surplus, accumulated other comprehensive income and retained earnings, but excluding non-controlling interests) of a person as shown on the most recent annual audited or unaudited interim consolidated balance sheet of such person and computed in accordance with GAAP.

“Subsidiary” of any person means, on any date, any corporation or other person of which Voting Shares or other interests carrying more than 50% of the voting rights attached to all outstanding Voting Shares or other interests are owned, directly or indirectly, by or for such person or one or more Subsidiaries thereof.

“Voting Shares” means shares of any class of any corporation carrying voting rights under all circumstances, provided that, for the purposes of this definition, shares which only carry the right to vote conditionally on the happening of any event shall not be considered Voting Shares, nor shall any shares be deemed to cease to be Voting Shares solely by reason of a right to vote accruing to shares of another class or classes by reason of the happening of such an event, or solely because the right to vote may not be exercisable under the charter of the corporation.

Covenants

Limitation on Liens

The Indenture provides that so long as any of our debt securities are outstanding and subject to the provisions of the Indenture, we will not, and will not permit any of our Restricted Subsidiaries to, create, incur, assume or otherwise have outstanding any Lien securing any indebtedness for borrowed money or interest thereon (or any liability of ours or such Restricted Subsidiaries under any guarantee or endorsement or other instrument under which we or such Restricted Subsidiaries are contingently liable, either directly or indirectly, for borrowed money or interest thereon), other than Permitted Liens, without also simultaneously or prior thereto securing, or causing such Restricted Subsidiaries to secure, indebtedness under the Indenture so that our debt securities are secured equally and ratably with or prior to such other indebtedness or liability, except that we and our Restricted Subsidiaries may incur a Lien to secure indebtedness for borrowed money without securing our debt securities if, after giving effect thereto, the principal amount of indebtedness for borrowed money secured by Liens created, incurred or assumed after the date of the Indenture and otherwise prohibited by the Indenture does not exceed 12% of our Consolidated Net Tangible Assets.

Notwithstanding the foregoing, transactions such as the sale (including any forward sale) or other transfer of (i) oil, gas, minerals or other resources of a primary nature, whether in place or when produced, for a period of time until, or in an amount such that, the purchaser will realize therefrom a specified amount of money or a specified rate of return (however determined), or a specified amount of such oil, gas, minerals, or other resources of a primary nature, or (ii) any other interest in property of the character commonly referred to as a “production payment”, will not constitute a Lien and will not result in us or a Restricted Subsidiary of ours being required to secure the debt securities.

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Consolidation, Amalgamation, Merger and Sale of Assets

We shall not consolidate or amalgamate with or merge into or enter into any statutory arrangement with any other corporation, partnership or trust, or convey, transfer or lease all or substantially all our properties and assets to any person, unless:

•	the entity formed by or continuing from such consolidation or amalgamation or into which we are merged or with which we enter into such statutory arrangement or the person which acquires or leases all or substantially all of our properties and assets is a corporation, partnership or trust organized and validly existing under the laws of the United States, any state thereof or the District of Columbia or the laws of Canada or any province or territory thereof, or, if such consolidation, amalgamation, merger, statutory arrangement or other transaction would not impair the rights of the holders of our debt securities, in any other country, provided that if such successor entity is organized under the laws of a jurisdiction other than the United States, any state thereof or the District of Columbia, or the laws of Canada or any province or territory thereof, the successor entity assumes our obligations under the debt securities and the Indenture to pay Additional Amounts, with the name of such successor jurisdiction being included in addition to Canada in each place that Canada appears in “— Payment of Additional Amounts” and “— Tax Redemption” below;

•	the successor entity expressly assumes or assumes by operation of law all of our obligations under our debt securities and under the Indenture;

•	immediately after giving effect to such transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, shall have happened and be continuing; and

•	certain other conditions are met.

In addition, we may, notwithstanding anything in the Indenture, consolidate or amalgamate with or merge into or enter into a statutory arrangement with any direct or indirect wholly-owned Subsidiary and may convey, transfer or lease all or substantially all of our properties and assets to any direct or indirect wholly-owned Subsidiary without complying with the above provisions in a transaction or series of transactions in which we retain all of our obligations under and in respect of all outstanding debt securities under the Indenture (a “Permitted Reorganization”) provided that on or prior to the date of the Permitted Reorganization, we deliver to the Trustee an officer’s certificate confirming that, as of the date of the Permitted Reorganization:

•	substantially all of our unsubordinated and unsecured indebtedness for borrowed money which ranked pari passu with the then outstanding debt securities under the Indenture immediately prior to the proposed Permitted Reorganization will rank no better than pari passu with the then outstanding debt securities under the Indenture after the Permitted Reorganization; for certainty, there is no requirement for any such other indebtedness to obtain or maintain similar ranking to the then outstanding debt securities under the Indenture and such other indebtedness may be structurally subordinated or otherwise subordinated to the then outstanding debt securities under the Indenture; or

•	at least two of our then current credit rating agencies (or if only one credit rating agency maintains ratings in respect of the debt securities at such time, that one credit rating agency) have affirmed that the rating assigned by them to the debt securities shall not be downgraded as a result of the Permitted Reorganization.

These requirements and restrictions only apply to a merger, amalgamation, statutory arrangement or consolidation in which we are not the surviving corporation and to conveyances, leases and transfers by us as transferor or lessor. For greater certainty, we shall be considered to be the surviving corporation in the event of a statutory amalgamation by us with any Subsidiary wholly-owned by us.

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If, as a result of any such transaction, any of our or our Restricted Subsidiaries’ Restricted Properties become subject to a Lien, then, unless such Lien could be created pursuant to the Indenture provisions described under the “Limitation on Liens” covenant above without equally and ratably securing our debt securities, we, simultaneously with or prior to such transaction, will secure, or cause the applicable Restricted Subsidiary to secure, our debt securities to be secured equally and ratably with or prior to the indebtedness secured by such Lien.

Payment of Additional Amounts

Unless otherwise specified in the applicable prospectus supplement, all payments made by or on behalf of us under or with respect to any series of our debt securities issued under the Indenture will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereinafter “Canadian Taxes”), unless we are required to withhold or deduct Canadian Taxes by law or by the interpretation or administration thereof. If we are so required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to the debt securities, we will pay to each holder of such debt securities as additional interest such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each such holder (including the Additional Amounts) after such withholding or deduction (and after deducting any Canadian Taxes on such Additional Amounts) will not be less than the amount such holder would have received if such Canadian Taxes had not been withheld or deducted. However, no Additional Amounts will be payable with respect to a payment made to a debt securities holder (such holder, an “Excluded Holder”) in respect of the beneficial owner thereof:

•	with which we do not deal at arm’s length (for the purposes of the Income Tax Act (Canada)) at the time the amount is paid or payable;

•	which is subject to such Canadian Taxes by reason of the debt securities holder or beneficial owner being a resident, domicile or national of, or engaged in business or maintaining a permanent establishment or other physical presence in or otherwise having some connection with Canada or any province or territory thereof otherwise than by the mere holding of the debt securities or the receipt of payments thereunder; or

•	which is subject to such Canadian Taxes by reason of the debt securities holder’s or beneficial owner’s failure to comply with any certification, identification, information, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian Taxes.

In addition, Additional Amounts will not be payable if the beneficial owner of, or person ultimately entitled to obtain an interest in, such debt securities is not the sole beneficial owner of such payments, or is a fiduciary or partnership, to the extent that any beneficial owner, beneficiary or settlor with respect to such fiduciary or any partner or member of such partnership would not have been entitled to such Additional Amounts with respect to such payments had such beneficial owner, beneficiary, settlor, partner or member received directly its beneficial or distributive shares of such payments. In addition, Additional Amounts will not be payable with respect to any Canadian Taxes which are payable otherwise than by withholding from payments of, or in respect of, principal of, or interest on, the debt securities.

We will also:

•	make such withholding or deduction; and

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•	remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.

We will furnish to the holders of the debt securities, within 60 days after the date the payment of any Canadian Taxes is due pursuant to applicable law, certified copies of tax receipts or other documents evidencing such payment by us.

We will indemnify and hold harmless each holder of debt securities (other than an Excluded Holder) and upon written request reimburse each such holder for the amount (excluding any Additional Amounts that have previously been paid by us with respect thereto) of:

•	the payment of any Canadian Tax, together with any interest, penalties and reasonable expenses in connection therewith; and

•	any Canadian Taxes imposed with respect to any reimbursement under the preceding clause, but excluding any such Canadian Taxes on such holder’s net income.

Notwithstanding the foregoing, provided that we are (or any successor is) an entity organized under the laws of the United States of America, any state thereof, or the District of Columbia, or the laws of Canada or any province or territory thereof, no Additional Amounts or indemnity amounts will be payable in excess of Additional Amounts or the indemnity amounts which would be required if the holder of debt securities was a resident of the United States and a “qualifying person” for purposes of the Canada-U.S. Income Tax Convention (1980), as amended.

Wherever in the Indenture there is mentioned, in any context, the payment of principal (and premium, if any), interest, if any, or any other amount payable under or with respect to a debt security, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

Tax Redemption

Unless otherwise specified in the applicable prospectus supplement, a series of our debt securities will be subject to redemption at any time, in whole and not in part, at a redemption price equal to the principal amount thereof together with accrued and unpaid interest to the date fixed for redemption, upon the giving of a notice as described below, if we or our successor determines that:

•	as a result of any change in or amendment to the laws (or any regulations or rulings promulgated thereunder) of Canada or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in official position regarding the application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after the date specified in the applicable prospectus supplement or, if applicable, the date a person organized in a jurisdiction other than Canada or the United States becomes our successor pursuant to the consolidation covenant of the Indenture described above under “— Covenants - Consolidation, Amalgamation, Merger and Sale of Assets,” we or our successor reasonably determines that we or our successor have or will become obligated to pay, on the next succeeding date on which interest is due, Additional Amounts with respect to any debt security of such series as described under “— Payment of Additional Amounts”; or

•

on or after the date specified in the applicable prospectus supplement or, if applicable, the date a person organized in a jurisdiction other than Canada or the United States becomes our successor pursuant to the consolidation covenant of the Indenture, any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in Canada, or any political subdivision or taxing authority thereof or therein, including any of those actions specified in the paragraph immediately above, whether or not such action was taken or decision was rendered with

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respect to us, or our successor, or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion to us of legal counsel of recognized standing, will likely result in us or our successor becoming obligated to pay, on the next succeeding date on which interest is due, Additional Amounts with respect to any debt security of such series;

and, in any such case, we, or our successor, in our business judgment, determine that such obligation cannot be avoided by the use of reasonable measures available to us or our successor.

In the event that we elect to redeem a series of our debt securities pursuant to the provisions set forth in the preceding paragraph, we shall deliver to the Trustee a certificate, signed by an authorized officer, stating that we are entitled to redeem such series of our debt securities pursuant to their terms.

Notice of intention to redeem such series of our debt securities will be given not more than 60 nor less than 30 days prior to the date fixed for redemption and will specify the date fixed for redemption.

Provision of Financial Information

We will file with the Trustee, within 30 days after we file them with or furnish them to the SEC, copies, which may be in electronic format, of our annual and quarterly reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) which we are required to file with or furnish to the SEC pursuant to Section 13 or 15(d) of the Exchange Act.

Notwithstanding that we may not be required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, we will continue to provide the Trustee:

•	within 140 days after the end of each fiscal year, the information required to be contained in annual reports on Form 20-F, Form 40-F or Form 10-K as applicable (or any successor form); and

•	within 65 days after the end of each of the first three fiscal quarters of each fiscal year, the information required to be contained in reports on Form 6-K (or any successor form) which, regardless of applicable requirements shall, at a minimum, contain such information required to be provided in quarterly reports under the laws of Canada or any province thereof to security holders of a corporation with securities listed on the Toronto Stock Exchange, whether or not we have any of our securities listed on such exchange. Such information will be prepared in accordance with Canadian disclosure requirements and GAAP, to the extent permitted by the rules and regulations of the SEC, provided, however, that we shall not be obligated to file such report with the SEC if the SEC does not permit such filings.

Events of Default

The following are summaries of events of default under the Indenture with respect to any series of our debt securities:

•	default in the payment of any interest on any debt security of that series when such interest becomes due and payable, and continuance of such default for a period of 30 days;

•	default in the payment of the principal of (or premium, if any, on), any debt security of that series when it becomes due and payable;

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•	default in the performance, or breach, of any of our covenants or warranties in the Indenture in respect of our debt securities of that series (other than a covenant or warranty a default in the performance of which or the breach of which is specifically dealt with elsewhere in the Indenture), and continuance of such default or breach for a period of 60 days after receipt by us of written notice to us, specifying such default or breach, by the Trustee or by the holders of at least 25% in principal amount of all outstanding debt securities of any series affected thereby;

•	if an event of default (as defined in any indenture or instrument under which we or one of our Restricted Subsidiaries has at the time of the Indenture or shall thereafter have outstanding any indebtedness for borrowed money) shall happen and be continuing, or we or any of our Restricted Subsidiaries shall have failed to pay principal amounts with respect to such indebtedness at maturity and such event of default or failure to pay shall result in such indebtedness being declared due and payable or otherwise being accelerated, in either event so that an amount in excess of the greater of US$150,000,000 (or its equivalent in any other currency) and 3.5% of our Shareholders’ Equity shall be or become due and payable upon such declaration or otherwise accelerated prior to the date on which the same would otherwise have become due and payable (the “accelerated indebtedness”), and such acceleration shall not be rescinded or annulled, or such event of default or failure to pay under such indenture or instrument shall not be remedied or cured, whether by payment or otherwise, or waived by the holders of such accelerated indebtedness, then (i) if the accelerated indebtedness shall be as a result of an event of default which is not related to the failure to pay principal or interest on the terms, at the times, and on the conditions set out in any such indenture or instrument, it shall not be considered an event of default for purposes of the Indenture until 30 days after such indebtedness has been accelerated, or (ii) if the accelerated indebtedness shall occur as a result of such failure to pay principal or interest or as a result of an event of default which is related to the failure to pay principal or interest on the terms, at the times, and on the conditions set out in any such indenture or instrument, then (A) if such accelerated indebtedness is, by its terms, Non-Recourse Debt to us or our Restricted Subsidiaries, it shall not be considered an event of default for purposes of the Indenture; or (B) if such accelerated indebtedness is recourse to us or our Restricted Subsidiaries, any requirement in connection with such failure to pay or event of default for the giving of notice or the lapse of time or the happening of any further condition, event or act under such other indenture or instrument in connection with such failure to pay principal or an event of default shall be applicable together with an additional seven days before being considered an event of default for purposes of the Indenture;

•	the entry of a decree or order by a court having jurisdiction in the premises adjudging us a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of us under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or any other applicable insolvency law, or appointing a receiver, liquidator, assignee, trustee, sequestrator (or similar official) of us or of any substantial part of our property, or ordering the winding up or liquidation of our the affairs, and the continuance of any such decree or order unstayed and in effect for a period of 90 consecutive days;

•	the institution by us of proceedings to be adjudicated a bankrupt or insolvent, or the consent by us to the institution of bankruptcy or insolvency proceedings against us, or the filing by us of a petition or answer or consent seeking reorganization or relief under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or any other applicable insolvency law, or the consent by us to the filing of any such petition or to the appointment of a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of us or of any substantial part of our property, or the making by us of an assignment for the benefit of creditors, or the admission by us in writing of our inability to pay our debts generally as they become due; or

•	any other events of default provided with respect to debt securities of that series.

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If an event of default under the Indenture occurs and is continuing with respect to any series of our debt securities, then and in every such case the Trustee or the holders of not less than 25% in aggregate principal amount of the outstanding debt securities of such affected series may, subject to any subordination provisions thereof, declare the entire principal amount (or, if the debt securities of that series are original issue discount debt securities or indexed securities, such portion of the principal amount as may be specified in the terms of that series) of all debt securities of such series and all accrued and unpaid interest thereon to be immediately due and payable. However, at any time after a declaration of acceleration with respect to any series of our debt securities has been made, but before a judgment or decree for payment of the money due has been obtained, the holders of a majority in principal amount of the outstanding debt securities of that series, by written notice to us and the Trustee under certain circumstances, may rescind and annul such acceleration.

Reference is made to the applicable prospectus supplement or supplements relating to each series of our debt securities which are original issue discount debt securities for the particular provisions relating to acceleration of the maturity of a portion of the principal amount of such original issue discount securities upon the occurrence of any event of default and the continuation thereof.

Subject to certain limitations set forth in the Indenture, the holders of a majority in principal amount of the outstanding debt securities of all series affected by an event of default shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the debt securities of all series affected by such event of default.

No holder of a debt security of any series will have any right to institute any proceeding with respect to the Indenture, debt securities of any series or for the appointment of a receiver or a Trustee, or for any other remedy thereunder, unless:

•	such holder has previously given to the Trustee written notice of a continuing event of default with respect to the debt securities of such series affected by such event of default;

•	the holders of not less than 25% in aggregate principal amount of the outstanding debt securities of such series affected by such event of default have made written request, and such holder or holders have offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee; and

•	the Trustee has failed to institute such proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding debt securities of such series affected by such event of default a direction inconsistent with such request, within 60 days after such notice, request and offer.

However, such above-mentioned limitations do not apply to a suit instituted by the holder of a debt security for the enforcement of payment of the principal of or any premium or interest on such debt security on or after the applicable due date specified in such debt security.

We will annually furnish to the Trustee a statement by certain of our officers as to whether or not we, to the best of their knowledge, are in compliance with all conditions and covenants of the Indenture and, if not, specifying all such known defaults.

Defeasance and Covenant Defeasance

Unless otherwise specified in the applicable prospectus supplement, the Indenture provides that, at our option, we will be discharged from any and all obligations in respect of the outstanding debt securities of any series upon irrevocable deposit with the Trustee, in trust, of money and/or government securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants (as evidenced by an officer’s certificate delivered to the Trustee) to pay the principal of (and

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premium, if any, and each instalment of interest, if any, on) the outstanding debt securities of such series (hereinafter referred to as a “defeasance”) (except with respect to the authentication, transfer, exchange or replacement of our debt securities or the maintenance of a place of payment and certain other obligations set forth in the Indenture). Such trust may only be established if among other things:

•	we have delivered to the Trustee an opinion of counsel in the United States stating that (i) we have received from, or there has been published by, the Internal Revenue Service a ruling, or (ii) since the date of execution of the Indenture, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that the holders of the outstanding debt securities of such series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred;

•	we have delivered to the Trustee an opinion of counsel in Canada or a ruling from the Canada Revenue Agency (or successor agency) to the effect that the holders of the outstanding debt securities of such series should not recognize income, gain or loss for Canadian federal or provincial income tax or other purposes as a result of such defeasance and should be subject to Canadian federal or provincial income tax on the same amounts, in the same manner and at the same times as would have been the case had such defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of the outstanding debt securities of such series include holders who are not resident in Canada);

•	no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing on the date of such deposit; and

•	we are not an “insolvent person” within the meaning of the Bankruptcy and Insolvency Act (Canada) on the date of such deposit or at any time during the period ending on the 91st day following such deposit.

We may exercise our defeasance option notwithstanding our prior exercise of our covenant defeasance option described in the following paragraph if we meet the conditions described in the preceding sentence at the time we exercise the defeasance option.

The Indenture provides that, at our option, unless and until we have exercised our defeasance option described in the preceding paragraph, we may omit to comply with the “Limitation on Liens” covenant, certain aspects of the “Consolidation, Amalgamation, Merger and Sale of Assets” covenant and certain other covenants and such omission shall not be deemed to be an event of default under the Indenture and our outstanding debt securities upon irrevocable deposit with the Trustee, in trust, of money and/or government securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants (as evidenced by an officer’s certificate delivered to the Trustee) to pay the principal of (and premium, if any, and each installment of interest, if any, on) the outstanding debt securities (hereinafter referred to as “covenant defeasance”). If we exercise our covenant defeasance option, the obligations under the Indenture other than with respect to such covenants and the events of default other than with respect to such covenants shall remain in full force and effect. Such trust may only be established if, among other things:

•	we have delivered to the Trustee an opinion of counsel in the United States to the effect that the holders of our outstanding debt securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred;

•

we have delivered to the Trustee an opinion of counsel in Canada or a ruling from the Canada Revenue Agency (or successor agency) to the effect that the holders of our outstanding debt securities should not

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recognize income, gain or loss for Canadian federal or provincial income or other tax purposes as a result of such covenant defeasance and should be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner;

•	and at the same times as would have been the case had such covenant defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of our outstanding debt securities include holders who are not resident in Canada);

•	no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing on the date of such deposit; and

•	we are not an “insolvent person” within the meaning of the Bankruptcy and Insolvency Act (Canada) on the date of such deposit or at any time during the period ending on the 91st day following such deposit.

Modification and Waiver

Modifications and amendments of the Indenture may be made by us and the Trustee with the consent of the holders of a majority in principal amount of the outstanding debt securities of each series issued under the Indenture affected by such modification or amendment; provided, however, that no such modification or amendment may, among other things, without the consent of the holder of each outstanding debt security of such affected series:

•	change the stated maturity of the principal of (or premium, if any), or any installment of interest, if any, on any debt security;

•	reduce the principal amount of (or premium, if any, or interest, if any, on) any debt security;

•	reduce the amount of principal of a debt security payable upon acceleration of the maturity thereof;

•	change the place of payment;

•	change the currency of payment of principal of (or premium, if any, or interest, if any, on) any debt security;

•	impair the right to institute suit for the enforcement of any payment on or with respect to any debt security;

•	reduce the percentage of principal amount of outstanding debt securities of such series, the consent of the holders of which is required for modification or amendment of the applicable Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults; or

•	modify any provisions of the Indenture relating to the modification and amendment of the Indenture or the waiver of past defaults or covenants except as otherwise specified in the Indenture.

The holders of a majority in principal amount of our outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive, insofar as that series is concerned, compliance by us with certain restrictive provisions of the Indenture. The holders of a majority in principal amount of outstanding debt securities of any series may waive any past or existing default under the Indenture with respect to that series, except a default in the payment of the principal of (or premium, if any) and interest, if any, on any debt security of that series or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the holder of each outstanding debt security of that series.

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The Indenture or the debt securities may be amended or supplemented, without the consent of any holder of such debt securities, in order to, among other things, cure any ambiguity or inconsistency or to make any change, in any case, that does not have a materially adverse effect on the rights of any holder of such debt securities.

Consent to Jurisdiction and Service

Under the Indenture, we irrevocably appoint CT Corporation System, 111-8th Avenue, New York, New York, 10011 as our authorized agent for service of process in any suit or proceeding arising out of or relating to our debt securities or the Indenture and for actions brought under federal or state securities laws in any federal or state court located in New York, New York and irrevocably submit to the non-exclusive jurisdiction of any such court.

Governing Law

The Indenture and the debt securities issued thereunder will be governed by and construed in accordance with the laws of the State of New York.

Enforceability of Judgments

Since many of our assets, as well as many of the assets of some of our officers and directors, are outside the United States, any judgment obtained in the United States against us or certain of our officers or directors, including judgments with respect to the payment of principal on any debt securities, may not be collectible within the United States.

OFFERINGS OF DEBT SECURITIES OUTSIDE THE UNITED STATES

Debt securities offered pursuant to this prospectus outside the United States to non-U.S. persons, as defined in Regulation S under the 1933 Act, may be issued under one or more indentures between Cenovus and a trustee or trustees as will be described in the applicable prospectus supplement for such debt securities. In the event that we issue debt securities under one or more indentures other than the Indenture, the applicable prospectus supplement will include, as applicable, information equivalent to that set out under the heading “Description of Debt Securities” relating to such indenture or indentures and such debt securities and the other material terms, conditions or other provisions applicable to such indenture or indentures and debt securities, including, without limitation, any restrictions or other provisions relating to the transfer or exchange of debt securities and provisions relating to: (i) limitations on liens and negative covenants; (ii) consolidation, amalgamation, merger and sale of assets; (iii) defeasance and covenant defeasance; (iv) satisfaction and discharge of such indenture or indentures; and (v) modification of such indenture or indentures both with and without the consent of holders of debt securities issued thereunder.

DESCRIPTION OF SHARE CAPITAL

The following sets forth the terms and provisions of our existing capital. The particular term and provisions of the common shares and/or preferred shares offered by a prospectus supplement and the extent to which these general terms and provisions apply will be described in such prospectus supplement. Cenovus is authorized to issue: (i) an unlimited number of common shares; and (ii) first preferred shares and second preferred shares (collectively, the “preferred shares”) up to an aggregate number not to exceed 20% of the aggregate number of common shares then outstanding.

Common Shares

The following description is subject to, and qualified by reference to, the terms and provisions of our articles and by-laws.

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The holders of common shares are entitled: (i) to receive dividends if, as and when declared by the board of directors of Cenovus (the “Board”); (ii) to receive notice of, to attend, and to vote on the basis of one vote per common share held, at all meetings of shareholders; and (iii) to participate in any distribution of Cenovus’s assets in the event of liquidation, dissolution or winding up or other distribution of Cenovus’s assets among its shareholders for the purpose of winding up its affairs.

The declaration of dividends is at the sole discretion of the Board and is considered each quarter. All dividends will be reviewed by the Board and may be increased, reduced or suspended from time to time. Cenovus’s ability to pay dividends and the actual amount of such dividends is dependent upon, among other things, Cenovus’s financial performance, its debt covenants and obligations, its ability to meet its financial obligations as they come due, its working capital requirements, its future tax obligations, its future capital requirements, commodity prices and the risk factors set forth in the documents incorporated by reference in this prospectus.

Preferred Shares

The following description is subject to, and qualified by reference to, the terms and provisions of our articles and by-laws.

Preferred shares may be issued in one or more series. The Board may determine the designation, rights, privileges, restrictions and conditions attached to each series of preferred shares before the issue of such series. Holders of the preferred shares are not entitled to vote at any meeting of the shareholders of Cenovus, but may be entitled to vote if Cenovus fails to pay dividends on that series of preferred shares. The first preferred shares are entitled to priority over the second preferred shares and the common shares, and the second preferred shares are entitled to priority over the common shares, with respect to the payment of dividends and the distribution of assets of Cenovus in the event of any liquidation, dissolution or winding up of Cenovus’s affairs.

The specific terms of a series of preferred shares as described in a prospectus supplement will supplement and, if applicable, may modify or replace the general terms described in this section. Thus, the statements made in this section may not apply to a particular series of preferred shares.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

This section describes the general terms that will apply to any subscription receipts that may be offered by us pursuant to this prospectus.

Subscription receipts may be offered separately or together with common shares and/or other securities of Cenovus. The subscription receipts will be issued under one or more subscription receipt agreements that will be entered into by us and an escrow agent at the time of issuance of the subscription receipts.

A subscription receipt will entitle the holder thereof to receive a common share and/or other securities of Cenovus, for no additional consideration, upon the completion of a particular transaction or event, typically an acquisition of the assets or securities of another entity by us or one or more of our subsidiaries. The proceeds from an offering of subscription receipts will be held in escrow by an escrow agent pending the completion of the transaction or the termination time (the time at which the escrow terminates regardless of whether the transaction or event has occurred). Holders of subscription receipts will receive common shares and/or other securities of Cenovus upon the completion of the particular transaction or event or, if the transaction or event does not occur by the termination time, a return of the subscription funds for their subscription receipts together with any interest or other income earned thereon, as determined by the terms of the applicable escrow.

Holders of subscription receipts are not shareholders of Cenovus. The particular terms and provisions of subscription receipts offered by any prospectus supplement, and the extent to which the general terms and

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provisions described below may apply to them, will be described in the prospectus supplement filed in respect of such subscription receipts. This description will include, where applicable: (i) the number of subscription receipts offered; (ii) the price at which the subscription receipts will be offered; (iii) the terms, conditions and procedures pursuant to which the holders of subscription receipts will become entitled to receive common shares and/or other securities of Cenovus; (iv) the number of common shares and/or other securities of Cenovus that may be obtained upon conversion of each subscription receipt; (v) the designation and terms of any other securities with which the subscription receipts will be offered, if any, and the number of subscription receipts that will be offered with each such security; (vi) the terms relating to the holding and release of the gross proceeds from the sale of the subscription receipts plus any interest and income earned thereon; (vii) the material income tax consequences of owning, holding and disposing of the subscription receipts; and (viii) any other material terms and conditions of the subscription receipts including, without limitation, transferability and adjustment terms and whether the subscription receipts will be listed on a stock exchange.

DESCRIPTION OF WARRANTS

This section describes the general terms that will apply to any warrants that may be offered by us pursuant to this prospectus.

We may issue warrants to purchase common shares, preferred shares or debt securities. Warrants may be offered separately or together with other securities and may be attached to or separate from other securities. The warrants either will be issued under a warrant indenture or agreement that will be entered into by us or a trustee at the time of issuance of the warrants or will be represented by warrant certificates issued by us.

Holders of warrants are not shareholders of Cenovus. The particular terms and provisions of warrants offered by any prospectus supplement, and the extent to which the general terms and provisions described below may apply to them, will be described in the prospectus supplement filed in respect of such warrants. This description will include, where applicable: (i) the title or designation of the warrants; (ii) the number of warrants offered; (iii) the price at which the warrants will be offered; (iv) the number of common shares and/or other securities of Cenovus purchasable upon exercise of the warrants and the procedures for exercise; (v) the exercise price of the warrants; (vi) the dates or periods during which the warrants are exercisable and when they expire; (vii) the designation and terms of any other securities with which the warrants will be offered, if any, and the number of warrants that will be offered with each such security; (viii) the material income tax consequences of owning, holding and disposing of the warrants; and (ix) any other material terms and conditions of the warrants including, without limitation, transferability and adjustment terms and whether the warrants will be listed on a stock exchange.

DESCRIPTION OF SHARE PURCHASE CONTRACTS

This section describes the general terms that will apply to any share purchase contracts that may be offered by us pursuant to this prospectus.

We may issue share purchase contracts, representing contracts obligating holders to purchase from or sell to us, and obligating us to purchase from or sell to the holders, a specified number of common shares or preferred shares, as applicable, at a future date or dates, and including by way of instalment.

The price per common share or preferred share and the number of common shares or preferred shares, as applicable, may be fixed at the time the share purchase contracts are issued or may be determined by reference to a specific formula or method set forth in the share purchase contracts. We may issue share purchase contracts in accordance with applicable laws and in such amounts and in as many distinct series as we may determine.

The share purchase contracts may be issued separately or as part of units consisting of a share purchase contract and beneficial interests in debt securities, preferred shares or debt obligations of third parties, including

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U.S. treasury securities or obligations of our subsidiaries, securing the holders’ obligations to purchase the common shares or preferred shares under the share purchase contracts, which we refer to in this prospectus as share purchase units. The share purchase contracts may require us to make periodic payments to the holders of the share purchase units or vice versa, and these payments may be unsecured or refunded and may be paid on a current or on a deferred basis. The share purchase contracts may require holders to secure their obligations under those contracts in a specified manner.

Holders of share purchase contracts are not shareholders of Cenovus. The particular terms and provisions of share purchase contracts offered by any prospectus supplement, and the extent to which the general terms and provisions described below may apply to them, will be described in the prospectus supplement filed in respect of such share purchase contracts. This description will include, where applicable: (i) whether the share purchase contracts obligate the holder to purchase or sell, or both purchase and sell, common shares or preferred shares, as applicable, and the nature and amount of each of those securities, or the method of determining those amounts; (ii) whether the share purchase contracts are to be prepaid or not or paid in instalments; (iii) any conditions upon which the purchase or sale will be contingent and the consequences if such conditions are not satisfied; (iv) whether the share purchase contracts are to be settled by delivery, or by reference or linkage to the value or performance of common shares or preferred shares; (v) any acceleration, cancellation, termination or other provisions relating to the settlement of the share purchase contracts; (vi) the date or dates on which the sale or purchase must be made, if any; (vii) whether the share purchase contracts will be issued in fully registered or global form; (viii) the material income tax consequences of owning, holding and disposing of the share purchase contracts; and (ix) any other material terms and conditions of the share purchase contracts including, without limitation, transferability and adjustment terms and whether the share purchase contracts will be listed on a stock exchange.

DESCRIPTION OF UNITS

This section describes the general terms that will apply to any units that may be offered by us pursuant to this prospectus.

We may issue units comprised of one or more of the other Securities described in this prospectus in any combination. Each unit will be issued so that the holder of the unit is also the holder of each Security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included Security. The unit agreement under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately, at any time or at any time before a specified date.

The particular terms and provisions of units offered by any prospectus supplement, and the extent to which the general terms and provisions described below may apply to them, will be described in the prospectus supplement filed in respect of such units. This description will include, where applicable: (i) the designation and terms of the units and of the securities comprising the units, including whether and under what circumstances those securities may be held or transferred separately; (ii) any provisions for the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising the units; (iii) whether the units will be issued in fully registered or global form; and (iv) any other material terms and conditions of the units.

RISK FACTORS

In addition to the risk factors set forth below, additional risk factors relating to our business are discussed in our annual information form and our annual management’s discussion and analysis, and certain other documents incorporated by reference or deemed to be incorporated by reference in this prospectus, which risk factors are incorporated by reference in this prospectus. Prospective purchasers of Securities should consider carefully the risk factors set forth below, as well as the other information contained in and incorporated by reference in this prospectus and in the applicable prospectus supplement before purchasing

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Securities offered hereby. If any event arising from these risks occurs, our business, prospects, financial condition, results of operations or cash flows, or your investment in the securities could be materially adversely affected.

The common shares may be subject to price and volume fluctuations, and the market price for the common shares following an offering may drop below the offering price.

Securities markets experience considerable price and volume volatility, which may be unrelated to the operating performance of Cenovus or the affected companies. The market price of publicly traded stock is affected by many variables, including the strength of the economy generally, commodity prices, the availability and attractiveness of alternative investments and the breadth of the public market for the stock. The effect of these and other factors on the market price of securities on the stock exchanges on which we trade suggests that the trading price of the common shares may continue to be volatile. These fluctuations may affect the price of the common shares following an offering, and the market price of the common shares may drop below the offering price. As a result of this volatility, you may not be able to sell your common shares at or above the offering price.

The decision to pay dividends and the amount of such dividends is subject to the discretion of the Board based on numerous factors and may vary from time to time.

The amount of cash available to Cenovus to pay dividends, if any, can vary significantly from period to period for a number of reasons, including, among other things: Cenovus’s operational and financial performance; fluctuations in the costs to produce natural gas, oil and NGLs; the amount of cash required or retained for debt service or repayment; amounts required to fund capital expenditures and working capital requirements; access to equity markets; foreign currency exchange rates and interest rates; and the risk factors set forth in this prospectus and documents incorporated by reference in this prospectus.

The decision whether or not to pay dividends and the amount of any such dividends are subject to the discretion of the Board, which regularly evaluates our proposed dividend payments and the solvency test requirements of the Canada Business Corporations Act. In addition, the level of dividends per common share will be affected by the number of outstanding common shares and other securities that may be entitled to receive cash dividends or other payments. Dividends may be increased, reduced or suspended depending on Cenovus’s operational success and the performance of its assets. The market value of the common shares may deteriorate if Cenovus is unable to meet dividend expectations in the future, and that deterioration may be material.

Credit ratings accorded to securities may not remain in effect or may change in the future and may not reflect all risks associated with an investment in the securities.

Our perceived creditworthiness and changes in credit ratings accorded to our securities, if any, may affect the market price or value and the liquidity of such securities. There is no assurance that the ratings, if any, accorded to any of such securities will remain in effect for any given period of time or that the ratings will not be revised or withdrawn entirely in the future by the relevant rating agency. Real or anticipated changes in credit ratings on such securities may affect the market value of such securities. In addition, real or anticipated changes in credit ratings can affect the cost of or terms on which we can issue such securities or obtain alternative financing.

Credit ratings assigned to us and to our securities by independent rating agencies may not reflect all risks associated with an investment in such securities. Any credit ratings applied to such securities are an independent assessment of our ability to pay obligations. The credit ratings, however, may not reflect the potential impact of risks related to structure, market or other factors discussed in this prospectus or documents incorporated by reference in this prospectus on the value of such securities.

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There is an absence of a public market for the debt securities, preferred shares, subscription receipts, warrants, share purchase contracts and units and there can be no assurance as to the liquidity of the trading market for such securities or that a trading market for such securities will develop.

Prior to an offering, there will be no public market for the debt securities, preferred shares, subscription receipts, warrants, share purchase contracts and units and we may not apply for a listing of such securities on any securities exchange. As a result, purchasers may not be able to resell such securities. If such securities are traded after their initial issue, they may trade at a discount from their initial offering prices depending on prevailing interest rates, the market for similar securities and other factors, including general economic conditions and our financial condition. The absence of a public market for such securities may affect the pricing of such securities in the secondary market, if any such market develops, the transparency and availability of trading prices, the liquidity of such securities and the extent of issuer regulation. There can be no assurance as to the liquidity of any trading market of such securities or that a trading market for such securities will develop.

In certain circumstances the debt securities may be subordinated to the security interests of our lenders and the indebtedness of our subsidiaries and partnerships.

The debt securities are not subordinated to any other indebtedness and they are not secured. Although our various debt instruments restrict secured indebtedness, such indebtedness may be incurred, subject to certain conditions. In addition, our subsidiaries and partnerships may incur indebtedness, subject to certain limitations. The debt securities will be effectively subordinated to creditors of our subsidiaries and partnerships, in that our right to participate as a stockholder or partner in the distribution of the assets of any subsidiary or partnership, as the case may be, upon any such distribution would be subject to the prior claims of the creditors of such subsidiary or partnership, as the case may be. We conduct a substantial portion of our business through corporate and partnership subsidiaries.

The Indenture permits us, at any time and from time to time, to complete reorganizations with any of our wholly-owned direct or indirect subsidiaries provided that certain conditions are met. In the event of any such reorganization, the debt securities may continue to be our obligations in circumstances where our assets are comprised of (and potentially limited to) our ownership interest in the subsidiaries through which our operations are thereafter conducted. Such subsidiaries, which following completion of a reorganization may hold all of the assets formerly held by us, are not restricted under the Indenture with respect to subsequent asset dispositions or incurring indebtedness.

Certain securities may be subject to exchange rate and exchange controls risk.

An investment in debt securities or preferred shares that are denominated in a foreign currency may entail significant risks. Such risks include, without limitation, the possibility of significant changes in rates of exchange between the Canadian dollar and such foreign currency and the possibility of the imposition or modification of foreign controls by either the Canadian or foreign governments. Such risks generally depend on economic and political events over which we have no control. Rates of exchange between Canadian dollars and certain foreign currencies are subject to considerable volatility. Fluctuations in any particular exchange rate that have occurred in the past are not necessarily indicative of fluctuations in such rate that will occur during the term of any such security. Depreciation of the currency in which the security is denominated against the Canadian dollar would result in a decrease in the effective yield of such security below its coupon rate on a Canadian dollar basis, and in certain circumstances could result in a loss to the investor on a Canadian dollar basis.

Future exchange controls may affect the availability of a specified foreign currency and our ability to make payments on securities in a specified foreign currency.

Certain governments have imposed, and may in the future impose, exchange controls which could affect exchange rates as well as the availability of a specified foreign currency at the time of payment of principal of, and premium, if any, or interest on the securities. Even if there are no actual exchange controls, it is possible that the specified currency for any such security will not be available at such security’s maturity.

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In the event that any of the Securities are redeemable, purchasers of such Securities may be adversely impacted.

If any of the Securities are redeemable at our option, as set forth in the applicable prospectus supplement, we may choose to redeem such securities from time to time, in accordance with our rights, including when prevailing interest rates are lower than the rates borne by such securities. If prevailing rates are lower at the time of redemption, a purchaser may not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as the interest rate on the securities being redeemed. Redemption rights may also adversely impact a purchaser’s ability to sell such securities as the optional redemption date or period approaches.

Prevailing interest rates for comparable securities will affect the market price or value of the debt securities or preferred shares.

Prevailing interest rates will affect the market price or value of the debt securities or preferred shares. Assuming all other factors remain unchanged, the market price or value of the debt securities or preferred shares may decline as prevailing interest rates for comparable debt securities or preferred shares rise.

In the event that securities are issued with a floating rate of interest, purchasers of such securities may be adversely impacted.

An investment in securities which are issued with a floating rate of interest entails significant risks not associated with investments in fixed rate securities. The resetting of the applicable rate on a floating rate security may result in lower interest compared to a fixed rate security issued at the same time. The applicable rate on a floating rate security will fluctuate in accordance with fluctuations in the instrument or obligation on which the applicable rate is based, which in turn may fluctuate and be affected by a number of interrelated factors, including economic, financial and political events over which we have no control.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable prospectus supplement will describe certain Canadian federal income tax consequences to an investor of acquiring any Securities offered thereunder, including, for investors who are non-residents of Canada, whether the payments of principal, interest or distributions, if any, on the Securities will be subject to Canadian non-resident withholding tax.

The applicable prospectus supplement will also describe certain U.S. federal income tax consequences of the acquisition, ownership and disposition of any Securities offered thereunder by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code).

PLAN OF DISTRIBUTION

We may offer and sell Securities to or through underwriters or dealers and also may sell Securities directly to purchasers pursuant to applicable statutory exemptions, or through agents. These Securities may be offered and sold in Canada and/or the United States and elsewhere where permitted by law.

The distribution of Securities may be effected from time to time in one or more transactions at: (i) a fixed price or prices, which may be changed; (ii) market prices prevailing at the time of sale; or (iii) prices related to such prevailing market prices to be negotiated with purchasers.

If offered on a non-fixed price basis, Securities may be offered at market prices prevailing at the time of sale or at prices to be negotiated with purchasers at the time of sale, which prices may vary as between purchasers and during the period of distribution. If Securities are offered on a non-fixed price basis, the underwriters’, dealers’ or agents’ compensation will be increased or decreased by the amount by which the aggregate price paid for Securities by the purchasers exceeds or is less than the gross proceeds paid by the underwriters, dealers or agents to us.

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In connection with the sale of Securities, underwriters may receive compensation from us or from purchasers of Securities for whom they may act as agents in the form of concessions or commissions. Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters and any commissions received by them from us and any profit on the resale of Securities by them may be deemed to be underwriting commissions under the 1933 Act.

If so indicated in the applicable prospectus supplement, we may authorize dealers or other persons acting as our agents to solicit offers by certain institutions to purchase the Securities directly from us pursuant to contracts providing for payment and delivery on a future date. These contracts will be subject only to the conditions set forth in the applicable prospectus supplement or supplements, which will also set forth the commission payable for solicitation of these contracts.

The applicable prospectus supplement will also set forth the terms of the offering relating to particular Securities, including to the extent applicable, the initial offering price, our proceeds from the offering, the underwriting concessions or commissions, and any other discounts or concessions to be allowed or reallowed to dealers. Underwriters with respect to the particular Securities sold to or through underwriters will be named in the prospectus supplement relating to such Securities.

Under agreements which may be entered into by us, underwriters, dealers and agents who participate in the distribution of Securities may be entitled to indemnification by us against certain liabilities, including liabilities under the 1933 Act and Canadian provincial securities legislation, or to contributions with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. The underwriters, dealers and agents with whom we enter into agreements may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

Any offering of debt securities, preferred shares, subscription receipts, warrants, share purchase contracts or units will be a new issue of securities with no established trading market. Unless otherwise specified in a prospectus supplement, the debt securities, preferred shares, subscription receipts, warrants, share purchase contracts or units will not be listed on any securities exchange or on any automated dealer quotation system. This may affect the pricing of the debt securities, preferred shares, subscription receipts, warrants, share purchase contracts and units in the secondary market, the transparency and availability of trading prices, the liquidity of the debt securities, preferred shares, subscription receipts, warrants, share purchase contracts and units and the extent of issuer regulation. Certain broker-dealers may make a market in the debt securities, preferred shares, subscription receipts, warrants, share purchase contracts or units, but will not be obligated to do so and may discontinue any market making at any time without notice. We cannot assure you that any broker-dealer will make a market in the debt securities, preferred shares, subscription receipts, warrants, share purchase contracts or units of any series or as to the liquidity of the trading market, if any, for such securities.

In compliance with the guidelines of the United States Financial Industry Regulatory Authority, Inc. (“FINRA”), the maximum discount or commission to be received by any FINRA member or independent broker-dealer may not exceed eight percent of the aggregate gross sales proceeds of any Securities offered hereby. In addition, if more than five percent of the net proceeds of any offering of Securities made under this prospectus will be received by any FINRA member participating in the offering or by affiliates or associated persons of such FINRA member or any participating member who otherwise would have a “conflict of interest” under FINRA Rules, the offering will be conducted in accordance with FINRA Rule 5121.

INTEREST COVERAGE

The following sets forth our interest coverage ratios calculated for the twelve month period ended December 31, 2015, based on audited financial information. The interest coverage ratios do not give effect to any Securities offered by this prospectus since the aggregate amount of Securities that will be issued hereunder, if any, and the terms of issue are not presently known. The interest coverage ratios set forth below do not purport to be indicative of the interest coverage ratios for any future periods.

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Our borrowing costs on all interest bearing financial liabilities amounted to $328 million for the twelve months ended December 31, 2015. Our net earnings plus income tax, borrowing costs on all interest bearing financial liabilities for the twelve months ended December 31, 2015 was $865 million.

December 31, 2015

Interest coverage:

Net earnings available for all interest bearing financial liabilities(1)	2.6 times
Net earnings available for short-term borrowings and long-term debt before unrealized (gains) and losses on risk management activities(2)	3.2 times

Notes:

(1)	Calculated as net earnings plus income tax, borrowing costs on all interest bearing financial liabilities; divided by borrowing costs for all interest bearing financial liabilities.
(2)	Calculated as net earnings plus income tax, interest on short-term borrowings and long-term debt and before unrealized (gains) and losses on risk management activities; divided by interest expense on short-term borrowings and long-term debt.

We believe the interest coverage ratio based on net earnings available for short-term borrowings and long-term debt and before unrealized (gains) and losses on risk management activities is a relevant measure for investors as the realization of unrealized (gains) and losses are yet to be determined and will be realized in future periods.

LEGAL MATTERS

Unless otherwise specified in the applicable prospectus supplement, certain legal matters relating to Canadian law will be passed upon for us by Bennett Jones LLP, Calgary, Alberta, Canada and certain legal matters in connection with the offering relating to United States law will be passed upon for us by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York.

As of the date of this prospectus, the partners and associates of Bennett Jones LLP, as a group, beneficially own, directly or indirectly, less than 1% of any class of our outstanding securities.

AGENT FOR SERVICE OF PROCESS

Mr. Ralph S. Cunningham, Mr. Steven F. Leer and Mr. Charles M. Rampacek are directors of Cenovus who reside outside of Canada. Each of these directors has appointed Cenovus, 2600, 500 Centre Street S.E., Calgary, Alberta, Canada T2G 1A6, as their agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.

AUDITOR

Our auditor is PricewaterhouseCoopers LLP, Chartered Professional Accountants, who has prepared an independent auditor’s report dated February 10, 2016 in respect of our audited annual consolidated financial statements for the year ended December 31, 2015, comprising our consolidated balance sheets as at December 31, 2015 and December 31, 2014 and the consolidated statements of earnings, comprehensive income, shareholders’ equity and cash flows for the years ended December 31, 2015, 2014 and 2013 and the related notes. PricewaterhouseCoopers LLP has advised that they are independent with respect to us within the meaning of the Code of Professional Conduct of the Chartered Professional Accountants of Alberta and the rules of the SEC.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the common shares is Computershare Trust Company of Canada at its principal offices in Calgary, Alberta and Toronto, Ontario.

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EXPERTS

Information relating to our reserves and resources in certain documents incorporated by reference in this prospectus was prepared by GLJ Petroleum Consultants Ltd. and/or McDaniel & Associates Consultants Ltd. as independent qualified reserves evaluators. The designated professionals, as such term is defined under applicable securities legislation, of each of GLJ Petroleum Consultants Ltd. and McDaniel & Associates Consultants Ltd., in each case, as a group beneficially own, directly or indirectly, less than 1% of any class of our securities.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this prospectus is a part insofar as required by the SEC’s Form F-10:

•	the documents listed in the second paragraph under “Where You Can Find More Information” in this prospectus;

•	our supplementary information — oil and gas activities (unaudited) for the fiscal year ended December 31, 2015;

•	our statement of contingent and prospective resources dated February 10, 2016;

•	the consent of our auditor, PricewaterhouseCoopers LLP;

•	the consent of our Canadian counsel, Bennett Jones LLP;

•	the consents of our independent qualified reserves evaluators, GLJ Petroleum Consultants Ltd. and McDaniel & Associates Consultants Ltd.;

•	the Indenture; and

•	powers of attorney from our directors and officers.

$

Cenovus Energy Inc.

PROSPECTUS SUPPLEMENT

Joint Book-Running Managers

RBC Capital Markets

J.P. Morgan

            , 2017